Form 20-F
period 2018-12-31
Mogo Finance Technology Inc.
filed 2019-04-29
CIK 1602842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-38409

MOGO FINANCE TECHNOLOGY INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia
(Jurisdiction of incorporation or organization)

2100 – 401 West Georgia Street, Vancouver, BC V6B 5A1
(Address of principal executive offices)

Gregory Feller, President & Chief Financial Officer 2100 – 401 West Georgia Street, Vancouver, BC V6B 5A1 Tel: 604-659-4380 Fax: 604-733-4944
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 23,226,846 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

2

INTRODUCTION

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2016, 2017 and 2018, which are presented in Canadian dollars. Amounts in this annual report on Form 20-F are stated in Canadian dollars unless otherwise indicated.

This annual report on Form 20-F may refer to trademarks, trade names and material which is subject to copyright and which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this annual report on Form 20-F may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trademarks used in this annual report on Form 20-F are the property of their respective owners.

This annual report on Form 20-F is dated April 29, 2019. Except where otherwise indicated, the information contained in this annual report on Form 20-F is stated as of December 31, 2018.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to the Company’s current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and charge-off ratios;

•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, and ability to extend or refinance any outstanding amounts under the Company’s credit facilities;

•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the acceptance by consumers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new members and develop and maintain existing members;

•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

•	the Company’s competitive position and the regulatory environment in which the Company operates; and

•	anticipated trends and challenges in the Company’s business and the markets in which it operates.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail under “Item 3. Key Information—D. Risk Factors” or elsewhere in this annual report on Form 20-F, including but not limited to:

•	our history of losses;

•	our recent, rapid growth;

•	our negative operating cash flow;

•	our ability to access additional capital through issuances of equity and debt securities;

•	disruptions in the credit markets;

•	our products achieving sufficient market acceptance;

•	a decline in demand for our products;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	security breaches of members’ confidential information;

•	economic conditions;

•	an increase in member default rates;

•	material changes to the interest rate charged to our members and paid to our lenders;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facilities;

•	the development, acceptance and widespread use of cryptocurrency is subject to a variety of factors that are difficult to evaluate;

•	banks, financial institutions and insurance providers may not provide banking and/or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services;

•	the price of our publicly traded securities could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value;

•	privacy considerations;

•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	our ability to collect payment on our loans and maintain accurate accounts;

•	the reliability of our credit scoring model;

•	the adequacy of our allowance for loan losses;

•	access to reliable third-party data;

•	our risk management efforts;

•	operating risk and insurance coverage;

•	our efforts to expand our market reach and product portfolio;

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct and/or errors by our employees and third-party service providers;

•	our ability to collect payment and service the products we make available to our members;

•	our reliance on third-party partners and service providers to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by members;

•	our reliance on key personnel;

•	competition for employees;

•	preserving our corporate culture; and

•	risks related to litigation.

Although the forward-looking statements contained in this annual report on Form 20-F are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date of this annual report on Form 20-F and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F, including the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects – A. Operating Results," the consolidated financial statements and the accompanying notes thereto in “Item 18. Financial Statements” (the “Consolidated Financial Statements”), and the other information in this annual report on Form 20-F. The selected financial data presented below is derived from our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). No dividends have been declared by the Company. The selected financial information set out below may not be indicative of the Mogo’s future performance.

	For the years ended December 31
($000s, except per share amounts)	2018	2017	2016	2015	2014
Consolidated Statements of Comprehensive Loss
Revenue	61,277	48,681	49,870	43,532	23,400
Gross profit	38,851	32,809	30,709	27,126	14,825
Loss from operations	(4,228)	(2,907)	(3,694)	(10,573)	(4,473)
Loss and comprehensive loss	(22,022)	(19,729)	(17,092)	(21,351)	(13,073)

Loss per share
Basic and fully diluted	(0.97)	(1.07)	(0.94)	(1.63)	(1.70)
Weighted average number of basic and fully diluted common shares	22,714	18,381	18,251	13,133	7,672

	As at December 31
	2018	2017	2016	2015	2014
Consolidated Balance Sheet Data
Cash	20,439	40,560	18,624	31,724	23,599
Loans receivable, net	86,347	73,460	61,875	61,768	19,177
Intangible assets	18,658	14,897	12,249	6,851	3,456
Total assets	132,234	134,703	99,027	107,342	49,410
Credit facilities	75,934	57,110	45,943	40,384	12,819
Debentures	41,625	39,680	40,092	40,326	39,185
Convertible debentures	11,781	12,864	-	-	-
Share capital	75,045	71,389	3,945	45,314	38,918
Total equity (deficit)	(8,694)	13,795	5,702	20,026	(6,220)

Exchange Rate Information

The rate of exchange as of April 19, 2019 for the conversion of one Canadian dollar into United States dollars was U.S. $0.7470 and for the conversion of one United States dollar into Canadian dollars was C$1.3386. The following table sets forth the exchange rates for the conversion of U.S. $1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the U.S. Federal Reserve's website (http://www.federalreserve.gov).

	2018	2017	2016	2015	2014
Average	1.2957	1.2984	1.3243	1.2791	1.1043

	April 1-19, 2019	March 2019	February 2019	January 2019	December 2018	November 2018
High	1.3397	1.3445	1.3307	1.3591	1.365	1.3328
Low	1.3344	1.3277	1.3095	1.314	1.319	1.3108

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In addition to any other risks contained in this annual report on Form 20-F, as well as our management’s discussion and analysis and consolidated financial statements and accompanying notes, the risks described below are the principal risks that could have a material and adverse effect on our business, financial condition, results of operations, cash flows, future prospects or the trading price of our Common Shares. This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See "Cautionary Note Regarding Forward Looking Statements”.

We have a history of losses and may not achieve consistent profitability in the future. In addition, if we continue to grow rapidly, we may not be able to manage our growth effectively.

We generated net losses of $22.0 million in 2018. As of December 31, 2018, we had an accumulated deficit of $90.8 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, continue developing our products including further development of our platform, increase our service and general product servicing capabilities, compensate our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable, we expect the aggregate amount of this expense will also continue to grow.

Our membership grew from 544,000 members as at December 31, 2017 to 756,000 members as at December 31, 2018. Our historical growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial, management and compliance controls as well as our reporting systems and procedures. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Form 20-F, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our publicly listed securities may significantly decrease.

We have negative operating cash flow and continued negative operating cash flow may restrict our ability to pursue our business objectives.

The Company had negative operating cash flow for the year ended December 31, 2018. The Company may require additional financing to fund its operations to the point where it is generating positive operating cash flow. Continued negative operating cash flow may restrict the Company’s ability to pursue its business objectives.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing our marketing expenditures to improve our brand awareness, developing new products or services or further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, our agreements with our lenders contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing that we secure in the future could involve further restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

If new products and platform enhancements do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new products and platform enhancements to incorporate additional features, improve functionality or otherwise make our platform more desirable to our members. New product or platform enhancements must achieve high levels of market acceptance in order for us to recoup our investment in developing and bringing them to market.

Any new products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including, without limitation, the following:

•	our failure to predict market demand accurately and supply products that meet this demand in a timely fashion;

•	members using our platform may not like, find useful or agree with any changes;

•	defects, errors or failures in our platform;

•	negative publicity about our products or our platform’s performance or effectiveness;

•	delays in releasing to the market new products or platform enhancements; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our new products or platform enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with new products or enhancements.

Our business is subject to extensive and evolving regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

Our business is subject to numerous federal, provincial and other local laws, ordinances and regulations in each of the jurisdictions in which we operate, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business.

As we develop and introduce new products and services, we may become subject to additional laws and regulations. In March 2018, we launched the MogoCrypto account which allows our members to buy and sell bitcoin. Bitcoin is not considered legal tender or backed by any government, and it has experienced price volatility, technological glitches and various law enforcement and regulatory interventions. We do not believe that the MogoCrypto account involves offering members securities that are subject to the registration, prospectus or other provisions of securities laws. We also do not believe the feature subjects us to regulation under securities laws, including as an investment adviser, investment dealer, portfolio manager or marketplace. However, the regulation of cryptocurrency is still an evolving area and it is possible that a court or a provincial or federal regulator could disagree with one or more of these conclusions. In addition, governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Similar actions by regulatory bodies (such as an exchange on which the Company’s securities are listed, quoted or traded) could result in restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s securities. Such a restriction could affect our ability to raise new capital or maintain a securities listing with an exchange (such as the Company’s current listing with the Toronto Stock Exchange (“TSX”) and The NASDAQ Stock Market LLC (“NASDAQ”)) which would have a material adverse effect on the business, prospects or operations of the Company and harm investors in the Company’s securities. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation. If we fail to comply with regulations or prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences. Further, we might not be able to continue operating the MogoCrypto account, at least in its current form, and to the extent that the feature is viewed by the market as a valuable asset to the Company, the price of our common shares could decrease. Additionally, there is no specific accounting guidance under International Financial Reporting Standards as issued by the International Accounting Standards Board covering accounting for cryptocurrencies, which means the accounting can be complex and subject to challenge or scrutiny. The final conclusions on the accounting treatment for our cryptocurrency transactions could affect the presentation of our results of operations.

In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations, financial condition and the price of our common shares. In addition, future legislation or regulations, or amendments to the existing regulatory regime, could require us to modify our platform and processes, which may cause us to incur additional costs and lead to a reduction in revenue. As an example, between 2016 and 2018, British Columbia, Alberta and Ontario implemented amendments to legislation and regulations relating to our legacy short-term loan products, which we phased out in the third quarter of 2018. New legislation and regulations respecting ‘high-cost credit products’ have been implemented in Alberta and Manitoba and are currently being contemplated in British Columbia and Ontario that affect certain of our MogoMoney products. We also anticipate having to register as a ‘money services business’ with the Financial Transactions and Reports Analysis Centre of Canada in relation to our MogoCrypto and MogoCard products as a result of proposed amendments to the regulations under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) as they relate to virtual currency and pre-paid payment product accounts.

While we have reviewed and revised our business model to ensure it complies with the applicable provincial and federal laws, the application of certain legislation to our business model remains uncertain. There is a risk that regulatory bodies or consumers could assert that certain federal or provincial laws are applicable where we have determined that they are not, and that we are not in compliance with such applicable requirements. If it is determined that we have not complied with the requirements of applicable laws, we could be subject to civil actions for nullification of contracts, rebate of some or all payments made by members, and damages, and/or subject to prosecution for violation of the laws, any of which outcomes could have a material adverse effect on the Company.

We and our partners obtain, store and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

Cyber security risk is the risk of harm, loss and liability resulting from a failure or breach of information technology systems. We and our third-party partners and service providers, including third-party data centers that we use, obtain and process large amounts of sensitive data, including our members’ personal and credit information, bitcoin holdings and other sensitive data relating to our members and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies. Indeed, security breaches, computer malware and computer hacking attacks have been a prevalent concern for companies involved in the cryptocurrency space.

We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures. However, if our security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery, or otherwise, and, as a result, someone obtains unauthorized access to funds, cryptocurrencies, or sensitive information, including personally identifiable information, on our systems or our partners’ systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing members, prevent us from obtaining new members, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, cease operations, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation and costs associated with remediation, such as fraud monitoring. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

Some or all of the bitcoins held in MogoCrypto could be lost or stolen. Access to coins held in MogoCrypto could also be restricted by cybercrime (such as a denial of service attack) against a service used by Mogo in connection with MogoCrypto. Any of these events may adversely affect Mogo’s members and business.

In addition, cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the cryptocurrency network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of coins or a theft of coins generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft on its own behalf or on behalf of its members. It is possible that, through computer or human error, or through theft or criminal action, any of the Company’s or its members’ coins could be transferred from the Company or one or more of its members in incorrect amounts or to unauthorized third parties. To the extent that the Company is unable to seek a corrective transaction with such third party or is incapable of identifying the third party which has received the coins through error or theft, the Company will be unable to revert or otherwise recover the incorrectly transferred coins, which could adversely affect the business, prospects or operations of the Company.

Worsening economic conditions may cause our members’ loan default rates to increase and harm our operating results.

Uncertainty and negative trends in general economic conditions in Canada and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies operating in our industries. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.

Many of our members are millennials. Accordingly, our members may be more likely to be affected or more severely affected than more established individuals by adverse economic conditions. These conditions may result in higher default rates on loans by our existing members.

There can be no assurance that economic conditions will remain favorable for our business or that default rates on our loans by our members will remain at current levels. Increased default rates by our members on our loans may inhibit our access to capital and negatively impact our profitability. If delinquency or uncollectable rates on our consumer loans exceed certain levels defined in our credit facilities it could constitute a default under our credit facilities or other credit facilities, reducing or terminating such facilities. Furthermore, we receive a number of applications from potential members who do not satisfy the requirements for our loans. If an insufficient number of qualified individuals apply for our loans, our growth and revenue could decline.

Our business may be adversely affected by material changes to the interest rate charged to our members and paid to our lenders.

We earn a substantial portion of our revenues from interest payments on the loans we make to our members. Various financial institutions and other funding sources provide, and may in the future provide, us with the capital to fund these term loans and lines of credit and charge us interest on funds that we draw down. In the event that the spread between the rate at which we lend to our members and the rate at which we borrow from our lenders decreases, our financial results and operating performance will be harmed.

There are a variety of factors that could affect the interest rates we charge to our members and which we pay to our lenders, such as access to capital based on our business performance, the volume of loans we make to our members, competition with other lenders and regulatory requirements. These interest rates may also be affected by variations to the types of products we sell to our members and investors over time and a shift among our channels of member acquisition. Interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies. Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

Our debt financing sources are highly concentrated, and we may not be able to access additional sources of funding on reasonable terms or at all.

We have obtained debt financing from a limited number of lenders. We currently depend on our credit facilities and other forms of debt in order to finance most of the loans we make to our members. Our reliance on the credit facilities for a significant amount of our funding exposes us to funding concentration risks. If the lender decides to terminate the credit facilities, our business, operating results, financial condition and prospects could be adversely affected. In addition, our debt facilities must be renewed on a periodic basis. If we were unable to renew these facilities on acceptable terms when they became due there could be a material adverse effect on our financial condition, liquidity and results of operations.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, and/or acceleration of the related funding facilities which could materially impact our operations.

Primary funding sources available to support the maintenance and growth of our business include, among others, our credit facilities. These facilities contain restrictions on the Company’s ability to, among other things, pay dividends, sell or transfer assets, incur additional debt, repay other debt, make certain investments or acquisitions, repurchase or redeem shares, and engage in alternate business activities. The facilities also contain a number of covenants that require the Company to maintain certain specified financial ratios. Description of these covenants, requirements and events are set out in the credit facility agreements.

During the occurrence of an event of default under our credit facilities, for example, principal collections from our consumer loans would be applied to repay principal under the credit facilities rather than being available on a revolving basis to fund newly originated loans. During the occurrence of an event of default under any of our debt, including debt owing under our credit facilities, debt owing to the holders of debentures issued by the Company or debt owing to future facilities we may enter into, the applicable lender could accelerate the repayment of our debt and the lender’s commitments to extend further credit would terminate. If we were unable to repay the amounts due and payable under our debt when due, the applicable lender could seek remedies, including against the collateral pledged as security for such debt. A default under one credit facility could also lead to default under other facilities due to cross-acceleration or cross-default provisions.

An event of default or other event requiring early repayment of our credit facilities would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow, which in turn could have a material adverse effect on our ability to meet our obligations under our facilities.

The development, acceptance and widespread use of cryptocurrency is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur and is unpredictable. The factors include, but are not limited to:

•	Continued worldwide growth in the adoption and use of cryptocurrencies;

•	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar cryptocurrency systems;

•	Changes in consumer demographics and public tastes and preferences;

•	The maintenance and development of the open-source software protocol of the Bitcoin network or similar cryptocurrency systems;

•	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	General economic conditions and the regulatory environment relating to digital assets; and

•	Negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

Such events could have a material adverse effect on the ability of the Company to successfully maintain the MogoCrypto account or to pursue other opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company.

In addition, currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace for goods or services. In comparison, there is relatively large use by speculators contributing to price volatility. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could affect the long-term value of the cryptocurrencies which would have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company.

Banks, financial institutions and insurance providers may not provide banking and/or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services.

A number of companies that provide cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. We also may be unable to obtain or maintain these services for our business. While the Company has insured its operations, given the novelty of the cryptocurrency space, such insurance may not be available, uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance coverage. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

The price of our publicly traded securities could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value.

In light of the launch of the MogoCrypto account and any other blockchain initiatives the Company may pursue, or continue to pursue, including cryptocurrency mining, the market price of our publicly traded securities may be subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or the blockchain generally, factors over which the Company has little or no influence or control.

Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or the Company or its share price, inflating and making their market prices more volatile or creating “bubble” type risks.

As a result, the value of our publicly traded securities, and the value of cryptocurrencies generally may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in market prices, profits from related or unrelated investments or holdings of cryptocurrency. Such factors or events could have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company, and could potentially affect the value of any cryptocurrencies the Company may acquire for its own account.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from members. There are federal, provincial and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

While we have policies and procedures in place to protect personally identifiable information and other sensitive data of our members that comply with applicable laws, the regulatory framework for privacy issues in Canada is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

The success of our platform depends, in part, upon our intellectual property. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, suppliers and other third parties to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently do not have any issued patents.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights.

Our failure to secure, protect and enforce our intellectual property rights could seriously harm our brand and adversely affect our business.

We may face claims by third parties for alleged infringement of their intellectual property rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may claim that we infringe their intellectual property rights. Claims of infringement are becoming increasingly common as the software industry develops and third parties may assert infringement claims against us in the future. Although we have developed most of our platform, we do include third-party software in our platform. In these cases, this software is licensed from the entity holding the intellectual property rights. Although we believe that we have secured proper licenses for all third-party software that is integrated into our platform, third parties may assert infringement claims against us in the future. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to our ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of our defence against those claims or our attempt to license the intellectual property rights or rework our platform to ensure it complies with judicial decisions. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any of the foregoing could have a significant adverse effect on our business and operating results as well as our ability to generate future revenue.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We incorporate open source software into our proprietary platform and into other processes supporting our business. Such open source software may include software covered by licenses like the GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of the platform and negatively affects our business operations. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If portions of our proprietary platform are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platform or change our business activities. In addition to risks related to license requirements, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

If our software contains serious errors or defects, we may lose revenue and market acceptance.

Software developed for our proprietary platform often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our proprietary platform, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in inappropriate loan decisioning and corresponding credit scores and/or interest rates.

Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

We face the risk that our members will fail to repay their loans in full. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations.

We rely on our proprietary credit scoring model in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

In deciding whether to extend credit to prospective members, we rely heavily on our credit score generated by our proprietary credit scoring model and decisioning system, an empirically derived suite of statistical models built using third-party data, data from our members and our credit experience gained through monitoring the performance of our members over time. If our proprietary credit scoring model and decisioning system fails to adequately predict the creditworthiness of our members, or if our proprietary cash flow analytics system fails to assess prospective members’ financial ability to repay their loans, or if any portion of the information pertaining to the prospective member is false, inaccurate or incomplete, and our systems did not detect such falsities, inaccuracies or incompleteness, or any or all of the other components of the credit decision process described herein fails, we may experience higher than forecasted losses. Furthermore, if we are unable to access the third-party data used in our credit scores, our access to such data is limited or such information is outdated or incorrect, our ability to accurately evaluate potential members will be compromised, and we may be unable to effectively predict probable credit losses inherent in our loan portfolio, which would negatively impact our results of operations.

We rely on data from third parties for the successful operation of our platform.

Our ability to review and select qualified members depends on credit, identification, employment and other relevant information that we receive from third parties, including credit bureaus. If this information becomes unavailable or becomes more expensive to access, it could increase our costs as we seek alternative sources of information. If this third-party data is incorrect, our ability to identify qualified members or approve and price products may suffer and our business may be harmed.

Our risk management efforts may not be effective.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market- related risk, as well as operational risks related to our business, assets and liabilities. To the extent our models used to assess the creditworthiness of potential members do not adequately identify potential risks, the credit scores we produce would not adequately represent the risk profile of such members and could result in higher risk than anticipated. Our risk management policies, procedures, and techniques, including our use of our proprietary credit scoring technology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified or identify concentrations of risk or additional risks to which we may become subject in the future.

Operating risk and insurance coverage.

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Our levels of indebtedness can have negative implications for our shareholders.

We have, and anticipate having, a significant amount of indebtedness. Our ability to make payments of principal and interest on our funding debt will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

Our substantial indebtedness could have significant consequences to shareholders, such as the inability to satisfy our obligations under our credit facilities and increased vulnerability to adverse general economic and industry conditions. We may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes and we would have to allocate a substantial portion of our cash resources to the payment on our indebtedness, which would reduce the funds available for operations and for distribution to shareholders.

Our success and future growth depend in part on our successful marketing efforts and increased brand awareness. Failure to effectively use our brand to convert sales may negatively affect our growth and our financial performance.

We believe that an important component of our growth will be continued market penetration through our digital marketing channel and leveraging our marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”), during the five-year term of the agreement. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the Mogo brand with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Mogo brand, and drive more unique visitors to open MogoAccounts and access Mogo products. The agreement with Postmedia can be terminated if the Company’s revenues do not reach certain specified thresholds or if Postmedia’s media reach drops below specified thresholds. We incurred expenses of $8.8 million on sales and marketing in the year ended December 31, 2018

Our business model relies on our ability to scale rapidly and to decrease incremental member acquisition costs as we grow. If we are unable to recover our marketing costs through increases in website traffic and in our conversion rates, or if we discontinue our broad marketing campaigns, it could have a material adverse effect on our growth, results of operations and financial condition.

Member complaints or negative publicity could result in a decline in our member growth and our business could suffer.

Our reputation is very important to attracting new members to our platform as well as securing repeat lending and mortgage refinancing to existing members. While we believe that we have a good reputation and that we provide our members with a superior experience, there can be no assurance that we will continue to maintain a good relationship with our members or avoid negative publicity. Any damage to our reputation, whether arising from our conduct of business, negative publicity, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with securities regulatory authorities and TSX and NASDAQ requirements, security breaches or otherwise could have a material adverse effect on our business.

Any misconduct and/or errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be materially adversely affected if transactions are redirected, misappropriated or otherwise improperly executed, if personal and business information is disclosed to unintended recipients or if an operational breakdown or failure in the processing of other transactions occurs, whether as a result of human error, a purposeful sabotage or by means of a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with members is governed by various federal and provincial laws. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow our protocol when interacting with members, we could be liable for damages and subject to regulatory actions and penalties. As a result, we could also be perceived to have facilitated or participated in illegal misappropriation of funds, documents or data, or failed to have followed protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our members, inability to attract future members, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Our business depends on our ability to collect payments and service the products we make available to our members.

We rely on banks and services providers to facilitate funds transfers within our MogoAccount, including among other things, the disbursement of proceeds of newly originated loans to our members, the collection of payments from members, and the processing of funding and withdrawal requests to and from members’ MogoCards and MogoCrypto accounts. As we are not a bank, we do not have the ability to directly access the electronic funds transfer payment network, and must therefore rely on a service provider to process our transactions. If we cannot continue to obtain such services from our current institution, service provider or elsewhere, or if we cannot transition to another processor quickly, our ability to process transactions will suffer.

We rely on third-party partners and service providers to deliver our products and services. Any disruption of service by such third parties could interrupt or delay our ability to deliver our products and service to our members.

We rely on third-party partners and service providers to deliver our products and services, including with respect to the provision of such products and services, account verification, credit decisioning, transaction processing. We also serve our members from third-party cloud-based and traditional data center facilities. The continuous availability of our service depends on the continued operations of these third-party partners, service providers and facilities. In addition, we depend on the ability of our third-party partners and service providers to protect their operations and facilities against damage or interruption from security breaches, natural disasters, power or telecommunications failures, criminal acts and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, our business could be harmed.

We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with members and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that provide financial services to individuals. These traditional financial institutions include banks, credit unions, credit card issuers and other consumer finance companies. In addition, other technology companies may begin to focus, or may in the future focus, their efforts on targeting millennials.

In some cases, some competitors may offer a broader range of financial products to our members, and some competitors may offer a specialized set of specific products or services. Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

If the information provided by members to us is incorrect or fraudulent, we may misjudge a member’s qualification to receive a loan and our operating results may be harmed.

Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, our credit model may not accurately reflect the associated risk. In addition, data provided by third-party sources is a significant component of our credit model, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and operating results.

We also use identity and fraud check analyzing data provided by external databases to authenticate each member’s identity. There is a risk, however, that these checks could fail, and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including David Feller, our Chairman and Chief Executive Officer (“CEO”), and Gregory Feller, our President and Chief Financial Officer (“CFO”). Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and despite maintaining a comprehensive succession plan, we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled engineering and data analytics personnel is extremely intense, and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our common shares may adversely affect our ability to attract or retain highly skilled technical, financial and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our members could diminish, resulting in a material adverse effect on our business.

If we cannot maintain our corporate culture, we could lose valuable qualities from our workforce.

We believe that our corporate culture is a critical component of our success, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Failure to preserve our corporate culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Litigation may adversely affect our business and financial condition.

Our business is subject to the risk of litigation by employees, members, consumers, suppliers, competitors, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of law suits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect consumer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business and financial condition.

United States investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act of British Columbia (“BCA”), that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

As a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. Holders of our common shares.

Based on estimates of the composition of our income and the value of our assets, we believe that we are a PFIC for United States federal income tax purposes for the 2017 taxable year and that we are likely to be a PFIC for the 2018 taxable year.

We will be classified as a PFIC for any taxable year for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

PFIC status is determined annually and depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to our PFIC status for future taxable years. The value of our assets will be based, in part, on the then market value of our common shares, which is subject to change.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined under “United States Federal Income Tax Considerations”) holds common shares, such U.S. Holders could be subject to adverse United States federal income tax consequences whether or not we continue to be a PFIC. For example, U.S. Holders may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If we are a PFIC during which a U.S. Holder holds common shares, such U.S. Holder may be able to make a “mark-to-market” election or a “qualified electing fund” election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. Holder. Although upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make the qualified election, no assurance can be given that such information will be available for any lower-tier PFIC that we do not control. See “Certain U.S. Federal Income Tax Considerations” for additional information.

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Mogo Finance Technology Inc. We were incorporated under the Company Act (British Columbia) on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the BCA on May 4, 2005. Our name was changed several times, the last of which occurred on June 1, 2012 when our name was changed from “Hornby Management Inc.” to the current name, “Mogo Finance Technology Inc.”  See “Item 10 –C. Material Contracts”  and  “–B. Organizational Structure" for additional information on our corporate structure, including a list of our major subsidiaries.

Our principal place of business is located at 2100-401 West Georgia Street, Vancouver, British Columbia V6B 5A1, telephone number (604)-659-4380, and our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Our agent for service of process in the United States is C T Corporation System, located at 28 Liberty Street, New York, NY 10005.

We made capital expenditures of $3,816,000, $366,000 and $935,000 in 2018, 2017, and 2016, respectively. Our capital expenditures were primarily for the purchase of computer equipment.

B. Business Overview

Mogo, a Vancouver-based financial technology company, is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage and control their finances. Users can sign up for a free account  (“MogoAccount”) in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account with the Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

We have invested over $250 million in our platform and expect to continue to invest heavily in enhancing our existing product offering, and in the development of new products.

Free Credit Score Monitoring

We believe that knowing your credit score is an important part of managing your financial health. When an individual opens a MogoAccount, they receive their Equifax credit score for free. Unlike a credit score inquiry made through other channels, there is no impact to their credit score when opening a MogoAccount, which is another innovative part of our solution. Members can also receive free monthly credit score updates (again, without impact to their credit score) and ongoing education on what impacts their credit score and how it can be improved.

MogoProtect

With data breaches happening almost daily, most people do not realize they have been compromised until the damage is already done. Fraudsters can use stolen personal information to get a loan or mortgage, open bank accounts and more. MogoProtect is an optional subscription-based product within the MogoAccount that helps individuals protect themselves against identity fraud by monitoring their Equifax credit bureau for inquiries. Subscribing members receive a push notification and email within 24 hours of the inquiry being reported. If a member notices any suspicious inquiries, Mogo will guide them through next steps to help stop fraudsters in their tracks.

MogoCard

The MogoCard is designed to help members monitor and control their spending in a convenient and engaging way through features such as instant transaction alerts with each purchase along with updated real-time balance delivered to members’ phones. The MogoCard is Chip/Pin and Paywave enabled and is linked to a member’s bank account through the MogoAccount. Members can transfer funds instantly from most bank accounts in Canada on to their MogoCard directly through the Mogo app. Unlike other prepaid cards and most bank accounts, the MogoCard is free and there is no monthly fee and no risk of overdraft fees, and, unlike a regular credit card, using the MogoCard means there is no risk of interest charges. The MogoCard currently offers 3% cash back on international currency purchases and 1.5% cash back on Canadian dollar purchases, some of the best cashback rates in Canada, with no limits or annual fee. Cashback earnings are deposited to members’ MogoCard balance monthly. The MogoCard is currently only available for order through the iOS MogoApp to members with an invite. MogoCard on Android is coming in 2019.

MogoMortgage

Working with some of Canada’s top mortgage lenders, Mogo is bringing a new level of transparency and convenience to the Canadian mortgage experience, and offers the best of both worlds: market-leading rates and the best digital mortgage experience in Canada. In 2017, Mogo won the Canadian Mortgage Award for Best Use of Mobile Technology. Our MogoMortgage solution is intended to simplify the mortgage experience with transparency to not only interest rates, but also the entire process of getting a mortgage. Members can apply anywhere with our quick and stress-free online mortgage application. Members enjoy low rates, ongoing guidance from our MogoMortgage team, and the ability to keep track of their mortgage with our intelligent digital dashboard after the mortgage funds. The Company is not a lender and therefore does not carry the mortgages on its balance sheet. Mogo earns revenue from brokerage fees.

MogoMoney

Designed to help members get out of debt faster, our MogoMoney personal loans range from as low as $300 to $35,000 and span a wide range of rates. Unlike the banks, we look for ways to say “yes” (whether a member’s credit score is good or not-so-great) and we provide a commitment-free, instant pre-approval decision, which can be refreshed every 90 days. The pre-approval decision is determined based upon our proprietary credit decisioning platform. Another key differentiator of our MogoMoney solution is the fact that we offer a wide range of rates designed to approve the widest segment of members possible, thereby giving more people an opportunity to lower their cost of borrowing versus other alternatives.

We offer long-term unsecured installment loans for up to $35,000 with terms of up to 5 years and annual interest rates ranging from 5.9% to 45.9%. Unlike a credit card that can take decades to pay off, this installment loan has fixed principal bi-weekly or monthly payments designed to achieve full principal repayment within 5 years or less. We also offer unsecured fixed and open credit loan products for up to $3,500 having terms of one year or less and annual interest rates starting at 47.42%. On all of our loans, where permitted by law, we offer a unique Level Up Program which gives members an opportunity to lower their rates through good payment history.

MogoCrypto

The MogoCrypto account, accessible through the free MogoAccount, is a simple and trusted way for Canadians to add bitcoin to their financial holdings instantly from their mobile devices. Members are quoted a single price for bitcoin and are offered multiple payment options to make real-time purchases of bitcoin. Members can access the value of their holdings in real-time and receive push notifications of price. Members can sell at any time and withdraw funds into a Canadian bank account within a few days. We do not charge any funding or withdrawing fees. Unlike many other cryptocurrency platforms, we are transparent about our flat 1% buying and selling fee.

We do not currently intend to operate a cryptocurrency exchange in connection with MogoCrypto. Mogo does not currently intend to participate in offerings of coins, tokens or other cryptocurrencies. Notwithstanding our current intentions, Mogo continually examines opportunities in the fast-moving area of blockchain and cryptocurrencies; any future activity will be undertaken in full compliance with securities and other applicable laws and regulations.

General Development of the Business

Over the past few years, Mogo transitioned from an online lender into a fintech company aimed at offering the best digital financial services experience in Canada with six innovative products designed to help consumers get in control of their financial health. We have been focused on the three key elements of our strategy - platform, products and brand, to drive significant growth and expand our offering to include additional products such as MogoProtect and MogoCrypto.

Three Year History

In 2018, Mogo:

•	Launched our sixth product – MogoCrypto – which enables members to buy and sell bitcoin at real-time prices instantly, anytime and anywhere from their mobile device, bringing a new level of convenience and accessibility to bitcoin ownership for all Canadians. Mogo was the first company in Canada to offer a mobile solution for buying and selling bitcoin that includes free funding transfers and withdrawals.

•	Began trading on NASDAQ under the symbol “MOGO”.

•	Added financial services veteran, Matthew Bosrock, to our Board of Directors (“Board”).

•	Extended the term of our marketing collaboration agreement with Postmedia, which provided a minimum media value of $50,000,000 over the first 3 years, for an additional 2 years beyond the end of the current agreement, covering calendar 2019 and 2020.

•	Filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”) under the U.S.-Canada Multijurisdictional Disclosure System.

•	Expanded into multiple new regions across Canada, complementing our well-established presence in key markets such as Ontario, British Columbia and Alberta. Mogo’s suite of products became available in Nova Scotia and our MogoMortgage solution became available to consumers in Manitoba, New Brunswick, Prince Edward Island, and Newfoundland. With these expansions, Mogo’s full product suite is now available in eight provinces and accessible to more than twenty million Canadians.

•	Grew subscription and services revenue by 111% in the third quarter of 2018 to $7.8 million which represents 51% of total revenue.

In 2017, Mogo:

•	Commenced trading on the OTCQX® Best Market in the United States under the symbol “MOGOF”.

•	Announced the launch of the Android version of the MogoApp. This completes Mogo’s digital platform accessibility as Canadians can now open a MogoAccount through their desktop, tablet, mobile web or using an iOS or Android app.

•	Won the Canadian Mortgage Award for Best Use of Mobile Technology.

•	Completed a fully subscribed “best efforts” public offering of 10% senior secured Convertible Debentures in an aggregate principal amount of $15,000,000. Mackie Research Capital Corporation, Cormark Securities Inc., Canaccord Genuity Inc., Haywood Securities Inc. and M Partners Inc. acted as agents under the Offering. The Convertible Debentures bear interest from June 6, 2017 at 10% per annum, payable semi-annually on May 31 and November 30 of each year, and are listed for trading on the TSX under the symbol “MOGO.DB”.

•	Expanded the MogoAccount (excluding MogoMortgage) into Manitoba, New Brunswick, Prince Edward Island, and Newfoundland and Labrador.

•	Secured a new Credit Facility of up to $40 million with Fortress Credit Co LLC (“Fortress”), replacing a previous Credit Facility with an extended maturity date and more favourable terms for Mogo (“Credit Facility – Other”).

•	Announced the addition of dedicated blockchain capabilities to accelerate our plans to integrate Bitcoin and other cryptocurrencies into Mogo’s digital account as well as future new products and features based on blockchain technology.

•	Exceeded 500,000 Mogo members – doubling our member base since August 2016. Since 2014, the number of members on Mogo’s platform has grown annually at an average rate of 114% fueled by multiple launches of new innovative digital finance products all accessible through our digital account and growing brand awareness.

•	Achieved 61% growth in Other Product Revenue and Fees.

•	Launched MogoProtect, a new digital solution to help consumers protect themselves against identify fraud.

•	Announced that fintech executive Darrell MacMullin joined Mogo as an Advisor to support our product expansion efforts, including the launch of MogoCrypto, and new strategic partnership opportunities. MacMullin has driven successful new payment and commerce innovations for the past 15 years, including the launch and leadership of PayPal during its first eight years in Canada.

•	Closed a bought deal public offering of 3,750,000 common shares at a price of $7.00 per common share for aggregate gross proceeds to the Company of $26,250,000. The offering was made by a syndicate of underwriters co-led by Cormark Securities Inc. and Canaccord Genuity Corp., and including BMO Nesbitt Burns Inc., Eight Capital and Mackie Research Capital Corporation.

•	Announced the formation of a new subsidiary – Mogo Blockchain Technology Inc., which will serve as the main vehicle for Mogo’s blockchain operations, including new product development and strategic partnerships.

In 2016, Mogo:

•	Added approximately 56,000 new members in the fourth quarter and 162,000 during the full year of 2016. We had approximately 348,000 members as at December 31, 2016, an 87% increase compared to approximately 186,000 as at December 31, 2015.

•	Launched our new digital platform, including the MogoAccount and iOS app, enabling Mogo to continue to build Canada’s leading digital banking experience.

•	Became the first in the Canadian market to offer a free credit score with free monthly credit score monitoring. This was achieved through our partnership with Equifax Canada Inc. (“Equifax”), Canada’s largest credit bureau and provider of data and insights.

•	Obtained a mortgage brokerage license in the provinces of British Columbia, Alberta, and Ontario and beta launched MogoMortgage, Canada’s first digital mortgage solution, in preparation for the official product launch in January 2017.

•	Beta launched the digital Mogo Spending Account and MogoCard and continued to enhance the product by adding an instant load option and the ability to link directly to a traditional bank account in anticipation of an early 2017 public launch.

•	Entered into a strategic marketing collaboration agreement with Postmedia providing Mogo with a minimum of $50 million of media value over a three-year term. The agreement allows Mogo to expand marketing scale and reach while significantly reducing and de-risking marketing spend.

•	Made certain amendments to the Credit Facility – Liquid with Fortress (as defined below), including an extension of the origination period, an increase in effective advance rates, certain improvements to the financial covenants, and change to the manner in which the interest rates therein are calculated.

•	Opened MogoLounge, Canada’s first financial lounge, in Toronto’s Queen West neighbourhood, and began partnering with local and international creators, influencers and entrepreneurs to build a community that motivates financially responsible behaviors and inspires a lifestyle of financial freedom.

•	Declared a finalist at the International FinTech Innovation Awards in the FinTech Marketing Campaign of the Year category for its Adulting 101 marketing campaign.

Product Development

We are a product‑focused company that is passionate about developing new and innovative products. Our CEO leads our product team and ensures that all products are aligned with both our brand and our mission to improve the financial health of our members. We value convenience, transparency and simplicity, and create financial products for everyday life that we ourselves would want to use. We constantly monitor member feedback and market trends, and strive to remain a market leader by continuing to optimize our user experience and value proposition. We expect to continue to invest heavily in enhancing our existing product offering, and in the development of new products.

Our Platform

We leverage our integrated platform specifically to meet the financial needs of consumers, with a track record of providing a growing and innovative suite of products that address the full credit spectrum of consumers. All functions are designed and built as small services for ease of use and enhanced system reliability.

Our platform is characterized by four key technology strengths:

•	Ease of Use. Having a member‑centric approach requires providing members with a high degree of usability, facilitated by a positive member experience and self‑service. This objective transcends everything we do, beginning with the front‑end of Mogo’s website, to the member’s online interaction with our product and MogoAccount pages. We look to promote self‑service through a secure portal called the MogoAccount. The Mogo member relationship management environment, which is integrated within the MogoAccount, provides automated personalized communication via online chat, emails, text messages and phone calls. This includes upselling and cross‑selling options as well as product status information in a streamlined and easy-to-use manner.

•	Automation. Ensuring a quick and appropriate decisioning process, 24/7, requires streamlining the process to avoid steps that are unnecessarily burdensome to the member. We view automation as an important element of this, whether it is during the application process, which includes verification of employment, bank or phone data, as well as during all monetary transactions, including loan funding and member payment processes. Our online interactions with our members are enabled via website rendering on both desktop and mobile.

•	Analytics‑Based. A key pillar of our platform is the integration of analytics into the transaction flow. By doing so, we believe we are able to derive unique insights into our operations and member experience. Our data gathering processes combine both batch style data warehousing technology, and real‑time actionable intelligence. This enables real‑time credit, upsell and cross-selling opportunities, as well as a personalized experience and data products. We believe that our data‑driven model facilitates and maximizes the sourcing of prospects, significantly increases product application completions, yields a higher conversion rate and enables higher member retention and collections performance.

•	Plug‑&‑Play Functionality. We use standardized transaction interfaces to third‑party vendor technologies instead of customized integrations or offline/batch data synchronization. By designing our platform architecture this way, we have the ability to rapidly evolve and expand our platform using the most advanced capabilities available in the market without significant investment. By way of example, our MogoCrypto offering, mortgage brokerage, card ecosystem, fraud monitoring and credit risk functions all operate through plug‑&‑play interfaces to our enterprise vendors. Selection of these vendors is driven by their functional scope and the value we are able to derive via our platform. We frequently review the capabilities and value of other or emerging technologies, and are able to quickly replace or integrate existing or new providers into the platform as a result of this flexible structure.

Our platform is integrated into all aspects of our business. The data that we generate through our various processes is monitored and allows us to continually refine and improve our business. This data plays a key role in our credit quality and marketing functions. Since we are able to correlate the performance of our products against these and other metrics, we are able to continuously improve the quality of our credit decisioning. Through the use of analytics, the data we collect also provides valuable marketing insight.

We maintain our platform with over 107 full‑time technology and credit risk analysis employees (credit risk, product, design, development, business intelligence, information technology and digital analytics) as of December 31, 2018.

Principal Markets

Mogo competes in the financial services industry in Canada. In particular, we currently operate in the provinces of British Columbia, Alberta, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

The following table details the breakdown of revenue by category of activity and geographic market as a percentage of total revenue for the years ended December 31:

	AB	BC	ON	Others	Total
2016
Subscription and services revenue	3%	3%	12%	0%	18%
Interest revenue	5%	5%	21%	0%	31%
Loan fees	8%	6%	37%	0%	51%
Total	16%	14%	70%	0%	100%
2017
Subscription and services revenue	4%	4%	17%	0%	25%
Interest revenue	7%	7%	26%	0%	40%
Loan fees	2%	4%	29%	0%	35%
Total	13%	15%	72%	0%	100%
2018
Subscription and services revenue	6%	5%	25%	5%	41%
Interest revenue	6%	6%	27%	1%	40%
Loan fees	0%	3%	16%	0%	19%
Total	12%	14%	68%	6%	100%

Marketing

Our marketing strategy aims to build the best digital financial brand in Canada, with innovative products designed to educate our members on how our products can help them improve their financial health and motivate them to stay in control of their finances. Mogo’s brand and marketing strategy leverages compelling and creative content to inform Canadians of the shift to digital banking in Canada in a fun and engaging way. Mogo targets people with a millennial mindset who, until now, have had to rely on traditional banks for all of their financial services.

We use an integrated marketing approach to create a consistent, seamless, multi-dimensional brand experience for our members. Our multi-touchpoint marketing strategy melds all marketing tactics such as advertising, sales promotions, content creation, public relations, direct marketing, and social media.

The main pillars of our integrated marketing approach are as follows:

•	Mogo.ca. We view our marketing site as our biggest opportunity to convert leads into Mogo members. Constant focus on upgrades and optimizations are prioritized.

•	Brand Building Mass Marketing. Through our partnership with Postmedia, we leverage Postmedia’s extensive distribution and reach, which currently includes 76% of English-speaking Canadian adults across all of its platforms, to feature our brand and disruptive value proposition. This increases awareness and interest in the Mogo brand and Mogo products.

•	Performance Marketing Channels. We effectively leverage performance marketing channels to reach people who have displayed an intent to purchase with highly optimized, data driven targeted ad campaigns.

•	Public Relations. Our PR strategy is focused on building awareness of Mogo and our products and increasing brand awareness with the general public, Mogo members and existing and potential investors.

•	Social Media. We curate content tailored to the nuances and unique audiences of major social platforms, delivering messages about financial products and services, but also extending to topics of interest. With this tactic, we achieve increased brand recognition and improved brand loyalty, higher conversion rates, higher brand authority, increased inbound traffic, reduced marketing costs, better search engine ranking, and improved member insights.

•	Content Marketing. We leverage content as a part of our overall marketing strategy, including featuring it in Postmedia, our blog, in app and through email.

•	Email Marketing. We use this channel to nurture prospects with the goal of boosting conversion and maintaining effective communication with our members. Email also helps drive loyalty and retention as we often deploy reactivation and Level Up campaigns.

•	Partnerships. We maintain ongoing relationships with cost‑effective prospecting partners and build marketing partnerships with brands that target similar audiences or provide products and services that apply to Mogo’s target audience.

•	MogoLounge. Similar to our unique approach to creating an engaging digital experience, the MogoLounge, based in Toronto’s Queen West area, is Canada’s first financial lounge and provides an innovative physical touchpoint that answers increasing consumer demands for better experiences from brands - online and offline. At the MogoLounge, we host unique events and collaborations with local creators, influencers and entrepreneurs to authentically engage with members and potential members.

Intellectual Property

In accordance with industry practice, we protect our proprietary rights through a combination of copyright, trademark, trade secret laws and contractual provisions. The source code for our software is protected under Canadian and applicable international copyright laws. We currently have no issued patents or pending patent applications.

We also seek to avoid disclosure of our intellectual property and proprietary information by requiring employees and consultants to execute non‑disclosure and assignment of intellectual property agreements. Such agreements require our employees and consultants to assign to us all intellectual property developed in the course of their employment or engagement. We also utilize non‑disclosure agreements to govern interaction with business partners and prospective business partners and other relationships where disclosure of proprietary information may be necessary.

Our software includes software components licensed from third parties, including open source software. We believe that we follow industry best practices for using open source software and that replacements for third‑party licensed software are available either as open source software or on commercially reasonable terms.

We have registrations for various trademarks in Canada, including “Mogo”, the Mogo logo, “Breaking Debt”, “Level Up”, “Uncreditcard Your Life”, “Finances With Benefits”, “MogoMortgage” and “Rule Your Finances” and we have pending applications for others including “Mogo Financial”, “MogoMoney” and “MogoCrypto”. We have trademark registration in the United States for “Mogo”. We have registered and maintain the registration of a variety of domain names that include “Mogo” or variations of “Mogo”.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed. See “Item 3. Key Information—D. Risk Factors”.

Specialized Skill and Knowledge

As of December 31, 2018, Mogo had 278 team members focused exclusively on building out the best digital financial services experience in Canada. With over ten years of operating experience, we have developed strong competencies across multiple disciplines. In addition to over 100 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, customer experience, operations, governance, legal and compliance. Our entire team contributes to transforming the traditional financial services experience by delivering a digital suite of innovative financial products to our members. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Mogo’s passion for innovation through our products, platform and brand.

Competitive Conditions

The financial services market continues to undergo dramatic changes. Our competitors include traditional financial institutions such as banks, credit unions, credit card issuers, other financial technology companies, other consumer finance companies, online lenders, mortgage brokerages, and new market entrants. Given our wide spectrum offering, including our convenient online and digital lending and mortgage platform, our free credit score monitoring, MogoProtect, MogoCrypto, and the MogoCard, we do not believe that we have any competitors that offer our complete solution online. However, we do compete with various financial services companies in each of our main products including large Schedule I banks such as TD Canada Trust, Scotiabank, Royal Bank of Canada, Simplii Financial, Canadian Imperial Bank of Commerce and Bank of Montreal, credit unions such as Meridian Credit Union and Coast Capital Savings Federal Credit Union, and consumer credit companies such as Capital One, Fairstone Financial Inc., goeasy Ltd. and Progressa, credit monitoring companies like Credit Karma and Equifax, mortgage brokerages like intelliMortgage, and cryptocurrency exchanges like Coinsquare.  Other financial technology competitors include Credit Karma Inc., PayPal, Stack, and Koho.

We believe our innovative online and digital platform and process automation enable us to operate more efficiently, with more competitive rates and higher customer satisfaction than these competitors. We anticipate that new and established internet, technology and financial services companies, some of whom may possess large, existing customer bases, substantial financial resources and established distribution channels, may enter the market in the future. We believe that our strong brand (enhanced via our Postmedia partnership), scale, 15 years of historical data, talented and diverse team, and performance record provide us with significant competitive advantages over current and future competitors.

Government Regulations

Our business is subject to numerous federal, provincial and other local laws, ordinances and regulations in each of the jurisdictions in which we operate, which are subject to change.

Organizational Structure

Mogo has a number of direct and indirect subsidiaries, each of which is wholly‑owned by Mogo. The following table sets out our significant subsidiaries, including their place of incorporation and our ownership interest, as of December 31, 2018:

Name of Entity	Place of Incorporation	Ownership Interest
Mogo Financial Inc.	Manitoba	100%
Mogo Mortgage Technology Inc.	British Columbia	100%
Mogo Blockchain Technology Inc.	British Columbia	100%
Mogo Wealth Technology Inc.	British Columbia	100%

Reorganization

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares of the Company. As at the date hereof, there are 23,535,096 common shares and no preferred shares issued and outstanding.

Each common share entitles its holder to notice of and to one vote at all meetings of the Company’s shareholders. Each common share is also entitled to receive dividends if, as and when declared by the Board. Holders of common shares are entitled to participate in any distribution of the Company’s net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per share.

Prior to our initial public offering (“IPO”), the Company’s authorized capital consisted of an unlimited number of common shares, an unlimited number of Class A preferred shares, issuable in series, the first series being designated as Class A Preferred Shares, Series 1 and an unlimited number of Class B preferred shares, issuable in series, the first series of which was designated as Class B Preferred Shares, Series 1 and the second series of which was designated as Class B Preferred Shares, Series 2. In anticipation of the IPO, we consolidated the common shares on a 3 to 1 basis and all of the outstanding Class A preferred shares and Class B preferred shares were converted into common shares in accordance with their terms.  Following the conversion of the Class A preferred shares and Class B preferred shares into common shares, we amended our Articles and Notice of Articles to remove the Class A preferred shares and Class B preferred shares from our authorized capital.  In September 2017, we amended our Articles and Notice of Articles to create an unlimited number of preferred shares.

Legal Proceedings

We are from time to time involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

Regulatory Actions

Neither the Company nor its subsidiaries are involved in any regulatory action which would have a material adverse effect on the Company.

Transfer Agents and Registrars

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Experts

The Consolidated Financial Statements have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

To the Company’s knowledge, MNP LLP held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company at the time that the Consolidated Financial Statements were prepared. MNP LLP did not receive and will not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such statements. Based on information provided by the relevant persons, MNP LLP, nor any directors, officers or employees of MNP LLP, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

C. Property, Plants and Equipment

The following table summarizes our principal leased properties as of December 31, 2018. The Company does not own any real property. These sites are used to for product development, customer service, collections and other related support services including finance, human resources, legal and compliance, investor relations, marketing and branding, and business intelligence and analytics.

	Square Footage	Lease Expiration Date

Vancouver, BC, Canada	13,193 sq. ft.	July 2020

Surrey, BC, Canada	4176 sq. ft.	September 2019

Winnipeg, MB, Canada	10,026 sq. ft.	July 2020

Toronto, ON, Canada	1,300 sq. ft.	September 2025

We consider each of the properties in the table above to be adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. We currently expect to be able to extend the terms of expiring leases or to find replacement sites on commercially acceptable terms. We do not anticipate any environmental issues that may affect the Company’s utilization of the assets. There are no plans to expand or improve the facilities described above.

Our material tangible property and equipment are described in note 7 to the Consolidated Financial Statements in “Item 18. Financial Statements.”

ITEM 4A: UNRESOLVED STAFF COMMENTS

None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and “Item 4. Information on the Company — B. Business Overview”. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

New Developments

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding our operating results:

•	Launched MogoProtect in the fourth quarter of 2017, a new digital solution to help consumers protect against identity fraud. MogoProtect is currently offered as a monthly or annual subscription service and also as part of our premium MogoMoney subscription service bundle.

•	Launched MogoCrypto during the first quarter of 2018, enabling members to buy and sell bitcoin at real-time prices and with no funding or withdrawal fees, instantly from their mobile devices.

•	Launched a new digital loan management solution during the second quarter of 2018 that will replace our legacy loan processing system, resulting in increased automation and operational efficiency going forward.

•	Extended the term of our strategic marketing collaboration agreement with Canada’s largest news media company, Postmedia, during the second quarter of 2018, for an additional two years to the end of 2020, with an additional minimum media value of $30 million over those two years for fixed quarterly payments of $525,000.

•	Expanded the MogoAccount (excluding MogoMortgage) into New Brunswick, Newfoundland, Prince Edward Island and Manitoba during 2017 and Nova Scotia in 2018.

•	Expanded MogoMortgage into Manitoba, New Brunswick, Prince Edward Island and Newfoundland during 2018.

•	Commenced trading on NASDAQ under the symbol “MOGO” during the second quarter of 2018.

•	Issued 3.75 million common shares for proceeds of $24.4 million, net of issuance costs in the fourth quarter of 2017.

•	On December 18, 2018, the Company increased the borrowing limit on the Credit Facility – Other from $40 million to $50 million.

Results of Operations

The following table sets forth a summary of our results of operations:

($000s, except per share amounts)
	Years ended December 31
	2018	2017	2016
Total revenue	$61,277	$48,681	$49,870
Cost of revenue	22,426	15,872	19,161
Gross profit	38,851	32,809	30,709
Technology and development expenses	14,747	11,373	10,114
Marketing expenses	8,772	6,854	6,724
Customer service and operations expenses	8,383	7,663	7,325
General and administration expenses	11,177	9,826	10,240
Operating expenses	43,079	35,716	34,403
Income (loss) from operations	(4,228)	(2,907)	(3,694)
Credit facility interest expense	9,353	7,178	6,120
Debenture interest expense	8,036	7,503	6,260
Unrealized foreign exchange loss (gain)	651	(379)	(217)
Unrealized (gain) loss on derivative liability	(1,733)	2,207	(90)
Other one-time expenses	1,487	313	1,325
Net loss after tax	(22,022)	(19,729)	(17,092)
Adjusted EBITDA	4,154	2,480	(86)
Adjusted net loss	(20,297)	(16,245)	(14,972)
Net loss per share (Basic and fully diluted)	(0.97)	(1.07)	(0.94)

Key Income Statement Components

Total revenue

The following table summarizes total revenue:

($000s, except percentages)
	Years ended December 31
	2018	2017	2016

Subscription and services revenue	$26,733	$12,972	$8,334
Interest revenue	26,433	18,187	15,593
Loan fees	8,111	17,522	25,943
Total revenue	61,277	48,681	49,870

Subscription and services revenue – represents MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenues, loan protection premiums, MogoCrypto revenue, bitcoin mining revenue, and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Loan fees - represent fees from our legacy short-term loan products, which generally have terms ranging from 14-30 days. These legacy short-term loan products and related loan fees were phased out in the third quarter of 2018.

Total revenue, grew by 26% to $61.3 million, for the year ended December 31, 2018 compared to the same period in 2017 and grew by 23% compared to the same period in 2016. While total revenue stayed flat from 2016 to 2017, the distribution of revenue between loan fees, loan interest and subscription and services revenue changed significantly as the Company executed its plan to leverage its digital platform, focus on growing its long-term loan portfolio, and phase out its legacy short-term loan products. For the year ended December 31, 2018, core revenue (defined as total revenue excluding loan fees) increased to $53 million from $31 million in 2017 and $24 million in 2016, representing a 68% growth from 2017 and 121% growth from 2016.

Growth in total revenue in 2018 was driven by continued strong growth in subscription and services revenue, which doubled compared to 2017 and increased over 200% compared to 2016. The increase in subscription and services revenue, which now represents 44% of total revenue in 2018 (compared to 27% in 2017 and 17% in 2016), is driven by an increasing uptake of premium account services, MogoProtect subscriptions, continued growth in our non-loan related products, as well as some contribution from our small scale bitcoin mining operations.

For the year ended December 31, 2018, interest revenue grew by 45% to $26.4 million from $18.2 million in 2017 and 70% from $15.6 million in 2016. These increases were driven by a combination of loan book growth as the Company focused on growing its long-term loan product and improvement in loan book yield.

Loan fees decreased to $8.1 million in 2018, which represents a decrease of 54% compared to 2017 and 69% compared to 2016, as the Company worked towards phasing out its short-term loan products by the third quarter of 2018. Accordingly, loan fees decreased to nil in the fourth quarter of 2018.

Cost of revenue and gross profit

The following table summarizes the cost of revenue and gross profit:

($000s, except percentages)
	Years ended December 31
	2018	2017	2016

Total revenue	$61,277	$48,681	$49,870

Provision for loan losses, net of recoveries	$16,367	$11,409	$15,683
Transaction costs	6,059	4,463	3,478
Cost of revenue	22,426	15,872	19,161

Gross Profit	$38,851	$32,809	$30,709
Gross Profit %	63.4%	67.4%	61.6%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Cost of revenue increased to $22.4 million in 2018, representing an increase of 41% compared to 2017 and 17% compared to 2016.

It is important to emphasize that cost of revenue reported in 2018 is not comparable against prior years due to the adoption of IFRS 9 from IAS 39 on January 1, 2018, which requires a higher upfront expensing of non-cash loan loss provision on new loans beginning in 2018, even if there is no difference in expected future loan performance. As permitted by the standard, the Company did not restate prior year results for the effects of IFRS 9. The adoption of IFRS 9 has no impact on cash flows generated by the Company, but results in higher cost of revenue and lower gross profit relative to the method of calculating loan loss in 2016 and 2017. The increased up-front provision will also have the effect of reducing gross profit in periods of stronger loan book growth, as was the case in recent quarters, since the related loan interest revenue is not booked upfront but earned gradually over the full term of the loan.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio, and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions. The provision for loan losses increased to $16.4 million in 2018, compared to $11.4 million in 2017 and $15.7 million in 2016. The 41% increase compared to 2017 was a result of transitioning to IFRS 9 and growing our loan book. The 17% growth compared to 2016 is a result of transitioning to IFRS 9 which was offset by improvements in our loan book quality and product mix which required an overall lower provision.

Transaction costs consist of variable costs incurred with third-party vendors and include expenses such as underwriting and credit scoring fees, loan system transaction fees, costs of the Company’s loan protection program and certain fees related to our MogoCard and MogoProtect program. Transaction costs increased by 36% to $6.1 million in 2018 compared to $4.5 million in 2017 and $3.5 million in 2016. The increase is driven largely by growth in subscription and services revenue.

Gross profit increased to $38.9 million in 2018, compared to $32.8 million in 2017 and $30.7 million in 2016, representing an increase of 18% and 27%, respectively. While the Company experienced an increase in gross profit dollars, gross profit margin decreased from 67.4% in 2017 to 63.4% in 2018 due to higher provisioning under IFRS 9 described above, and the impact of our exit from our legacy short-term loan products and the resulting decline in loan fees. The increase in gross profit margin from 61.6% in 2016 to 63.4% in 2018 is largely due to the increase of subscription and services revenue offset by our transition to IFRS 9.

Technology and Development Expenses

The following table provides the technology and development expenses:

($000s, except percentages)
	Years ended December 31
	2018	2017	2016

Technology and development expenses	$14,747	$11,373	$10,114
As a percentage of total revenue	24%	23%	20%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third‑party data acquisition expenses, professional services, consulting costs, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, and amortization of capitalized software costs related to our technology platform.

Technology and development expenses increased by 30% to $14.7 million for 2018 compared to 2017 and increased by 46% compared to 2016. Technology and development expenses as a percentage of total revenue increased to 24% in 2018, compared to 23% in 2017 and 20% in 2016. This is primarily attributed to an increase in technology related expenses and equipment amortization and depreciation expense related to our intangible and tangible assets, respectively, in the current period.

The capitalization of technology and development expenses increased to $7.7 million for the year ended December 31, 2018, compared to $5.1 million in 2017 and $6.3 million in 2016. The increased spend on technology highlights our commitment to investing in our technology platform for future product and service improvements. The primary development initiatives during the current year related to the launch of MogoCrypto, enhancements to the MogoAccount, and enhancements to our digital loan solution and related systems.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform that enhances member experience and promotes member engagement. We expect this to help drive ongoing growth in active members and in turn increase revenue.

Marketing Expenses

The following table provides the marketing expenses:

($000s, except percentages)
	Years ended December 31
	2018	2017	2016

Marketing expenses	$8,772	$6,854	$6,724
As a percentage of total revenue	14%	14%	13%

Marketing expenses consist of salaries and personnel‑related costs, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses increased to $8.8 million in 2018 compared to $6.9 million in 2017 and $6.7 million in 2016, a 28% and 30% increase in each respective year, primarily due to higher marketing costs on search engine optimization and social media to support the growth of our business.

Under the marketing collaboration agreement with Postmedia, the Company is able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. During April 2018, Mogo extended the term of the marketing collaboration agreement for an additional two years beyond the end of the original agreement. The extended agreement is effective until December 31, 2020 and provides Mogo a similar minimum annual media value from Postmedia to the original agreement. Under the extended agreement, Postmedia receives a fixed quarterly payment equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue.

In 2016, Mogo also paid Postmedia a set-up fee of $1.17 million and issued Postmedia a five-year warrant to acquire up to 1,196,120 common shares of the Company at an exercise price of $2.96 for a subscription price of $1.2 million. Of the total marketing expenses, $2.5 million related to fixed quarterly payments to Postmedia, amortization of the Postmedia set-up fee and amortization of the fair value of Postmedia warrants in 2018, compared to $2.6 million in 2017 and $2.8 million in 2016.

Marketing expenses as a percentage of revenue have remained relatively consistent year over year. The Company continues to prioritize its focus on optimizing its marketing spend with Postmedia as well as investing additional resources in other third-party marketing channels which we believe will enhance our overall marketing effectiveness. In connection with the extension of the marketing collaboration agreement, Mogo agreed to change the vesting and term of certain of the performance warrants previously granted to Postmedia such that 598,060 of the warrants will vest equally over the remaining two years of the term of the agreement and will expire in January 2023.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses:

($000s, except percentages)
	Years ended December 31
	2018	2017	2016

Customer Service and Operations expenses	$8,383	$7,663	$7,325
As a percentage of total revenue	14%	16%	15%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel‑related costs related to customer support, payment processing and collections employees. Additional expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased to $8.4 million, in 2018 compared to $7.7 million in 2017 and $7.3 million in 2016, representing an increase of 9% and 14%, respectively. These changes were primarily driven by an increase in personnel-related costs related to loan book growth, along with an increase in credit refresh costs related to our free monthly credit score product. CS&O expenses as a percentage of total revenue, increased from 15% in 2016 to 16% in 2017 as we ramped our operations to service our increasing product offering. CS&O expense as a percentage of total revenue decreased to 14% in 2018 demonstrating positive operating leverage as we grow our operations.

General and Administration Expenses

The following table provides the general and administration expenses:

($000s, except percentages)
	Years ended December 31
	2018	2017	2016

General and administration expenses	$11,177	$9,826	$10,240
As a percentage of total revenue	18%	21%	21%

General and administration (“G&A”) expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

General and administration expenses increased to $11.2 million in 2018, compared to $9.8 million in 2017 and $10.2 million in 2016, representing an increase of 14% and 9%, respectively. The increase year over year is primarily attributable to an increase in personnel, insurance and stock compensation costs relative to the comparative period. As a percentage of total revenue, general and administration expenses decreased to 18% in 2018 from 20% in 2017 and 21% in 2016, demonstrating positive operating leverage as we grow our operations.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense:

($000s, except percentages)
	Years ended December 31
	2018	2017	2016

Credit facility interest expense – Liquid	$4,261	$3,104	$2,315
Credit facility interest expense – Other	5,092	4,074	3,805
Total credit facility interest expense	9,353	7,178	6,120
As a percentage of total revenue	15%	15%	12%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Liquid and Credit Facility – Other, including interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased to $9.4 million in 2018, compared to $7.2 million in 2017 and $6.1 million in 2016, representing an increase of 30% and 53%, respectively. The change is due to increased usage of our credit facilities as a result of the growth in gross loans receivable and an increase in the LIBOR rate in 2018. Credit facility interest expense as a percentage of total revenue remain consistent between 2017 and 2018, but decreased compared to 2016 as a larger proportion of our product mix was related to our higher yielding short term loan products.

Other Income and Expense

The following table provides a breakdown of other income and expense by type:

($000s, except percentages)
	Years ended December 31
	2018	2017	2016

Debenture interest expense	$8,036	$7,503	$6,260
Unrealized foreign exchange (gain) loss	651	(379)	(217)
Unrealized (gain) loss on derivative liability	(1,733)	2,207	(90)
Other one-time expenses	1,487	313	1,325
Total other expense	8,441	9,644	7,278
As a percentage of total revenue	14%	20%	15%

Total other expense decreased to $8.4 million in 2018, compared to $9.6 million in 2017 but increased compared to $5.8 million in 2016, representing a decrease of 12% and an increase of 16% respectively. The variance from 2017 to 2018 is primarily attributable to the non-cash change in fair value of derivative liability described further below, which was offset by a $1.5 million increase in other one-time expenses. The variance from 2016 to 2018 is primarily due to an increase in debenture interest expense as the Company issued $15 million in convertible debentures in June 2016, further described in “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Debenture interest expense consists of interest expense and accretion of transaction costs related to our non-convertible and convertible debentures. For the year ended December 31, 2018, debenture interest expense increased to $8.0 million compared to $7.5 million in 2017 and $6.3 million in 2016, representing an increase of 7% and 28%, respectively. The increase from 2016 to 2018 is a result of issuance of convertible debenture as discussed above.

Our presentation and functional currency is the Canadian dollar (CAD). Our operations are based in Canada and we derive all of our revenue in CAD. Unrealized foreign exchange gains and losses for the years ended December 31, 2018, 2017 and 2016 are primarily associated with the translation of $4.9 million in United States dollar denominated debentures into their CAD equivalent at each reporting period end.

The unrealized gains and losses on derivative liability, a non-cash item, are related to the warrants issued to our lender. These warrants are revalued at each reporting period using the Black-Scholes option pricing model, which require inputs including the Company’s current stock price, volatility, the prevailing risk free interest rate, and expected life of the warrants. The change in any of the inputs will change the fair value of liability resulting in an unrealized gain or loss recorded in the consolidated statement of comprehensive loss. The change in unrealized (gain) loss recorded in 2018, 2017 and 2016 is primarily due to movements in the Company’s share price relative to the prior periods.

Other one-time expense primarily relates to a $1.1 million non-cash impairment charge recorded against the Company’s Bitcoin mining equipment during the third quarter of 2018, due to a reduction in the market value of mining equipment and the market price of Bitcoin. The recoverable amount of the Bitcoin mining equipment was determined to be $504 under the fair value less costs to sell method.

B. Liquidity and Capital Resources

The following tables set forth key liquidity metrics for the periods indicated ($000s):

	As at December 31
	2018	2017	2016
Cash	20,439	40,560	18,624
Credit facilities	75,934	57,110	45,943
Debentures	41,625	39,680	40,092
Convertible debentures	11,781	12,864	-

	For the years ended December 31
	2018	2017	2016
Cash used in operating activities	(29,203)	(21,358)	(12,737)
Cash used in investing activities	(11,053)	(5,421)	(7,336)
Cash provided by financing activities	20,135	48,715	6,973
Changes in non-cash working capital items (included in operating activities above):
Net issuance of loans receivable	(36,428)	(24,927)	(17,095)
Other current assets	(1,481)	(648)	(7)
Accounts payable, accruals, and other liabilities	2,801	2,373	(644)
Working capital changes	(35,108)	(23,202)	(17,746)
Cash provided by operating activities before investment in loans receivable	7,225	3,569	4,358

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of the IPO which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under our credit facilities or our long-term debentures as they become due and payable.

Credit Facilities

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s installment loan products, and the “Credit Facility – Other”, which is used to finance other loan products.

On September 1, 2015 the Company entered into Credit Facility – Liquid through a structured entity called Mogo Finance Trust. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at December 31, 2018 was $32,375 (December 31, 2017 – $29,439; December 31, 2016 – $22,017) with unamortized deferred financing costs of $554 (December 31, 2017 – $887, December 31, 2016 – $1,219) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%), payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. For the three-month period ended December 31, 2018, the prescribed minimum balance was $44 million. The prescribed minimum balance is reset to $33 million in the first quarter of 2019 and will rise incrementally up to $44 million by the maturity date. As at December 31, 2018, LIBOR was 2.50% (December 31, 2017 – 1.56%; December 31, 2016 – 0.77%). Interest expense on the Credit Facility - Liquid is included in credit facility interest expense in the consolidated statements of comprehensive loss.

On September 25, 2017, the Company finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other” and, together with the Credit Facility – Liquid) which was used to repay and replace Mogo’s previous $30 million “Credit Facility – ST” entered into on February 24, 2014. This transaction resulted in the extinguishment of the (“Credit Facility – ST”). The Credit Facility – Other matures on July 2, 2020, compared to the maturity date of July 2, 2018 under the previous facility.

On December 18, 2018, the Company increased the borrowing limit on the Credit Facility – Other from $40 million to $50 million. The facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%) up to the first $40 million of borrowing, a decrease from the variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%) under the previous Credit Facility - ST. The incremental portion of facility borrowings above $40 million bears interest at a variable rate of LIBOR plus 11.00% (with a LIBOR floor of 2.00%). Consistent with the Credit Facility - ST, there is a 0.33% fee on the available but undrawn portion of the $50 million facility. The amount drawn on the Credit Facility - Other as at December 31, 2018 was $44,327 (December 31, 2017 – $28,749; December 31, 2016 – $nil) with unamortized deferred financing costs of $214 (December 31, 2017 – $191; December 31, 2016 – $nil) netted against the amount owing.

Both credit facilities are subject to certain covenants and events of default, including the following:

•	Financial Covenants. Financial covenants may include, among others, requirements with respect to minimum tangible net worth, maximum leverage ratio, minimum consolidated liquidity, and minimum unrestricted cash.

•	Portfolio Performance Covenants. Portfolio performance covenants may include, among others, requirements that the portfolio not exceed certain stated static pool default ratios and delinquency rates and that the loan yield not be less than stated minimum levels.

•	Other Events. Other events may include, among others, change of control events, certain insolvency-related events, events constituting a servicer default, an inability to engage a replacement backup servicer following termination of the current backup servicer, senior management changes, the occurrence of an event of default or acceleration under other facilities, failure to make required payments or deposits, events related to the entry of an order decreeing dissolution that remains undischarged, events related to the entry or filing of judgments, attachments or certain tax liens that remain undischarged, and events related to breaches of terms, representations, warranties or affirmative and restrictive covenants. Restrictive covenants may, among other things, impose limitations or restrictions on our ability to pay dividends, redeem our stock, make payments in order to retire or obtain the surrender of warrants or options, or our ability and of the guarantors thereunder to incur additional indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, consolidate or merge, make changes in the nature of the business, and create liens.

•	Early Termination Fees. Early termination fees may be payable under the Credit Facilities in the event of a termination or other permanent reductions of the credit commitments at the Company’s option prior to the expiration of the Credit Facilities.

The Company is in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statements of comprehensive loss.

Debentures

To date, the Company has issued a number of debentures which require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2017 and 2016 – 12.00% and 18.2%) with principal amounts due at various periods up to March 1, 2022. (the “Debentures”). Interest expense on the Debentures is included in debenture interest expense in the consolidated statements of comprehensive loss. The Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2020, the maturity date of the Credit Facility – Other.

Management routinely reviews its outstanding Debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance the Debentures as they become due and payable.

The Debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2019	-
2020	27,968
2021	9,787
2022	3,870
41,625

Convertible Debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per convertible debenture (the “Convertible Debentures”). The interest is payable semi-annually on November 30 and May 31. The Convertible Debentures are subordinated to our existing credit facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the Convertible Debentures is June 6, 2020. The Convertible Debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at a price of $5.00 per common share (the “Conversion Price”).

Principal and interest are payable in cash or, at the Company’s option, subject to regulatory approval and provided no events of default have occurred, in common shares of the Company issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days ending on the fifth day prior to the maturity date or the date on which the Interest payment is due, as applicable.

Prepayment

The Company may, at its option any time after 12 months from the closing date and at any time prior to maturity, subject to regulatory approval and provided that no events of default have occurred, prepay the Convertible Debentures in whole or in part, plus accrued interest, in cash. If the prepayment occurs:

(i)	within 24 months of the closing date, then the Convertible Debenture holders are entitled to receive (1) an additional payment equal to 5% of the prepayment amount and (2) the interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the closing date; or

(ii)	after 24 months of the closing date but prior to the maturity date, then the Convertible Debenture holders are entitled to receive the interest that would have accrued from the date of prepayment to, but excluding, the maturity date.

Early Conversion

The Company may at any time that the 20-day VWAP of the common shares exceeds 115% of the Conversion Price, subject to regulatory approval and provided no events of default have occurred, convert the Convertible Debentures in whole or in part, including any accrued interest, to common shares at the Conversion Price of $5.00 per common share.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the Convertible Debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis, and amortized as a component of accretion of the Convertible Debenture.

Interest expense, which includes interest payable and the accretion of the Convertible Debenture, in the amounts of $1,947 for the year ended December 31, 2018 (December 31, 2017 – $1,248; December 31, 2016 – $nil) is included in debenture interest expense in the consolidated statements of comprehensive loss.

In 2018, the Company issued 367,270 shares in lieu of interest payable (December 31, 2017 – 122,655; December 31, 2016 – nil) and 398,600 (December 31, 2017 – 19,000; December 31, 2016 – nil) shares for the conversion of $1,865 of principal (December 31, 2017 – $87; December 31, 2016 – nil).

Cash provided by (used in) operating activities

Cash and cash equivalents are primarily held in CAD.

Our operating activities consist of our subscription and services revenue as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash (used in) operating activities increased to ($29.0) million for the year ended December 31, 2018, compared to ($21.4) million in 2017 and ($12.7) million in 2016. The increase in cash (used in) operating activities was driven by an increase in the amount of investment we made in our in loans receivable of ($36.4) million in the year ended December 31, 2018, compared to ($24.9) million in 2017 and ($17.1) million in 2016, partially offset by the increase in cash provided by operating activities before investment in gross loans receivable as described above.

If net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash provided by operating activities would be $7.2 million during the year ended December 31, 2018, an increased inflow of $3.7 million compared to 2017 and an increased inflow of $2.8 million compared to 2016. This is primarily due to increased cash flow from operations as we continue to gain positive operating leverage by increasing our revenues at a faster rate than our cash operating expenses.

Cash provided by (used in) investing activities

Our investing activities consist primarily of purchases of property, equipment and software, and the capitalization of software development costs. Purchases of property, equipment and software and capitalized software development costs may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the year ended December 31, 2018, cash invested in the purchase of property and equipment and investment in software was $11.1 million, an increase of $5.6 million from 2017 and $3.8 million from 2016, as we made a conscious decision in 2018 to ramp up our investment in growth initiatives. We expect to continue investing in additional property and equipment and additional internal-use software, in order to support the growth in our customer base and the continued build out of our digital technology platform and new products.

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings from the Credit Facilities.

Cash provided by financing activities for the year ended December 31, 2018 was $20.1 million, a decrease of $28.6 million compared to 2017 and an increase of $7.1 million compared to 2016. In 2017, we received net proceeds of $13.5 million and $24.4 million from the issuance of convertible debentures and issuance of commons shares, respectively.

Contractual Obligations

The following table sets forth contractual obligations as at December 31, 2018, including commitments relating to leasing contracts. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2019	2020	2021	2022	2023	Thereafter

Estimated lease payments	$1,252	$682	$90	$90	$90	$158
Purchase obligations	2,111	2,111	-	-	-	-
Accounts payable	9,801	-	-	-	-	-
Credit Facility – Liquid	-	44,113	-	-	-	-
Credit Facility – Other	-	31,821	-	-	-	-
Debentures	-	27,968	9,787	3,870	-	-
Convertible debentures	-	11,781	-	-	-	-
Total contractual obligations	13,164	118,476	9,877	3,960	90	158

The Company has no material commitments for capital expenditures as at December 31, 2018.

C. Research and Development, Patents and Licenses, etc.

The following table should be read in conjunction with “Item 4. Information on the Company – B. Business Overview”. The Company continues to invest in the development of its software platform which is captured as an addition to intangible assets in the Consolidated Financial Statements.

	2018	2017	2016
Addition to intangible assets	7,730	5,143	6,314

D. Trend Information

The information required by this item is set forth above in “Item 5. Operating and Financial Review and Prospects — A. Operating Results,” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report on Form 20-F to be not necessarily indicative of future operating results or financial conditions.

E. Off‑Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

The information required by this item is set forth above in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources —Contractual Obligations”.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements.”

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name and Province or State and Country of Residence	Age	Position/Title	Director Since
David Feller[1] British Columbia, Canada	51	Chairman of the Board, CEO	August 26, 2003
Gregory Feller[1] New York, United States	51	President, CFO and Director	April 10, 2015
Minhas Mohamed[2] Ontario, Canada	62	Director	April 10, 2015
Praveen Varshney[3] British Columbia, Canada	54	Director	April 12, 2013
Matthew Bosrock[4] New Jersey, United States	51	Director	May 2, 2018

___________

(1)	David Feller and Gregory Fellers are brothers.
(2)	Chair of the Audit Committee; Member of the Corporate Governance, Compensation and Nominating Committee (“CGCNC”).
(3)	Chair of the CGCNC; Member of the Audit Committee.
(4)	Member of the Audit Committee and CGCNC.

David Feller founded Mogo in 2003 and currently serves as the Company’s CEO and Chair of our Board. Mr. Feller has grown Mogo into Canada's leading digital financial platform with over 800,000 members, annual revenues exceeding $61 million and more than 270 team members. During that time, he led the Company through equity and debt financings totaling more than $380 million including 2 rounds of private equity financings, securing two credit facilities with a leading global investment firm and the Company's IPO on the Toronto Stock Exchange. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree.

Gregory Feller is a co‑founder of Mogo, has served as the Company’s CFO since August 2011, and has served as a member of our Board and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co‑Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Master of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

Minhas Mohamed is President, Chief Executive Officer and Co‑Founder of MMV Financial Inc. which is a specialty finance company providing debt financing to emerging technology and life sciences companies across North America. Mr. Mohamed was also the founder and Managing Partner of MM Venture Partners (predecessor firm). Since its inception in 1998, MMV and the predecessor firm have invested over US$400 million in 200+ companies across North America. Mr. Mohamed has overall management and strategic responsibility for MMV Financial. He has over 25 years of experience in the financing of technology and emerging growth companies, both in Canada and internationally. Prior to founding MM Venture Partners in August 1998, Mr. Mohamed spent 10 years as a senior partner and shareholder with Quorum Funding Corporation, one of Canada’s leading technology‑focused venture capital funds. Prior to Quorum, he spent several years at the venture capital subsidiary of Schroders PLC, and was also with Ernst & Young where he obtained his Chartered Accountant designation. He has been a director of many public companies, including Promis Systems and Quorum Funding and for 11 years an independent trustee of InnVest REIT. Mr. Mohamed is a founding member and former Chairman of the Toronto Venture Group. Mr. Mohamed is a graduate of the University of Western Ontario and is a Chartered Accountant and a Chartered Financial Analyst.

Praveen Varshney has been a principal of Varshney Capital Corp., a Vancouver based venture capital, merchant bank and corporate advisory services firm, since 1991 and a Founding Director of Pyfera Growth Capital social impact fund. Mr. Varshney obtained a Bachelor of Commerce degree from the University of British Columbia and is a FCPA, FCA. He is a director of various publicly traded companies including Mogo, AAJ Capital 1 Corp., BetterU Education Corp., Bluerock Ventures Corp., ZincX Resources Corp., Good Life Networks Inc. and Cryptanite Blockchain Technologies Corp. He is also a co-founder of G-PAK, Co-Founder of Little Kitchen Academy, Chief Financial Officer of The Plastic Bank and former Chief Financial Officer of Carmanah Technologies which became Canada’s largest solar company. He also was co-founder of a predecessor of Mountain Province Diamonds whose Gahcho Kué in September 2016 became the world’s largest new diamond mine since 2003 & De Beers’ second-largest producer behind its Jwaneng mine in Botswana. Mr. Varshney is a Toniic member and a long-time member of both EO Entrepreneurs Organization – Vancouver Chapter, TiE Vancouver (Founding Director) and Silicon Valley Blockchain Society – Vancouver Chapter (Founding Director). He’s also on a number of non-profit boards such as The Varshney Family Charitable Foundation, Dalai Lama Center for Peace and Education and a Founding Member of instrumentbeyondborders.org. He is also a Senior Vice President of Vancouver Partner, a Vancouver Police Foundation Trustee, and on the Advisory boards of Room to Read - Vancouver and The Thomas Edison Innovation Foundation in New Jersey, USA. He co-founded with his daughter, Jaiya, Down to the Last Straw, a global movement to reduce plastic waste with a major focus on single-use plastic straws. Mr. Varshney is also a past recipient of Business in Vancouver’s 40 Under 40 Awards.

Matthew Bosrock is a seasoned global executive with broad and deep experience in the financial services and financial information technology industries, serving large, complex multinationals and smaller firms – both public and private. Mr. Bosrock was most recently at S&P Global Ratings, where he served as Executive Managing Director, Global Head of Developing Markets. Mr. Bosrock was also a member of the S&P Global Ratings Executive Committee. Previously, he spent 19 years in senior positions at HSBC in several regions, including Deputy Chief Executive Officer and Chief Operating Officer of HSBC Bank Canada. In addition to having extensive board experience, Mr. Bosrock has technical expertise in all areas of financial services with specialized knowledge in leading transformational change - transactions, reorganizations, and process improvement, including marketing, innovation and talent development. He has a Master of Business Administration from Duke University and a Bachelor of Arts from Boston College.

As at December 31, 2018, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 3,697,173  common shares, representing approximately 16% of the Company’s issued and outstanding common shares as of December 31, 2018.

Corporate Cease Trade Orders

None of our directors or executive officers has, within the 10 years prior to the date of this this Form 20-F, been a director, chief executive officer or chief financial officer of any company (including us) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

Corporate Bankruptcies

None of our directors or executive officers has, within the 10 years prior to the date of this this Form 20-F, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or executive officer of the Company or shareholder holding sufficient securities of the Company to affect materially the control of the Company has:

•	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest among us and our directors, officers or other members of management as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

Interests of Management and Others in Material Transactions

To the best of our knowledge, there are no material interests, direct or indirect, of any of our directors or senior management, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

B. Compensation

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to our executive officers.

Our executive compensation practices are designed to attract and retain the skillsets and experience needed to lead the development and execution of the Company’s strategy and to reward our executives for high performance and their contribution to our long‑term success. The Board seeks to compensate executives by combining short‑term and long‑term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Company’s performance.

In order to achieve our aggressive growth objectives, attracting and retaining the right team members is critical. A key part of this is a well‑thought out compensation plan that attracts high performers with specific skillsets and compensates them for continued achievements.

Setting executive compensation in a growth-oriented fintech organization can be challenging as we seek to balance the creation of shareholder value with long-term growth objectives. As a result, elements of our compensation plan evolve from year to year as the Company matures.

Our Board, on recommendations from the CGCNC, makes decisions regarding all forms of compensation, including salaries, bonuses and equity incentive compensation for our executives, as well as approves corporate goals and objectives relevant to our executives’ compensation. Finally, the CGCNC in conjunction with senior management also administers employee incentive compensation, including the Company’s Stock Option Plan (the “Stock Option Plan”) and Restricted Share Unit Plan (the “RSU Plan”).

Compensation Discussion and Analysis

Context of our Executive Compensation Practices

There are several relevant market and business factors that present challenges for the creation of an effective executive compensation program, including the following:

•	We are a pre-profit, publicly listed company in an emerging sector. We provide products and services that are highly disruptive in the legacy financial services market in Canada.

•	We compete for talent in the technology industry, where there is a high emphasis on equity as a key component of compensation. We also compete for talent in the financial services space, where there are high salaries with entrenched short-term and long-term compensation plans, perquisite programs and retirement benefits.

The CGCNC aims to balance these factors with the expectations of our shareholders and their responsibilities around oversight. As the business matures through the execution of our corporate strategy, the CGCNC will continue to evolve our compensation strategies to match.

How Executive Compensation is determined

The CGCNC annually assesses and makes a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation of the executive officers. As required, the CGCNC retains independent advice in respect of compensation matters and, if deemed appropriate by the Committee, meets separately with such advisors. Mogo specifically uses salary survey information to benchmark its compensation against the market. Mogo uses a variety of specialized survey data and relies heavily on data from The Mercer HR Tech Group Salary Survey. This survey is based in British Columbia, but the data is relevant for all Canadian high-tech markets. The most recent survey included data provided by over 95 leading technology organizations in the British Columbia market. The survey includes cash, short and long-term incentive information and has executive benchmarks for over 30 functions. Compensation analysis is available by size and type of organization. Additionally, third party consultants have also provided input on our senior leadership and executive compensation.

Summary of Elements of Compensation Program

Our executive compensation consists primarily of three elements: base salary, annual bonus and long‑term equity incentives.

Annual Base Salary

Annual base salary reflects the scope and responsibilities of the role, each executive’s personal experience and performance, and market competitiveness. Base salaries are reviewed annually based on individual performance and/or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as for market competitiveness.

Annual Performance Bonus

Annual performance bonus is expressed as a percentage of annual base salary and typically paid in cash and is calculated based on achievement levels against a weighted mix of annual corporate performance goals and individual performance goals that support the overall corporate goals - both quantitative and qualitative and at the discretion of the Board.

It is the responsibility of the CGCNC to annually review and recommend to the Board the annual bonus, if any, to be paid to executives and employees based on previously set performance targets. For the year ended December 31, 2018, the Board set the corporate performance target at 70% and the individual performance target at 30%. Each category included both quantitative and qualitative components. Included under the corporate performance targets were specific targets on annual revenue, EBITDA, members, product success and stock price. Included under the personal performance were initiatives around fundraising, partnerships, operational effectiveness, culture and team and product & design.

The bonus multiplier is determined at the outset when the corporate and individual performance targets are approved by the Board. Each of the corporate and individual objectives are assigned appropriate weightings according to importance and impact on corporate performance for the year. Corporate weightings are the same across the executive team, however the individual weightings are dependent on the scope of responsibilities of the specific executive. Each corporate and individual objective has a threshold level of 75%, below which the multiplier is zero, a target level at 100% and a maximum, or exceptional performance level which would have a 120% multiplier that contributes to the overall bonus achievement.

Long-Term Incentives

Stock Options - Stock options are awarded annually at the Board’s discretion and typically vest over four years with an eight-year term. Stock options align executive compensation with shareholder interests as the value is dependent on post-vesting share price.

Our Stock Option Plan is in place for the benefit directors, officers, employees and consultants of the Company, including the executive officers. The executive officers and directors have been issued options under such plan.

Our Stock Option Plan was adopted effective November 15, 2013, as amended. Subject to the requirements of the Stock Option Plan, the Board, with the assistance of the CGCNC, has the authority to determine when options will be granted, which eligible persons will be granted options, the number of common shares subject to each option granted and the vesting for each option.

RSUs – We established RSU Plan to form part of our incentive compensation arrangements which is available for eligible directors, officers and employees of the Company as of April 18, 2018, the closing date of our IPO. Restricted stock units (“RSUs”) are issued in limited amounts and only awarded to senior management, and typically vest over three years. RSUs are aligned with shareholder interests as their value depends on post-vesting share price.

In setting the annual performance objectives and evaluating executive compensation, the Company considers each element carefully against relevant internal and market factors and the Board provides appropriate oversight with regard to the payment of short and long-term incentives to ensure alignment with our shareholders’ long-term interests.

Compensation of Executive Officers

The following table sets out information concerning the compensation earned by the executive officers during the year ended December 31, 2018.

Name and Principal Position	Salary	Share‑based Awards(2)	Option‑based Awards(3)	Non‑Equity Incentive Plan Compensation		All Other Compensation	Total Compensation
David Feller CEO	$360,000.00	$73,750.00	$55,835.50	-	[4]	$1,708.08	$491,293.58

Gregory Feller(1) President & CFO	$388,710.00	$73,750.00	$55,835.50	-	[4]	$37,786.89	$556,082.39

_________________

1.	Gregory Feller is paid in US dollars (US$300,000). The Canadian dollar equivalent expressed in the table above is based on the average US dollar to Canadian dollar exchange rate for posted by the Bank of Canada which was CAD$1.2957 = US$1.00 for 2018.
2.	Represents grants of 25,000 RSUs each to David Feller and Gregory Feller on May 9, 2018 assuming an award date fair value per RSU equal to $2.95.
3.	Options to purchase common shares, see “Item 6. Directors and Senior Management – D. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black‑Scholes option pricing model, based on the following assumptions for 2018: risk‑free interest rate of 2.30%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil.
4.	The amounts of bonuses, if any, payable pursuant to the Company’s annual performance bonus plan for 2018 have not been determined as of the date hereof.

Compensation of Directors

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non‑executive directors, Messrs. Mohamed, Varshney, and Bosrock are paid an annual retainer fee of $24,000 plus $500 per formal Board or committee meeting they attend. A non-executive director who serves as chair of the Audit Committee receives an additional $20,000 and a non-executive director who serves as chair of the CGCNC receives an additional $10,000. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors and are eligible to receive stock options and RSUs under the Stock Option Plan and RSU Plan, respectively.

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2018.

Name	Fees Earned	Option-Based Awards (1)	Share-Based Awards (2)	Total Compensation
Minhas Mohamed	$50,585.00	$11,169.72	$29,500.00	$91,254.72
Praveen Varshney	$32,225.52	$11,169.72	$29,500.00	$72,895.24
Matthew Bosrock	$19,000.00	$55,835.49	-	$74,835.49

___________________

(1)	Represents grants of 10,000 options (to acquire common shares) each to Minhas Mohamed and Praveen Varshney and 50,000 options (to acquire common shares) to Matthew Bosrock. All options were granted on May 9, 2018 with an exercise price of $3.88 and expiry of May 9, 2026. The fair value of these stock options has been calculated at the time of grant using the Black‑Scholes option pricing model, based on the following assumptions for 2018: risk‑free interest rate of 2.30%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil.
(2)	Represents grants of 10,000 RSUs each to Minhas Mohamed and Praveen Varshney on May 9, 2018 assuming an award date fair value per RSU equal to $2.95.

Benefits upon Termination of Employment

Each of the executive officers has entered into an employment agreement with the Company. Those employment agreements include provisions regarding base salary, annual bonuses, eligibility for benefits, confidentiality and ownership of intellectual property, among other things. Upon termination of employment without cause or by the executive for good reason, Mr. David Feller and Mr. Gregory Feller are entitled to twenty-four months’ notice or pay in lieu of notice calculated on base salary. Messrs. Feller employment agreements also provide for continued benefit coverage and option vesting for the duration of the notice period and payment in respect of eligible bonuses.

In addition, Messrs. Feller employment agreements contains a provision entitling them to full acceleration of vesting of any stock options previously granted to them upon a ‘Change in Control’, as defined in the Stock Option Plan.

None of the directors have service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment.

Pension Plan Benefits

The Company does not provide a defined benefit pension plan or a defined contribution pension plan for any of its employees, nor does it have a deferred compensation pension plan for any of its employees. There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

C. Board Practices

Directors are elected each year at the annual meeting of shareholders of the Company to serve until the next annual meeting or until a successor is elected or appointed. The Company has not adopted term limits for directors of the Company. See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” for details for the period during which each director has served in his office.

Board Committees

Audit Committee

Mogo’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and with NASDAQ Stock Market Rules. The members of the Audit Committee are Minhas Mohamed (Chair), Praveen Varshney and Matthew Bosrock.

Our Board has adopted a written charter for the Audit Committee. The mandate of the Audit Committee is to assist our Board in fulfilling its financial oversight obligations, including the responsibility: (1) to identify and monitor the management of the principal risks that could impact the financial reporting of the Company, (2) to monitor the integrity of our financial reporting process and our internal accounting controls regarding financial reporting and accounting compliance; (3) to oversee the work, independence, objectivity, and performance of our external auditor; (4) to review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public; and (5) to provide an open avenue of communication between the external auditors, our Board and our management.

A copy of the charter of the Audit Committee can be accessed electronically at http://investors.mogo.ca/corporate-governance.

Corporate Governance, Compensation and Nominating Committee

The Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Praveen Varshney (Chair), Matthew Bosrock and Minhas Mohamed.

Our Board has determined that the composition of the CGCNC is appropriate, given that all of the members are independent. Pursuant to the charter of the CGCNC, its mandate is to assist our directors in carrying out the Board’s oversight responsibility for (i) overseeing our human resources and compensation policies and processes, (ii) demonstrating to our shareholders that the compensation of the directors who are also our employees is recommended by directors who have no personal interest in the outcome of decisions of the CGCNC and who will have due regard to the interests of all of our shareholders, (iii) ensuring that our strategic direction is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process.

In addition, the CGCNC is responsible for overseeing and assessing the functioning of the Board, its committees and individual directors, and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles.

A copy of the charter of the CGCNC can be accessed electronically at http://investors.mogo.ca/corporate-governance.

D. Employees

As of December 31, 2016, 2017 and 2018, we had 266, 237 and 278 employees, respectively. The following table sets forth the number of our employees categorized by area of operations:

	As of Dec 31, 2016	As of Dec 31, 2017	As of Dec 31, 2018
General & Administrative	53	49	50
Customer Service & Operations	113	108	129
Technology	100	80	99
TOTAL	266	237	278

E. Share Ownership

The following table summarizes, as of April 26, 2019, share ownership including options and RSUs granted under the Stock Option Plan and RSU Plan to our executive officers and directors.

			Option-Based Awards				Share-Based Awards
Name	Common Shares	% Common Shares	Common Shares Underlying Options Outstanding	Option Exercise Price	Grant Date	Expiration Date	Common Shares Underlying RSUs that have not vested	Grant Date
David Feller	2,034,392	8.64%	66,667	$2.10	15-Nov-13	15-Nov-21	7,500	7-Jun-17
			116,666	$10.00	25-Jun-15	25-Jun-23	25,000	9-May-18
			100,000	$1.78	12-Sep-16	12-Sep-24
			100,000	$4.44	7-Jun-17	7-Jun-25
			50,000	$4.21	27-Sep-17	27-Sep-25
			50,000	$3.88	9-May-18	9-May-26

Gregory Feller	1,418,594	6.03%	66,667	$2.10	15-Nov-13	15-Nov-21	7,500	7-Jun-17
			100,000	$10.00	25-Jun-15	25-Jun-23	25,000	9-May-18
			100,000	$1.78	12-Sep-16	12-Sep-24
			100,000	$4.44	7-Jun-17	7-Jun-25
			50,000	$4.21	27-Sep-17	27-Sep-25
			50,000	$3.88	9-May-18	9-May-26

Minhas Mohamed	65,361	0.28%	16,667	$2.10	21-Feb-14	21-Feb-22	10,000	9-May-18
			8,333	$9.15	10-Mar-15	10-Mar-23
			30,000	$1.78	12-Sep-16	12-Sep-24
			20,000	$1.89	14-Nov-16	14-Nov-24
			15,000	$4.21	27-Sep-17	27-Sep-25
			10,000	$3.88	9-May-18	9-May-26

Praveen Varshney	163,826	0.70%	16,667	$2.10	15-Nov-13	15-Nov-21	10,000	9-May-18
			30,000	$1.78	12-Sep-16	12-Sep-24
			20,000	$1.89	14-Nov-16	14-Nov-24
			15,000	$4.21	27-Sep-17	27-Sep-25
			10,000	$3.88	9-May-18	9-May-26

Matthew Bosrock	18,000	0.08%	50,000	$3.88	9-May-18	9-May-26

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 26, 2019, the latest practicable date, by each person known to us to own beneficially more than 5% of our common shares. The calculations in the table below are based on the 23,535,096 common shares outstanding as of April 26, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 26, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

No holder of common shares has different voting rights from any other holders of common shares.

	Shares Beneficially Owned
Principal Shareholder	Number	%
David Feller	2,369,112	10.07%
Gregory Feller	1,737,343	7.38%
Michael Wekerle	5,200,035	22.09%

B. Related Party Transactions

The significant related-party transactions that occurred during the year ended December 31, 2018 were transactions with debenture holders that incur interest. Related party debentures at year end totaled $3.3 million (December 31, 2017 –$3.1 million; December 31, 2016 – $2.6 million) with principal amounts maturing at various periods through to August 1, 2021.  Interest incurred during the period, ranging from 12.0% to 18.0% (December 31, 2017 and 2016 – 15.0% to 18.0%), on related party debentures totaled $0.5 million (December 31, 2017 – $0.45 million; December 31, 2016 – $0.3 million). The related parties involved in such transactions were (i) Praveen Varshney, a director of the Company, a member of his family, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) a member of the family of Gregory Feller, a director and executive officer of the Company; (iii) David Feller, a director and executive officer of the Company; and (iv) an entity which is directly or indirectly controlled by members of the family of Gregory Feller and David Feller, each a director and executive officer of the Company. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for the Consolidated Financial Statements included in this annual report on Form 20-F.

Legal Proceedings

See “Item 4. Information About the Company – B. Business Overview”.

Dividend Policy

We have never declared dividends on our common shares. We currently intend to reinvest all future earnings in order to finance the development and growth of our business. As a result, we do not intend to pay dividends on our common shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. Restrictive covenants under our credit facilities may, among other things, impose limitations or restrictions on our ability to pay dividends.

Significant Changes

There have been no significant changes to our business that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

ITEM 9: THE OFFER AND LISTING

Not applicable, except for Item 9A(4) and Item 9C.

A. Offering and Listing Details

Our common shares have been listed on the TSX and NASDAQ under the symbol ‘MOGO’ since June 25, 2015 and April 18, 2018, respectively.

	TSX Trading Price (CAD$)		NASDAQ Price (US$)
	High	Low	High	Low
Annual
2015	$9.48	$2.07	-	-
2016	$3.76	$1.20	-	-
2017	$8.00	$1.94	-	-
2018	$6.89	$2.77	$4.00	$2.07

Quarterly
Q1 2017	$3.95	$1.94	-	-
Q2 2017	$4.78	$3.00	-	-
Q3 2017	$4.75	$3.62	-	-
Q4 2017	$8.00	$3.71	-	-
Q1 2018	$6.89	$3.34	-	-
Q2 2018	$4.35	$2.95	$3.25	$2.26
Q3 2018	$4.96	$3.61	$4.00	$2.77
Q4 2018	$4.13	$2.77	$3.13	$2.07

Monthly
September 2018	$4.61	$3.77	$3.48	$2.87
October 2018	$3.98	$3.26	$3.13	$2.48
November 2018	$4.13	$3.48	$3.11	$2.62
December 2018	$3.87	$2.77	$2.92	$2.07
January 2019	$3.18	$2.95	$2.34	$2.22
February 2019	$3.17	$2.95	$2.45	$2.22
March 2019	$3.65	$3.04	$2.71	$2.27
April (until April 26, 2019)	$4.73	$3.08	$3.49	$2.30

In 2018, 156,286 common shares were issued as a result of the exercise of options granted under our Stock Option Plan, at a weighted average exercise price of $1.99 per share and 29,961 common shares were issued upon vesting of restricted stock units under our Restricted Stock Unit Plan at an average weighted issuance price of $4.32 per share.

B. Markets

Our common shares have been listed on the TSX and NASDAQ under the symbol ‘MOGO’ since June 25, 2015 and April 18, 2018, respectively.

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Incorporation

The Company was originally incorporated under the BCA on August 26, 2003. The Company’s incorporation number is BC0675909.

Objects and Purposes

The Articles of the Company do not contain limitations or restrictions on the business of the Company.

Directors

Under the Articles of the Company, a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA. A director with a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution approving the contract or transaction, unless all directors have an interest in the contract or transaction. A director with a disclosable interest in a contract or transaction is entitled to be counted as part of the quorum for the directors’ meeting to consider the contract or transaction. Such director or senior office who holds a disclosable interest in a contract or transaction is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCA.

Under the Articles, the Company, if authorized by the directors, may: (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Directors are not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the BCA to become, act or continue to act as a director.

The Articles do not specify a retirement age for directors.

Subject to the BCA, the Company must indemnify a director, former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

Rights, Preferences and Restrictions

The Company’s Notice of Articles provides that the authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares of the Company.

Subject to the BCA, the directors may from time to time declare and authorize payment of such dividends as they may consider appropriate. The dividend provisions are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders: (a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and (b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

At every annual general meeting: (a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under the Articles; and (b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that: (a) the Company is insolvent; or (b) making the payment or providing the consideration would render the Company insolvent.

Subject to the BCA, the Company may by special resolution make alterations to the authorized share structure and special rights or restrictions to change the rights of the shareholders. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Shareholder Meeting

The Company’s Articles provide that (a) the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors; (b) the directors may, at any time, call a meeting of shareholders to be held at such time and place as may be determined by the directors; (c) the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting; and (d) in addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any other persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the BCA or the Company’s Articles to be present at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or British Columbia or in the Company’s charter documents.

Change in Control

There are no provisions in the Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving its company or any of its subsidiaries.

Ownership Threshold

There are no provisions in the Articles governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities and United States federal securities laws require us to disclose in this our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the rights of holders of common shares where such conditions are more significant than is required by the laws of British Columbia.

Description of Capital Structure

There are no conditions imposed by the Articles governing changes in the capital that are more stringent than is required by the laws of British Columbia.

C. Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, to which the Company or any other member of the group is a party, for the two years immediately preceding the date of this annual report on Form 20-F:

•

Arrangement Agreement dated April 14, 2019 between the Company and Difference Capital Financial Inc. (“Difference”) pursuant to which Mogo and Difference agreed to combine their businesses by way of a statutory plan of arrangement (the "Arrangement") under the BCA. The Arrangement is subject to certain customary closing conditions, including receipt of all necessary court, shareholder and regulatory approvals. Assuming the Arrangement is completed, Mogo will become a wholly-owned subsidiary of Difference by way of a three-cornered amalgamation among Mogo, Difference and a wholly-owned subsidiary of Difference. Following the Arrangement, and subject to the approval of the shareholders of Difference, Difference is expected to change its name to "Mogo Inc." (the “Combined Entity”). Former Mogo shareholders will own approximately 80% of the Combined Entity on a fully diluted basis following completion of the Arrangement and Dave Feller will be Chairman and CEO and Greg Feller will be President, CFO and Director of the Combined Entity.

•	Amended and Restated Marketing Collaboration Agreement effective January 1, 2018 between the Company and Postmedia, which extended the term of the Company’s marketing collaboration agreement with Postmedia effective January 26, 2016 for an additional two years to the end of 2020, with an additional minimum media value of $30 million over those two years. Under the extended agreement, Postmedia receives a fixed quarterly payment equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue. In connection with the amendment of the agreement, Postmedia and Mogo have also agreed to change the vesting and term of the certain performance warrants previously granted to Postmedia. The full text of the Amended and Restated Marketing Collaboration Agreement is incorporated herein by reference to Exhibit 99.2 of the Company’s report on Form 6-K filed with the SEC on May 15, 2018.

•	Convertible Debenture Indenture dated June 6, 2017 between Mogo and Computershare Trust Company of Canada (“Computershare”), permitting the issuance of debentures, notes or other evidences of indebtedness of the Company, including the Convertible Debentures. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Convertible Debentures” for more information. The full text of the Convertible Debenture Indenture is incorporated herein by reference to Exhibit 99.33 of our registration statement on Form 40-F, filed with the SEC on March 2, 2018.

•	Subordination Agreement dated June 6, 2017 between Mogo, Fortress and Computershare, pursuant to which the security granted to Computershare, on behalf of holders of the Convertible Debentures (the “Subordination Agreement”), securing the debt owing under the Convertible Debentures, is subordinated and postponed to the security granted to Fortress securing the debt owing under the Credit Facility – Liquid. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Convertible Debentures” for more information. The full text of the Subordination Agreement is incorporated by reference to Exhibit 99.32 of our registration statement on Form 40-F filed with the SEC on March 2, 2018.

•	Fifth Amendment Agreement dated December 11, 2017 between Mogo Finance Trust, a special purpose entity, and Fortress, pursuant to which certain amendments were made to the Credit Facility – Liquid. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities” for more information. The full text of the Fifth Amendment Agreement is incorporated herein by reference to Exhibit 99.62 of the Company’s registration statement on Form 40-F, filed with the SEC on March 2, 2018.

•	Revolving Credit and Guarantee Agreement between Mogo, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC dated September 25, 2017, which was used to repay and replace the Credit Facility - ST. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities” for more information. The full text of the Revolving Credit and Guarantee Agreement is incorporated herein by reference to Exhibit 99.47 of the Company’s registration statement on Form 40-F, filed with the SEC on March 2, 2018.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Mogo’s securities, although there may be Canadian and other foreign tax considerations. See “—E. Taxation”.

E. Taxation

Certain Canadian Federal Income Tax Information for Non-Canadian Holders

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares by a beneficial owner of common shares who, for the purposes of the Income Tax Act (Canada) and the regulations thereto (the “Tax Act”), and at all relevant times, (1) is not, and is not deemed to be, resident in Canada, (2) deals at arm’s length with and is not affiliated with us, (3) holds such shares as capital property and does not use or hold, and is not deemed to use or hold, such shares in the course of carrying on, or otherwise in connection with, a business in Canada and (4) has not entered into and will not enter into, with respect to the common shares a “derivative forward agreement” as that term is defined in the Tax Act (hereinafter, a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, the Canada-United States Tax Convention (1980), as amended, or the Treaty, all proposed amendments to the Tax Act and the Treaty publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). It has been assumed that all such proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative policy or assessing practice, whether by legislative, administrative or judicial action, although no assurances can be given in this respect. This summary does not take into account Canadian provincial, U.S. federal, state or other foreign income tax law or practice.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount first arose or such other rate of exchange as may be acceptable to CRA.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, holders of common shares are urged to consult their own tax advisors having regard to their own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder by us will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25%, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the common shares are considered to be paid to a Non-Canadian Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, or a qualifying person, the applicable rate of Canadian withholding tax is generally reduced to 15% (or to 5% if such Non-Canadian Holder is a qualifying person that is a company that for purposes of Article X(2)(a) of the Treaty owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. A disposition of common shares to us may in certain circumstances result in a deemed dividend.

Disposition

A Non-Canadian Holder will not be subject to Canadian tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of our common shares unless, at the time of disposition, such common shares constitute “taxable Canadian property” to the Non-Canadian Holder for the purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

If a common share is listed on a designated stock exchange (which includes the TSX and NASDAQ) at the time it is disposed of, such common share will generally not constitute “taxable Canadian property” to a Non-Canadian Holder unless, at that time or at any particular time within the preceding 60 months,

•	25% or more of the issued shares of any class or series of our capital stock was owned by one or any combination of (1) the Non-Canadian Holder, (2) persons with whom the Non-Canadian Holder did not deal with at “arm’s length” (within the meaning of the Tax Act), and (3) partnerships in which the Non-Canadian Holder or a person described in (2) holds a membership directly or indirectly through one or more partnerships, and

•	more than 50% of the fair market value of the common share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such foregoing properties, whether or not such properties exist.

If a common share is taxable Canadian property to a Non-Canadian Holder that is a qualifying person, any capital gain realized on a disposition or deemed disposition of such share will nevertheless generally not be subject to Canadian federal income tax by virtue of the Treaty if the value of the common share at the time of the disposition or deemed disposition is not derived principally from “real property situated in Canada” for purposes of the Treaty.

A Non-Canadian Holder whose shares may constitute taxable Canadian property is urged to consult with the Non- Canadian Holder’s own tax advisors.

United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares acquired pursuant to this Form 20-F that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (a) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to make all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such owner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian or foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada - U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

Passive Foreign Investment Company Rule

Based on the projected composition of our income and valuation of our assets, including goodwill, we believe that we are a PFIC for United States federal income tax purposes for the 2017 taxable year and that we are likely to be a PFIC for the 2018 taxable year. The determination of whether we will continue as a PFIC is made annually.

•	In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or
•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. Holder’s holding period for the common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for our common shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

U.S. Holders will be required to file IRS Form 8621 if they hold our common shares in any year in which we are classified as a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we will generally continue to be treated as a PFIC with respect to such holder for all subsequent years during which such common shares continue to be held, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult with their own tax advisors regarding the availability of a “deemed sale” election that in certain circumstances would allow such holder to terminate PFIC status with respect to such common shares.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and any of our non-U.S. subsidiaries is also a PFIC, or a lower-tier PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules on (i) excess distributions by the lower-tier PFIC, and (ii) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the holders have not received the proceeds of those distributions or dispositions directly. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

In lieu of being subject to the excess distribution rules discussed above with respect to our common shares (but not with respect to any lower-tier PFIC), a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of such shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such year. NASDAQ, on which the common shares are traded, is a qualified exchange for this purpose.

If a U.S. Holder makes an effective mark-to-market election, it will include in each year we are a PFIC as ordinary income the excess of the fair market value of such U.S. Holder’s common shares at the end of the year over the U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, any gain the U.S. Holder recognizes upon the sale or other disposition of its common shares of in a year that we are a PFIC we will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. Holder’s adjusted tax basis in its common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years that we are a PFIC unless the common shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a U.S. Holder may avoid the rules described above by electing to treat us (and any lower-tier PFIC) as a “qualified electing fund,” or QEF, under Section 1295 of the Code. A QEF election requires a U.S. Holder to include currently in income each year its pro rata share of a PFIC’s ordinary earnings and net capital gains, regardless of whether or not such ordinary earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash. A U.S. Holder’s basis in the shares of a QEF will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the U.S. Holder. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the common shares. To make a QEF election, a U.S. Holder will need to have an annual information statement from the PFIC setting forth the earnings and capital gains for the year. U.S. Holders should consult their own tax advisors as to the consequences of making a protective QEF election or other consequences of the QEF election. Upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make the QEF election. However, no assurance can be given that such QEF information will be available for any lower-tier PFIC that we do not control. U.S. Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding our common shares if we are considered a PFIC in any taxable year.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid in Canadian dollars to a U.S. Holder in connection with the ownership of the common shares, or on the sale, exchange or other taxable disposition of common shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24% for the 2018 to 2025 tax years (increasing to 28% for tax years after 2025), may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

This discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Any statement in this annual report on Form 20-F about any of our contracts or other documents is not exhaustive. If the contract or document is filed as an exhibit to this annual report on Form 20-F or is incorporated herein by reference thereto, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document. This means that we can disclose important information to you by referring you to a document included as an exhibit or another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

You may access this annual report on Form 20-F, including exhibits and schedules, on our website at www.mogo.ca or request a copy by email to Legal@mogo.ca. You may also read and copy reports, statements or other information that we file with or furnish to the SEC, including exhibits and schedules filed with this annual report on Form 20-F at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may access the documents we file with or furnish to the SEC at that website. These SEC filings are also available to the public from commercial document retrieval services.

We also file reports, statements and other information with the CSA through SEDAR, and these can be accessed electronically at www.sedar.com.

You may access other information about Mogo on our website at www.mogo.ca.

Information provided on our website is not part of this report, and is not incorporated herein by reference unless otherwise specifically referenced as such in this report.

I. Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from changes in market rates and market prices. Our market risk exposure results primarily from fluctuations in foreign currency exchange rates and interest rates.

We do not hold financial instruments for speculative trading purposes.

Foreign Currency Risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars:

	December 31, 2018	December 31, 2017
Cash	874	171
Debentures	4,770	4,770

A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $266.

Interest Rate Risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at December 31, 2018, LIBOR is 2.50% (December 31, 2017 – 1.56%). A 0.50 basis point increase in LIBOR would increase annual credit facility interest expense by $428.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

None.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-B. Modifications to Rights of Security Holders

Holders of the Convertible Debentures rights have been modified pursuant to the Subordination Agreement, pursuant to which the debt owing under the Convertible Debentures, is subordinated and postponed to the security granted to Fortress securing the debt owing under the Credit Facility – Liquid. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Convertible Debentures” for more information.

C.-E.

Not applicable

ITEM 15: CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures.

B. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Controls

Management has evaluated, with the participation of our CEO and CFO, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

ITEM 16: [RESERVED]

A. Audit Committee Financial Expert

The Board has considered the extensive financial experience of Mr. Mohamed, Mr. Varshney and Mr. Bosrock and has determined that each is (i) financially literate in accordance with NI 52-110 and Rule 10A-3 under the Exchange Act, and (ii) an independent director as that term is defined by the applicable Canadian and SEC rules and in the NASDAQ Stock Market Rules.

Specifically, for the purposes of NI 52‑110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. Additionally, at least one member of the Audit Committee must be an “audit committee financial expert” as defined by the SEC. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” for the education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee.

B. Code of Ethics

Mogo has adopted a Code of Business Conduct and Ethics that applies to all officers, employees, contractors, and members of the Board (the “Code of Conduct”) that complies with NASDAQ Stock Market Rules. The Code of Conduct includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the SEC for a code of ethics applicable to such officers. A copy of the Code of Conduct can be accessed electronically at http://investors.mogo.ca/corporate-governance.

C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MNP LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended December 31, 2018	Year ended December 31, 2017
Audit Fees[1]	363,226	116,556
Audit Related Fees[2]	75,312	79,587
Tax Fees[3]	38,446	49,433
All Other Fees[4]	11,033	42,123
Total Fees Paid	488,018	287,698

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements. In 2018, our audit fees included $112,350 additional costs related to our registration on NASDAQ.

(2)	“Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. These include professional services rendered in connection with credit facility covenants and frontline controls audit in connection with our customer experience centre.

(3)	“Tax fees” of 2018 and 2017 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

(4)	“All other fees” refers to services rendered in connection with equity/debt issuances and our registration on the NASDAQ.

Under its charter, the Audit Committee is required to pre‑approve all audit and non‑audit services to be performed by the external auditors in relation to the Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services or routine advisory work as required by management during the year. The Audit Committee is also required to approve the engagement letter for all non‑audit services and estimated fees thereof, other than those for de minimis services or routine advisory work as required by management during the year. The pre‑approval process for non‑audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors. The Audit Committee has also established an External Auditor Hiring Policy.

D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

F. Change in Registrant’s Certifying Accountant.

Not applicable.

G. Corporate Governance.

As a British Columbia corporation listed on NASDAQ, we are not required to comply with certain NASDAQ corporate governance standards. Section 5615(a)(3) of the NASDAQ Stock Market Rules permits NASDAQ to grant exemptions to a foreign private issuer for certain provisions of the Rule 5600 series, Rule 5250(b)(3) and Rule 5250(d). We are organized under the laws of British Columbia, Canada and our common shares are listed for trading on the TSX. We comply with the applicable laws of Canada and rules and regulations of the TSX, including rules related to corporate governance practices. A description of the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies pursuant to the NASDAQ Stock Market Rules is as follows:

Shareholder Meeting Quorum Requirement

The NASDAQ minimum quorum requirement for a shareholder meeting under Section 5620(c) of the NASDAQ Stock Market Rules is one-third of the outstanding shares of common voting stock. In addition, a company listed on NASDAQ is required to state a quorum requirement in its by-laws. Our quorum requirement is set forth in our articles. A quorum for our shareholder meeting is two persons, who are, or who represent by proxy, shareholders who, in the aggregate hold at least 25% of the issued shares of the Company entitled to be voted at the meeting (subject to the special rights or restrictions attached to the shares of any class or series of our shares).

Shareholder Approval Exemption

Section 5635 of the NASDAQ Stock Market Rules sets forth circumstances under which shareholder approval is required prior to certain types of security issuances. Pursuant to the NASDAQ Stock Market Rules, a company must receive prior shareholder approval for transactions involving: (1) the sale, issuance or potential issuance by a listed company of its common stock (or securities convertible into or exercisable for its common stock) (i) at a price less than the greater of book value or market value, and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s shares of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by a listed company of common stock (or securities convertible into or exercisable common stock) (i) at a price less than the greater of book value or market value, and (ii) is equal to 20% or more of the company’s shares of common stock or 20% or more of the voting power outstanding before the issuance. In the event of an issuance meeting the criteria set forth above, we may not be required to seek prior shareholder approval under applicable Canadian law and the rules of the TSX, and, if that is the case, we will submit a certification to NASDAQ from independent Canadian counsel to such effect.

The foregoing is consistent with the applicable laws in Canada and the rules of the TSX.

H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements have been filed as part of this Annual Report:

Mogo Finance Technology Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017, and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mogo Finance Technology Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mogo Finance Technology Inc. (the Company) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2010. Winnipeg, Manitoba

April 29, 2019

Mogo Finance Technology Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

	December 31, 2018	December 31, 2017(1)
Assets
Cash	20,439	40,560
Loans receivable (Note 4)	86,347	73,460
Prepaid expenses, deposits and other assets	3,501	1,827
Deferred cost (Note 6)	273	410
Investment tax credits	-	343
Property and equipment (Note 7)	3,016	3,206
Intangible assets (Note 8)	18,658	14,897
	132,234	134,703
Liabilities
Accounts payable and accruals	9,651	7,468
Other liabilities	973	1,089
Credit facilities (Note 9)	75,934	57,110
Debentures (Note 10)	41,625	39,680
Convertible debentures (Note 11)	11,781	12,864
Derivative financial liability (Note 18d)	964	2,697
	140,928	120,908
Shareholders’ Equity (Deficit)
Share capital (Note 18a)	75,045	71,389
Contributed surplus	7,045	6,033
Deficit	(90,784)	(63,627)
	(8,694)	13,795
	132,234	134,703

______________

(1)	The consolidated statement of financial position as at December 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to the sections “Impairment of financial assets” and “Summary of IFRS 9 adoption impact” within Note 3 to these consolidated financial statements.

Approved on Behalf of the Board

Signed by “Greg Feller”                 , Director

Signed by “Minhas Mohamed”     , Director

The accompanying notes are an integral part of these financial statements.

Mogo Finance Technology Inc.

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian Dollars)

	For the years ended December 31,
	2018	2017(1)	2016(1)
Revenue
Subscription and services	26,733	12,972	8,334
Interest revenue	26,433	18,187	15,593
Loan fees	8,111	17,522	25,943
	61,277	48,681	49,870
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	16,367	11,409	15,683
Transaction costs	6,059	4,463	3,478
	22,426	15,872	19,161
Gross profit	38,851	32,809	30,709
Operating expenses
Technology and development	14,747	11,373	10,114
Marketing	8,772	6,854	6,724
Customer service and operations	8,383	7,663	7,325
General and administration	11,177	9,826	10,240
Total operating expenses	43,079	35,716	34,403
Loss from operations	(4,228)	(2,907)	(3,694)
Other expenses
Credit facility interest expense (Note 9)	9,353	7,178	6,120
Debenture interest expense (Note 10, 11)	8,036	7,503	6,260
Unrealized exchange loss (gain)	651	(379)	(217)
Unrealized (gain) loss on derivative liability (Note 18d)	(1,733)	2,207	(90)
Other one-time expenses (Note 7)	1,487	313	1,325
	17,794	16,822	13,398
Loss and comprehensive loss	(22,022)	(19,729)	(17,092)

Loss per share
Basic and fully diluted (Note 14)	(0.97)	(1.07)	(0.94)
Weighted average number of basic and fully diluted common shares (in 000’s)	22,714	18,381	18,251

______________

(1)	The consolidated statement of comprehensive loss for the year ended December 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to the sections “Impairment of financial assets” and “Summary of IFRS 9 adoption impact” within Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

Mogo Finance Technology Inc.

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2015	18,162	$45,314	$1,518	$(26,806)	$20,026
Loss and comprehensive loss	-	-	-	(17,092)	(17,092)
Stock based compensation	-	-	1,067	-	1,067
Options exercised	118	341	(93)	-	248
Issuance of warrants	-	-	1,453	-	1,453
Balance, December 31, 2016	18,280	45,655	3,945	(43,898)	5,702

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2016	18,280	$45,655	$3,945	$(43,898)	$5,702
Loss and comprehensive loss	-	-	-	(19,729)	(19,729)
Shares issued, net	3,750	24,397	-	-	24,397
Shares issued - convertible debentures (Note 11)	142	814	-	-	814
Stock based compensation	-	-	1,343	-	1,343
Options exercised	62	250	(102)	-	148
Conversion of restricted share units (“RSUs”)	41	273	(273)	-	-
Equity component of convertible debentures	-	-	973	-	973
Amortization of warrants	-	-	147	-	147
Balance, December 31, 2017	22,275	71,389	6,033	(63,627)	13,795

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2017	22,275	$71,389	$6,033	$(63,627)	$13,795
Impact of adopting IFRS 9 at January 1, 2018(1)	-	-	-	(5,135)	(5,135)
Balance, January 1, 2018	22,275	71,389	6,033	(68,762)	8,660
Loss and comprehensive loss	-	-	-	(22,022)	(22,022)
Shares issued – convertible debentures (Note 11)	766	3,157	(132)	-	3,025
Share issuance costs	-	(38)	-	-	(38)
Stock based compensation	-	-	1,320	-	1,320
Options exercised	156	451	(140)	-	311
Conversion of restricted share units (“RSUs”)	30	86	(86)	-	-
Amortization of warrants	-	-	50	-	50
Balance, December 31, 2018	23,227	75,045	7,045	(90,784)	(8,694)

______________

(1)	The consolidated statement of changes in equity (deficit) for the year ended December 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to the sections “Impairment of financial assets” and “Summary of IFRS 9 adoption impact” within Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

Mogo Finance Technology Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

	Years ended December 31,
	2018	2017(1)	2016(1)
Cash provided by (used in) the following activities:
Operating activities
Loss and comprehensive loss	(22,022)	(19,729)	(17,092)
Items not affecting cash:
Depreciation and amortization	7,062	4,045	2,707
Amortization of deferred finance costs	410	525	483
Accretion of convertible debentures	689	395	-
Other one-time expenses	1,105	118	1,180
Provision for loan losses	18,406	13,343	16,988
Stock based compensation expense	1,320	1,343	1,067
Unrealized (gain) loss on derivative liability	(1,733)	2,207	(90)
Unrealized foreign exchange loss (gain)	668	(403)	(234)
	5,905	1,844	5,009
Changes in working capital accounts
Net issuance of loans receivable	(36,428)	(24,927)	(17,095)
Investment tax credits	343	(186)	1,459
Prepaid expenses, deposits and other assets	(1,824)	(462)	(236)
Accounts payable and accruals	2,917	2,489	(1,660)
Other liabilities	(116)	(116)	(214)
Net cash used in operating activities	(29,203)	(21,358)	(12,737)
Investing activities
Purchases of property and equipment	(3,409)	(404)	(934)
Investment in intangible assets	(7,644)	(5,017)	(6,402)
Net cash used in investing activities	(11,053)	(5,421)	(7,336)

Financing activities
Net proceeds from issuance of convertible debentures	-	13,528	-
Net proceeds from issuance of common shares	-	24,397	-
Net advances from debentures	1,410	-	-
Net advances from credit facilities	18,414	10,642	5,076
Options exercised	311	148	247
Issuance of warrants	-	-	1,650
Net cash provided by financing activities	20,135	48,715	6,973

Increase (decrease) in cash resources	(20,121)	21,936	(13,100)
Cash, beginning of year	40,560	18,624	31,724
Cash, end of year	20,439	40,560	18,624

______________

(1)	The consolidated statement of cash flows for the year ended December 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to the sections “Impairment of financial assets” and “Summary of IFRS 9 adoption impact” within Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

1.	Nature of operations

Mogo Finance Technology Inc. (“Mogo” or the "Company") was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange and the NASDAQ Stock Market under the symbol “MOGO”.

Mogo — a financial technology company — is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account.

2.	Basis of presentation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these consolidated financial statements were based on IFRS issued and outstanding at December 31, 2018.

The Company presents its consolidated statements of financial position on a non-classified basis in order of liquidity. Certain revenue and expense captions in the consolidated statements of comprehensive loss were renamed and/or reallocated during the year, to provide greater clarity and a broader description that appropriately captures new revenue streams or to reflect a more appropriate classification by function.

These consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 were authorized for issue by the Company’s Board of Directors (the “Board”) on April 29, 2019.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its structured entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter‑company balances, income and expenses and unrealized gains and losses resulting from inter‑company transactions are eliminated in full.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

3.	Significant accounting policies

Revenue recognition

Revenue is comprised of subscription and services, interest revenue and loan fees from our legacy short-term loan products, which were phased out in the third quarter of 2018. The Company recognizes interest revenue, loan fees, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. We record revenue on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

Subscription and services is comprised of MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenues, loan protection premiums, MogoCrypto revenue, Bitcoin mining revenue, and other fees and charges. Subscription and services revenue is recognized when the underlying transactions have been completed or services are rendered and collection is reasonably assured. In 2018, the Company, through a third-party hosting agreement, joined a Bitcoin mining pool that provides transaction verification services on the Bitcoin network. The Company receives Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value according to the spot price at the time they were mined. Bitcoin is considered earned upon the addition of a block to the Bitcoin blockchain at which time the economic benefit is received and can be reliably measured. Management has exercised judgement in determining this accounting treatment for the recognition of revenue from Bitcoin mining, as there is no definitive guidance in IFRS for the accounting of digital currency mining activities.

Interest revenue represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans. For line of credit accounts, interest is recognized during the period based upon the balance outstanding and the contractual interest rate, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective interest basis over the term of the loan and fees are recognized when assessed to the customer.

For legacy short-term loans that the Company offered, loan fees were recognized when assessed to the customer.

Cost of revenue

Cost of revenue consists of provision for loan losses and transaction costs. Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees, insurance commission expense, and certain fees related to the MogoCard and MogoProtect programs.

Loans receivable

Loans receivable consist of unsecured installment loans and lines of credit. The Company phased out its legacy short-term loan products from its business in the third quarter of 2018. Loans receivable are reported net of an allowance for loan losses. The Company maintains an allowance for loan losses that reduces the carrying value of loans identified as impaired to their estimated realizable amounts.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

Classification and measurement of financial assets

At initial recognition, financial assets are classified as measured at amortized cost, at fair value through profit or loss (“FVTPL”), or at fair value through other comprehensive income. IFRS 9, Financial Instruments, removes the previous IAS 39 classifications of loans and receivables, held to maturity, and available for sale.

The Company measures financial assets at amortized cost if the financial asset is held within a “hold to collect” business model, and if the contractual cash flows associated with the financial asset are solely payments of principal and interest on the principal amount outstanding. Financial assets fall with a “hold to collect” business model when the Company’s primary objective is to collect contractual cash flows on the assets rather than selling them.

Loans receivable are classified as amortized cost. They are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on all financial assets at each reporting period date. Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The Company routinely refinances its existing customers, and accordingly, does not consider a modification to be an indicator of increased credit risk. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a financial instrument, using a probability-weighted approach that reflects reasonable and supportable information about past events, current conditions and forward looking indicators such as forecasts of future events and macroeconomic conditions. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped according to product type, customer tenure and aging for the purpose of assessing ECLs. Scenarios and probability weights are re-assessed quarterly and subject to management review.

Summary of IFRS 9 adoption impact

The Company has elected not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Therefore, comparative periods have not been restated. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in retained earnings as at 1 January 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9, but rather those of IAS 39.

The following table summarizes the classifications and carrying amounts of the Company’s financial instruments as previously established under IAS 39 as at December 31, 2017, and the new IFRS 9 classifications and carrying amounts established as at January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount, IAS 39	New carrying amount, IFRS 9
Cash	Loans and receivables	Amortized cost	40,560	40,560
Loans receivable, net	Loans and receivables	Amortized cost	73,460	68,325
Accounts payable and accruals	Amortized cost	Amortized cost	7,468	7,468
Credit facilities	Amortized cost	Amortized cost	57,110	57,110
Debentures	Amortized cost	Amortized cost	39,680	39,680
Convertible debentures	Amortized cost	Amortized cost	12,864	12,864
Derivative financial liabilities	FVTPL	FVTPL	2,697	2,697

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Financial assets reclassified from loans and receivables under IAS 39 to amortized cost under IFRS 9 were previously also subject to the amortized cost measurement method under IAS 39. The following table summarizes the transition adjustment required upon adoption of IFRS 9 as at January 1, 2018:

		As at January 1, 2018
	Original carrying amount, IAS 39	Transition Adjustment(1)	New carrying amount, IFRS 9
Gross loans receivable	80,894	-	80,894
Allowance for loan losses	(7,434)	(5,135)	(12,569)
Loans receivable, net	73,460	(5,135)	68,325
Deficit	(63,627)	(5,135)	(68,762)
Loss per share	(1.07)	(0.28)	(1.35)

(1)

Re-measurement of the allowance for loan losses relates to the application of the ECL impairment methodology effective upon transition to IFRS 9. Under IFRS 9, credit losses are recognized earlier than under IAS 39, since it replaces the “incurred loss” model in IAS 39 with “ECL” model. This adjustment was recorded to the opening deficit as at January 1, 2018.

Accounts payable and accruals, deferred revenue, credit facilities, debentures, and convertible debentures are classified as “other financial liabilities” and are initially recorded at fair value, net of any transaction costs incurred. Subsequently, these items are measured at amortized cost using the effective interest method.

Derivative financial liabilities are classified as “financial liabilities at fair value through profit or loss” and are initially and subsequently measured at fair value. The subsequent changes in fair value are recorded as a gain or loss in the consolidated statements of comprehensive loss.

The Company has also adopted consequential amendments to IFRS 7 Financial Instruments: Disclosures that are applied to disclosures about 2018 but have not been generally applied to comparative information.

Property and equipment

All property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

All assets having limited useful lives are depreciated using the declining balance method at rates intended to depreciate the cost of assets over their estimated useful lives except leasehold improvements, which are depreciated over the term of lease.

The depreciation rate for each class of asset during the current and comparative period are as follows:

Rate
Computer equipment	30%
Computer equipment – Bitcoin rigs	75%
Furniture and fixtures	20%
Leasehold improvements	Term of lease

The useful lives of items of property and equipment are reviewed periodically and the useful life is altered if estimates have changed significantly.

Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets include both internally generated and acquired software with finite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants. Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)
Rate
Software - Internally generated	5 years straight line
Software - Acquired	30% declining balance

Development costs, including those related to the development of software, are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention to complete and its ability to use or sell the asset;
•	how the asset will generate future economic benefits;
•	the availability of resources to complete the asset; and
•	the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. During the period of development, the asset is tested for impairment annually.

Impairment of non‑financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‑generating units (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. The Company has identified its intangible asset, the digital platform, as one CGU for the purpose of assessing impairment as synergies are realized between its digital products such that the products cannot be considered in insolation. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Foreign currencies

Transactions in foreign currencies are initially recorded at the foreign currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the Company at the rates prevailing on the balance sheet date. For the purpose of presenting consolidated financial statements, the assets and liabilities of foreign operations with a functional currency other than Canadian dollars are translated into Canadian dollars using exchange rates prevailing as at the balance sheet date.

Leases

Leases which do not transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item are classified as operating leases. Leases entered into by the Company are solely operating leases, with costs recognized within general and administration expenses in the consolidated statements of comprehensive loss in the period incurred.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made, providing there is reasonable assurance of recovery.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation that is the result of a past event, when it is probable that the Company will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre‑tax rate that reflects the risk specific to the obligation.

Earnings per share

The computation of earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of share options or warrants, or conversion of convertible debentures, if dilutive.

Share-based payments

The Company measures equity settled stock options granted based on their fair value at the grant date and recognizes compensation expense over the vesting period. Measurement inputs include the Company’s share price on the measurement date, the exercise price of the option or warrant, the expected volatility of the Company’s shares, the expected life of the options or warrants, and the risk-free rate of return. Dividends are not factored in as the Company does not expect to pay dividends in the foreseeable future. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For each restricted share unit (“RSU”) granted, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates.

Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Significant accounting judgements

The following are the critical judgements, apart from those involving estimations that have been made in the process of applying the Company’s accounting policies, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Significant accounting estimates and assumptions

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically, and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statement of comprehensive loss in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Valuation of long-lived assets and asset impairment

Estimated useful lives of property and equipment and intangible assets are based on management’s judgment and experience.

When management identifies that the actual useful lives for these assets differ materially from the estimates used to calculate depreciation and amortization, that change is adjusted prospectively. Due to the significant investment in intangible assets by the Company, variations between actual and estimated useful lives could impact operating results both positively and negatively. Asset lives, depreciation and amortization methods, and residual values are reviewed periodically.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as significant changes in technological, market, economic or legal environment, business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates either the value in use or fair value less costs to sell.

Allowance for loan losses

Our provision for loan losses consists of amounts charged to the consolidated statement of comprehensive loss during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, our expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Fair value of share-based payments

The Company uses the Black-Scholes valuation model to determine the fair value of equity-settled stock options. Management exercises judgment in determining certain inputs to this model including the expected life of the options, expected volatility and forfeiture rates, and expected dividend yield. Variation in actual results for any of these inputs will result in a different fair value of the stock option as compared to the original estimate.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Derivative financial liability

Warrants issued with a cashless exercise option are recorded at fair value, and classified as a derivative financial liability at initial recognition. Subsequent changes in fair value recorded as a gain or loss in the consolidated statements of comprehensive loss. As the warrants are exercised, the value of the recorded liability will be included in share capital along with the proceeds from the exercise. If these warrants expire, the related liability is reversed through the consolidated statements of comprehensive loss.

Recent IFRS standards adopted in 2018

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2018.

IFRS 9, Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s consolidated financial statements.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. As permitted by the standard, the Company has chosen not to restate comparative consolidated financial statements. Refer to “Summary of IFRS 9 adoption impact” earlier within Note 3 to these consolidated financial statements for further discussion.

IFRS 15, Revenue from Contacts with Customers

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers. The new standard includes a five-step recognition and measurement approach for revenue arising from contracts with customers, and includes new requirements for accounting for contract costs. Revenues arising from financial instruments within the scope of IFRS 9 – Financial Instruments, specifically interest revenue and loan fees, are excluded from the scope of IFRS 15. All other revenue streams are included within the scope of IFRS 15.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

3.	Significant accounting policies(Continued from previous page)

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s consolidated financial statements.

New IFRS standards and interpretations not yet applied

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. IFRS 16 will replace IAS 17, Leases. The Company intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019.

IFRS 16 removes the distinction between operating and finance leases from the lessee’s perspective and introduces a single lessee accounting model. The standard requires a lessee to recognize a “right of use” asset and a corresponding lease liability for substantially all leases, with the exception of leases with terms less than 12 months and leases of low value assets. Requirements for lessor accounting are largely unchanged from IAS 17. IFRS 16 will also result in reclassification of the nature of lease expenses to depreciation and interest expense, from their classification of “premises expense” under IAS 17.

IFRS 16 offers a range of transition options. The Company plans to apply IFRS 16 using the modified retrospective approach. Therefore the cumulative effect of adopting IFRS 16, if any, will be recognized as an adjustment to opening retained earnings as at January 1, 2019, with no restatement of comparative information. Under this method using the practical expedient available the Company is planning to recognize the right of use asset equal to the lease liability. Additionally, the Company will elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4.

Based on the information currently available, the Company estimates that it will recognize a lease liability and right to use asset of approximately $6.0 million to $7.5 million as at January 1, 2019. This preliminary estimate is subject to adjustment as management continues to monitor and refine certain elements of its IFRS 16 adoption in advance of Q1 2019 reporting. The Company is on track to complete its implementation of IFRS 16 effective January 1, 2019. Further, the Company has discussed the impact of IFRS 16 adoption with its lender and concluded that the adoption of the Standard will have no impact on the financial covenants as described in Note 9.

4.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. The terms of the loans vary from 2-5 years for installment loans and 1 year for lines of credit. The Company phased out its legacy short-term loan products from its business in the third quarter of 2018. Installment loans are issued with maturity dates beyond one year and are thus considered non-current. The breakdown of the Company’s gross loans receivable as at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
Current	62,439	46,977
Non-Current	39,317	33,917
	101,756	80,894

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

As at December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	88,035	-	99	88,134
1-30 days past due	3,097	-	257	3,354
31-60 days past due	-	1,838	491	2,329
61-90 days past due	-	1,240	469	1,709
91-180 days past due	-	-	6,230	6,230
Gross loans receivable	91,132	3,078	7,546	101,756
Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
Loans receivable, net	84,181	960	1,206	86,347

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

4.	Loans receivable(Continued from previous page)

The following table presents the aging of loans as at December 31, 2017 and 2016 in accordance with IAS 39. In contrast to IFRS 9, these receivables were aged on an individual payment basis rather than at the customer balance level:

	As at December 31,
Age analysis of loans receivable	2017	2016
Not past due	73,965	61,648
1-30 days past due	1,546	1,338
31-60 days past due	1,296	1,205
61-90 days past due	1,183	1,223
91-180 days past due	2,904	3,772
Gross loans receivable	80,894	69,186
Allowance for loan losses	(7,434)	(7,311)
Loans receivable, net	73,460	61,875

The following table provides an analysis of changes in the allowance for loan losses according to their IFRS 9 stage grouping for the year ended December 31, 2018:

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2018	6,853	1,579	4,137	12,569
Gross loans originated	5,354	-	-	5,354
Principal payments and net re-measurement of allowance	(3,688)	(176)	334	(3,530)
Transfers to:
Stage 1 – 12 month ECLs	5	(24)	(16)	(35)
Stage 2 – Lifetime ECLs	(270)	2,116	-	1,846
Stage 3 – Lifetime ECLs	(1,303)	(1,377)	17,451	14,771
Net amounts written off against allowance	-	-	(15,566)	(15,566)
Balance as at December 31, 2018	6,951	2,118	6,340	15,409

The overall changes in the allowance for loan losses are summarized below for December 31, 2018 and 2017:

Allowance for loan losses	2018	2017
Balance, beginning of period	7,434	7,311
January 1, 2018 IFRS 9 adjustment	5,135	-
Provision for loan losses	18,406	13,343
Charge offs	(15,566)	(13,220)
Balance, end of period	15,409	7,434

The provision for loan losses in the consolidated statement of comprehensive loss is recorded net of recoveries of $2,039 (2017 –$1,934).

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

5.	Related party transactions

The significant related-party transactions that occurred during the year ended December 31, 2018 were transactions with debenture holders that incur interest. Related party debentures at year end totaled $3,287 (December 31, 2017 – $3,145) with principal amounts maturing at various periods through to August 1, 2021. The debentures bear interest rates from 12.0% to 18.0% (December 31, 2017 – 15.0% to 18.0%) with interest expense of $538 for the year ended December 31, 2018 (December 31, 2017 – $498). The related parties involved in such transactions include shareholders, officers, directors, and management; members of their families; or entities which are directly or indirectly controlled by members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

Key management personnel

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. Key management personnel consists of officers and directors.

Aggregate compensation of KMP during the year consisted of:

	2018	2017
Salary and short term benefits	2,087	3,281
Share – based payments	489	632
	2,576	3,913

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, whereby Postmedia provides Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo.

During April 2018, Mogo extended the term of the Postmedia Agreement for an additional two years beyond the end of the original agreement. The extended agreement is effective until December 31, 2020 and provides Mogo a similar minimum annual media value from Postmedia to the original agreement. Under the extended agreement, Postmedia receives a fixed quarterly payment equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue. In connection with the amendment of the Postmedia Agreement, the vesting and term of the Performance Warrants previously granted to Postmedia were also adjusted. See Note 18(d) for further information. In 2016, Mogo paid Postmedia a one-time program setup fee of $1,171 plus tax, which is being amortized over the life of the Postmedia Agreement, until December 31, 2020. The remaining balance as at December 31, 2018 is $273 (December 31, 2017 – $410).

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2016	2,067	1,585	2,592	6,244
Additions	271	30	65	366
Disposals	(1)	(115)	(148)	(264)
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Additions	3,814	2	-	3,816
Impairment	(1,105)	-	-	(1,105)
Balance at December 31, 2018	5,046	1,502	2,509	9,057

Accumulated depreciation
Balance at December 31, 2016	1,031	612	679	2,322
Additions	357	168	457	982
Disposals	(1)	(32)	(131)	(164)
Balance at December 31, 2017	1,387	748	1,005	3,140
Additions	2,285	151	465	2,901
Balance at December 31, 2018	3,672	899	1,470	6,041

Net book value
At December 31, 2017	950	752	1,504	3,206
At December 31, 2018	1,374	603	1,039	3,016

During 2018, the Company recognized $1,105 of impairment on Bitcoin mining equipment due to a reduction in the market value of mining equipment and the market price of Bitcoin. This non-cash expense was recorded within other one-time expenses in the consolidated statement of comprehensive loss. The recoverable amount of the Bitcoin mining equipment was determined to be $504 under the fair value less costs to sell method, using a Level 1 input under the fair value hierarchy.

Depreciation of leasehold improvements are included in general and administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

8.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Vendor Purchases	Total
Cost
Balance at December 31, 2016	8,593	6,333	3,340	18,266
Additions	-	5,143	11	5,154
Transfers	7,935	(7,935)	-	-
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Additions	-	7,730	5	7,735
Transfers	10,373	(10,373)	-	-
Balance at December 31, 2018	26,901	898	3,356	31,155

Accumulated depreciation
Balance at December 31, 2016	3,122	-	2,895	6,017
Additions	2,369	-	137	2,506
Balance at December 31, 2017	5,491	-	3,032	8,523
Additions	3,883	-	91	3,974
Balance at December 31, 2018	9,374	-	3,123	12,497

Net book value
At December 31, 2017	11,037	3,541	319	14,897
At December 31, 2018	17,527	898	233	18,658

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

9.	Credit facilities

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s installment loan products (“Liquid loans”), and the “Credit Facility – Other”, which is used to finance other loan products.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through a structured entity called Mogo Finance Trust. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at December 31, 2018 was $32,375 (December 31, 2017 – $29,439) with unamortized deferred financing costs of $554 (December 31, 2017 – $887) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%), payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. For the three month period ended December 31, 2018 the prescribed minimum balance was $44 million. The prescribed minimum balance is reset to $33 million in the first quarter of 2019, and will rise incrementally up to $44 million by the maturity date. As at December 31, 2018, LIBOR was 2.50% (December 31, 2017 – 1.56%). Interest expense on the Credit Facility - Liquid is included in credit facility interest expense in the consolidated statements of comprehensive loss.

On September 25, 2017, the Company finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other” and, together with the Credit Facility – Liquid) which was used to repay and replace Mogo’s previous $30 million “Credit Facility – ST” entered into on February 24, 2014. This transaction resulted in the extinguishment of the (“Credit Facility – ST”). The Credit Facility – Other matures on July 2, 2020, compared to the maturity date of July 2, 2018 under the previous facility.

On December 18, 2018, the Company increased the borrowing limit on the Credit Facility – Other from $40 million to $50 million. The facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%) up to the first $40 million of borrowing, a decrease from the variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%) under the previous Credit Facility - ST. The incremental portion of facility borrowings above $40 million bears interest at a variable rate of LIBOR plus 11.00% (with a LIBOR floor of 2.00%). Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the $50 million facility. The amount drawn on the new facility as at December 31, 2018 was $44,327 (December 31, 2017 – $28,749) with unamortized deferred financing costs of $214 (December 31, 2017 – $191) netted against the amount owing.

Both credit facilities are subject to certain covenants and events of default. As of December 31, 2018, the Company is in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statements of comprehensive loss.

10.	Debentures

Debentures require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2017 – 12.0% and 18.2%) with principal amounts due at various periods up to March 1, 2022. Interest expense on the debentures is included in debenture interest expense in the consolidated statements of comprehensive loss. Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2020, the maturity date of the Credit Facility – Other.

Management routinely reviews its outstanding debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance these long-term debentures as they become due and payable.

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2019	-
2020	27,968
2021	9,787
2022	3,870
41,625

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

11.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to existing credit facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is June 6, 2020. The convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at a price of $5.00 per common share (the “Conversion Price”).

Principal and interest are payable in cash or, at the Company’s option, subject to regulatory approval and provided no events of default have occurred, in common shares of the Company issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days ending on the fifth day prior to the maturity date or the date on which the Interest payment is due, as applicable.

Prepayment

The Company may, at its option any time after 12 months from the closing date and at any time prior to maturity, subject to regulatory approval and provided that no events of default have occurred, prepay the convertible debentures in whole or in part, plus accrued interest, in cash. If the prepayment occurs:

(i)	within 24 months of the closing date, then the debenture holders are entitled to receive (1) an additional payment equal to 5% of the prepayment amount and (2) the interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the closing date; or

(ii)	after 24 months of the closing date but prior to the maturity date, then the debenture holders are entitled to receive the interest that would have accrued from the date of prepayment to, but excluding, the maturity date.

Early Conversion

The Company may at any time that the 20-day VWAP of the common shares exceeds 115% of the Conversion Price, subject to regulatory approval and provided no events of default have occurred, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at the Conversion Price of $5.00 per common share.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis, and amortized as a component of accretion of the convertible debenture.

The following table summarizes the carrying value of the convertible debentures as at December 31, 2018 and 2017:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value 2018	Net book value 2017
Convertible debentures	11,973	939	12,912	14,905
Transaction costs	(1,248)	(98)	(1,346)	(1,472)
Net proceeds	10,725	841	11,566	13,433
Accretion in carrying value of debenture liability	1,056	-	1,056	404
	11,781	841	12,622	13,837

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amounts of $1,947 for the year ended December 31, 2018 (December 31, 2017 – $1,248) is included in debenture interest expense in the consolidated statements of comprehensive loss. In 2018, the Company issued 367,270 shares in lieu of interest payable (December 31, 2017 – 122,655) and 398,600 (December 31, 2017 – 19,000) shares for the conversion of $1,865 of principal (December 31, 2017 – $87).

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

12.	Income taxes

(a)	Provision for income taxes

The major components of provision for income taxes are as follows:

	2018	2017

Current tax expense	-	-
Provision for income taxes	-	-

The reconciliation of the provision for income taxes to the amount of income taxes calculated using statutory income tax rates applicable to the Company in Canada is as follows:

	2018	2017
Canadian federal and provincial recovery of income taxes using statutory rate of 27% (2017 – 27%)	(5,946)	(5,381)
Change in unrecognized deductible temporary differences and unused tax losses	6,098	4,397
Permanent differences and other	(152)	984
Provision for income taxes	-	-

(b)	Deferred tax assets

As at December 31, the Company’s deferred tax assets are as follows:

	2018	2017
Unused tax losses	141	776

(c)	Deferred tax liabilities

As at December 31, the Company’s deferred tax liabilities are as follows:

	2018	2017
Convertible debentures	67	233
Deferred cost	74	111
Intangible assets	-	250
Investment tax credits	-	-
Property and equipment	-	182
	141	776

(d)	Deductible temporary differences and unused tax losses

As at December 31, the Company has deductible temporary differences for which no deferred tax assets are recognized as follows:

	2018	2017
Property and equipment	2,250	-
Intangible assets	4,368	1,412
Debentures	1,658	1,123
Financing costs	2,390	4,161
Research and development expenditures	1,163	1,342
Other	21	326
	11,850	8,364

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

12.	Income tax (Continued from previous page)

As at December 31, the company has unused tax losses for which no deferred tax assets are recognised as follows:

	2018	2017
Expires 2024	610	610
Expires 2025	1,075	1,075
Expires 2026	2,136	2,136
Expires 2027	5,203	5,203
Expires 2028	2,064	2,064
Expires 2029	4,663	4,663
Expires 2030	3,698	3,698
Expires 2031	1,614	1,614
Expires 2032	4,849	4,849
Expires 2033	10,454	10,454
Expires 2034	7,416	7,416
Expires 2035	9,835	9,835
Expires 2036	19,008	19,008
Expires 2037	19,824	19,824
Expires 2038	16,277	-
	108,726	92,449

13.	Expenses by nature

	2018	2017	2016
Personnel expense	16,702	17,869	18,552
Marketing	8,291	5,916	5,277
Depreciation and amortization	7,062	4,045	2,707
Hosting and software licences	4,110	2,075	1,999
Professional services	1,281	1,389	1,628
Premises	1,036	1,053	1,235
Insurance and licenses	1,091	470	391
Others	3,506	2,899	2,614
	43,079	35,716	34,403

14.	Loss per share

Loss per share is based on consolidated comprehensive loss for the year divided by the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and is based on the weighted average number of shares and dilutive share equivalents.

The following reflects consolidated comprehensive loss and weighted average number of shares used in the basic and diluted loss per share computations:

	2018	2017	2016
Loss attributed to shareholders	(22,022)	(19,729)	(17,092)
Basic weighted average number of shares (in 000s)	22,714	18,381	18,251
Basic and diluted loss per share	(0.97)	(1.07)	(0.94)

The outstanding stock options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

15.	Capital management

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders.

The Company sets the amount and type of capital required relative to its assessment of risk and makes adjustments when necessary to respond to changes to economic conditions, the risk characteristics of the underlying assets, and externally imposed capital requirements. In order to maintain or modify its capital structure, the Company may issue new shares, seek other forms of financing, or sell assets to reduce debt.

The Company manages the following as capital:

	2018	2017
Share capital	75,045	71,389
Deficit	(90,784)	(63,627)
Debentures	41,625	39,680
Convertible debentures	12,622	13,837
Credit facilities	75,934	57,110

There have been no changes in the Company’s capital management objectives, policies and processes during the year. There are certain capital requirements of the Company resulting from the Company’s credit facility that include financial covenants and ratios. Management uses these capital requirements in the decisions made in managing the level and make-up of the Company’s capital structure. The Company is in compliance with all of the financial covenants as at December 31, 2018.

Changes in the share capital of the Company over the year ended December 31, 2018 are mainly attributed to the conversion of convertible debentures and related interest, and the conversion of stock options and RSUs, as disclosed in Note 11 and Note 18, respectively.

16.	Fair value of financial instruments

Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets. Level 2 inputs include quoted prices for assets in markets that are considered less active.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

The fair value of cash, current loans receivable, accounts payable and accruals, and other liabilities is approximated by their carrying amount due to their short‑term nature. The fair value of the Company’s non-current loans receivable is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy:

	December 31, 2018		December 31, 2017
	Total Fair Value	Total Carrying Value	Total Fair Value	Total Carrying Value
Loans Receivable – Non-Current (Level 3)	41,595	39,317	36,567	33,917

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

16.	Fair value of financial instruments (Continued from previous page)

The fair values of the Company’s debentures and convertible debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximate their fair value as new debt granted with similar risk profiles bear similar rates of return. The fair value of the Company’s derivative financial liability is determined using the Black Scholes option pricing model and is classified as Level 2. Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, effecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

During the year ended December 31, 2018, there were no transfers of assets or liabilities within the fair value hierarchy levels.

17.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described in Notes 9, 10 and 11 respectively. Management will continue to refinance any outstanding amounts owing under the credit facilities and debentures as they become due and payable.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

17.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $266.

	December 31, 2018	December 31, 2017	December 31, 2016
Cash	874	171	65
Debentures	4,770	4,770	4,870

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at December 31, 2018, LIBOR is 2.50% (December 31, 2017 – 1.56%; December 31, 2016 – 0.77%). A 0.50 basis point increase in LIBOR would increase annual credit facility interest expense by $428.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

18.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in one or more series, the latter of which was approved by the Company’s shareholders on September 15, 2017. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at December 31, 2018, there are 23,226,846 common shares and no preferred shares issued and outstanding.

(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On June 18, 2018, the Company’s shareholders approved an amendment to increase the maximum number of common shares reserved for issuance under the Plan to the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. The exercise price of an option is set at the time that such option is granted under the Plan.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

18.	Equity (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2015	1,506		5.17	567	2.44
Options granted	1,127	0.63	1.89
Exercised	(118)		2.10
Forfeited	(213)		3.56
As at December 31, 2016	2,302		3.50	767	4.01
Options granted	984	1.87	4.60
Exercised	(62)		2.39
Forfeited	(125)		5.67
As at December 31, 2017	3,099		3.80	1,529	3.85
Options granted	468	1.26	4.13
Exercised	(156)		1.99
Forfeited	(303)		4.38
As at December 31, 2018	3,108		3.88	1,965	3.80

The above noted options have expiry dates ranging from November 2021 to November 2026.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Risk-free interest rate	2.07 – 2.47%	1.08 – 1.90%	0.53 – 1.35%
Expected life	5 years	5 years	5 years
Expected volatility in market price of shares	50%	50%	40-50%
Expected dividend yield	0%	0%	0%
Expected forfeiture rate	15%	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share based compensation costs related to options and RSUs for the year ended December 31, 2018 were $1,320 (2017 - $1,343; 2016 – $1,067).

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

18.	Equity (Continued from previous page)

(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. On June 18, 2018, the Company’s shareholders approved an amendment to increase the maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan to 500,000.

A summary of the outstanding RSUs and changes in the period is as follows:

Number of RSUs (000s)
Outstanding, December 31, 2015	100
Granted	73
Expired	(28)
Outstanding, December 31, 2016	145
Granted	71
Converted	(41)
Expired	(30)
Outstanding, December 31, 2017	145
Granted	164
Converted	(30)
Expired	(33)
Outstanding, December 31, 2018	246

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2015	182		4.89	182	4.89
Warrants granted	1,696	1.23	2.69
As at December 31, 2016	1,878		2.90	881	2.84
Warrants expired	(99)	0.90	7.35
As at December 31, 2017	1,779		2.66	783	2.28
As at December 31, 2018	1,779		2.66	982	2.42

The 1,779,453 warrants noted above have expiry dates ranging from January 2021 to September 2025.

There are 583,333 warrants outstanding to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC, that contain a net equity settlement option based on share prices on the open market at the time of exercise, and the exercise price attached to the outstanding warrants. These warrants are treated as a derivative financial liability subject to re-measurement at each reporting period end, and the fair value movement during the period is recognized in the consolidated statement of comprehensive loss.

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

18.	Equity (Continued from previous page)

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions for the year ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Risk-free interest rate	1.88 - 2.49%	0.64 - 2.10%	0.64 - 1.58%
Expected life	2-8 years	2-10 years	2-10 years
Expected volatility in market price of shares	50%	50 - 55%	50 - 55%
Expected dividend yield	0%	0%	0%
Expected forfeiture rate	0%	0%	0%

On January 25, 2016, in connection with the original Postmedia Agreement, Mogo issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants were to vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets.

During April 2018, the Postmedia Agreement was extended for an additional two years beyond the end of the current agreement, as described in Note 6. In connection with this amendment, Postmedia and Mogo agreed to change the vesting and term of the 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and ii) their term is extended an additional two years, now expiring January 2023.

19.	Cash flow changes from financing activities

Details of changes in financing activities for the year ended December 31, 2018 are as follows:

			Non-cash changes
	January 1, 2018	Cash flows	Conversion	Foreign exchange	Fair Value/ Amortization	December 31, 2018
Share capital	71,389	311	3,345	-	-	75,045
Credit facility	57,110	18,414	-	-	410	75,934
Debentures	39,680	1,410	-	535	-	41,625
Convertible debentures	12,864	-	(1,735)	-	652	11,781
Derivative financial liability	2,697	-	-	-	(1,733)	964
Total	183,740	20,135	1,610	535	(671)	205,349

Details of changes in financing activities for the year ended December 31, 2017 are as follows:

			Non-cash changes
	January 1, 2017	Cash flows	Conversion	Foreign exchange	Fair Value/ Amortization	December 31, 2017
Share capital	45,655	24,397	1,337	-	-	71,389
Credit facility	45,943	10,642	-	-	525	57,110
Debentures	40,092	5	-	(417)	-	39,680
Convertible debentures	-	12,460	-	-	404	12,864
Derivative financial liability	490	-	-	-	2,207	2,697
Total	132,180	47,504	1,337	(417)	3,136	183,740

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018, 2017 and 2016

20.	Subsequent event

On April 15, 2018, the Company announced the signing of a definitive agreement (the “Arrangement Agreement”) to merge the Company (the “Transaction”) with Difference Capital Financial Inc. (“Difference”). The Transaction will be accounted for as a business combination under IFRS 3, Business Combinations, with Mogo as the acquirer.

Under the terms of the Arrangement Agreement, each Mogo common share, excluding those already owned by Difference, will be exchanged for one Difference common share. As a result of the exchange, former Mogo shareholders will hold approximately 80% of the common shares of the resulting company (the “Resulting Issuer”), and former Difference shareholders will hold approximately 20% of the common shares of the Resulting Issuer. Following the combination, the Resulting Issuer is expected to be named Mogo Inc.

As at December 31, 2018, Difference held 2,449,163 Mogo common shares. Michael Wekerle, Difference’s Executive Chair and largest minority shareholder, also directly held 2,550,972 Mogo common shares. Difference is an investment company with cash resources and a portfolio of investments in some of the premier private technology companies in Canada.

The Transaction has been unanimously approved by the Special Committees and Board of Directors of both Mogo and Difference and is expected to close in the second quarter of 2019. The Transaction is subject to customary closing conditions, including required regulatory approvals, as well as approval by the Company’s shareholders.

ITEM 19: EXHIBITS

Exhibit Number	Document Description
1.1	Notice of Articles of the Registrant

1.2	Articles of the Registrant, as amended, dated August 26, 2003

2.1

Convertible Debenture Indenture by and between the Registrant and Computershare Trust Company of Company, dated June 6, 2017 (incorporated by reference to Exhibit 99.33 of the Registrant’s registration statement on Form 40-F, filed with the SEC on March 2, 2018)

2.2

Subordination Agreement among the Registrant, Fortress Credit Co LLC and Computershare Trust Company of Canada, dated June 6, 2017 (incorporated by reference to Exhibit 99.32 of the Registrant’s registration statement on Form 40-F, filed with the SEC on March 2, 2018)

4.1

Arrangement Agreement by and between the Registrant and Difference Capital Financial Inc., dated April 14, 2019 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on April 18, 2019)

4.2

Amended and Restated Marketing Collaboration Agreement by and between the Registrant and Postmedia Network Inc., dated January 1, 2018 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on May 15, 2018)

4.3

Revolving Credit and Guarantee Agreement among the Registrant, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC, dated September 25, 2017 (incorporated by reference to Exhibit 99.47 of the Registrant’s registration statement on Form 40-F, filed with the SEC on March 2, 2018)

4.4

Fifth Amendment Agreement among Computershare Trust Company of Canada, Mogo Finance Trust, Fortress Credit Co LLC and Drawbridge Special Opportunities Fund LP, dated December 11, 2017 (incorporated by reference to Exhibit 99.62 of the Registrant’s registration statement on Form 40-F, filed with the SEC on March 2, 2018)

4.5	Amended Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-8, filed with the SEC on June 19, 2018)

4.6	Restricted Share Unit Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-8, filed with the SEC on June 19, 2018)

4.7	Employment Agreement by and between the Registrant and David Feller, dated February 27, 2014

4.8	Employment Agreement by and between the Registrant and Gregory Feller, dated February 27, 2014

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Auditor – MNP LLP

79

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mogo Finance Technology Inc.

Date: April 29, 2019	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President and Chief Financial Officer

80