Form 20-F
period 2019-12-31
Mogo Inc.
filed 2020-05-28
CIK 1602842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-38409

MOGO INC.
(previously Mogo Finance Technology Inc.)
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 27,557,763 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” "accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

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

2

INTRODUCTION

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. (previously Mogo Finance Technology Inc.) and its direct and indirect subsidiaries. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 and as of December 31, 2017, 2018 and 2019, which are presented in Canadian dollars. Amounts in this annual report on Form 20-F are stated in Canadian dollars unless otherwise indicated.

On June 21, 2019, we completed our previously announced plan of arrangement (the “Arrangement”) with Mogo Finance Technology Inc (“Mogo Finance”). In connection with the Arrangement, the Company was continued into British Columbia and changed its name from Difference Capital Financial Inc. to Mogo Inc. The Arrangement is accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 - Business combinations, and accordingly, beginning with the second quarter of 2019, the Company’s financial statements, management’s discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance. See “Item 4 –A – History and Development of the Company” for more information regarding the Arrangement.

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

This annual report on Form 20-F is dated May 28, 2020. Except where otherwise indicated, the information contained in this annual report on Form 20-F is stated as of December 31, 2019.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to the Company’s current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the Company’s ability to navigate through the COVID-19 pandemic and the overall economic impact of same;

•	the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, and ability to extend or refinance any outstanding amounts under the Company’s credit facilities;

•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the acceptance by consumers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new members and develop and maintain existing members;

•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

•	the Company’s competitive position and the regulatory environment in which the Company operates; and

•	anticipated trends and challenges in the Company’s business and the markets in which it operates.

•	the Company’s historical investment approach, objectives and strategy, including its focus on specific sectors;

•	the structuring of its investments and its plans to manage its investments; and

•	the Company’s expectations regarding the performance of certain sectors in which it has invested.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail under “Item 3. Key Information—D. Risk Factors” or elsewhere in this annual report on Form 20-F, including but not limited to:

•	the duration and impact of the COVID-19 pandemic;

•	economic conditions;

•	disruptions in the credit markets;

•	an increase in member default rates;

•	our risk management efforts;

•	our limited operating history in an evolving industry;

•	our recent, rapid growth;

•	our history of losses;

•	our efforts to expand our market reach and product portfolio;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	privacy considerations;

•	material changes to the interest rate charged to our members and paid to our lenders;

•	our negative operating cash flow;

•	our ability to access additional capital through issuances of equity and debt securities;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facilities;

•	security breaches of members’ confidential information;

•	a decline in demand for our products;

•	our products achieving sufficient market acceptance;

•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	the reliability of our credit scoring model;

•	access to reliable third-party data;

•	our levels of indebtedness;

•	the adequacy of our allowance for loan losses;

•	exchange rate fluctuations;

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct and/or errors by our employees and third-party service providers;

•	our ability to collect payment and service the loans we make available to our members;

•	our reliance on data centers to deliver our services and any disruption thereof;

•	our reliance on third-party partners and service providers to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by members;

•	our reliance on key personnel, and in particular, our management;

•	competition for employees;

•	preserving our corporate culture;

•	risks related to litigation;

•	operating risk and insurance coverage;

•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;

•	volatility in the market price for our publicly traded securities;

•	future sales of our securities by existing shareholders causing the market price for our publicly traded securities to fall;

•	no cash dividends for the foreseeable future;

•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business;

•	risks related to operating in the cryptocurrency industry; and

•	risks related to the Company’s investment portfolio including:

o	investment risk;

o	our ability to monetize the portfolio given investments in private issuers and illiquid securities;

o	foreign currency exposure if investments in the Company’s portfolio consist of securities denominated in foreign currencies;

o	concentration of investments;

o	there is no guaranteed return on the Company’s investments;

o	intellectual property claims against issuers that the Company invests in;

o	the Company’s portfolio may include securities of issuers established in jurisdictions outside of Canada and the U.S.;

o	some investments of the Company may be in markets that are new and emerging;

o	fluctuation in Net Asset Value and valuation of the Company’s portfolio;

o	non-controlling interests;

o	trading costs; and

o	the Company may be limited in its ability to make follow-on investments and the dilution in the Company’s holdings resulting from a failure to make such follow-on investments.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects – A. Operating Results," the consolidated financial statements and the accompanying notes thereto in “Item 18. Financial Statements” (the “Consolidated Financial Statements”), and the other information in this annual report on Form 20-F. The selected financial data presented below is derived from our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). No dividends have been declared by the Company. In 2019, Mogo changed the presentation of certain revenues and associated costs. Certain prior period expenses have also been reclassified to conform with current year presentation. There is no impact on loss and comprehensive loss, and no impact on the consolidated balance sheet. For more information, please refer to Note 4 in the Financial Statements contained within Item 18 to this 20-F. The selected financial information set out below may not be indicative of the Mogo’s future performance.

	For the years ended December 31
($000s, except per share amounts)	2019	2018	2017	2016	2015
Consolidated Statements of Comprehensive Loss
Revenue (1)	59,805	56,550	45,548	47,872	42,663
Gross profit	41,018	39,616	33,604	31,079	27,729
Loss from operations	(3,654)	(4,228)	(2,907)	(3,694)	(10,573)
Loss and comprehensive loss	(10,825)	(22,022)	(19,729)	(17,092)	(21,351)

Loss per share
Basic and fully diluted	(0.42)	(0.97)	(1.07)	(0.94)	(1.63)
Weighted average number of basic and fully diluted common shares	25,545	22,714	18,381	18,251	13,133

	As at December 31
	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data
Cash	10,417	20,439	40,560	18,624	31,724
Loans receivable, net	88,655	86,347	73,460	61,875	61,768
Intangible assets	21,257	18,658	14,897	12,249	6,851
Total assets	151,098	132,234	134,703	99,027	107,342
Total liabilities	149,346	140,928	120,908	93,326	87,317
Share capital	94,500	75,045	71,389	45,655	45,314
Total equity (deficit)	1,752	(8,694)	13,795	5,702	20,026

(1) Revenue amounts previously reported were $49,870 and $43,532 for the years 2016 and 2015 respectively.

Exchange Rate Information

The rate of exchange as of May 22, 2020 for the conversion of one Canadian dollar into United States dollars was U.S. $0.7132 and for the conversion of one United States dollar into Canadian dollars was C$1.4021. The following table sets forth the exchange rates for the conversion of U.S. $1.00 into Canadian dollars for the identified periods. The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Board of Governors of the U.S. Federal Reserve's website (http://www.federalreserve.gov).

		2019	2018	2017	2016	2015
Average		1.3269	1.2957	1.2984	1.3243	1.2791

	May 22, 2020	April 2020	March 2020	February 2020	January 2020	December 2019
High	1.4143	1.4222	1.4539	1.3411	1.3220	1.3298
Low	1.3879	1.3903	1.3334	1.3217	1.2964	1.2962

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

The duration and impact of the COVID-19 pandemic are unknown at this time.

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak are unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

We have a history of losses and may not achieve consistent profitability in the future. In addition, if we continue to grow rapidly, we may not be able to manage our growth effectively.

We generated net losses of $10.8 million in 2019. As of December 31, 2019, we had an accumulated deficit of $101.6 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, continue developing our products including further development of our platform, increase our service and general product servicing capabilities, compensate our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable, we expect the aggregate amount of this expense will also continue to grow.

Our membership grew from 756,000 members as at December 31, 2018 to 976,000 members as at December 31, 2019. Our historical growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial, management and compliance controls as well as our reporting systems and procedures. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Form 20-F, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our publicly listed securities may significantly decrease.

We have negative operating cash flow and continued negative operating cash flow may restrict our ability to pursue our business objectives.

The Company had negative operating cash flow for the year ended December 31, 2019. The Company may require additional financing to fund its operations to the point where it is generating positive operating cash flow. Continued negative operating cash flow may restrict the Company’s ability to pursue its business objectives.

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

In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations, financial condition and the price of our common shares. In addition, future legislation or regulations, or amendments to the existing regulatory regime, could require us to modify our platform and processes, which may cause us to incur additional costs and lead to a reduction in revenue. As an example, between 2016 and 2018, British Columbia, Alberta and Ontario implemented amendments to legislation and regulations relating to our legacy short-term loan products, which we phased out in the third quarter of 2018. New legislation and regulations respecting ‘high-cost credit products’ have been implemented in Alberta and Manitoba and are currently being contemplated in British Columbia and Ontario that affect certain of our MogoMoney products. We also anticipate having to register as a ‘money services business’ with the Financial Transactions and Reports Analysis Centre of Canada in relation to our MogoCrypto product as a result of proposed amendments to the regulations under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) as they relate to dealing in virtual currency.

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

Some or all of the bitcoins held in MogoCrypto could be lost or stolen. Access to coins held in MogoCrypto could also be restricted by cybercrime (such as a denial of service attack) against a service used by Mogo in connection with MogoCrypto. Any of these events may adversely affect Mogo's members and business.

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

In light of the launch of the MogoCrypto account and any other blockchain initiatives the Company may pursue, or continue to pursue, the market price of our publicly traded securities may be subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or the blockchain generally, factors over which the Company has little or no influence or control.

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

Our competitors, as well as a number of other entities and individuals, may claim that we infringe their intellectual property rights. Claims of infringement are becoming increasingly common as the software industry develops and third parties may assert infringement claims against us in the future. Although we have developed most of our platform, we do include third-party software in our platform. In these cases, this software is licensed from the entity holding the intellectual property rights. Although we believe that we have secured proper licenses for all third-party software that is integrated into our platform, third parties may assert infringement claims against us in the future. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to our ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework our platform to ensure it complies with judicial decisions. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any of the foregoing could have a significant adverse effect on our business and operating results as well as our ability to generate future revenue.

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

We believe that an important component of our growth will be continued market penetration through our digital marketing channel and leveraging our marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”), during the five-year term of the agreement. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the Mogo brand with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Mogo brand, and drive more unique visitors to open MogoAccounts and access Mogo products. The agreement with Postmedia can be terminated if the Company’s revenues do not reach certain specified thresholds or if Postmedia’s media reach drops below specified thresholds. We incurred expenses of $9.4 million on sales and marketing in the year ended December 31, 2019.

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

Our business is subject to the risk of litigation by employees, members, consumers, suppliers, competitors, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect consumer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business and financial condition.

United States investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act of British Columbia (“BCBCA”), that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

As a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. Holders of our common shares.

Based on estimates of the composition of our income and the value of our assets, we believe that we are a PFIC for United States federal income tax purposes for the 2018 taxable year and that we are likely to be a PFIC for the 2019 taxable year.

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

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated by letters patent under the laws of Canada on January 14, 1972 under the name “Eskimo International Resources Limited.” On August 17, 1972, the Company changed its name to “Natalma Mines Limited” by supplementary letters patent. The Company was continued under the CBCA by articles of continuance dated November 19, 1979. On May 4, 1983 the Company’s name was changed to “Tonka Resources Inc.” The Company underwent several name changes between 1988 and 2013. On June 13, 2013, the Company changed its name to “Difference Capital Financial Inc.” As detailed below, in April of 2019 the Company announced the Arrangement, being a business combination with Mogo Finance by way of a statutory plan of arrangement. On June 21, 2019, the Company changed its name to “Mogo Inc.” following the Arrangement. Prior to completing the Arrangement, the Company was continued in British Columbia under the BCBCA.

Mogo Finance was incorporated under the Company Act on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the BCBCA on May 4, 2005. Mogo Finance’s name was changed several times, the last of which occurred on June 1, 2012 when its name was changed from "Hornby Management Inc." to the current name, "Mogo Finance Technology Inc." Following the completion of the Arrangement, Mogo Finance became a wholly-owned subsidiary of the Company.

On June 21, 2019, Mogo (referred to in this section prior to the Arrangement as “Difference”, and following the Arrangement as the “Combined Entity”) and Mogo Finance combined their businesses pursuant to a statutory plan of arrangement under Section 288 of the BCBCA. The Arrangement became effective at 12:01 a.m. (PST) on June 21, 2019 (the “Effective Time”).

Under the Arrangement, Mogo Finance was amalgamated with a wholly-owned subsidiary of Difference and each Mogo Finance common share (each a "Mogo Finance Share") outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity. Prior to the Arrangement, Difference continued from a corporation existing under the Canada Business Corporations Act (“CBCA”) to a corporation existing under the BCBCA (the "Continuance"). On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis and, as discussed below, the former directors of Mogo Finance make up a majority of the directors of the Combined Entity and the former officers of Mogo Finance became officers of the Combined Entity. In connection with the Arrangement, all of Mogo Finance's outstanding convertible securities became exercisable or convertible, as the case may be, for common shares of the Combined Entity in accordance with the provisions thereof.

On June 20, 2019, Difference liquidated its subsidiary, Difference RM Holding Corp. On June 21, 2019, as part of the Arrangement, Mogo Finance acquired the investment portfolio of Difference, and the interests in associates, Gotham Analytics, LLC and WG Limited that formed part of this investment portfolio where each were assigned a nominal value in the purchase price allocation for the Arrangement.

Common shares of the Combined Entity began trading on the TSX under the trading symbol "MOGO" in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on the NASDAQ under the symbol "MOGO". Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019. Mogo Finance Shares and common shares of Difference traded between June 21st and June 25th were automatically settled for common shares of the Combined Entity.

Following the completion of the Arrangement, the board of directors of the Combined Entity was reconstituted and now consists of David Feller (Chairman and CEO), Gregory Feller (President and CFO), Michael Wekerle, Minhas Mohamed and Kees Van Winters. The Arrangement provided the Combined Entity with immediate access to cash and Difference's portfolio of investments which includes some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $20.8 million as of December 31, 2019.

Prior to the completion of the Arrangement, Mogo Finance had outstanding certain convertible debentures issued under the Convertible Debenture Indenture dated as of June 6, 2017 (the "Debenture Indenture”). These convertible debentures were listed on the TSX under the symbol "MOGO.DB" (the "Mogo Finance Debentures"). In connection with the Arrangement, each Mogo Finance Debenture was exchanged for a convertible debenture of the Combined Entity (the “Convertible Debentures”), as further set out in the First Supplemental Convertible Debenture Indenture dated June 21, 2019. The Convertible Debentures have equivalent terms as the Mogo Finance Debentures for which they were exchanged and are convertible into common shares of the Combined Entity. The Mogo Finance Debentures were delisted from the TSX on the close of trading on June 24, 2019 and the Convertible Debentures commenced trading under the same symbol, "MOGO.DB," at the open of trading on June 25, 2019.

See “Item 10 –C. Material Contracts” and “–B. Organizational Structure" for additional information on our corporate structure, including a list of our major subsidiaries.

Our principal place of business is located at 2100-401 West Georgia Street, Vancouver, British Columbia V6B 5A1, telephone number (604)-659-4380, and our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Our website can be accessed at www.mogo.ca. Our agent for service of process in the United States is C T Corporation System, located at 28 Liberty Street, New York, NY 10005. Copies of our electronic filings can be accessed on the SEC website at www.sec.gov.

We made capital expenditures of $0.2 million, $3.8 million, and $0.4 million in 2019, 2018, and 2017, respectively. Our capital expenditures were primarily for the purchase of computer equipment.

B. Business Overview

Mogo, a Vancouver-based financial technology company, offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account (“MogoAccount”) in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. Mogo currently offers six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account (“MogoSpend”) with the Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”).

The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. We have invested over $250 million in our platform and expect to continue to invest heavily in enhancing our existing product offering, and in the development of new products.

The 4 Habits of Financial Health

One of the challenges most Canadians face is simply knowing where to start and what to do when it comes to managing their personal finances. Mogo’s goal is to make it easy for consumers to move away from bad money habits and begin adopting the habits that will actually help them achieve their money goals. This includes in-app educational content called “Money Class” that walks the user through the keys to each habit in a simple and engaging way. Getting rich isn’t a trick or a hack. It comes down to four simple habits. Mogo’s digital solutions are now designed to help members better follow and master these habits. Specifically, we’ve redesigned the Mogo app around the 4 habits of financial health, which are:

1.	Monitor and protect: Monitoring and protecting your credit score is critical if you want to achieve your goals. A bad credit score could cost you thousands in increased interest, and identity fraud can prevent you from qualifying for a mortgage. We make it easy to manage this with our free credit score monitoring, as well as MogoProtect for identity fraud protection.

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

2.	Control your spending: The less you spend, the more money you have to put toward paying down debt and building wealth. Research clearly shows that people who use credit cards tend to overspend. In fact, studies show that with a credit card, consumers will spend up to 100% more than if they were using cash. With MogoSpend, use your own money and get unrivalled spending control.

MogoSpend

MogoSpend with MogoCard is the first product of its kind designed to help Canadians get better control over their spending, while having a positive impact on the environment. MogoSpend is designed to help members monitor and control their spending in a convenient and engaging way through features such as instant transaction alerts with each purchase along with updated real-time balance delivered to members’ phones. With the launch of MogoSpend, Canadians have a way to help control and reduce their spending while also offsetting their carbon footprint – for every dollar spent, Mogo will offset one pound of CO2 on the consumer’s behalf. The MogoCard is Chip/Pin and Paywave enabled and is linked to a member’s bank account through the MogoAccount. Members can transfer funds instantly from most bank accounts in Canada to their MogoCard directly through the Mogo app. Unlike other prepaid cards and most bank accounts, the MogoCard is free and there is no monthly fee and no risk of overdraft fees, and, unlike a regular credit card, using the MogoCard means there is no risk of interest charges. The MogoCard initially included 3% cash back on international currency purchases and 1.5% cash back on Canadian dollar purchases, however, the cash back program will be eliminated effective June 15, 2020. MogoSpend and the MogoCard are currently only available for order by invite through the iOS or Android MogoApp to eligible MogoMembers that have passed identity verification. Other conditions apply.

3.	Borrow responsibly: Be smart with credit - borrow only when you need to and pay it off quickly to get back to building wealth. With MogoMoney, you get a pre-approval that doesn’t impact your credit score and a transparent loan experience that will help you get debt-free faster, so you can get back to saving. Our goal is to offer consumers across the entire credit spectrum access to loans at the best rate possible based on their credit profile, which will increasingly be powered by our new partner lending program.

MogoMoney

If you need to borrow, do it responsibly. We've designed MogoMoney in a way that provides a commitment-free, instant pre-approval decision, which can be refreshed every 90 days. The pre-approval decision is determined based upon our proprietary credit decisioning models. We leverage technology and data to simplify the user experience, and for some users that means a 100% automated loan experience. No dealing with documents or people, you sign up and get your pre-approval, customize your loan to fit your needs and digitally sign loan agreements. The money can be received within 30 minutes.

Our focus is on bringing the most relevant loan offers to our members and to do that we leverage our partner lending solution where we use Mogo's lending technology to originate loans powered by our lending partners. Through Mogo and its partners, we offer long-term unsecured installment loans for up to $15,000 with terms of up to 5 years and annual interest rates ranging up to 45.9%. Unlike a credit card that can take decades to pay off, these installment loans have fixed principal bi-weekly or monthly payments designed to achieve full principal repayment within 5 years or less. We also offer an unsecured open credit loan product for up to $3,500 at an annual interest rate of 47.42%. On Mogo loans, where permitted by law, we offer a unique Level Up Program which gives members an opportunity to lower their rates through good payment history.

MogoMortgage

Working with some of Canada’s top mortgage lenders, Mogo is bringing a new level of transparency and convenience to the Canadian mortgage experience, and offers the best of both worlds: market-leading rates and the best digital mortgage experience in Canada. In 2017, Mogo won the Canadian Mortgage Award for Best Use of Mobile Technology. Our MogoMortgage solution is intended to simplify the mortgage experience with transparency around not only interest rates, but also the entire process of getting a mortgage. Members can apply anywhere with our quick and stress-free online mortgage application. Members enjoy low rates, ongoing guidance from our MogoMortgage team, and the ability to keep track of their mortgage with our digital dashboard after the mortgage funds. The Company is not a lender and therefore does not carry the mortgages on its balance sheet. Mogo earns revenue from brokerage fees.

4.	Save and invest wisely: Sixty-eight percent of Canadians say they won’t have enough savings to last through retirement. With the right strategy, investing even small amounts can help you build millions. Through MogoWealth, we plan to give our members the ability to save and invest wisely in a range of best-in-class digital investment products offered through strategic partnerships with leading asset managers. MogoCrypto is the first product within MogoWealth.

MogoCrypto

The MogoCrypto account, accessible through the free MogoAccount, offers a simple and trusted way for Canadians to add bitcoin to their financial holdings instantly from their mobile devices. Members are quoted a single price for bitcoin and are offered multiple payment options to make real-time purchases of bitcoin. Members can access the value of their holdings in real-time and receive push notifications of significant price changes. Members can sell at any time and withdraw funds into a Canadian bank account within a few days. We do not charge any funding or withdrawing fees. Unlike many other cryptocurrency platforms, we are transparent about our flat 1% buying and selling fee.

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

General Development of the Business

Over the past few years, Mogo transitioned from an online lender into a financial technology company offering an app that empowers consumers with simple solutions to help them get in control of their financial wellness. We have been focused on the three key elements of our strategy - platform, products and brand, to drive significant and sustainable growth and expand our product offering.

Three Year History

In 2019, Mogo:

•	Amended the Credit Facility – Other (as defined below). The amendments lower the effective interest rate from a maximum of LIBOR plus 12.5%, with a LIBOR floor of 2% to LIBOR plus 9%, with a LIBOR floor of 1.5%, effective July 2, 2020. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date of the facility by two years from July 2, 2020 to July 2, 2022.

•	Launched our newly redesigned mobile app that makes it easier than ever for Canadians to get in control of their financial health. Financial stress continues to be the number one stressor for Canadians and is even more pronounced among millennials, with surveys showing that 76% cite it as their top source of stress. Mogo’s newly redesigned mobile app helps Canadians master the four habits of financial health and get on top of their finances.

•	Surpassed 925,000 members.

•	Filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”) under the U.S.-Canada Multijurisdictional Disclosure System (“MJDS”). These filings replace the short-form base shelf prospectus previously filed by Mogo Finance which can no longer be effectively utilized following the completion of Arrangement. These filings enable Mogo to make offerings of common shares and debt securities of up to an aggregate initial offering price of $100 million at any time during the 25-month period that the filings remains effective.

•	Launched “MONEYUP” a new campaign designed to position Mogo at the forefront of financial health and inspire and motivate Canadians to get in control of their financial health.

•	Announced a digital lending pilot with goeasy Ltd. (“goeasy”) to provide Canadians with personal loans up to $15,000 with terms of up to 5 years, all available quickly and conveniently from a mobile device using the Mogo app.

•	Named one of Canada’s Top 50 FinTech Companies for 2019 by the Digital Finance Institute. The Digital Finance Institute is a think tank created to address issues concerning financial innovation, digital finance policy and regulation, financial inclusion and women in financial technology.

•	Announced a new partnership with League, a leading digital employee health benefits platform, under which Mogo’s identity fraud protection solution, MogoProtect, has been added to the League member marketplace.

•	Completed the Arrangement.

•	Discontinued bitcoin mining.

In 2018, Mogo:

•	Launched our sixth product – MogoCrypto – which enables members to buy and sell bitcoin at real-time prices instantly, anytime and anywhere from their mobile device, bringing a new level of convenience and accessibility to bitcoin ownership for all Canadians. Mogo was the first company in Canada to offer a mobile solution for buying and selling bitcoin that includes free funding transfers and withdrawals.

•	Enhanced digital loan platform, resulting in marketing and operational efficiencies.

•	Continued evolution toward an artificial intelligence (“AI”) centric platform with AI now used in areas such as underwriting and decisioning.

•	Began trading on NASDAQ under the symbol “MOGO”.

•	Extended the term of our marketing collaboration agreement with Postmedia, which provided a minimum media value of $50,000,000 over the first 3 years, for an additional 2 years beyond the end of the current agreement, covering calendar 2019 and 2020.

•	Filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC under MJDS.

•	Expanded into multiple new regions across Canada, complementing our well-established presence in key markets such as Ontario, British Columbia and Alberta. Mogo’s suite of products became available in Nova Scotia and our MogoMortgage solution became available to consumers in Manitoba, New Brunswick, Prince Edward Island, and Newfoundland. With these expansions, Mogo’s full product suite is now available in eight provinces and accessible to more than twenty million Canadians.

•	Increased the borrowing limit under the Credit Facility – Other from $40 million to $50 million.

•	Discontinued short-term lending.

In 2017, Mogo:

•	Commenced trading on the OTCQX® Best Market in the United States under the symbol “MOGOF”.

•	Announced the launch of the Android version of the MogoApp. This completes Mogo’s digital platform accessibility as Canadians can now open a MogoAccount through their desktop, tablet, mobile web or using an iOS or Android app.

•	Won the Canadian Mortgage Award for Best Use of Mobile Technology.

•	Completed a fully subscribed “best efforts” public offering of 10% senior secured Convertible Debentures in an aggregate principal amount of $15,000,000. Mackie Research Capital Corporation, Cormark Securities Inc., Canaccord Genuity Inc., Haywood Securities Inc. and M Partners Inc. acted as agents under the Offering. The Convertible Debentures bear interest from June 6, 2017 at 10% per annum, payable semi-annually on May 31 and November 30 of each year, and are listed for trading on the TSX under the symbol "MOGO.DB".

•	Expanded the MogoAccount (excluding MogoMortgage) into Manitoba, New Brunswick, Prince Edward Island, and Newfoundland and Labrador.

•	Secured a new Credit Facility of up to $40 million with Fortress Credit Co LLC (“Fortress”), replacing a previous Credit Facility with an extended maturity date and more favourable terms for Mogo (“Credit Facility – Other”).

•	Announced the addition of dedicated blockchain capabilities to accelerate our plans to integrate Bitcoin and other cryptocurrencies into Mogo’s digital account as well as future new products and features based on blockchain technology.

•	Exceeded 500,000 Mogo members – doubling our member base since August 2016. Since 2014, the number of members on Mogo’s platform has grown annually at an average rate of 114% fueled by multiple launches of new innovative digital finance products all accessible through our digital account and growing brand awareness.

•	Launched MogoProtect, a new digital solution to help consumers protect themselves against identify fraud.

•	Closed a bought deal public offering of 3,750,000 common shares at a price of $7.00 per common share for aggregate gross proceeds to the Company of $26,250,000. The offering was made by a syndicate of underwriters co-led by Cormark Securities Inc. and Canaccord Genuity Corp., and including BMO Nesbitt Burns Inc., Eight Capital and Mackie Research Capital Corporation.

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

We maintain our platform with over 97 full‑time technology and credit risk analysis employees (credit risk, product, design, development, business intelligence, information technology and digital analytics) as of December 31, 2019.

Principal Markets

Mogo competes in the financial services industry in Canada. In particular, we currently operate in all provinces and territories of Canada except Saskatchewan and Quebec.

The following table details the breakdown of revenue by category of activity in the Canadian geographic market for the years ended December 31:

($000s)
	Years ended December 31
	2019	2018	2017

Subscription and services revenue	$25,311	$21,550	$9,455
Interest revenue	34,494	26,889	18,571
Loan fees	-	8,111	17,522
Total revenue	59,805	56,550	45,548

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

We have registrations for various trademarks in Canada, including “Mogo”, the Mogo logo, “Breaking Debt”, “Level Up”, “Uncreditcard Your Life”, “Finances With Benefits”, “MogoMortgage”, and “Rule Your Finances”, “Mogo Financial”, and “MogoMoney”, and we have pending applications for others including “MogoCrypto” “MogoSpend”, “MogoWealth”, “MogoProtect” and the M Logo We have a trademark registration in the United States for “Mogo”. We have registered and maintain the registration of a variety of domain names that include “Mogo” or variations of “Mogo”.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed. See “Item 3. Key Information—D. Risk Factors”.

Specialized Skill and Knowledge

As of December 31, 2019, Mogo had 258 team members focused exclusively on building out the best digital financial services experience in Canada. With over ten years of operating experience, we have developed strong competencies across multiple disciplines. In addition to over 97 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, customer experience, operations, governance, legal and compliance. Our entire team contributes to transforming the traditional financial services experience by delivering a digital suite of innovative financial products to our members. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Mogo’s passion for innovation through our products, platform and brand.

Competitive Conditions

The financial services market continues to undergo dramatic changes. Our competitors include traditional financial institutions such as banks, credit unions, credit card issuers, other financial technology companies, other consumer finance companies, online lenders, mortgage brokerages, and new market entrants. Given our wide spectrum offering, including our convenient online and digital lending and mortgage platform, our free credit score monitoring, MogoProtect, MogoCrypto, and the MogoSpend we do not believe that we have any competitors that offer our complete solution online. However, we do compete with various financial services companies in each of our main products including large Schedule I banks such as TD Canada Trust, Scotiabank, Royal Bank of Canada, Simplii Financial, Canadian Imperial Bank of Commerce and Bank of Montreal, credit unions such as Meridian Credit Union and Coast Capital Savings Federal Credit Union, and consumer credit companies such as Capital One, Fairstone Financial Inc., goeasy. and Progressa, credit monitoring companies like Credit Karma and Equifax, mortgage brokerages like intelliMortgage, and cryptocurrency exchanges like Coinsquare. Other financial technology competitors include Credit Karma Inc., PayPal, Stack and Koho.

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

Organizational Structure

Mogo has a number of direct and indirect subsidiaries, each of which is wholly‑owned by Mogo. The following table sets out our significant subsidiaries, including their place of incorporation and our ownership interest, as of December 31, 2019:

Name of Entity	Place of Incorporation	Ownership Interest
Mogo Finance Technology Inc.	British Columbia	100%
Mogo Financial Inc.	Manitoba	100%
Mogo Mortgage Technology Inc.	British Columbia	100%
Mogo Blockchain Technology Inc.	British Columbia	100%
Mogo Wealth Technology Inc.	British Columbia	100%

Reorganization

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares of the Company. As at December 31, 2019, there were 27,557,763 common shares and no preferred shares issued and outstanding.

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

Experts

The Consolidated Financial Statements were audited by KPMG LLP and MNP LLP, each an independent registered public accounting firm. Specifically, KPMG LLP audited the Consolidated Financial Statements for the year ended December 31, 2019 while MNP LLP audited the Consolidated Financial Statements for the years ended December 31, 2018 and 2017, as stated in their respective reports appearing herein, and have been so included in reliance upon the report of each such firm given upon their authority as experts in accounting and auditing.

To the Company's knowledge, KPMG LLP held less than 1% and MNP held none of the outstanding securities of the Company or of any associate or affiliate of the Company at the time that the Consolidated Financial Statements were prepared. Neither KPMG LLP or MNP LLP received and will not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such statements. Based on information provided by the relevant persons, neither KPMG LLP or MNP LLP, nor any of their respective directors, officers or employees, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

C. Property, Plants and Equipment

The following table summarizes our principal leased properties as of December 31, 2019. The Company does not own any real property. These sites are used for product development, customer service, collections and other related support services including finance, human resources, legal and compliance, investor relations, marketing and branding, and business intelligence and analytics.

	Square Footage	Lease Expiration Date
Vancouver, BC, Canada	13,193 sq. ft.	July 2027

Surrey, BC, Canada	4170 sq. ft.	September 2023

Winnipeg, MB, Canada	10,026 sq. ft.	July 2025

Toronto, ON, Canada	1,200 sq. ft.	September 2025

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

Our material tangible property and equipment are described in note 9 to the Consolidated Financial Statements in “Item 18. Financial Statements.”

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

New Developments

COVID-19 Pandemic

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. Mogo operates a fully digital platform; its services and products are all accessed through its app or online, with no physical branches or consumer-facing offices. As a result, the Company has not experienced any material business interruption to date. While the degree of severity and length of an economic downturn is difficult to predict, Mogo believes that it is well positioned to navigate through this period. However, the overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing, impairment of investments, loan loss provisions, impairments in the value of our intangible assets and long-lived assets, or potential future decreases in revenue or the profitability of our ongoing operations. The Company is working closely with members to support them through this changing environment and in circumstances when necessary, offering more flexible options including extended payment terms, payment deferrals and interest relief. Operationally, the Company has shifted its employees to work remotely, which has been a relatively easy transition given the digital nature of our business. In light of this uncertain economic environment, the Company has taken a thorough review of all its expenses and is implementing a plan to significantly reduce these expenses effective in Q2 2020. This is an evolving situation and we will continue to evaluate and adapt on an ongoing basis.

The following key corporate changes, transactions and material contracts that occurred or were entered into after December 31, 2019 but prior to the date hereof are referred to, and assist in understanding our operating results:

•	Achieved a new milestone, surpassing one million members on our digital platform.

•	Entered into a three-year lending partnership with goeasy, and completed the sale of the vast majority of our MogoLiquid loan portfolio (the “MogoLiquid Portfolio”) to goeasy for gross consideration of $31.6 million, consistent with Mogo’s strategic plan to reduce its on balance sheet lending and focus on leveraging its proprietary digital lending platform to originate loans for key partners. The partnership allows Mogo to generate additional fee-based subscription & services revenue. Mogo is also eligible for an additional performance-based payment of up to $1.5 million payable upon achieving certain agreed-upon annual origination amounts under the lending partnership.

•	In conjunction with the sale of the MogoLiquid Portfolio, we extinguished the Credit Facility – Liquid, which held an outstanding balance of $28.7 million. To extinguish the facility in advance of its maturity date, Mogo paid a prepayment penalty of $2.5 million of which $1.5 million is payable in cash and $1 million of which was settled in shares through an issuance of 306,842 common shares.

•	Launched MogoSpend, the first product of its kind designed to help Canadians get better control over their spending, while having a positive impact on the environment. MogoSpend comes with the MogoCard, the first and only card in Canada (debit, credit or prepaid) to launch with a carbon offset program so consumers can have a positive impact on the environment simply by using MogoSpend. Through the program, Mogo will offset one pound of CO2 for every dollar spent using the card.

•	Partnered with Offsetters, one of Canada’s leading providers of sustainability and carbon-management solutions. Offsetters helps organizations and individuals understand, reduce and offset their environmental impacts and specializes in high quality verified offsets.

•	Extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia, for an additional two years to the end of 2022, while decreasing our quarterly revenue share payments to Postmedia. Mogo also issued additional 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023.

Results of Operations

The following table sets forth a summary of our results of operations:

($000s, except per share amounts)
	Years ended December 31
	2019	2018	2017
Total revenue	$59,805	$56,550	$45,548
Cost of revenue	18,787	16,934	11,944
Gross profit	41,018	39,616	33,604
Technology and development expenses	14,989	15,028	11,660
Marketing expenses	9,412	8,772	6,854
Customer service and operations expenses	8,787	8,383	7,663
General and administration expenses	11,484	11,661	10,334
Operating expenses	44,672	43,844	36,511
Loss from operations	(3,654)	(4,228)	(2,907)
Credit facility interest expense	11,316	9,353	7,178
Debenture and other financing expense	8,471	8,036	7,503
Unrealized foreign exchange loss (gain)	(296)	651	(379)
Change in fair value due to revaluation of derivative liability	570	(1,733)	2,207
Gain on acquisition, net	(13,141)	-	-
Gain on investment portfolio	(294)	-	-
Unrealized gain on investment portfolio	(100)	-	-
Impairment of equipment	-	1,105	-
Other	645	382	313
Net loss after tax	(10,825)	(22,022)	(19,729)
Adjusted EBITDA	7,201	4,154	2,480
Adjusted net loss	(20,909)	(20,297)	(16,245)
Net loss per share (Basic and fully diluted)	(0.42)	(0.97)	(1.07)

Key Income Statement Components

Total revenue

The following table summarizes total revenue:

($000s, except percentages)
	Years ended December 31
	2019	2018	2017

Subscription and services revenue	$25,311	$21,550	$9,455
Interest revenue	34,494	26,889	18,571
Loan fees	-	8,111	17,522
Total revenue	59,805	56,550	45,548

Subscription and services revenue – represent MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fee, revenue from our bitcoin mining operations and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Loan fees - represent fees from our legacy short-term loan products, which generally had terms ranging from 14-30 days. These legacy short-term loan products and related loan fees were phased out in the third quarter of 2018.

Total revenue, grew by 6% to $59.8 million, for the year ended December 31, 2019 compared to the same period in 2018 and grew by 31% compared to the same period in 2017. Total revenue growth in the year was driven by continued strong growth in interest revenue and subscription and services revenue, despite the elimination of loan fees in the third quarter of 2018 and exit from bitcoin mining in the second quarter of 2019.

The increase in subscription and services revenue compared to 2018 is driven by increased uptake of premium account subscription offerings, MogoProtect subscriptions, as well as partner lending revenue. The increase compared to 2017 is mainly due to expansion of the digital platform and launch of new products.

For the year ended December 31, 2019, interest revenue grew by 28% to $34.5 million from $26.9 million in 2018 and 86% from $18.6 million in 2017. These increases were driven by a combination of loan book growth and improvement in loan book yield.

Loan fees were nil in 2019 as the Company phased out its legacy short-term loan products and related loan fees in the third quarter of 2018.

Cost of revenue and gross profit

The following table summarizes the cost of revenue and gross profit:

($000s, except percentages)
	Years ended December 31
	2019	2018	2017

Provision for loan losses, net of recoveries	$18,162	$16,367	$11,409
Transaction costs	625	567	535
Cost of revenue	18,787	16,934	11,944

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Cost of revenue increased to $18.8 million in 2019, representing an increase of 11% compared to 2018 and 57% compared to 2017.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio, and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions. The provision for loan losses increased to $18.2 million in 2019, compared to $16.4 million in 2018 and $11.4 million in 2017. The 11% increase compared to 2018 was driven by growth in our gross loans receivable and changes in provisioning rates. The 59% increase compared to 2017 was primarily a result of transitioning to IFRS 9 on January 1, 2018, which required a higher upfront expensing of non-cash loan loss provision on new loans beginning in 2018 relative to before.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs. Transaction costs increased by 10% to $0.63 million in 2019 compared to $0.57 million in 2018, and by 17% compared to $0.54 million in 2017.

Technology and Development Expenses

The following table provides the technology and development expenses:

($000s, except percentages)
	Years ended December 31
	2019	2018	2017

Technology and development expenses	$14,989	$15,028	$11,660
As a percentage of total revenue	25%	27%	26%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, and amortization of capitalized software costs related to our technology platform.

Technology and development expenses was flat at $15.0 million for 2019 compared to 2018, and increased by 29% compared to 2017. Technology and development expenses as a percentage of total revenue decreased to 25% in 2019, compared to 27% in 2018 and 26% in 2017. This decrease in 2019 compared to 2018 is primarily attributed to an increase in revenue while technology related expenses and equipment amortization and depreciation expense related to our intangible and tangible assets remained consistent. Technology and development expenses as a percentage of total revenue in 2019 remained consistent compared to 2017.

The capitalization of technology and development expenses increased to $8.4 million for the year ended December 31, 2019, compared to $7.7 million in 2018 and $5.1 million in 2017. The increased spend on technology highlights our commitment to investing in our technology platform for future product and service improvements. The primary development initiatives during the current year related to product initiatives and platform development including our next generation mobile app, MoneyUp user experience, MogoSpend (the first prepaid card product of its kind in Canada) and partner lending adjudication.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform that enhances member experience and promotes member engagement. We expect this to help drive ongoing growth in active members and in turn increase revenue.

Marketing Expenses

The following table provides the marketing expenses:

($000s, except percentages)
	Years ended December 31
	2019	2018	2017

Marketing expenses	$9,412	$8,772	$6,854
As a percentage of total revenue	16%	16%	15%

Marketing expenses consist of salaries and personnel related costs, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses increased to $9.4 million in 2019 compared to $8.8 million in 2018 and $6.9 million in 2017, a 7% and 37% increase in each respective year, primarily due to launching paid search advertising and search engine optimization efforts related to partner lending, MogoSpend and MoneyUp campaigns.

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

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses:

($000s, except percentages)
	Years ended December 31
	2019	2018	2017

Customer Service and Operations expenses	$8,787	$8,383	$7,663
As a percentage of total revenue	15%	15%	17%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased to $8.8 million, in 2019 compared to $8.4 million in 2018 and $7.7 million in 2017, representing an increase of 5% and 15%, respectively. The increase was primarily driven by credit scoring expenses and loan book growth. CS&O expenses as a percentage of total revenue, decreased from 17% in 2017 to 15% in 2018 as we grew our operations. CS&O expense as a percentage of total revenue remained relatively consistent at 15% for the 2019 and 2018 periods.

General and Administration Expenses

The following table provides the general and administration expenses:

($000s, except percentages)
	Years ended December 31
	2019	2018	2017

General and administration expenses	$11,484	$11,661	$10,334
As a percentage of total revenue	19%	21%	23%

General and administration (“G&A”) expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

General and administration expenses decreased marginally to $11.5 million in 2019, compared to $11.7 million in 2018 and increased from $10.3 million in 2017, representing a decrease of 2% compared to 2018 and an increase of 11% compared to 2017. The increase in 2018 was primarily attributable to an increase in personnel, insurance and stock compensation costs relative to 2017. The decrease in G&A expense in 2019 is primarily due to decrease in personnel related cost compared to 2018, which was partially offset by an increase in professional service charges. As a percentage of total revenue, general and administration expenses decreased to 19% in 2019 from 21% in 2018 and 23% in 2017, demonstrating positive operating leverage as we grow our operations.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense:

($000s, except percentages)
	Years ended December 31
	2019	2018	2017

Credit facility interest expense – Liquid	$4,332	$4,261	$3,104
Credit facility interest expense – Other	6,984	5,092	4,074
Total credit facility interest expense	11,316	9,353	7,178
As a percentage of total revenue	19%	17%	16%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Liquid and Credit Facility – Other, including interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased to $11.3 million in 2019, compared to $9.4 million in 2018 and $7.2 million in 2017, representing an increase of 21% and 58%, respectively. The change is primarily due to increased usage of Credit Facility – Other resulting from the growth in our “MogoMini” loan product.

Credit facility interest expense as a percentage of total revenue remained relatively consistent between 2017 and 2018, but increased in 2019 due to the reason described above.

On December 31, 2019, we renegotiated the Credit Facility – Other, extending its maturity and decreasing the over interest rate by up to 400 bps. In the first quarter of 2020, in conjunction with the sale of the MogoLiquid Portfolio, we extinguished Credit Facility – Liquid. These changes will decrease total interest expense in 2020.

Other Income and Expense

The following table provides a breakdown of other income and expense by type:

($000s, except percentages)
	Years ended December 31
	2019	2018	2017

Debenture and other financing expense	$8,471	$8,036	$7,503
Unrealized foreign exchange loss (gain)	(296)	651	(379)
Change in fair value due to revaluation of derivative liability	570	(1,733)	2,207
Gain on acquisition, net of transaction cost	(13,141)	-	-
Gain on investment portfolio	(294)	-	-
Unrealized gain on investment portfolio	(100)	-	-
Impairment of equipment	-	1,105	-
Other	645	382	313
Total other income (expense)	(4,145)	8,441	9,644
As a percentage of total revenue	(7)%	15%	21%

Total other income (expense) increased to income of $4.1 million in 2019, compared to total expense of $8.4 million in 2018 and $9.6 million in 2017. The variance from 2018 to 2019 is primarily due to the gain on acquisition as a result of the business combination with Difference in the second quarter of 2019. The variance from 2017 to 2018 is primarily attributable to the non-cash change in fair value of derivative liability described further below, which was offset by a $1.1 million impairment of equipment.

Debenture and other financing expense consist of interest expense and accretion of transaction costs related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16 on January 1, 2019. As a result of the prospective adoption of IFRS 16, interest expense related to lease liabilities recorded in 2019 does not have a comparative expense in 2018 and 2017 due to leases being accounted for as operating leases. Offsetting this incremental increase, management continues to renegotiate the terms of its outstanding debentures decreasing related interest expense. For the year ended December 31, 2019, debenture and other financing expense increased to $8.5 million compared to $8.0 million in 2018 and $7.5 million in 2017, representing an increase of 5% and 13%, respectively.

Our presentation and functional currency is the Canadian dollar (CAD). Our operations are based in Canada and we derive all of our revenue in CAD. Unrealized foreign exchange losses and gains for the years ended December 31, 2019, 2018 and 2017 are primarily associated with the translation of $5 million in United States dollar denominated debentures into their CAD equivalent at each reporting period end.

The change in fair value due to revaluation of derivative liability, a non-cash item, are related to the warrants issued to our lender. On June 17, 2019, the Company’s lender exercised its warrants resulting in a cashless net issuance of 336,871 common shares by Mogo Finance in lieu of settling the 583,333 warrants outstanding. Upon exercise of the warrants, the derivative liability was extinguished and as such no further revaluations are necessary.

During the year ended December 31, 2018, the Company recognized an impairment charge on its bitcoin mining equipment. The equipment has since been fully depreciated and is held at nil book value as at December 31, 2019.

Other expenses of $0.6 million primarily relates to restructuring costs.

B. Liquidity and Capital Resources

The following tables set forth key liquidity metrics for the periods indicated ($000s):

	As at December 31
	2019	2018	2017
Cash and cash equivalents	10,417	20,439	40,560
Credit facilities	76,472	76,465	57,496
Debentures	44,039	42,156	40,240
Convertible debentures	12,373	11,889	12,988

	For the years ended December 31
	2019	2018	2017
Cash used in operating activities	(15,210)	(29,203)	(21,358)
Cash used in investing activities	(9,085)	(11,053)	(5,421)
Cash provided by financing activities	14,273	20,135	48,715
Changes in non-cash working capital items (included in operating activities above):
Net issuance of loans receivable	(22,207)	(36,428)	(24,927)
Other current assets	239	(1,481)	(648)
Accounts payable, accruals, and other liabilities	(323)	1,412	1,474
Working capital changes	(22,291)	(36,497)	(24,104)
Cash provided by operating activities before investment in loans receivable	6,997	7,225	3,569

To date, the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The completion of the Arrangement in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio totaling $20.8 million which the Company is actively seeking to monetize. In the first quarter of 2020, the Company divested the MogoLiquid Portfolio for total gross consideration of $31.6 million and used $28.7 million of the proceeds to extinguish its Credit Facility - Liquid. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit – Other or our long-term debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility – Other which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility – Other, being July 2, 2022. See Note 13 to the financial statements for further details.

On December 31, 2019, the Company amended its Credit Facility – Other. The amendments lower the effective interest rate, increase the available loan capital from $50 million to $60 million and extend the maturity date of the facility by two years from July 2, 2020 to July 2, 2022.

Credit Facilities

As at December 31, 2019, the Company had two credit facilities, the “Credit Facility – Liquid”, used to finance the Company’s installment loan products, and the “Credit Facility – Other”, used to finance the Company’s other loan products. As of the date hereof, only the Credit Facility – Other remains outstanding.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through Mogo Finance Trust, a special purpose entity. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on September 1, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%), payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. As at December 31, 2019, LIBOR was 1.74%. Subsequent to December 31, 2019, the Credit Facility – Liquid was extinguished.

On September 25, 2017, the Company finalized the Credit Facility – Other which was used to repay and replace Mogo’s previous $30 million credit facility entered into on February 24, 2014. On December 18, 2018, the Company increased the borrowing limit on the Credit Facility – Other from $40 million to $50 million. On December 31, 2019, the Company amended the Credit Facility – Other. The amendments lowered the effective interest rate from a maximum of LIBOR plus 12.5% (with a LIBOR floor of 2%) to LIBOR plus 9% (with a LIBOR floor of 1.5%) effective July 2, 2020, payable on the greater of the actual aggregate unpaid principal balance or the prescribed minimum balance. In addition, the amendment increased the available loan capital from $50 million to $60 million and extended the maturity date of the facility by two years from July 2, 2020 to July 2, 2022. Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the $60 million facility.

The Credit Facility – Other is subject to certain covenants and events of default, including the following:

•	Financial Covenants. Financial covenants may include, among others, requirements with respect to minimum tangible net worth, maximum leverage ratio, minimum consolidated liquidity, and minimum unrestricted cash.

•	Portfolio Performance Covenants. Portfolio performance covenants may include, among others, requirements that the portfolio not exceed certain stated static pool default ratios and delinquency rates and that the loan yield not be less than stated minimum levels.

•	Other Events. Other events may include, among others, change of control events, certain insolvency-related events, events constituting a servicer default, an inability to engage a replacement backup servicer following termination of the current backup servicer, senior management changes, the occurrence of an event of default or acceleration under other facilities, failure to make required payments or deposits, events related to the entry of an order decreeing dissolution that remains undischarged, events related to the entry or filing of judgments, attachments or certain tax liens that remain undischarged, and events related to breaches of terms, representations, warranties or affirmative and restrictive covenants. Restrictive covenants may, among other things, impose limitations or restrictions on our ability to pay dividends, redeem our stock, make payments in order to retire or obtain the surrender of warrants or options, or our ability and of the guarantors thereunder to incur additional indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, consolidate or merge, make changes in the nature of the business, and create liens.

•	Early Termination Fees. Early termination fees may be payable under the credit facility in the event of a termination or other permanent reductions of the credit commitments at the Company’s option prior to the expiration of the credit facility.

The Company is in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statements of operations and comprehensive loss. Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and will continue to refinance the Credit Facility – Other as it becomes due and payable.

Debentures

To date, the Company has issued a number of debentures which require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2018 – 10.0% and 18.0%; 2017 – 12% and 18.2%) with principal amounts due at various periods up to March 1, 2022. (the “Debentures”). Interest expense on the Debentures is included in debenture and other financing expense in the consolidated statements of comprehensive loss. The Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2022, the maturity date of the Credit Facility – Other.

Management routinely reviews its outstanding Debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance the Debentures as they become due and payable.

The Debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2020	-
2021	-
2022	43,496
43,496

Convertible Debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per convertible debenture (the “Convertible Debentures”). The interest is payable semi-annually on November 30 and May 31. The Convertible Debentures are subordinated to our existing credit facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. Prior to the completion of the Amendments (as defined below), the maturity date of the Convertible Debentures was May 31, 2020, and the Convertible Debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at a price of $5.00 per common share.

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

Interest expense, which includes interest payable and the accretion of the Convertible Debenture, in the amounts of $2,035 for the year ended December 31, 2019 (December 31, 2018 – $1,947; December 31, 2017 – $1,248) is included in debenture interest expense in the consolidated statements of comprehensive loss.

In 2019, the Company issued 308,502 shares in lieu of interest payable (December 31, 2018 – 367,270; December 31, 2017 – 122,655) and 58,200 (December 31, 2018 – 398,600; December 31, 2017 – 19,000) shares for the conversion of $291 of principal (December 31, 2018 – $1,865; December 31, 2017 – $87).

On April 27, 2020, the Company announced that it would seek the approval of holders (the "Convertible Debentureholders") of the Convertible Debentures to amend certain terms of the Convertible Debentures at an extraordinary meeting held on May 22, 2020 (the "Meeting") as an alternative to the Company repaying the Convertible Debentures in common shares on their scheduled maturity date. The proposed amendments included, among other things, extending the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022 and reducing the conversion price of the principal by 45% from $5.00 to $2.75 per Common Share, all as more fully set forth in the management information circular of the Company dated April 17, 2020 and the press release issued by the Company dated May 7, 2020 (the “Amendments”). On May 25, 2022, the Company announced that the Convertible Debentureholders approved the Amendments at the Meeting, with Convertible Debentureholders voting over 94% in favour of the extraordinary resolution, with over 78% of the outstanding aggregate principal amount of Convertible Debentures being voted. On May 27, 2020, the Company entered into a second supplemental convertible debenture indenture to implement the Amendments.

Cash provided by (used in) operating activities

Cash and cash equivalents are primarily held in CAD.

Our operating activities consist of our subscription and services revenue as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash (used in) operating activities decreased to ($15.2) million for the year ended December 31, 2019, compared to ($29.2) million in 2018 and ($21.4) million in 2017. The decrease in cash (used in) operating activities was driven by a decrease in the amount of net investment we made in our gross loans receivable of ($22.2) million in the year ended December 31, 2019, compared to ($36.4) million in 2018 and ($24.9) million in 2017.

If net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash provided by operating activities would be $7.0 million, $7.2 million, and $3.6 million during the year ended December 31, 2019, 2018 and 2017, respectively, a decreased inflow of $0.2 million compared to 2018 and an increased inflow of $3.4 million compared to 2017.

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

For the year ended December 31, 2019, cash invested in software development and the purchase of property and equipment was $9.1 million, a decrease of $2.0 million compared to $11.1 million in 2018 and an increase of $3.7 million from $5.4 million in 2017. The decrease in 2019 compared to 2018 is due to the cash investment we made in our bitcoin mining operation in 2018, from which we exited in the second quarter of 2019. The increase in 2019 compared to 2017 is due primarily to the continued build out of our digital technology platform and new products.

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings from the credit facilities. In 2019, we completed a business combination with Difference in which we acquired $10.2 million of cash, which is included in the financing activities.

Cash provided by financing activities for the year ended December 31, 2019 was $14.3 million, a decrease of $5.9 million compared to 2018 and $34.4 million compared to 2017. The decrease in 2019 compared to 2018 is primarily due to lower credit facility draws offset by cash acquired from Difference. The decrease compared to 2017 is due to net proceeds of $13.5 million and $24.4 million received from the issuance of convertible debentures and issuance of common shares, respectively in that year.

Contractual Obligations

The following table sets forth contractual obligations as at December 31, 2019, including commitments relating to leasing contracts. Management will continue to refinance any outstanding amounts owing under the credit facilities or our long-term debentures as they become due and payable.

($000s)
	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	1,455	1,481	1,370	1,355	1,274	3,881
Accounts payable	7,128	-	-	-	-	-
Accrued wages and other expenses	4,126
Interest – Credit Facility – Other(1)	7,959	6,813	3,407	-	-	-
Interest – Debentures	6,464	5,938	2,969	-	-	-
Purchase obligations	2,111	-	-	-	-	-
	29,243	14,232	7,746	1,355	1,274	3,881
Commitments – principal repayments
Credit Facility – Other	-	-	47,248	-	-	-
Debentures and convertible debentures(2)	12,373	-	43,496	-	-	-
	12,373	-	90,744	-	-	-
Commitments – extinguished subsequent to year end
Credit Facility – Liquid (3)	29,255	-	-	-	-	-
Total contractual obligations	70,871	14,232	98,490	1,355	1,274	3,881

(1) Interest on credit facility is calculated based on LIBOR rates as at December 31, 2019.

(2) The maturity date of the convertible debentures will be extended from May 31, 2020 to May 31, 2022 – see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Convertible Debentures. The convertible debentures are repayable in common shares at the discretion of the Company.

(3) Credit facility liquid was extinguished subsequent to year ended December 31, 2019. Refer to note 26 of the Consolidated Financial Statements in “Item 18. Financial Statements.”

The Company has no material commitments for capital expenditures as at December 31, 2019.

C. Research and Development, Patents and Licenses, etc.

The following table should be read in conjunction with “Item 4. Information on the Company – B. Business Overview". The Company continues to invest in the development of its software platform which is captured as an addition to intangible assets in the Consolidated Financial Statements.

	2019	2018	2017
Addition to intangible assets	8,438	7,730	5,143

D. Trend Information

The information required by this item is set forth above in “Item 5. Operating and Financial Review and Prospects — A. Operating Results,” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report on Form 20-F to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name and Province or State and Country of Residence	Age	Position/Title	Director Since
David Feller[1] British Columbia, Canada	52	Chairman of the Board, CEO	August 26, 2003
Gregory Feller[1] New York, United States	52	President, CFO and Director	April 10, 2015
Minhas Mohamed[2] Ontario, Canada	63	Director	April 10, 2015
Kees Van Winters[3] Ontario, Canada	68	Director	June 21, 2019
Michael Wekerle[4] Ontario, Canada	56	Director	June 21, 2019

_______________

(1)	David Feller and Gregory Fellers are brothers.

(2)	Chair of the Audit Committee; Member of the Corporate Governance, Compensation and Nominating Committee (“CGCNC”).

(3)	Chair of the CGCNC; Member of the Audit Committee.

(4)	Member of the Audit Committee and CGCNC.

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board of Directors. Over the past 15 years, Mr. Feller has grown Mogo into Canada's leading digital financial platform with over 1,000,000 members and annual revenue of $60MM. During that time, he led the Company through equity and debt financings totaling more than $380MM including 2 rounds of private equity financings, securing 2 credit facilities with a leading global investment firm and the Company's IPO on the Toronto Stock Exchange. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board of Directors.

Gregory Feller is a co-founder of Mogo and has served as the Company’s Chief Financial Officer since August 2011, and has served as a member of our Board of Directors and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co-Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers where he worked from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Masters of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

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

Michael Wekerle was a co-founder and partner of Griffiths McBurney & Partners’ sales and trading operations in 1995. He served as Vice Chairman of Institutional Trading at GMP Securities L.P. until August 2011 where he was widely considered a leading investment advisor in Canada. During his time, he helped establish the firm’s hedge fund and institutional trading desk and developed a reputation for assisting clients in profiting from large-scale transactions. Prior to his tenure at GMP, Mr. Wekerle was head of institutional trading at First Marathon Securities Ltd.

Kees Van Winters has been active in the telecom and technology industries since 1986. He was Vice-President of Sales and Marketing for Nationwide Cellular Service in New York from 1986 to 1992 and was a consultant to several major telecom companies in Canada and the USA from 1992 to 1996. Since then he has acted as a consultant to a number of small technology companies.

As at December 31, 2019, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 9,148,851 common shares, representing approximately 33% of the Company’s issued and outstanding common shares as of December 31, 2019.

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

Annual Base Salary

Annual base salary reflects the scope and responsibilities of the role, each executive’s personal experience and performance, and market competitiveness. Base salaries are reviewed annually based on individual performance and/or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as for market competitiveness or in response to economic conditions. In light of the uncertain economic environment resulting from COVID-19, the Company implemented temporary salary cuts beginning in May 2020 ranging from 5% to 40% depending on level of salary and seniority for all employees above a certain salary threshold.

Annual Performance Bonus

Annual performance bonus is expressed as a percentage of annual base salary and is calculated based on achievement levels against a mix of corporate performance goals and individual performance goals and is payable at the discretion of the Board. Historically, the bonus has been paid in cash. In 2019, the Board and executives made the decision to shift to an equity-based bonus payout in respect of 2018 and no cash bonus will be paid in respect of 2019.

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

Compensation of Executive Officers

The following table sets out information concerning the compensation earned by the executive officers during the year ended December 31, 2019.

Name and Principal Position	Salary	Share‑ based Awards	Option‑ based Awards(2)	Non‑Equity Incentive Plan Compensation	All Other Compensation	Total Compensation
David Feller CEO	$353,098	-	$118,457	-3	$2,163	$473,717

Gregory Feller(1) President & CFO	$394,528	-	$118,457	-3	$51,675	$564,660

_______________

1.	Gregory Feller is paid in US dollars. The Canadian dollar equivalent expressed in the table above is based on the average US dollar to Canadian dollar exchange rate posted by the Bank of Canada which was CAD$ 1.3269 = US$1.00 for 2019.
2.	Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black‑Scholes option pricing model, based on the following assumptions for 2019: risk‑free interest rate of 1.48%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil.
3.	No cash bonus will be paid for 2019.

Compensation of Directors

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non‑executive directors, Messrs. Mohamed, Van Winters, and Wekerle are paid an annual retainer fee of $24,000 plus $500 per formal Board or committee meeting they attend. A non-executive director who serves as chair of the Audit Committee receives an additional $20,000 and a non-executive director who serves as chair of the CGCNC receives an additional $10,000. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors and are eligible to receive stock options and RSUs under the Stock Option Plan and RSU Plan, respectively.

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2019.

Name	Fees Earned	Option-Based Awards	Share-Based Awards	Total Compensation
Minhas Mohamed	$52,004.00	-	-	$52,004.00
Kees Van Winters	$19,942.67	-	-	$19,942.67
Michael Wekerle	$14,166.67	-	-	$14,166.67

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

C. Board Practices

Directors are elected each year at the annual meeting of shareholders of the Company to serve until the next annual meeting or until a successor is elected or appointed. The Company has not adopted term limits for directors of the Company. See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management" for details for the period during which each director has served in his office.

Board Committees

Audit Committee

Mogo’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and with NASDAQ Stock Market Rules. The members of the Audit Committee are Minhas Mohamed (Chair), Kees Van Winters and Michael Wekerle.

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

A copy of the charter of the Audit Committee can be accessed electronically at https://investors.mogo.ca/corporate-governance.

Corporate Governance, Compensation and Nominating Committee

The Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Kees Van Winters (Chair), Michael Wekerle and Minhas Mohamed.

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

A copy of the charter of the CGCNC can be accessed electronically at https://investors.mogo.ca/corporate-governance.

D. Employees

As of December 31, 2017, 2018 and 2019, we had 237, 278 and 258 employees, respectively. The following table sets forth the number of our employees categorized by area of operations:

	As of Dec 31, 2017	As of Dec 31, 2018	As of Dec 31, 2019
General & Administrative	49	50	50
Customer Service & Operations	108	129	120
Technology	80	99	88
TOTAL	237	278	258

E. Share Ownership

The following table summarizes, as of May 27, 2020, share ownership including options and RSUs granted under the Stock Option Plan and RSU Plan to our executive officers and directors.

			Option-Based Awards				Share-Based Awards
Name	Common Shares	% Common Shares	Common Shares Underlying Options Outstanding	Option Exercise Price	Grant Date	Expiration Date	Common Shares Underlying RSUs that have not vested	Grant Date
David Feller	2,043,142	7.3%	66,667	$2.10	15-Nov-13	15-Nov-21	5,000	7-Jun-17
			116,666	$10.00	25-Jun-15	25-Jun-23	18,750	9-May-18
			100,000	$1.78	12-Sep-16	12-Sep-24
			100,000	$4.44	7-Jun-17	7-Jun-25
			50,000	$4.21	27-Sep-17	27-Sep-25
			50,000	$3.88	9-May-18	9-May-26
			58,857	$4.52	17-Jun-19	17-Jun-27

Gregory Feller	1,427,344	5.1%	66,667	$2.10	15-Nov-13	15-Nov-21	5,000	7-Jun-17
			100,000	$10.00	25-Jun-15	25-Jun-23	18,750	9-May-18
			100,000	$1.78	12-Sep-16	12-Sep-24
			100,000	$4.44	7-Jun-17	7-Jun-25
			50,000	$4.21	27-Sep-17	27-Sep-25
			50,000	$3.88	9-May-18	9-May-26
			58,857	$4.52	17-Jun-19	17-Jun-27

Minhas Mohamed	68,392	0.2%	16,667	$2.10	21-Feb-14	21-Feb-22	7,500	9-May-18
			8,333	$9.15	10-Mar-15	10-Mar-23
			30,000	$1.78	12-Sep-16	12-Sep-24
			20,000	$1.89	14-Nov-16	14-Nov-24
			15,000	$4.21	27-Sep-17	27-Sep-25
			10,000	$3.88	9-May-18	9-May-26

Kees Van Winters	273,930	1.0%	25,000	$3.00	5-Mar-18	5-Mar-28
			7,000	$2.50	28-Nov-18	28-Nov-28

Michael Wekerle	5,346,043	19.2%	20,000	$6.70	14-Mar-16	14-Mar-26
			45,000	$2.50	28-Nov-18	28-Nov-28

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Based on a review of the information provided to us by our transfer agent, as of April 30, 2020, there were 188 record holders, of which 133 record holders holding approximately 92.05% of our common shares had registered addresses in Canada. These numbers are not representative of the number of beneficial holders of our common shares nor are they representative of where such beneficial holders reside, since many of these common shares are held of record by brokers or other nominees.

The following table sets forth information with respect to the beneficial ownership of our common shares as of May 27, 2020, the latest practicable date, by each person known to us to own beneficially more than 5% of our common shares. The calculations in the table below are based on the 27,870,604 common shares outstanding as of May 27, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from May 27, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

No holder of common shares has different voting rights from any other holders of common shares.

	Shares Beneficially Owned
Principal Shareholder	Number	%
David Feller	2,514,498	9.0%
Gregory Feller	1,890,034	6.8%
Michael Wekerle	5,413,243	19.4%

B. Related Party Transactions

The significant related-party transactions that occurred during the year ended December 31, 2019 were transactions with debenture holders that incur interest. Related party debentures at year end totaled $0.3 million (December 31, 2018 –$3.3 million; December 31, 2017 – $3.1 million) with principal amounts maturing at July 2, 2022. Interest incurred during the period, ranging from 10.0% to 18.0% (December 31, 2018 – 12.0% -18.0%; 2017 – 15.0% to 18.0%), on related party debentures totaled $0.3 million (December 31, 2018 – $0.5 million; December 31, 2017 – $0.5 million). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

On June 28, 2019, the Company sold its minority interest in Wekerloo Development Inc., which is majority-owned by one of the Company’s directors, for an arms’ length buyer for proceeds of $2.1 million, equivalent to its initial cost recognized on the balance sheet, resulting in no gain or loss on disposition.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for the Consolidated Financial Statements included in this annual report on Form 20-F.

Legal Proceedings

See “Item 4. Information About the Company – B. Business Overview”.

Dividend Policy

The holders of common shares are entitled to receive distributions as and when declared from time to time on the common shares by the Board, acting in its sole discretion, out of the Company’s assets properly available for the payment of dividends.

On February 27, 2019, the Board declared the Company’s first ever special dividend of $0.10 per common share, payable in cash. The Company intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the common shares in the foreseeable future. The declaration of any future dividends by the Board will be dependent on the Company’s earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

Significant Changes

There have been no significant changes to our business that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

ITEM 9: THE OFFER AND LISTING

Not applicable, except for Item 9A(4) and Item 9C.

A. Offering and Listing Details

Our common shares have been listed on the TSX and NASDAQ under the symbol ‘MOGO’ since June 25, 2015 and April 18, 2018, respectively.

	TSX Trading Price (CAD$)		NASDAQ Price (US$)
	High	Low	High	Low
Annual
2015	$9.48	$2.07	-	-
2016	$3.76	$1.20	-	-
2017	$8.00	$1.94	-	-
2018	$6.89	$2.77	$4.00	$2.07
2019	$5.23	$2.76	$4.05	$2.15

Quarterly
Q1 2018	$6.89	$3.34	-	-
Q2 2018	$4.35	$2.95	$3.25	$2.26
Q3 2018	$4.96	$3.61	$4.00	$2.77
Q4 2018	$4.13	$2.77	$3.13	$2.07
Q1 2019	$3.80	$2.76	$2.90	$2.15
Q2 2019	$5.23	$3.02	$4.05	$2.26
Q3 2019	$4.75	$3.15	$3.88	$2.18
Q4 2019	$4.90	$3.16	$3.80	$2.40

Monthly
January 2019	$3.20	$2.76	$2.35	$2.15
February 2019	$3.25	$2.90	$2.71	$2.17
March 2019	$3.80	$3.04	$2.90	$2.22
April 2019	$5.13	$3.02	$3.82	$2.26
May 2019	$5.23	$4.09	$4.00	$3.03
June 2019	$5.17	$4.41	$4.05	$3.25
July 2019	$4.40	$3.58	$3.62	$2.75
August 2019	$4.20	$3.15	$3.15	$2.18
September 2019	$4.75	$3.71	$3.88	$2.61
October 2019	$4.90	$3.84	$3.80	$2.81
November 2019	$4.02	$3.42	$3.05	$2.55
December 2019	$3.85	$3.16	$2.96	$2.40
January 2020	$3.80	$3.29	$3.02	$2.53
February 2020	$3.64	$2.69	$2.80	$2.18
March 2020	$3.07	$0.79	$2.35	0.55
April 2020	$1.55	$1.14	$1.13	$0.80
May (until May 26, 2020)	$1.80	$1.03	$1.34	$0.72

In 2019, 356,904 common shares were issued as a result of the exercise of options granted under our Stock Option Plan, at a weighted average exercise price of $2.16 per share and 93,782 common shares were issued upon vesting of restricted stock units under our Restricted Stock Unit Plan at an average weighted issuance price of $3.77 per share.

B. Markets

Our common shares have been listed on the TSX and NASDAQ under the symbol ‘MOGO’ since June 25, 2015 and April 18, 2018, respectively.

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Incorporation

The Company was originally incorporated by letters patent under the laws of Canada on January 14, 1972 and ultimately continued into British Columbia on June 21, 2019. The Company’s incorporation number is C1213467.

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

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or British Columbia or in the Company's charter documents.

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

C. Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, to which the Company or any other member of the group is a party, for the two years immediately preceding the date of this annual report on Form 20-F:

•	Second Amended and Restated Marketing Collaboration Agreement effective January 1, 2020 between the Company and Postmedia, which extended the term of the initial marketing collaboration agreement with Postmedia effective January 26, 2016 for an additional two years to the end of 2022, and which will provide Mogo with over $15 million of annual media value for the next three years. Under the amended and extended agreement, Mogo will continue to receive a similar minimum annual media value from Postmedia to the original agreement while Postmedia will receive a similar quarterly payment to the previous agreement through a combination of a quarterly fixed cash payment of $263,000 and minimum commissions of $112,500 per quarter related to Mogo’s digital performance spend, which will now be managed by Postmedia’s digital division. In connection with the amendment and extension of the agreement, Mogo agreed to issue to Postmedia 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023, subject to shareholder approval. The full text of the Second Amended and Restated Marketing Collaboration Agreement is incorporated herein by reference to Exhibit 99.2 of the Company’s report on Form 6-K filed with the SEC on February 20, 2020.

•	Amended and Restated Revolving Credit and Guarantee Agreement dated between Mogo, Mogo Finance, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC as of July 16, 2019, and as further amended by that First Amendment Agreement dated as of December 31, 2019, the Second Amendment Agreement dated March 30, 2020 and the Third Amendment Agreement dated April 15, 2020. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities” for more information. The full text of the First Amendment Agreement is incorporated herein by reference to Exhibit 99.1 of the Company’s report on Form 6-K filed with the SEC on January 10, 2020.

•	Second Supplemental Convertible Debenture Indenture dated May 27, 2020 between the Company and Computershare Trust Company of Canada (“Computershare”), permitting the issuance of debentures, notes or other evidences of indebtedness of the Company, including the Convertible Debentures. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Convertible Debentures” for more information. The full text of the Second Supplemental Convertible Debenture Indenture is incorporated herein by reference to Exhibit 99.1 of the Company’s report on Form 6-K filed with the SEC on May 28, 2020.

•	First Supplemental Convertible Debenture Indenture dated June 21, 2019 between the Company and Computershare, permitting the issuance of debentures, notes or other evidences of indebtedness of the Company, including the Convertible Debentures. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Convertible Debentures” for more information. The full text of the First Supplemental Convertible Debenture Indenture is incorporated herein by reference to Exhibit 99.33 of the Company’s report on Form 6-K/A filed with the SEC on July 3, 2019.

•	Amended and Restated Subordination Agreement dated May 27, 2020 between the Company, Computershare and DB FSLF 50 LLC, pursuant to which the security granted to Computershare on behalf of holders of Convertible Debentures, securing the debt owing under the Convertible Debentures, is subordinated and postponed to the security granted to DB FSLF 50 LLC. The full text of the Convertible Debenture Indenture is incorporated herein by reference to Exhibit 99.1 of the Company’s report on Form 6-K filed with the SEC on May 28, 2020.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Mogo's securities, although there may be Canadian and other foreign tax considerations. See “—E. Taxation”.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian or foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations.

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

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder's tax basis in common shares generally will be such U.S. Holder's U.S. dollar cost for such common shares.

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

For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources and “passive income” generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. Holder’s holding period for the common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated rateably over a U.S. Holder’s holding period for our common shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of "specified foreign financial assets" includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24% for the 2018 to 2025 tax years (increasing to 28% for tax years after 2025), may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

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

Foreign Currency Risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars:

	December 31, 2019	December 31, 2018	December 31, 2017
Cash	322	874	171
Investment portfolio	5,080	-	-
Debentures	5,020	4,770	4,770

A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $10.

Interest Rate Risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at December 31, 2019, LIBOR is 1.74% (December 31, 2018 – 2.50%). A 0.50 basis point increase in LIBOR would increase annual credit facility interest expense by $0.5 million. With the sale of the MogoLiquid Portfolio, the Company reduced its overall exposure to interest rate risk in the first quarter of 2020.

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

C.-E.

Not applicable

ITEM 15: CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures.

B. Management's Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Controls

Management has evaluated, with the participation of our CEO and CFO, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has implemented additional internal controls over financial reporting related to assets acquired as a result of the Arrangement.

ITEM 16: [RESERVED]

A. Audit Committee Financial Expert

The Board has considered the extensive financial experience of Mr. Mohamed, Mr. Van Winters and Mr. Wekerle and has determined that each is (i) financially literate in accordance with NI 52-110 and Rule 10A-3 under the Exchange Act, and (ii) an independent director as that term is defined by the applicable Canadian and SEC rules and in the NASDAQ Stock Market Rules.

Specifically, for the purposes of NI 52‑110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. Additionally, at least one member of the Audit Committee must be an “audit committee financial expert” as defined by the SEC. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management" for the education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee.

B. Code of Ethics

Mogo has adopted a Code of Business Conduct and Ethics that applies to all officers, employees, contractors, and members of the Board (the “Code of Conduct”) that complies with NASDAQ Stock Market Rules. The Code of Conduct includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the SEC for a code of ethics applicable to such officers. A copy of the Code of Conduct can be accessed electronically at https://investors.mogo.ca/corporate-governance.

C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MNP LLP in 2018, and MNP LLP and KPMG LLP in 2019, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended December 31, 2019	Year ended December 31, 2018
Audit Fees[1]	$923,436	$183,187
Audit Related Fees[2]	$13,515	$15,036
Tax Fees[3]	$34,518	$38,446
All Other Fees[4]	$35,390	$11,083
Total Fees Paid	$1,006,859	$247,752

_________________

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.

(2)	“Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. These include professional services rendered in connection with credit facility covenants and frontline controls audit in connection with our customer experience centre.

(3)	“Tax fees” of 2019 and 2018 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

(4)	“All other fees” refers to the routine consulting services.

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

ITEM 18: FINANCIAL STATEMENTS

The following financial statements have been filed as part of this Annual Report:

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Mogo Inc. (formerly Difference Capital Financial Inc.):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Mogo Inc. and its subsidiaries (the Company) (formerly Difference Capital Financial Inc.) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3(p) to the consolidated financial statements, the Company adopted IFRS 16, Leases using the modified retrospective method, at January 1, 2019, the date of initial application.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Mogo Inc. Page 2

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2019.

Vancouver, Canada

March 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mogo Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mogo Inc. (the Company) as of December 31, 2018, and the related consolidated statements of comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

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

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2018, the Company has changed its method of accounting for financial instruments due to the adoption of IFRS 9 Financial Instruments and has changed its method of accounting for revenues due to the adoption of IFRS 15 Revenues.

Chartered Professional Accountants

We served as the Company’s auditor from 2010 to 2019.

Winnipeg, Manitoba

April 29, 2019

Mogo Inc. Consolidated Statement of Financial Position (Expressed in thousands of Canadian Dollars)

	Note	December 31, 2019	December 31, 2018(1)
Assets
Cash and cash equivalent		10,417	20,439
Loans receivable	5	88,655	86,347
Prepaid expenses, deposits and other assets	6	3,248	3,501
Investment portfolio	8	20,790	-
Deferred costs		137	273
Property and equipment	9	1,773	3,016
Right-of-use assets	12	4,821	-
Intangible assets	10	21,257	18,658
Total assets		151,098	132,234

Liabilities
Accounts payable and accruals	11	11,254	9,454
Lease liabilities	12	5,208	-
Credit facilities	13	76,472	76,465
Debentures	14	44,039	42,156
Convertible debentures	15	12,373	11,889
Derivative financial liability	24(d)	-	964
Total liabilities		149,346	140,928

Shareholders’ Equity (Deficit)
Share capital	24(a)	94,500	75,045
Contributed surplus		8,861	7,045
Deficit		(101,609)	(90,784)
Total shareholders’ equity (deficit)		1,752	(8,694)
Total equity and liabilities		151,098	132,234

(1) The consolidated statement of Financial position as at December 31, 2019 reflects the adoption of IFRS 16 on January 1, 2019. The comparative information has not been restated.

Approved on Behalf of the Board

Signed by “Greg Feller”                 , Director

Signed by “Minhas Mohamed”     , Director

The accompanying notes are an integral part of these financial statements.

Mogo Inc. Consolidated Statement of Operations and Comprehensive Loss (Expressed in thousands of Canadian Dollars)

		For the years ended December 31,
	Note	2019	2018(1)	2017(1)
Revenue
Subscription and services	4,17	25,311	21,550	9,455
Interest revenue		34,494	26,889	18,571
Loan fees		-	8,111	17,522
		59,805	56,550	45,548
Cost of revenue
Provision for loan losses, net of recoveries	5	18,162	16,367	11,409
Transaction costs		625	567	535
		18,787	16,934	11,944
Gross profit		41,018	39,616	33,604
Operating expenses
Technology and development		14,989	15,028	11,660
Marketing		9,412	8,772	6,854
Customer service and operations		8,787	8,383	7,663
General and administration		11,484	11,661	10,334
Total operating expenses	18	44,672	43,844	36,511
Loss from operations		(3,654)	(4,228)	(2,907)
Other expenses (income)
Credit facility interest expense	13	11,316	9,353	7,178
Debenture and other financing expense	7,12,13,14	8,471	8,036	7,503
Unrealized exchange (gain) loss		(296)	651	(379)
Change in fair value due to revaluation of derivative liability	24d	570	(1,733)	2,207
Gain on acquisition, net	21	(13,141)	-	-
Gain on investment portfolio	8	(294)	-	-
Unrealized gain on investment portfolio		(100)	-	-
Impairment of equipment	9	-	1,105	-
Other		645	382	313
		7,171	17,794	16,822
Net loss and comprehensive loss		(10,825)	(22,022)	(19,729)

Net loss per share
Basic and fully diluted	19	(0.42)	(0.97)	(1.07)
Weighted average number of basic and fully diluted common shares (in 000’s)		25,545	22,714	18,381

(1) The consolidated statement of operations and comprehensive loss for fiscal year 2019 reflects the adoption of IFRS 16 on January 1, 2019, and for fiscal year 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated.

The accompanying notes are an integral part of these financial statements.

Mogo Inc. Consolidated Statement of Changes in Equity (Deficit) (Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2016	18,280	$45,655	$3,945	$(43,898)	$5,702
Loss and comprehensive loss	-	-	-	(19,729)	(19,729)
Shares issued, net	3,750	24,397	-	-	24,397
Shares issued – convertible debentures (Note 15)	142	814	-	-	814
Stock based compensation	-	-	1,343	-	1,343
Options exercised	62	250	(102)	-	148
Conversion of restricted share units (“RSUs”)	41	273	(273)	-	-
Equity component of convertible debentures	-	-	973	-	973
Amortization of warrants	-	-	147	-	147
Balance, December 31, 2017(1)	22,275	71,389	6,033	(63,627)	13,795

	Number of shares (000s)	Share capital	Contributed Surplus	Deficit	Total
Balance, December 31, 2017	22,275	$71,389	$6,033	$(63,627)	$13,795
Impact of adopting IFRS 9 at January 1, 2018	-	-	-	(5,135)	(5,135)
Balance, January 1, 2018	22,275	71,389	6,033	(68,762)	8,660
Loss and comprehensive loss	-	-	-	(22,022)	(22,022)
Shares issued – convertible debentures (Note 15)	766	3,157	(132)	-	3,025
Share issuance costs	-	(38)	-	-	(38)
Stock based compensation	-	-	1,320	-	1,320
Options and restricted share units (“RSUs”) exercised	186	537	(226)	-	311
Amortization of warrants	-	-	50	-	50
Balance, December 31, 2018(1)	23,227	75,045	7,045	(90,784)	(8,694)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2018	23,227	$75,045	$7,045	$(90,784)	$(8,694)
Loss and comprehensive loss	-	-	-	(10,825)	(10,825)
Incremental share issuance – acquisition of Difference Capital Financial Inc. (Note 21)	3,176	14,867	-	-	14,867
Issuance of replacement stock-based awards – acquisition of Difference Capital Financial Inc. (Note 21)	-	-	682	-	682
Conversion of warrants (Note 24d)	337	1,534	-	-	1,534
Shares issued – convertible debentures (Note 15)	367	1,568	(19)	-	1,549
Stock based compensation	-	-	1,732	-	1,732
Options and restricted share units (“RSUs”) exercised	451	1,486	(716)	-	770
Amortization of warrants	-	-	137	-	137
Balance, December 31, 2019	27,558	94,500	8,861	(101,609)	1,752

(1) The consolidated statement of changes in equity (deficit) for the fiscal year 2019 reflects the adoption of IFRS 16 on January 1, 2019, and for the fiscal year 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated.

The accompanying notes are an integral part of these financial statements.

Mogo Inc. Consolidated Statement of Cash Flows (Expressed in thousands of Canadian Dollars)

		Years ended December 31,
	Note	December 31, 2019	December 31, 2018(1)	December 31, 2017(1)
Cash provided by (used in) the following activities:
Operating activities
Net loss and comprehensive loss		(10,825)	(22,022)	(19,729)
Items not affecting cash:
Depreciation and amortization		8,049	6,875	3,489
Post media warrant and setup fee expenses	24(d)	274	187	558
Gain on acquisition	21	(14,786)	-	-
Other		286	-	-
Impairment of equipment	9	-	1,105	118
Provision for loan losses	5	19,899	18,406	13,343
Credit facility and debenture interest expense		19,787	17,389	14,681
Stock based compensation expense		1,732	1,320	1,343
Unrealized loss (gain) on derivative liability		570	(1,733)	2,207
Unrealized foreign exchange (gain) loss		(296)	668	(403)
Unrealized gain on investment portfolio		(100)	-	-
		24,590	22,195	15,607
Changes in:
Net issuance of loans receivable		(22,207)	(36,428)	(24,927)
Investment tax credits		-	343	(186)
Prepaid expenses, deposits and other assets	6	239	(1,824)	(462)
Accounts payable and accruals	11	(323)	1,412	1,474
Cash generated from operating activities		2,299	(14,302)	(8,494)
Interest paid		(17,509)	(14,901)	(12,864)
Net cash used in operating activities		(15,210)	(29,203)	(21,358)

Investing activities
Purchases of property and equipment		(647)	(3,409)	(404)
Investment in intangible assets		(8,438)	(7,644)	(5,017)
Net cash used in investing activities		(9,085)	(11,053)	(5,421)

Financing activities
Net proceeds from issuance of convertible debentures		-	-	13,528
Net proceeds from issuance of common shares		-	-	24,397
Cash acquired upon acquisition of Difference Capital Financial Inc.	21	10,246	-	-
Proceeds from sale of investment	8	2,114	-	-
Lease liabilities – principal payments		(833)	-	-
Net advances from debentures		2,201	1,410	-
Net advances from credit facilities		(225)	18,414	10,642
Cash payments on options exercised		770	311	148
Net cash provided by financing activities		14,273	20,135	48,715

Net decrease in cash		(10,022)	(20,121)	21,936
Cash and cash equivalent, beginning of year		20,439	40,560	18,624
Cash and cash equivalent, end of year		10,417	20,439	40,560

(1) The consolidated statement of cash flows for the years ended December 31, 2019 and December 31, 2018 reflects the adoption of IFRS 16 on January 1, 2019 and IFRS 9 on January 1, 2018. The comparative information has not been restated.

The accompanying notes are an integral part of these financial statements.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

1.	Nature of operations

Mogo Inc. (formerly Difference Capital Financial Inc.) (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”) as further described in Note 17. The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, these financial statements reflect the continuing financial statements of Mogo Finance.

The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Using the Mogo platform, users can sign up for a free account and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. With the marketing partnership with one of Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

2.	Basis of presentation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these consolidated financial statements were based on IFRS issued and outstanding at December 31, 2019.

The Company presents its consolidated statement of financial position on a non-classified basis in order of liquidity.

These consolidated financial statements were authorized for issue by the Board of Directors (the “Board”) on March 26, 2020.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to notes 11, 13, 14, 15 and 23 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries functional currency.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

2.	Basis of presentation (Continued from previous page)

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its direct and indirect wholly-owned subsidiaries, Mogo Finance, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its special purpose entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

An entity is consolidated if the Company concludes that it controls the entity. The following circumstances may indicate a relationship in which, in substance, Mogo controls and therefore consolidates the entity:

•	The Company has power over the entity whereby the Company has the ability to direct the relevant activities (i.e., the activities that affect the entity’s returns);

•	The Company is exposed, or has rights, to variable returns from its involvement with the entity; and

•	The Company has the ability to use its power over the entity to affect the amount of the entity’s returns.

Special purpose entities (“SPEs”) are entities that are created to accomplish a narrow and well-defined objective such as the execution of a specific borrowing or lending transaction. An SPE is consolidated, if based on an evaluation of the substance of its relationship with the Company, and the SPE’s risks and rewards, the Company concludes that it controls the SPE. Mogo’s activities with respect to the Trust has resulted in the Company consolidating the Trust within these consolidated financial statements.

All inter‑company balances, income and expenses and unrealized gains and losses resulting from inter‑company transactions are eliminated in full.

3.	Significant accounting policies

(a)	Revenue recognition

Revenue is comprised of subscription and services, interest revenue and loan fees from our legacy short-term loan products, which were phased out in the third quarter of 2018.

For the year ended December 31, 2017, revenue was recognized under IAS 18, Revenue. The Company recognized interest income, loan fees, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. For short-term loans that the Company offered, loan fees were recognized when assessed to the customer. For line of credit accounts, interest was recognized during the period based upon the balance outstanding and the contractual interest rate, and fees were recognized when assessed to the customer. For installment loans, revenue was recognized on an effective interest basis over the term of the loan and fees were recognized when assessed to the customer. Non-sufficient funds fees were recognized when the underlying transactions had been completed and collection was reasonably assured. Mortgage brokerage commissions were recognized once the mortgage was funded by the third-party lender. Revenue from MogoSpend and MogoProtect were recognized when services were rendered. We recorded revenue on a net basis for those sales in which we had in substance acted as an agent or broker in the transaction

On January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s consolidated financial statements.

For the years ended December 31, 2018 and 2019 the Company recognizes interest revenue, loan fees, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. We record revenue on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

Subscription and services is comprised of MogoProtect subscriptions, MogoSpend revenue, MogoMortgage brokerage commissions, premium account revenues, loan protection premiums, MogoCrypto revenue, Bitcoin mining revenue, and other fees and charges. Subscription and services revenue is measured based on the consideration specified in a contract with customers. The Company recognizes revenue when control of the services are transferred to the customer.

Interest revenue represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans. For line of credit accounts, interest is recognized on an effective interest basis during the period, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective interest basis over the term of the loan and fees are recognized when assessed to the customer.

In 2018, the Company, through a third-party hosting agreement, joined a Bitcoin mining pool that provided transaction verification services on the Bitcoin network. As there is no definitive guidance in IFRS for the accounting of digital currency mining activities, management has exercised judgement in determining this accounting treatment for the recognition of revenue from Bitcoin mining. The Company received Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value (“FV”) according to the spot price at the time they were mined. Bitcoin is considered earned upon the addition of a block to the Bitcoin blockchain at which time the economic benefit is received and can be reliably measured. The Company ceased its Bitcoin operation in June 2019.

For legacy short-term loans that the Company offered during 2017 and 2018, loan fees were recognized when assessed to the customer.

(b)	Cost of revenue

Cost of revenue consists of provision for loan losses and transaction costs. Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees, and certain fees related to the MogoSpend and MogoProtect programs.

(c)	Financial instruments

For the year ended December 31, 2017, financial instruments were within the scope of IAS 39, Financial Instruments: Recognition and Measurement. Financial assets and liabilities were recognized when the Company became a party to the contractual provisions of the instrument. Financial assets were derecognized when the rights to receive cash flows from the assets had expired or had been transferred and the Company had transferred substantially all risks and rewards of ownership. Financial liabilities were derecognized when the obligation specified in the contract was discharged, cancelled or expired.

All financial instruments were measured at fair value on initial recognition. Measurement in subsequent periods depended on the instrument’s classification. The Company had implemented the following classifications:

Cash consisted of cash on hand and demand deposits.

Loans receivable were classified as “loans and receivables” and were initially recognized at fair value. Loans receivable were subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

Accounts payable and accruals, deferred revenue, credit facilities, debentures, and convertible debentures were classified as “other financial liabilities” and were initially recorded at fair value, net of any transaction costs incurred. Subsequently, these items were measured at amortized cost using the effective interest method.

Derivative financial liabilities were classified as “financial liabilities at fair value through profit or loss” and were initially and subsequently measured at fair value. The changes in fair value were recorded as a gain or loss in the consolidated statement of operations and comprehensive loss.

Financial assets were assessed at each reporting date to determine whether there was any objective evidence that they were impaired. A financial asset was considered to be impaired if objective evidence indicated that one or more events had a negative effect on the estimated future cash flows of that asset. An impairment loss was calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at their original effective interest rate.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

The allowance for loan losses was a provision that was netted against gross loans receivable on the Company’s consolidated statement of financial position. The allowance for loan losses provided for a portion of future charge offs that had not yet occurred within the portfolio of loans receivable that existed at the reporting date. It was determined by the Company using a standard calculation that considered i) the relative maturity of the loans within the portfolio, ii) the long-term expected charge off rates based on actual historical performance and iii) the long-term expected charge off pattern (timing) for a vintage of loans over their life based on actual historical performance. The allowance for loan losses essentially estimated the charge offs that were expected to occur over the subsequent six-month period for loans that existed as of the statement of financial position date. Loan balances which were delinquent greater than 180 days were written off against the allowance for loan losses.

Impairment losses were recognized in consolidated statement of operations and comprehensive loss. An impairment loss was reversed if the reversal could be related objectively to an event occurring after the impairment loss was recognized

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s consolidated financial statements.

For the years ended December 31, 2018 and 2019 financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of operations and comprehensive loss.

Classification and measurement of financial assets and financial liabilities

At initial recognition, the Company measures a financial asset at its fair value plus, and in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Financial liabilities are recognized initially at fair value and are classified as amortized cost or as fair value through profit or loss (“FVTPL”). A financial liability is classified as at FVTPL if it is classified as held-for trading, it is a derivative or it is designated as such on initial recognition.

The Company classifies its financial assets between those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and those to be measured at amortized cost. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at fair value through other comprehensive income (“FVOCI”) if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

The Company’s financial instruments measured at amortized cost include cash and cash equivalents, loans receivable, accounts payable and accruals, credit facilities, debentures, and convertible debentures.

The Company’s financial instruments measured at FVTPL include the investment portfolio and derivative instruments.

Realized gains or losses on the disposal of investments are determined based on the weighted average cost. Unrealized gains or losses on investments derivative instruments are determined based on the change in fair value at each reporting period. Interest income is recorded on an accrual basis.

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on loans receivable at each reporting period date. Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The Company routinely refinances its existing customers, and accordingly, does not consider a modification to be an indicator of increased credit risk. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of loans receivable subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Loans receivable are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a loan receivable, using a probability-weighted approach that reflects reasonable and supportable information about historical loss rates, post-charge off recoveries, current conditions and forward-looking indicators such as bank rates and unemployment rates. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped according to product type, customer tenure and aging for the purpose of assessing ECLs. Historical loss rates and probability weights are re-assessed quarterly and subject to management review.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

(d)	Property and equipment

All property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

All assets having limited useful lives are depreciated using the declining balance method at rates intended to depreciate the cost of assets over their estimated useful lives except leasehold improvements, which are depreciated straight line over the term of lease.

The depreciation rate for each class of asset during the current and comparative period are as follows:

Rate
Computer equipment	30%
Computer equipment – Bitcoin rigs	75%
Furniture and fixtures	20%
Leasehold improvements	Term of lease

The useful lives of items of property and equipment are reviewed periodically, and the useful life is altered if estimates have changed significantly.

(e)	Intangible assets

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

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. During the period of development, the asset is tested for impairment annually.

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

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of operations and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized in the consolidated statement of operations and comprehensive loss.

(f)	Foreign currencies

Transactions in foreign currencies are initially recorded at the foreign currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the Company at the rates prevailing on the reporting date. The Company has no subsidiaries or foreign operations with a functional currency other than Canadian dollars.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates in effect at the date of the reporting period.

(g)	Income taxes

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

(h)	Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made, providing there is reasonable assurance of recovery.

(i)	Sales tax

Revenue, expenses and assets are recognized net of the amount of sales tax except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of amounts receivable or accounts payable and accrued liabilities in the consolidated statement of financial position.

(j)	Provisions

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

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

(k)	Earnings per share

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

(l)	Share-based payments

The Company measures equity settled stock options granted to directors, officers, employees and consultants based on their fair value at the grant date and recognizes compensation expense over the vesting period. Measurement inputs include the Company’s share price on the measurement date, the exercise price of the option or warrant, the expected volatility of the Company’s shares, the expected life of the options or warrants, and the risk-free rate of return. Dividends are not factored in as the Company does not expect to pay dividends in the foreseeable future. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate.

For each restricted share unit (“RSU”) granted to directors, officers and employees, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.

Share-based payment arrangements with non-employees in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. The share-based payments are measured based on the fair value of the goods or services received if the fair value can be reliably measured. Otherwise, the share-based payments are measured based on the fair value of the share-based awards using the expected life, risk free interest rate, volatility, and fair value of the underlying equity instrument at the time the goods or services are received.

For each restricted share unit (“RSU”) granted, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.

(m)	Business combination

The Company uses acquisition method of accounting for its business combination. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any gain on purchase is recognized in profit or loss immediately. Transaction cost are expenses as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationship. Such amounts are generally recognized in statement of operations and comprehensive loss.

Share-based payment awards (replacement awards) are required to be exchanged for awards held by acquiree’s employees, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market based measure of the acquiree’s awards and the extent to which the replacement awards related to pre-acquisition services

(n)	Cash and cash equivalent

Cash and cash equivalent in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

(o)	Significant accounting judgements, estimates and assumptions

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

Expected credits losses

In applying its accounting policy for the expected credit loss model the Company applies judgment in defining significant increase in credit losses, defaults, and its write-offs policy. Refer to note 5 for further details.

Significant accounting estimates and assumptions

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically, and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statement of operations and comprehensive loss in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

(i)	Useful life of property and equipment and intangible assets and asset impairment

Estimated useful lives of property and equipment and intangible assets are based on management’s judgment and experience.

When management identifies that the actual useful lives for these assets differ materially from the estimates used to calculate depreciation and amortization, that change is adjusted prospectively. Due to the significant investment in intangible assets by the Company, variations between actual and estimated useful lives could impact operating results both positively and negatively. Asset lives, depreciation and amortization methods, and residual values are reviewed at the end of each reporting period.

The Company at the end of each reporting period assesses the recoverability of values assigned to property and equipment and intangible assets after considering potential impairment indicated by such factors as significant changes in technological, market, economic or legal environment, business and market trends, future prospects, current market value and other economic factors. If there is any indication in performing its review of recoverability, management estimates either the value in use or fair value less costs to sell.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

(ii)	Allowance for loan losses

Our provision for loan losses consists of amounts charged to the consolidated statement of operations and comprehensive loss during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, our expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

(iii)	Fair value of share-based payments

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

(iv)	Fair value of privately held investments:

Estimating fair value requires that significant judgment be applied to each individual investment. For privately held investments, the fair value of each investment is measured using the most appropriate valuation methodology or combination of methodologies in the judgment of management in light of the specific nature, facts and circumstances surrounding that investment. This may take into consideration, but not be limited to, one or more of the following: valuations of recent or in-progress funding rounds, forward revenue and earnings projections, comparable peer valuation multiples, and the initial cost base of the investment. Actual results could differ significantly from these estimates.

(p)	New and amended standards and interpretations

Commencing January 1, 2019, the Company applied for the first time, IFRS 16, Leases. The nature and effect of the changes as a result of adoption of this new accounting standard is described below.

Certain other IFRS amendments and interpretations became effective on January 1, 2019, but do not have an impact on the consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Summary of IFRS 16 adoption with new accounting policies and significant judgments:

(i)	IFRS 16, Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, and other related Standard Interpretations Committee (“SIC”) interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. The lessor will continue to classify any leases as either an operating or finance lease using similar principles as IAS 17. Therefore, IFRS 16 did not have any material impacts for leases where the Company is the lessor.

On adoption of IFRS 16, the Company recognised lease liabilities in relation to property leases, which had previously been classified as ‘operating leases’ under the principal of IAS 17. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments discounted at 6%, which reflects the lessee’s incremental borrowing rate to finance the purchase of similar property. The Company has applied IFRS 16 using the modified retrospective approach, whereby the cumulative effect of adopting IFRS 16, if any, is recognized as an adjustment to opening retained earnings as at January 1, 2019, with no restatement of comparative information. Under this method, using the practical expedient available the Company has recognized the right of use assets equal to the lease liabilities less any lease incentives received.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments disclosed as at December 31, 2018	2,362
Less: operating costs	(872)
Lease component	1,490

Incremental borrowing rate as at January 1, 2019	6.0%
Discounted operating lease commitments at January 1, 2019	1,372
Add:
Lease liabilities recognized as at the date of initial application	3,322
Lease liabilities recognized as at January 1, 2019	4,694

The additional $3,322 of lease liabilities recognized represent lease payments arising from lease extension options for which the Company has no contractual commitment to exercise but is reasonably certain to do so.

The right-of-use assets associated with these property leases were initially measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to those leases recognized in the consolidated statement of financial position as at December 31, 2018.

Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the Standard:

-	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
-	reliance on previous assessments on whether leases are onerous;
-	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases; and
-	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessments previously made in applying IAS 17 and IFRIC 4.

Based on the foregoing, as at January 1, 2019:

-	Right-of-use assets of $4,352 were recognized and presented separately in the consolidated statement of financial position.
-	Lease liabilities of $4,694 were recognized and presented separately in the consolidated statement of financial position.
-	Lease inducements of $223 related to previous operating leases were derecognized.

Summary of new accounting policies

The Company has adopted the following new accounting policies upon implementation of IFRS 16 on January 1, 2019:

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct cost incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the lease term. Right-of-use assets are subject to evaluation of potential impairment.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

Lease liabilities

The Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance fixed payments) . Variable payments are recorded in general and administration expenses as incurred.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expenses in the period incurred.

Summary of new significant judgments

Determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its agreements to lease the assets for additional terms of one to ten years. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, including the consideration of all relevant factors that create an economic incentive to exercise the renewal option. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew. The Company included the renewal period as part of the lease term for substantially all its property leases due to the significance of these assets to its operations.

4.	Recast of Prior Period Amounts

During 2019, the Company changed its presentation of loan protection revenue and associated costs. Historically, the Company presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $4,628 in 2019, $4,727 in 2018, and $3,133 in 2017. The changes to the presentation of loan protection revenue and associated costs did not have an impact on the Company’s gross profit.

As well, to conform to current year presentation, certain amounts historically presented as transaction costs but are not incremental to earning revenue have been reclassified to operating expenses.

There is no impact on net loss and comprehensive loss and the consolidated statement of financial position, consolidated statement of changes in equity and the consolidated statement of cash flows remain unchanged as a result of this recast.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

4.	Recast of Prior Period Amounts (Continued from previous page)

The impact of the changes to the presentation of revenue is as follows:

	2018 (Previously reported)	Loan protection recast	Other recast	2018 (Revised)

Total revenue	61,277	(4,727)	-	56,550
Cost of revenue	(22,426)	4,727	765	(16,934)
Gross profit	38,851	-	765	39,616

Operating expenses
Technology and development	14,747	-	281	15,028
Marketing	8,772	-	-	8,772
Customer service and operations	8,383	-	-	8,383
General and administration	11,177	-	484	11,661
Total operating Expenses	43,079	-	765	43,844

Loss from operations	(4,228)	-	-	(4,228)

	2017 (Previously reported)	Loan protection recast	Other recast	2017 (Revised)

Total revenue	48,681	(3,133)	-	45,548
Cost of revenue	(15,872)	3,133	795	(11,944)
Gross profit	32,809	-	795	33,604

Operating expenses
Technology and development	11,373	-	287	11,660
Marketing	6,854	-	-	6,854
Customer service and operations	7,663	-	-	7,663
General and administration	9,826	-	508	10,334
Total operating Expenses	35,716	-	795	36,511

Loss from operations	(2,907)	-	-	(2,907)

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

5.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The Company phased out its legacy short-term loan products from its business in 2018. The breakdown of the Company’s gross loans receivable as at December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019	December 31, 2018
Current	69,949	62,439
Non-Current	34,726	39,317
	104,675	101,756

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 ECL measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

As at December 31, 2019
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	87,910	-	-	87,910
Satisfactory	1-30 days past due	3,240	-	-	3,240
Lower risk	31-60 days past due	-	1,650	-	1,650
Higher risk	61-90 days past due	-	1,289	-	1,289
Non-performing	91+ days past due or bankrupt	-	-	10,586	10,586
	Gross loans receivable	91,150	2,939	10,586	104,675
	Allowance for loan losses	(7,477)	(1,784)	(6,759)	(16,020)
	Loans receivable, net	83,673	1,155	3,827	88,655

		As at December 31, 2018
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	88,035	-	-	88,035
Satisfactory	1-30 days past due	3,097	-	-	3,097
Lower risk	31-60 days past due	-	1,838	-	1,838
Higher risk	61-90 days past due	-	1,240	-	1,240
Non-performing	91+ days past due or bankrupt	-	-	7,546	7,546
	Gross loans receivable	91,132	3,078	7,546	101,756
	Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
	Loans receivable, net	84,181	960	1,206	86,347

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

5.	Loans receivable (Continued from previous page)

The following tables show reconciliations from the opening to the closing balance of the loss allowance:

	As at December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2019	6,951	2,118	6,340	15,409
Gross loans originated	4,296	-	-	4,296
Principal payments	(2,536)	(449)	(912)	(3,897)
Re-measurement of allowance before transfers	523	(197)	(20)	306
Re-measurement of amounts transferred between stages	(84)	1,528	17,750	19,194
Transfer to (from)
Stage 1 – 12 month ECLs	96	(76)	(20)	-
Stage 2 - Lifetime ECLs	(238)	240	(2)	-
Stage 3 - Lifetime ECLs	(1,529)	(1,381)	2,910	-
Net amounts written off against allowance	-	-	(19,288)	(19,288)
Balance as at December 31, 2019	7,479	1,783	6,758	16,020

	As at December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2018	6,853	1,579	4,137	12,569
Gross loans originated	6,519	-	-	6,519
Principal payments	(2,999)	348	(1,084)	(3,735)
Re-measurement of allowance before transfers	(1,853)	(525)	(14)	(2,392)
Re-measurement of amounts transferred between stages	(34)	1,846	16,202	18,014
Transfer to (from)
Stage 1 – 12 month ECLs	39	(24)	(15)	-
Stage 2 - Lifetime ECLs	(270)	270	-	-
Stage 3 - Lifetime ECLs	(1,303)	(1,377)	2,680	-
Net amounts written off against allowance	-	-	(15,566)	(15,566)
Balance as at December 31, 2018	6,952	2,117	6,340	15,409

The overall changes in the allowance for loan losses are summarized below:

Allowance for loan losses	Year ended December 31, 2019	Year ended December 31, 2018
Balance, beginning of period	15,409	7,434
January 1, 2018 IFRS 9 adjustment	-	5,135
Provision for loan losses	19,899	18,406
Charge offs	(19,288)	(15,566)
Balance, end of period	16,020	15,409

The provision for loan losses in the consolidated statement of operations and comprehensive loss is recorded net of recoveries of $1,737 (2018- $2,039).

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

6.	Prepaid expenses, deposits and other assets

	2019	2018
Prepaid expenses	1,150	1,534
Deposits and other receivables	2,098	1,967
	3,248	3,501

7.	Related party transactions

Related party transactions during the year ended December 31, 2019 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2019 totaled $348 (December 31, 2018 – $3,300) with principal amounts maturing on July 2, 2022, being the maturity date of the Credit Facility – Other (see note 13 for details). The debentures bear annual interest rates from 10.0% to 18.0% (December 31, 2018 – 12.0% to 18.0%) with interest expense of $258 for the year ended December 31, 2019 (December 31, 2018 – $538, December 31, 2017 - $498). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are subordinated to the Credit Facility – Other (note 13c).

On June 28, 2019, the Company sold its minority interest in Wekerloo Developments Inc., which is majority-owned by one of the Company’s directors, to an arms’ length buyer for proceeds of $2,100, equivalent to its initial cost recognized on the consolidated statement of financial position, resulting in no gain or loss on disposition.

Key management personnel

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. Key management personnel consist of officers and directors.

Aggregate compensation of KMP during the year consisted of:

	2019	2018
Salary and short-term benefits	1,554	2,087
Share – based payments	368	489
	1,922	2,576

8.	Investment portfolio

Investments consist of the following by investment type:

	December 31, 2019	December 31, 2018
Equities	20,590	-
Partnership interests and others	200	-
	20,790	-

In 2019, the Company received cash proceeds of $294 from its investment portfolio following the restructuring of certain debentures.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

9.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Additions	3,814	2	-	3,816
Impairment	(1,105)	-	-	(1,105)
Balance at December 31, 2018	5,046	1,502	2,509	9,057
Additions	186	3	-	189
Disposals	(719)	(325)	-	(1,044)
Balance at December 31, 2019	4,513	1,180	2,509	8,202

Accumulated depreciation
Balance at December 31, 2017	1,387	748	1,005	3,140
Depreciation	2,285	151	465	2,901
Balance at December 31, 2018	3,672	899	1,470	6,041
Depreciation	749	116	465	1,330
Disposals	(660)	(282)	-	(942)
Balance at December 31, 2019	3,761	733	1,935	6,429

Net book value
At December 31, 2018	1,374	603	1,039	3,016
At December 31, 2019	752	447	574	1,773

During 2018, the Company recognized an impairment of $1,105 on its bitcoin mining equipment. As of December 31, 2019, these assets have been fully amortized.

Depreciation of $465 for the year ended December 31, 2019 (December 31, 2018 - $465, December 31, 2017 - $457) is included in general and administration expenses. Depreciation expense of $865 for the year ended December 31, 2019 (December 31, 2018 - $2,436, December 31, 2017 - $525) for all other property and equipment is included in technology and development costs.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

10.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Acquired software licences	Total
Cost
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Additions	-	7,730	5	7,735
Transfers	10,373	(10,373)	-	-
Balance at December 31, 2018	26,901	898	3,356	31,155
Additions	-	8,438	-	8,438
Transfers	7,948	(7,948)	-	-
Balance at December 31, 2019	34,849	1,388	3,356	39,593
Accumulated depreciation
Balance at December 31, 2017	5,491	-	3,032	8,523
Amortization	3,883	-	91	3,974
Balance at December 31, 2018	9,374	-	3,123	12,497
Amortization	5,764	-	75	5,839
Balance at December 31, 2019	15,138	-	3,198	18,336
Net book value
At December 31, 2018	17,527	898	233	18,658
At December 31, 2019	19,711	1,388	158	21,257

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets of $5,839 for the year ended December 31, 2019 (December 31, 2018 – $3,974, December 31, 2017 - $2,506) is included in technology and development costs.

11.	Accounts payable and accruals

	2019	2018
Trade payables	7,128	4,567
Accrued expenses	2,801	2,072
Accrued wages and other benefits	575	1,842
Others	750	973
	11,254	9,454

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

12.	Leases

The Company has lease agreements for its office spaces. Leases generally have lease terms between 2 years to 5 years with an option to renew the lease after that date.

Information about leases for which the Company is a lessee is presented below:

Amount recognized in the consolidated statement of financial position:

Set out below are the carrying amounts of the Company’s right-of-use assets recognized and the movements during the year ended December 31, 2019.

Right-of-use assets (Leased Properties)
As at January 1, 2019	4,352
Modifications and renewals	1,228
Addition	121
Depreciation expense	(880)
As at December 31, 2019	4,821

Depreciation of right-of-use assets is included in general and administration expenses. Interest expense related to lease liabilities is included in debenture and other financing expense.

Set out below are the carrying amounts of lease liabilities and the movements during the year ended December 31, 2019.

Lease liabilities
As at January 1, 2019	4,694
Modifications and renewals	1,226
Addition	121
Interest expense	345
Payments	(1,178)
As at December 31, 2019	5,208

The Company has classified cash payment for the principal portion of lease payments as financing activities and cash payments for the interest portion as operating activities consistent with the presentation of interest payments chosen by the Company.

Amount recognized in the consolidated statement of operations and comprehensive loss:

Depreciation expense of right-of-use assets	880
Interest expense on lease liabilities	345
Expenses relating to short term leases	151
Variable lease payments	155
Total amount recognized in consolidated statement of operations and comprehensive loss	1,531

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

13.	Credit facilities

As of December 31, 2019, the Company had two credit facilities: the “Credit Facility – Liquid”, used to finance the Company’s installment loan products (the “Liquid loan portfolio”), and the “Credit Facility – Other”, used to finance the Company’s other loan products. Both credit facilities are subject to variable interest rates that reference LIBOR, or under certain conditions, the Federal Funds Rate in effect.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through the Trust, a special purpose entity. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on September 1, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%), payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. As at December 31, 2019, LIBOR was 1.74% (December 31, 2018 – 2.50%, December 31, 2017 – 1.56%). Interest expense on the Credit Facility - Liquid is included in credit facility interest expense in the consolidated statement of operations and comprehensive loss. Subsequent to December 31, 2019, the Credit Facility – Liquid was extinguished (see note 26).

On December 31, 2019, the Company amended its Credit Facility – Other. The amendments lowered the effective interest rate from a maximum of LIBOR plus 12.5% (with a LIBOR floor of 2%) to LIBOR plus 9% (with a LIBOR floor of 1.5%) effective July 2, 2020, payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. In addition, the amendment increased the available loan capital from $50 million to $60 million and extended the maturity date of the facility by two years from July 2, 2020 to July 2, 2022. Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the $60 million facility.

The amendments have resulted in a substantial modification to the terms of the old agreement and accordingly the Company has derecognized the previous facility and has recognized a new facility at fair value. The difference between the carrying amount of the previous facility and fair value of the new facility of $180 has been recognized as a loss in the consolidated statement of operations and comprehensive loss.

	December 31, 2019	December 31, 2018
Credit Facility - Liquid
Funds drawn	29,255	32,375
Interest payable	191	237
Unamortized deferred financing cost	(222)	(554)
	29,224	32,058

Credit Facility - Other
Funds drawn	47,248	44,327
Interest payable	-	294
Unamortized deferred financing cost	-	(214)
	47,248	44,407

	76,472	76,465

Both credit facilities are subject to certain covenants and events of default. As of December 31, 2019, and December 31, 2018, the Company was in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statement of operations and comprehensive loss.

Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and will continue to refinance these credit facilities as they become due and payable.

The Company has pledged financial instruments as collateral against its credit facilities. Under the terms of the general security agreement, assets pledged as collateral primarily include cash and cash equivalents with a balance of $5,050 (2018 - $6,484) and loans receivable with a carrying amount equal to $88,655 (2018 - $86,347).

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

14.	Debentures

Debentures require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2018 – 10.0% and 18.0%, 2017 – 12% and 18.2%) with principal amounts due at various periods up to December 8, 2022. Interest expense on the debentures is included in debenture and other financing expense in the consolidated statement of operations and comprehensive income (loss). Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2022, being the maturity date of the Credit Facility – Other.

	December 31, 2019	December 31, 2018
Principal balance	43,496	41,625
Interest payable	543	531
	44,039	42,156

Management routinely reviews its outstanding debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance these long-term debentures as they become due and payable. The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2020	-
2021	-
2022	43,496
43,496

15.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to existing credit facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is May 31, 2020. The convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at a price of $5.00 per common share (the “Conversion Price”).

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

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

15.	Convertible debentures (Continued from previous page )

Early Conversion

The Company may at any time that the 20-day VWAP of the common shares exceeds 115% of the Conversion Price, subject to regulatory approval and provided no events of default have occurred, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at the Conversion Price of $5.00 per common share.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis and amortized as a component of accretion of the convertible debenture.

The following table summarizes the carrying value of the convertible debentures as at December 31, 2019:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, December 31, 2019	Net book value, December 31, 2018
Convertible debentures	11,705	916	12,621	12,912
Transaction costs	(1,223)	(95)	(1,318)	(1,346)
Net proceeds	10,482	821	11,303	11,566
Accretion in carrying value of debenture liability	1,786	-	1,786	1,056
Interest payable	105	-	105	108
Accrued interest	1,276	-	1,276	1,291
Interest converted in shares and paid	(1,276)	-	(1,276)	(1,291)
	12,373	821	13,194	12,730

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amount of $2,035 for the year ended December 31, 2019 (December 31, 2018 – $1,947, December 31, 2017 - $1,248) is included in debenture and other financing expense in the consolidated statement of operations and comprehensive loss. In 2019, the Company issued 308,502 shares in lieu of interest payable (December 31, 2018 – 367,270) and 58,200 (December 31, 2018 – 398,600) shares for the conversion of $291 of principal (December 31, 2018 – $1,993).

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

16.	Income taxes

(a)	Provision for income taxes

The major components of provision for income taxes are as follows:

	2019	2018	2017

Current tax expense	-	-	-
Deferred tax expense	-	-	-
Provision for income taxes	-	-	-

The reconciliation of the provision for income taxes to the amount of income taxes calculated using statutory income tax rates applicable to the Company in Canada is as follows:

	2019	2018	2017
Canadian federal and provincial recovery of income taxes using statutory rate of 27% (2018 – 27%, 2017 -27%)	(2,653)	(5,946)	(5,381)
Change in unrecognized deductible temporary differences and unused tax losses	4,534	6,098	4,397
Permanent differences and other	(1,881)	(152)	984
Provision for income taxes	-	-	-

(b)	Deferred tax assets

As at December 31, the Company’s deferred tax assets are as follows:

	2019	2018
Unused tax losses	37	141

(c)	Deferred tax liabilities

As at December 31, the Company’s deferred tax liabilities are as follows:

	2019	2018
Convertible debentures	-	67
Deferred cost	37	74
	37	141

(d)	Deductible temporary differences and unused tax losses

Deferred tax assets have not been recognised because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

16.	Income tax (Continued from previous page)

As at December 31, the Company has deductible temporary differences for which no deferred tax assets are recognized as follows:

	2019	2018
Property and equipment	2,103	2,250
Right-of-use assets, net lease liability	388	-
Intangible assets	3,205	4,368
Debentures	595	1,658
Convertible debentures	530	-
Financing costs	1,509	2,390
Research and development expenditures	1,437	1,163
Other	-	21
	9,767	11,850

As at December 31, the company has unused tax losses for which no deferred tax assets are recognised as follows:

	2019	2018
Expires 2024	610	610
Expires 2025	1,101	1,075
Expires 2026	2,136	2,136
Expires 2027	5,203	5,203
Expires 2028	2,064	2,064
Expires 2029	4,679	4,663
Expires 2030	3,698	3,698
Expires 2031	1,614	1,614
Expires 2032	4,854	4,849
Expires 2033	11,006	10,454
Expires 2034	8,420	7,416
Expires 2035	11,168	9,835
Expires 2036	18,886	19,008
Expires 2037	20,449	19,824
Expires 2038	20,214	16,277
Expires 2039	14,557	-
	130,659	108,726

17.	Revenue

Subscription and services

	2019	2018	2017
Revenue from contracts with customers	23,449	19,225	9,455
Other	1,862	2,325	-
Total	25,311	21,550	9,455

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

18.	Expenses by nature

	2019	2018	2017
Personnel expense	14,402	16,702	17,869
Marketing	9,119	8,291	5,916
Depreciation and amortization	8,049	6,875	3,489
Hosting and software licences	4,838	4,415	2,361
Credit verification costs	2,402	1,949	1,590
Professional services	2,099	1,281	1,389
Premises	326	1,036	1,053
Insurance and licenses	1,201	1,091	470
Others	2,236	2,204	2,374
	44,672	43,844	36,511

19.	Loss per share

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

The following reflects consolidated comprehensive loss and weighted average number of shares used in the basic and diluted loss per share computations:

	2019	2018	2017
Loss attributed to shareholders	(10,825)	(22,022)	(19,729)
Basic weighted average number of shares (in 000s)	25,545	22,714	18,381
Basic and diluted loss per share	(0.42)	(0.97)	(1.07)

The outstanding stock options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

20.	Capital management

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

The Company manages the following as capital:

	2019	2018
Share capital	94,500	75,045
Deficit	(101,609)	(90,784)
Debentures	44,039	42,156
Convertible debentures	12,373	11,889
Credit facilities	76,472	76,465

There have been no changes in the Company’s capital management objectives, policies and processes during the year. There are certain capital requirements of the Company resulting from the Company’s credit facility that include financial covenants and ratios. Management uses these capital requirements in the decisions made in managing the level and make-up of the Company’s capital structure. The Company was in compliance with all of the financial covenants as at December 31, 2019 and December 31, 2018.

Changes in the share capital of the Company over the year ended December 31, 2019 are mainly attributed to the business combination transaction as discussed in Note 21, conversion of convertible debentures and related interest, and the conversion of stock options and RSUs, as disclosed in Note 15 and Note 24, respectively.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

21.	Business combination

On June 21, 2019, Mogo Finance and the Company, formerly named Difference Capital Financial Inc. (“Difference”), completed a plan of arrangement (the “Business Combination”). Under the Business Combination, Mogo Finance amalgamated with a wholly-owned subsidiary of Difference. In connection with the Business Combination, Difference was continued into British Columbia and changed its name to Mogo Inc. and continues to execute on Mogo Finance’s vision of building the leading fintech platform in Canada.

Under the Business Combination, each outstanding common share of Mogo Finance, excluding the 2,549,163 Mogo Finance common shares held by Difference immediately prior to consummation of the Business Combination, was exchanged for one common share of the Company. All of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as the case may be, for common shares in the Company. The Business combination provided Mogo Finance access to $10,246 in cash and a portfolio of investments, which Mogo intends to liquidate, increasing the financial position and liquidity of the Company.

The Business Combination is accounted for as a reverse takeover under IFRS 3, where Mogo Finance is the accounting acquirer. Accordingly, these consolidated financial statements represent the continuing statements of Mogo Finance. The following table presents a reconciliation of the common shares outstanding immediately after the Business Combination:

Number of common shares
Mogo Finance common shares outstanding at June 20, 2019	24,101,405
Less: Mogo Finance common shares already held by Difference (not exchanged for common shares in Difference)	(2,549,163)
Difference common shares outstanding at June 20, 2019	5,725,821
Common shares of Mogo outstanding upon completion of the Business Combination	27,278,063
Common shares of Mogo Finance immediately before the Business Combination	24,101,405
Incremental issuance of common shares	3,176,658

In the period June 21, 2019 to December 31, 2019, the operations of Difference contributed revenue of $nil and net income of $283. If the acquisition had occurred on January 1, 2019, management estimates that proforma consolidated revenue would have been $68,143 and proforma consolidated net losses would have been ($8,514) for the year ended December 31, 2019. In determining these amounts, management has assumed the fair value adjustments, determined, that arose on the date of business combination would have been the same if the acquisition had occurred on January 1, 2019.

The fair value of incremental common shares issued as consideration under the Arrangement was based on the June 20, 2019 closing price of a Mogo Finance common share on the TSX of $4.68 per share. Difference’s outstanding stock-based awards at the acquisition date became exercisable for common shares of the Company according to the provisions thereof. Since Mogo Finance is the accounting acquirer, these awards are accounted for as replacement awards. The estimated fair value of the replacement awards attributed to the pre-acquisition and post-acquisition service periods are $682 and $225, respectively, measured as at June 21, 2019. The pre-acquisition amount has been included as part of the total consideration.

The previously disclosed provisional allocation of consideration to estimated fair values has been updated based on fair valuations completed on the investment portfolio as of the acquisition date. This resulted in a decrease of $1,100 to investment portfolio previously disclosed at $23,904 and a corresponding decrease to the gain on acquisition previously disclosed at $15,886.The following tables summarize the fair value of consideration transferred, and its final allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the June 21, 2019 acquisition date.

(a)	Purchase consideration:

Fair value of 3,176,658 incremental common shares issued	14,867
Fair value of replacement stock-based awards attributable to pre-acquisition service	682
Purchase consideration	15,549

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

21.	Business combination (Continued from previous page)

(b)	Purchase price allocation:

Cash and cash equivalents	10,246
Prepaid expenses, deposits and other assets	60
Investment portfolio	22,804
Accounts payable and accruals	(2,775)
Fair value of net identifiable assets acquired	30,335
Purchase consideration	15,549
Gain on acquisition	14,786

The $14,786 gain on acquisition is expressed net of $1,645 transaction costs incurred in the consolidated statement of operations and comprehensive loss.

22.	Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a)	Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

22.	Fair value of financial instruments (Continued from previous page)

(b)	Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. There has not been any transfer between fair value hierarchy levels during the year. The fair value disclosure of lease liabilities is also not required.

		Carrying amount				Fair value
December 31, 2019	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities	8	20,590	-	-	20,590	-	99	20,491	20,590
Partnership interest and other	8	200	-	-	200	-	-	200	200
		20,790	-	-	20,790
Financial assets not measured at fair value
Cash and cash equivalent		-	10,417	-	10,417	10,417	-	-	10,417
Loans receivable – current	5	-	69,949	-	69,949	-	69,647	-	69,647
Loans receivable – non-current	5	-	34,726	-	34,726	-	-	34,396	34,396
		-	115,092	-	115,092
Financial liabilities not measured at fair value
Accounts payable and accruals		-	-	11,254	11,254	-	11,253	-	11,253
Credit facilities	13	-	-	76,472	76,472	-	76,472	-	76,472
Debentures	14	-	-	44,039	44,039	-	44,867	-	44,867
Convertible debentures	15	-	-	12,373	12,373	-	12,373	-	12,373
		-	-	144,138	144,138

			Carrying amount				Fair value
December 31, 2018	Note		FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
Cash and cash equivalent			-	20,439	-	20,439	20,439	-	-	20,439
Loans receivable – current	5		-	62,439	-	62,439	-	62,439	-	62,439
Loans receivable – non-current	5		-	39,317	-	39,317	-	-	41,595	41,595
			-	122,195	-	122,195
Financial liabilities measured at fair value
Derivative financial liability	24	d	964	-	-	964	-	964	-	964
			964	-	-	964
Financial liabilities not measured at fair value
Accounts payable and accruals			-	-	9,454	9,454	-	9,454	-	9,454
Credit facilities	13		-	-	76,465	76,465	-	76,465	-	76,465
Debentures	14		-	-	42,156	42,156	-	44,782	-	44,782
Convertible debentures	15		-	-	11,889	11,889	-	11,889	-	11,889
			-	-	139,964	139,964

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

22.	Fair value of financial instruments (Continued from previous page)

(c)	Measurement of fair values:

(i)	Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Financial instrument measured at FV

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and FV
Investment portfolio:
Equities
Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership

Loan receivable – non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing of cash flows • Discount rate 12%	• Changes to the expected timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

22.	Fair value of financial instruments (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at December 31, 2019 and classified as Level 3:

	December 31, 2019	December 31, 2018
Opening balance December 31, 2018	-	-
Acquired in business combination with Difference	22,648	-
Disposal	(2,100)	-
Repayment of debenture	(14)	-
Unrealized gain on investment portfolio	157
Balance, end of period	20,691	-

(ii)	Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:

31 December 2019
	Adjusted market multiple (5% movement)	1,000	(1,000)

31 December 2018	Not applicable

During the year ended December 31, 2019, there were no transfers of assets or liabilities within the fair value hierarchy levels.

23.	Nature and extent of risk arising from financial instruments

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

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

23.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third-party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 10 for further details.

($000s)	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	1,455	1,481	1,370	1,355	1,274	3,881
Trade payables	7,128	-	-	-	-	-
Accrued wages and other expenses	4,126	-	-	-	-	-
Accounts payable	11,254	-	-	-	-	-
Interest – Credit Facilities (note 13)	7,959	6,813	3,407	-	-	-
Interest – Debentures (note 14, 15)	6,464	5,938	2,969	-	-	-
Purchase obligations	2,111	-	-	-	-	-
	29,243	14,232	7,746	1,355	1,274	3,881
Commitments – principal repayments
Credit Facility – Other (note 13)	-	-	47,248	-	-	-
Debentures and convertible debentures(1) (note 14, 15)	12,373	-	43,496	-	-	-
	12,373	-	90,744	-	-	-
Commitments – extinguished subsequent to year end
Credit Facility – Liquid (2) (note 13)	29,255	-	-	-	-	-

Total contractual obligations	70,871	14,232	98,490	1,355	1,274	3,881

(1) Convertible debentures mature on May 31, 2020 and is repayable in common shares at the discretion of the Company.

(2) Credit facility liquid was extinguished subsequent to year ended December 31, 2019. Refer to note 26 for more details.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include cash, investment portfolio, debentures, credit facilities and derivative financial liability.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

23.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% and 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at December 31, 2019, LIBOR is 1.74% (December 31, 2018 – 2.50%). A 50 basis point increase in LIBOR would increase annual credit facility interest expense by $464.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Currency risk Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $10.

(‘$000 in USD$)	December 31, 2019	December 31, 2018
Cash	322	874
Investment portfolio	5,080	-
Debentures	5,020	4,770

Other price risk

Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risks or currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market. Our investment portfolio comprises of non-listed closely held equity instruments which are not exposed to market prices. Fair valuation of our investment portfolio is conducted on a quarterly basis.

24.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at December 31, 2019, there are 27,557,763 common shares and no preferred shares issued and outstanding.

(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of common shares reserved for issuance under the Plan is the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. As a result of the Business Combination described in Note 13, there are an additional 536,000 options issued and outstanding as at December 31, 2019, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). These 536,000 options outstanding do not contribute towards the maximum number of common shares reserved for issuance under the Plan as described above.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

24.	Equity (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2017	3,099		3.80	1,529	3.85
Options granted	468	1.26	4.13
Exercised	(156)		1.99
Forfeited	(303)		4.38
As at December 31, 2018	3,108		3.88	1,965	3.80
Options granted	817	1.86	4.06
Replacement awards (Note 21)	536	1.69	2.64
Exercised	(356)		2.16
Forfeited	(408)		5.11
As at December 31, 2019	3,697		4.05	2,833	4.12

The above noted options have expiry dates ranging from November 2021 to December 2029.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2019	For the year ended December 31, 2018
Risk-free interest rate	1.17% - 1.83%	2.07% – 2.47%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share based compensation costs related to options and RSUs for the year ended December 31, 2019 were $1,732 (2018 - $1,320).

(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

24.	Equity (Continued from previous page)

Details of outstanding RSUs as at December 31, 2019 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2017	145
Granted	164
Converted	(30)
Expired	(33)
Outstanding, December 31, 2018	246
Granted	-
Converted	(94)
Expired	(11)
Outstanding, December 31, 2019	141

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2018	1,779	2.66	982	2.42
Warrants exercised	(583)	2.05	-	-
As at December 31, 2019	1,196	2.96	982	2.96

The 1,196,120 warrants outstanding noted above have expiry dates ranging from January 2021 to January 2023.

On June 17, 2019, our lender exercised all of its warrants to purchase 583,333 of the Company’s common shares at an exercise price of $2.05 per share. The warrants were exercised via a net equity settlement option included in the warrant certificate. As a result, the warrants were net settled on a cashless basis, with reference to the $4.85 volume weighted average trading price (“VWAP”) of Mogo Finance’s common shares on the TSX for the 5 trading days prior to the exercise date. The cashless exercise resulted in the net issuance of 336,871 common shares, and also resulted in the extinguishment of the derivative financial liability, fair valued at $1,534 as at the exercise date, on the consolidated statement of operations and comprehensive loss.

On January 25, 2016, in connection with the original marketing collaboration agreement (the “Postmedia Agreement”) with Postmedia Network Inc. (“Postmedia”), Mogo issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants were to vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets.

Effective January 2018, the Postmedia Agreement was extended for an additional two years beyond the end of the current agreement, as described in Note 7. In connection with this amendment, Postmedia and Mogo agreed to change the vesting and term of the 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and ii) their term is extended an additional two years, now expiring January 2023.

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

25.	Cash flow changes from financing activities

Details of changes in financing activities for the year ended December 31, 2019 are as follows:

			Non-cash changes
	January 1, 2019	Cash flows	Conversion/ Other	Foreign exchange	Fair Value/ Amortization	December 31, 2019
Share capital	75,045	770	18,685	-	-	94,500
Credit facility	76,465	(565)	-	-	572	76,472
Debentures	42,156	2,213	-	(330)	-	44,039
Convertible debentures	11,889	-	(276)	-	760	12,373
Lease liability	4,694	(833)	1,347	-	-	5,208
Derivative financial liability	964	-	(1,534)	-	570	-
Total	211,213	1,585	18,222	(330)	1,902	232,592

Details of changes in financing activities for the year ended December 31, 2018 are as follows:

			Non-cash changes
	January 1, 2018	Cash flows	Conversion	Foreign exchange	Fair Value/ Amortization	December 31, 2018
Share capital	71,389	311	3,345	-	-	75,045
Credit facility	57,496	18,559	-	-	410	76,465
Debentures	40,240	1,381	-	535	-	42,156
Convertible debentures	12,988	-	(1,751)	-	652	11,889
Derivative financial liability	2,697	-	-	-	(1,733)	964
Total	184,810	20,251	1,594	535	(671)	206,519

26.

Subsequent Events

Effective January 1, 2020, Mogo amended and extended the Postmedia Agreement for an additional two years expiring on December 31, 2022. Under the amended and extended Postmedia Agreement, Postmedia will receive a quarterly revenue share payment of $263, reduced from $527 in Q4 2019. Further, subject to receipt of shareholder approval, the expiry date of 50% of the warrants previously issued to Postmedia will be extended to seven years such that the new expiry date will be January 25, 2023. Mogo also issued to Postmedia 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years.

On February 28, 2020, Mogo completed the sale of the majority of the Liquid Loan Portfolio to goeasy for gross consideration of $31,900. Mogo is also eligible for an additional performance-based payment of up to $1,500 payable upon achieving certain agreed-upon annual origination amounts under the 3-year lending partnership with goeasy.

On February 28, 2020, in conjunction with the sale of the majority of the Liquid Loan Portfolio, Mogo extinguished its Credit Facility – Liquid, which held a principal outstanding balance of approximately $28,700. As part of extinguishing the facility in advance of its maturity, Mogo paid a prepayment penalty of $2,500 of which $1,500 is payable in cash and of which $1,000 was settled in shares through the issuance of 306,842 common shares, priced at $3.259 per share.

Subsequent to December 31, 2019, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on our ability to obtain debt and equity financing, impairment of investments, increase in loan loss provisions, impairments in the value of our intangible assets and long-lived assets, or potential future decreases in revenue or the profitability of our ongoing operations.

ITEM 19:             EXHIBITS

Exhibit Number	Document Description
1.1	Notice of Articles of the Registrant (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on July 2, 2019)

1.2	Articles of the Registrant (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on July 2, 2019)

2.1

First Supplemental Convertible Debenture Indenture by and between the Registrant and Computershare Trust Company of Company, dated June 21, 2019 (incorporated by reference to Exhibit 99.33 of the Company’s report on Form 6-K/A filed with the SEC on July 3, 2019)

2.2

Second Supplemental Convertible Debenture Indenture by and between the Registrant and Computershare Trust Company of Company, dated May 27, 2020 (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K filed with the SEC on May 28, 2020)

2.3

Amended and Restated Subordination Agreement by and between the Registrant, Computershare and DB FSLF 50 LLC, dated May 27, 2020 (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K filed with the SEC on May 28, 2020)

4.1

Arrangement Agreement by and between the Registrant and Difference Capital Financial Inc., dated April 14, 2019 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on April 18, 2019)

4.2

Second Amended and Restated Marketing Collaboration Agreement by and between the Registrant and Postmedia Network Inc., effective January 1, 2020 (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on February 20, 2020)

4.3

Amended and Restated Revolving Credit and Guarantee Agreement among the Registrant, Mogo Finance Technology Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC, dated July 16, 2019, as amended by the First Amendment Agreement dated December 31, 2019 (incorporated by reference to Exhibit 99.1 of the Registrant’s report on Form 6-K filed with the SEC on February 20, 2020)

4.4	Amended Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-8, filed with the SEC on June 19, 2018)

4.5	Restricted Share Unit Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-8, filed with the SEC on June 19, 2018)

4.6

Employment Agreement by and between the Registrant and David Feller, dated February 27, 2014 (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F, filed with the SEC on April 29, 2019)

4.7

Employment Agreement by and between the Registrant and Gregory Feller, dated February 27, 2014 (incorporated by reference to Exhibit 4.8 of the Registrant’s annual report on Form 20-F, filed with the SEC on April 29, 2019)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Auditor (former) – MNP LLP

15.2	Consent of Independent (current) – KMPG LLP

83

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mogo Finance Technology Inc.

Date: May 28, 2020	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President and Chief Financial Officer

84