Form 20-F/A
period 2019-12-31
Mogo Inc.
filed 2020-07-06
CIK 1602842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

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

 ☐ Yes     ☒No

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

☐ Yes  ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Mogo Inc. (the “Company”) to amend the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2020 (the “Original Filing”). The Company is filing this Amendment solely to state that the Original Filing was delayed in reliance upon U.S. Securities and Exchange Commission Release No. 34-88465, dated March 25, 2020, which provided conditional relief to public companies that are unable to meet a filing deadline due to circumstances related to the novel coronavirus (“COVID-19”) by, among other things, providing an up to 45 day extension to the filing deadline for annual reports on Form 20-F. As previously disclosed on a Form 6-k filed by the Company on April 28, 2020, the Company required additional time to finalize its Original Filing due to circumstances related to COVID-19. As the result of the outbreak of COVID-19 and government and business continuity measures adopted in response thereto, the Company closed its corporate offices and requested that all employees work remotely. Restrictions on access to the Company’s facilities resulted in delays by the Company in its preparation of its Original Filing in time to be filed by the original due date of April 30, 2020.

Except as described above, the Amendment does not amend any information set forth in the Original Filing on May 28, 2020. Accordingly, the Amendment should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

3

ITEM 19: EXHIBITS

Exhibit Number	Document Description

12.1*	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer Pursuant to Section 3.02 of the Sarbanes- Oxley Act of 2002

________

*filed or furnished with the Amendment

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mogo Inc.

Date: July 6, 2020	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President and Chief Financial Officer

5