Form 40-F
period 2020-12-31
Mogo Inc.
filed 2021-03-26
CIK 1602842

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2020	Commission File Number:	001-38409

____________________

Mogo Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	7372	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)

2100-401 West Georgia St.

Vancouver, British Columbia V6B 5A1

Canada

(604) 659-4380

(Address and telephone number of registrant’s principal executive offices)

___________________

C T Corporation System 111 Eighth Avenue, 13th Floor New York, NY 10011 (212) 590-9070	Copies to: Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue, Suite 100 Los Angeles, CA 90071

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares	MOGO	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, there were 32,731,242 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes ☐  No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the Registrant was required to submit such files). ☒  Yes ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Mogo Inc. (the “Registrant” or the “Company”) are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended December 31, 2020;
●

the Registrant’s Audited Consolidated Financial Statements as at and for the years ended December 31, 2020 and 2019, including the notes thereto, together with the report of the independent registered public accounting firm thereon; and

●	the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2020.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Financial Accounting Boards, and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company incorporated by reference in this Annual Report may not be comparable to financial statements of United States companies.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), charge-off ratios, anticipated cash needs and its need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors described in the Annual Information Form incorporated by reference in this Annual Report.

The forward-looking statements made in this Annual Report relate only to events or information as of the date of this Annual Report and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this Annual Report, including the occurrence of unanticipated events. An investor should read this Annual Report with the understanding that our actual future results may be materially different from what we expect.

DISCLOSURE CONTROLS AND PROCEDURES

The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Minhas Mohamed, Michael Wekerle and Kees Van Winters as member of the Audit Committee, each of whom the Board has determined is independent, as that term is defined in the listing standards of the NASDAQ Global Market (“Nasdaq”) and Rule 10A-3 of the Exchange Act.

The Registrant’s Board of Directors has determined that the Audit Committee has at least two members, Minhas Mohamed and Michael Wekerle, who qualify as an audit committee financial expert under as defined in paragraph (8)(b) of General Instruction B of Form 40-F, and is independent, as defined in the listing standards of Nasdaq. A description of Mr. Minhas Mohamed and Mr. Michael Wekerle qualifications are included in the Annual Information Form, under the heading “Information on the Audit Committee”, which is incorporated herein by reference to Exhibit 99.3.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics is posted on the Registrant’s Internet website at www.mogo.ca, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant at the principal executive offices of the Registrant provided above. If there are any amendments to the code of ethics, the Registrant intends to provide a brief description of the amendment and a copy of the amendment via its website. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2020.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the Annual Information Form, under the heading “Audit Committee Oversight,” which is incorporated herein by reference to Exhibit 99.3.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included under the heading “Off-Balance Sheet Arrangements & Contractual Obligations” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Off-Balance Sheet Arrangements & Contractual Obligations” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

NASDAQ CORPORATE GOVERNANCE

The Registrant’s common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer, such as the Registrant, to follow its home country practice in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. For a discussion of the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements, please refer to our website at www.mogo.ca.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1*	Mogo Inc. Consolidated Financial Statements for the years ended December 31, 2020 and 2019, filed with the SEC as Exhibit 99.1 under cover of form 6-K on March 23, 2021
99.2*	Mogo Inc. Management’s Discussion and Analysis for the year ended December 31, 2020, filed with the SEC as Exhibit 99.2 under cover of form 6-K on March 23, 2021
99.3*	Annual Information Form for Mogo Inc. for the year ended December 31, 2020, filed with the SEC as Exhibit 99.1 under cover of form 6-K on March 26, 2021
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP

* Previously filed with the SEC

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

MOGO INC.

Date: March 26, 2021	By: /s/ Gregory Feller
Name: Gregory Feller
Title: President and Chief Financial Officer