Form 40-F
period 2021-12-31
Mogo Inc.
filed 2022-03-23
CIK 1602842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F
☐             Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒             Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2021	Commission File Number:	001-38409

Mogo Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	7372	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)
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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, there were 76,390,043 common shares outstanding.
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

Auditor Firm ID: 85	Auditor Name: KPMG LLP	Auditor Location: Vancouver, British Columbia, Canada

DOCUMENTS INCORPORATED BY REFERENCE
The following documents of Mogo Inc. (the “Registrant” or the “Company”) are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended December 31, 2021;
●
the Registrant’s Audited Consolidated Financial Statements as at and for the years ended December 31, 2021 and 2020, including the notes thereto, together with the report of the independent registered public accounting firm thereon; and

●	the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021.
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
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains
forward-looking
statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking
statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking
statements. The Company has based these
forward-looking
statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking
statements include, among other things, statements relating to the Company’s ability to navigate through the COVID-19 pandemic and the overall economic impact of same, the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquency ratios, the Company’s anticipated cash needs and its need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, the Company’s ability to protect, maintain and enforce its intellectual property, third-party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, the Company’s plans for and timing of expansion of its product and services, the Company’s future growth plans, the Company’s ability to attract new members and develop and maintain existing customers, the Company’s ability to attract and retain personnel, the Company’s expectations with respect to advancement of its product offering, the Company’s competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, the Company’s historical investment approach, objectives and strategy, including its focus on specific sectors, the structuring of its investments and its plans to manage its investments, and the Company’s expectations regarding the performance of certain sectors in which it has invested.
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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Not applicable
.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Christopher Payne, Michael Wekerle and Wendy Rudd as members of the Audit Committee, each of whom the Board has determined is independent, as that term is defined in the listing standards of the NASDAQ Global Market (“Nasdaq”) and Rule
10A-3
of the Exchange Act.
The Board has determined that two of the Audit Committee’s members, Christopher Payne and Michael Wekerle qualify as an audit committee financial expert as defined in paragraph (8)(b) of General Instruction B of Form
40-F.
A description of Mr. Christopher Payne and Mr. Michael Wekerle’s qualifications are included in the Annual Information Form, under the headings “Information on the Audit Committee” and “Directors and Officers – Biographies”, which is incorporated herein by reference to Exhibit 99.3.
CODE OF ETHICS
The Registrant has adopted a code of ethics that applies to all members of the Board, as well as its officers and employees. A copy of the code of ethics is posted on the Registrant’s Internet website at www.mogo.ca, and is available in print to any person without charge, upon written request to the Chief Legal Officer of the Registrant at the principal executive offices of the Registrant provided above. If there are any amendments to the code of ethics, the Registrant intends to provide a brief description of the amendment and a copy of the amendment via its website. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2021.
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
Sheet Arrangements & Contractual Obligations” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.
NASDAQ CORPORATE GOVERNANCE
The Registrant’s common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer, such as the Registrant, to follow its home country practice in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. For a discussion of the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements, please refer to our website at
www.mogo.ca
.
MINE SAFETY DISCLOSURE
Not applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
None.
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
EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report on Form
40-F.

Exhibit	Description
99.1	Mogo Inc. Consolidated Financial Statements for the years ended December 31, 2021 and 2020
99.2	Mogo Inc. Management’s Discussion and Analysis for the year ended December 31, 2021
99.3	Annual Information Form for Mogo Inc. for the year ended December 31, 2021
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

MOGO INC.

Date: March 23, 2022	By: /s/ Gregory Feller
Name: Gregory Feller
Title: President and Chief Financial Officer