Form 20-F
period 2022-12-31
Mogo Inc.
filed 2023-03-23
CIK 1602842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number
001-38409
MOGO INC.

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
British Columbia
, Canad
a

(Jurisdiction of incorporation or organization)
2100 – 401 West Georgia Street, Vancouver, BC V6B 5A1
, Canada

(Address of principal executive offices)
Gregory Feller, President & Chief Financial Officer
2100 – 401 West Georgia Street, Vancouver, BC V6B 5A1
Tel:
604-659-4380
Fax:
604-733-4944

(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	MOGO	The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 74,977,540 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes    ☒No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes    ☒No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒Yes    No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒Yes    No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer☐	Non-accelerated filer	☒

		Emerging growth company	☒
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
☐ Item 17             Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).      Yes  ☐    No  ☒

Auditor Firm Id:	#85	Auditor Name:	KPMG LLP	Auditor Location:	Vancouver, British Columbia, Canada

INTRODUCTION

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 and as of December 31, 2020, 2021 and 2022, which are presented in Canadian dollars. Amounts in this annual report on Form 20-F are stated in Canadian dollars unless otherwise indicated.

On June 21, 2019, we completed our plan of arrangement (the “Arrangement”) with Mogo Finance Technology Inc (“Mogo Finance”). In connection with the Arrangement, the Company was continued into British Columbia and changed its name from Difference Capital Financial Inc. to Mogo Inc. The Arrangement is accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 - Business combinations, and accordingly, beginning with the second quarter of 2019, the Company’s financial statements, management’s discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance. See “Item 4 –A – History and Development of the Company” for more information regarding the Arrangement.

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

This annual report on Form 20-F is dated March 23, 2023. Except where otherwise indicated, the information contained in this annual report on Form 20-F is stated as of December 31, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to the Company’s current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the Company’s ability to navigate the overall economic impact of the COVID-19 pandemic;

•	the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•

the Company’s anticipated cash needs and its needs for additional financing, funding costs, and ability to extend or refinance any outstanding amounts under the Company’s credit facility and debentures;

•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the Company’s plans to sunset certain legacy products;

•	the acceptance by consumers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new members and develop and maintain existing members;

•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

•	the Company’s competitive position and the regulatory environment in which the Company operates;

•	anticipated trends and challenges in the Company’s business and the markets in which it operates;

•	the Company’s historical investment approach, objectives and strategy, including its focus on specific sectors;

•	the structuring of its investments and its plans to manage its investments; and

•	the Company’s expectations regarding the performance of certain sectors in which it has invested.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail under “Item 3. Key Information—D. Risk Factors” or elsewhere in this annual report on Form 20-F.

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

A.       [Reserved]

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

In addition to any other risks contained in this annual report on Form 20-F, as well as our management’s discussion and analysis and consolidated financial statements and accompanying notes, the risks described below are the principal risks that could have a material and adverse effect on our business, financial condition, results of operations, cash flows, future prospects or the trading price of our Common Shares. This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward Looking Statements”.

Risk Factors Summary:

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

•	Worsening economic conditions may cause our members’ loan default rates to increase and harm our operating results.

•	Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

•	We rely on our proprietary credit scoring model in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

•	Our risk management efforts may not be effective.

•	We have a history of losses and may not achieve consistent profitability in the future. In addition, if we continue to grow rapidly, we may not be able to manage our growth effectively.

•	Carta’s business is reliant on contracts with key customers operating in the payment industry.

•

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

•	If new products and platform enhancements do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

•	We may not realize the expected benefits from acquisitions due to challenges associated with integrating the operations, technologies, and personnel of Mogo and the acquired companies.

•	Our business is subject to extensive and evolving regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

•	As a registrant and member of IIROC, MogoTrade is subject to extensive regulation in Canada.

•

We and our partners obtain, store and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

•	Our business may be adversely affected by material changes to the interest rate charged to our members and paid to our lenders.

•	Our debt financing sources are highly concentrated, and we may not be able to access additional sources of funding on reasonable terms or at all.

•

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, or acceleration of the maturity date which could materially impact our operations.

•	Banks, financial institutions and insurance providers may not provide banking or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services.

•

The price of our publicly traded securities could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value.

•

Our investment in Coinsquare Ltd. (“Coinsquare”) may expose us to certain risks, which could have a material adverse effect on our financial conditions and results of operations, including the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space.

•

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

•	It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

•	We may face claims by third parties for alleged infringement of their intellectual property rights, which could harm our business.

•	Some aspects of our platforms include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

•	Our levels of indebtedness can have negative implications for our shareholders.

•

Our success and future growth depend in part on our successful marketing efforts and increased brand awareness. Failure to effectively use our brand to convert sales may negatively affect our growth and our financial performance.

•	Our business depends on our ability to collect payments and service the products we make available to our members.

•

We rely on third-party partners and service providers to deliver our products and services. Any disruption of service by such third parties could interrupt or delay our ability to deliver our products and service to our members.

•	We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

•	If the information provided by members to us is incorrect or fraudulent, we may misjudge a member’s qualification to receive a loan and our operating results may be harmed.

•	We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

•	Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of our Common Stock.

Worsening economic conditions may cause our members’ loan default rates to increase and harm our operating results.

Uncertainty and negative trends in general economic conditions in Canada and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies operating in our industries. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include short-term and long-term interest rates (which have significantly increased since the beginning of 2022), inflation (which reached a four-decade high in 2022), fluctuations in debt and equity capital markets, unemployment levels (which are currently low and resulting in staff shortages and upward wage pressure), consumer confidence, energy costs and other general economic conditions, as well as events such as natural disasters, acts of war, terrorism and catastrophes.

There can be no assurance that economic conditions will remain favorable for our business or that default rates on our loans by our members will remain at current levels. Increased default rates by our members on our loans may inhibit our access to capital and negatively impact our profitability. If delinquency or uncollectable rates on our consumer loans exceed certain levels defined in the Credit Facility it could constitute a default under the Credit Facility or other credit facilities, reducing or terminating such facilities. Furthermore, we receive a number of applications from potential members who do not satisfy the requirements for our loans. If an insufficient number of qualified individuals apply for our loans, our growth and revenue could decline.

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

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets and liabilities. To the extent our models used to assess the creditworthiness of potential members do not adequately identify potential risks, the credit scores we produce would not adequately represent the risk profile of such members and could result in higher risk than anticipated. Our risk management policies, procedures, and techniques, including our use of our proprietary credit scoring technology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified or identify concentrations of risk or additional risks to which we may become subject in the future.

We have a history of losses and may not achieve consistent profitability in the future. In addition, if we continue to grow rapidly, we may not be able to manage our growth effectively.

As of December 31, 2022, we had an accumulated deficit of $314 million. We will need to either generate and sustain increased revenue levels or continue to cut costs more in line with our revenue levels in future periods to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, continue developing our products including further development of our platforms, increase our service and general product servicing capabilities, compensate our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable, we expect the aggregate amount of this expense will also continue to grow.

Our membership grew from 1,852,000 members as at December 31, 2021 to 1,993,000 members as at December 31, 2022. Our historical growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial, management and compliance controls as well as our reporting systems and procedures. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Form 20-F, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our publicly listed securities may significantly decrease.

Further, the circumstances that accelerated the growth of our business in recent years, including an extended period of general macroeconomic growth in Canada and the U.S., as well as growth in the financial services and technology industries in which we operate, slowed in 2022 and may not return in the future. We may experience declines in the growth of our business (or negative growth) as a result of a number of factors, including slowing demand for our products, insufficient growth in the number of customers that utilize our products, declines in the level of usage of our products by existing members, macroeconomic factors, increasing competition, a decrease in the growth of our overall market or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth and economic conditions that could reduce financial activity and the maturation of our business, among others. If our growth rate declines, our business, operating results, financial condition and prospects could be adversely affected.

Carta’s business is reliant on contracts with key customers operating in the payment industry.

There can be no assurance that we will be able to maintain our relationships with these clients or that these client relationships will result in increasing revenue. Given the B2B nature of Carta’s operations, the number of clients that are potential users of the Carta platform is concentrated. Our largest clients may not be easily replaced and the loss of any one or more of such clients may have a material adverse impact on the results of operations and financial condition of the Company. In addition, if we are unable to add new clients, we may not realize anticipated levels of growth in the future. While we expect this concentration of revenue to decrease over time, we may continue to depend upon a relatively small number of clients for a significant portion of our revenue in the foreseeable future. The loss of a significant client or failure to attract new clients could materially adversely affect our business, financial condition and results of operations.

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

Any new products, including MogoTrade, and changes to our platforms could fail to attain sufficient market acceptance for many reasons, including, without limitation, the following:

•	our failure to predict market demand accurately and supply products that meet this demand in a timely fashion;

•	members using our platforms may not like, find useful or agree with any changes;

•	defects, errors or failures in our platforms;

•	negative publicity about our products or our platforms’ performance or effectiveness;

•	delays in releasing to the market new products or platform enhancements; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our new products or platform enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with new products or enhancements.

We may not realize the expected benefits from acquisitions due to challenges associated with integrating the operations, technologies, and personnel of Mogo and the acquired companies.

Acquisitions, strategic investments, or partnerships could divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition. The anticipated benefits of any acquisition, strategic investment, or partnership may not be realized or we may be exposed to unknown risks or liabilities.

We may seek to acquire or invest in businesses, products, or technologies that we believe could complement our products and services or otherwise offer growth opportunities. The pursuit of potential investments or acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. Any acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures.

We may be required to issue equity or increase debt to acquire businesses which could dilute our shareholders or adversely affect our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations, and financial condition may suffer. Further, we may invest in companies that do not succeed, and our investments may lose all or some of their value, which result in us recording impairment charges reflected in of results of operations.

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

Pursuant to Joint Staff Notice 21-329 (the “Staff Notice”) published by the Canadian Securities Administrators and the Investment Industry Regulatory Organization of Canada (“IIROC”), platforms facilitating trading in security tokens or instruments or contracts involving crypto assets in Canada may be required to register as an investment dealer and become a member of IIROC. Coinsquare, in which Mogo is an approximate 34% shareholder, through its wholly-owned subsidiary, Coinsquare Capital Markets Ltd. (“CCML”), received approval from IIROC for its investment dealer registration and IIROC membership in October 2022. Failure to obtain any future required registration, membership and/or exemption could result in adverse consequences to the business and operations of Coinsquare, and as a result, the Company, including the Company’s ability to use proceeds from any public financings to fund Coinsquare’s activities. Even in the event that the Company receives applicable registration or exemptions, it may be subject to additional terms and conditions that impact or limit its current and future activities. The failure to obtain necessary regulatory approvals, including registration or exemptions, could negatively impact our business, financial condition and results of operations, including that regulators may take steps to enforce applicable registration requirements under applicable Canadian securities laws. Furthermore, as a reporting issuer, the Company is subject to the regulatory jurisdiction of the BCSC as its principal regulator and the other securities regulators across Canada, including the OSC, and such regulators could impose restrictions or limitations on the Company. If we fail to comply with regulations or prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences.

In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations, financial condition and the price of our common shares. In addition, future legislation or regulations, or amendments to the existing regulatory regime, could require us to modify our platforms and processes, which may cause us to incur additional costs and lead to a reduction in revenue. As an example, between 2016 and 2018, British Columbia, Alberta and Ontario implemented amendments to legislation and regulations relating to our legacy short-term loan products, which we phased out in the third quarter of 2018. New legislation and regulations respecting ‘high-cost credit products’ have been implemented in Alberta and Manitoba, came into effect in British Columbia on May 1, 2022, and are currently being contemplated in Ontario that affect certain of our MogoMoney products.

While we endeavor to operate our business model in compliance with the applicable provincial and federal laws, with respect to certain of our business models, the application of certain law may be subject to evolving interpretation and requirements. As such, there is a risk that regulatory bodies or consumers could assert that certain federal or provincial laws are applicable where we have determined that they are not, or that such laws apply to aspects of our business in a manner that we have not addressed. If it is determined that we have not complied with the requirements of applicable laws, we could be subject to civil actions for nullification of contracts, rebate of some or all payments made by members, and damages, or subject to sanctions, penalties, or other enforcement for violation of the laws, any of which outcomes could have a material adverse effect on the Company.

As a registrant and member of IIROC, MogoTrade is subject to extensive regulation in Canada.

MogoTrade is registered as an investment dealer in each of the provinces and territories in Canada, and it is also a member of IIROC. Compliance with many of the regulations applicable to MogoTrade involves a number of risks, particularly in areas where applicable regulations may be subject to interpretation. In the event of non-compliance with an applicable regulation, securities regulators or IIROC may institute administrative or judicial proceedings that may result in censure, fine, civil penalties, issuance of cease-and-desist orders, deregistration or suspension of the non-compliant investment dealer or investment adviser, suspension or disqualification of the investment dealer’s officers or employees, or other adverse consequences. The imposition of any such penalties or orders on MogoTrade regardless of duration or any subsequent appellate results could have a material adverse effect on the Company.

Additionally, as a result of Coinsquare becoming an investment dealer and IIROC member, MogoTrade was required to provide a cross guarantee to IIROC of the obligations of CCML. In the event of non-compliance by CCML of its obligations to IIROC, MogoTrade may become liable for such obligations under the cross guarantee.

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

We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures. However, if our security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery, or otherwise, and, as a result, someone obtains unauthorized access to funds, or sensitive information, including personally identifiable information, on our systems or our partners’ systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing members, prevent us from obtaining new members, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, cease operations, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation and costs associated with remediation, such as fraud monitoring. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

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

There are a variety of factors that could affect the interest rates we charge to our members and which we pay to our lenders, such as access to capital based on our business performance, the volume of loans we make to our members, competition with other lenders, regulatory requirements. These interest rates may also be affected by variations to the types of products we sell to our members and investors over time and a shift among our channels of member acquisition. Interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies. Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

Our debt financing sources are highly concentrated, and we may not be able to access additional sources of funding on reasonable terms or at all.

We have obtained debt financing from a limited number of lenders. Our reliance on the Credit Facility for a significant amount of our funding exposes us to funding concentration risks. If the lender decides to terminate the Credit Facility, our business, operating results, financial condition and prospects could be adversely affected. In addition, the Credit Facility must be renewed on a periodic basis. If we were unable to renew the Credit Facility on acceptable terms when they became due there could be a material adverse effect on our financial condition, liquidity and results of operations.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, or acceleration of the maturity date which could materially impact our operations.

Primary funding sources available to support the maintenance and growth of our business include, among others, the Credit Facility. The Credit Facility contains restrictions on the Company’s ability to, among other things, pay dividends, sell or transfer assets, incur additional debt, repay other debt, make certain investments or acquisitions, repurchase or redeem shares, and engage in alternate business activities. The Credit Facility also contains a number of covenants that require the Company to maintain certain specified financial ratios. Description of these covenants, requirements and events are set out in the Credit Facility agreement.

During the occurrence of an event of default under the Credit Facility, for example, principal collections from our consumer loans would be applied to repay principal under the Credit Facility rather than being available on a revolving basis to fund newly originated loans. During the occurrence of an event of default under any of our debt, including debt owing under the Credit Facility, debt owing to the holders of debentures issued by the Company or debt owing to future facilities we may enter into, the applicable lender could accelerate the repayment of our debt and the lender’s commitments to extend further credit would terminate. If we were unable to repay the amounts due and payable under our debt when due, the applicable lender could seek remedies, including against the collateral pledged as security for such debt.

An event of default or other event requiring early repayment of the Credit Facility would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow, which in turn could have a material adverse effect on our ability to meet our obligations under our facility.

Banks, financial institutions and insurance providers may not provide banking or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services.

A number of companies that provide cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. The Company may be adversely impacted if its investee, Coinsquare, is unable to secure such banking services. Given the novelty of the cryptocurrency space, operating insurance may not be available or uneconomical to Coinsquare, or the nature or level may be insufficient to provide adequate insurance coverage. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on Coinsquare, and the Company as a result.

The price of our publicly traded securities could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value.

In light of the Company’s investment in Coinsquare, the market price of our publicly traded securities may be subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or the blockchain generally, factors over which the Company has little or no influence or control.

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

Such factors could have an adverse effect on the business, prospects or operations of the Company. As a result, the value of our publicly traded securities, and the value of cryptocurrencies generally may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in market prices or profits from related or unrelated investments.

Our investment in Coinsquare may expose us to certain risks, which could have a material adverse effect on our financial conditions and results of operations, including the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space.

Mogo is an approximate 34% shareholder in Coinsquare, one of Canada’s leading crypto exchanges. In 2022, a number of digital asset exchanges filed for bankruptcy proceedings and/or became the subjects of investigation by various governmental agencies for, among other things, fraud, causing a loss of confidence and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets have experienced increased price volatility. The cryptocurrency ecosystem may continue to be negatively impacted and experience long term volatility if public confidence decreases.

The failure of several crypto platforms has impacted and may continue to impact the broader crypto economy; the full extent of these impacts may not yet be known. Coinsquare is part of the cryptocurrency environment and is subject to volatility resulting from financial instability, poor business practices, and fraudulent activities of players in the cryptocurrency market. When investors in cryptocurrency and cryptocurrency-based companies experience financial difficulty as a result of price volatility, poor business practices, and/or fraud, it has, and may cause loss of confidence in the cryptocurrency space, reputational harm to cryptocurrency assets, heightened scrutiny by regulatory authorities and law makers, among other material impacts.

These events are continuing to develop and it is not possible to predict, at this time, every risk that they may pose to us, our service providers, or the digital asset industry as a whole. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect our investment in Coinsquare, which could have a material adverse effect on our financial condition.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from members. There are federal, provincial and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties or other harms to our business.

While we have policies and procedures in place to protect personally identifiable information and other sensitive data of our members that comply with applicable laws, the regulatory framework for privacy issues in Canada is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platforms. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

The success of our platforms depend, in part, upon our intellectual property. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, suppliers and other third parties to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently do not have any issued patents.

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

Our competitors, as well as a number of other entities and individuals, may claim that we infringe their intellectual property rights. Claims of infringement are becoming increasingly common as the software industry develops and third parties may assert infringement claims against us in the future. Although we have developed most of our platforms, we do include third-party software in our platforms. In these cases, this software is licensed from the entity holding the intellectual property rights. Although we believe that we have secured proper licenses for all third-party software that is integrated into our platforms, third parties may assert infringement claims against us in the future. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to our ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework our platforms to ensure they comply with judicial decisions. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any of the foregoing could have a significant adverse effect on our business and operating results as well as our ability to generate future revenue.

Some aspects of our platforms include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We incorporate open-source software into our proprietary platforms and into other processes supporting our business. Such open-source software may include software covered by licenses like the GNU General Public License and the Apache License. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of the platforms and negatively affects our business operations. Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use. If portions of our proprietary platforms are determined to be subject to an open-source license, or if the license terms for the open-source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platforms or change our business activities. In addition to risks related to license requirements, the use of open-source software can lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open-source software cannot be eliminated, and could adversely affect our business.

If our software contains serious errors or defects, we may lose revenue and market acceptance.

Software developed for our proprietary platforms, including MogoTrade, often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platforms may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our proprietary platforms, errors, defects, security vulnerabilities, service interruptions or software bugs in our platforms could result in inappropriate loan decisioning and corresponding credit scores or interest rates or other outages that disrupt the normal course of business.

We rely on data from third parties for the successful operation of our platforms.

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

Our substantial indebtedness could have significant consequences to shareholders, such as the inability to satisfy our obligations under our credit facility and increased vulnerability to adverse general economic and industry conditions. We may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes and we would have to allocate a substantial portion of our cash resources to the payment on our indebtedness, which would reduce the funds available for operations and for distribution to shareholders.

Our success and future growth depend in part on our successful marketing efforts and increased brand awareness. Failure to effectively use our brand to convert sales may negatively affect our growth and our financial performance.

We believe that an important component of our growth will be continued market penetration through our digital marketing channel and leveraging our marketing collaboration agreement with Postmedia. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the Mogo brand with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Mogo brand, and drive more unique visitors to open MogoAccounts and access Mogo products. We incurred expenses of $11.2 million on sales and marketing in the year ended December 31, 2022.

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

Our reputation is very important to attracting new members to Mogo as well as securing repeat lending and mortgage refinancing to existing members. While we believe that we have a good reputation and that we provide our members with a superior experience, there can be no assurance that we will continue to maintain a good relationship with our members or avoid negative publicity. Any damage to our reputation, whether arising from our conduct of business, negative publicity, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with securities regulatory authorities and TSX and Nasdaq requirements, security breaches or otherwise could have a material adverse effect on our business.

Any misconduct or errors by our employees and third-party service providers could harm our business and reputation.

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

We rely on banks and services providers to facilitate funds transfers within our MogoAccount, including among other things, the disbursement of proceeds of newly originated loans to our members, the collection of payments from members, and the processing of funding and withdrawal requests to and from members’ MogoCards. As we are not a bank, we do not have the ability to directly access the electronic funds transfer payment network, and must therefore rely on a service provider to process our transactions. If we cannot continue to obtain such services from our current institution, service provider or elsewhere, or if we cannot transition to another processor quickly, our ability to process transactions will suffer.

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

We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platforms. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with members and cause our revenue to decrease or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

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

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

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

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including David Feller, our Chair and Chief Executive Officer (“CEO”), and Gregory

Feller, our President and Chief Financial Officer (“CFO”). Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and despite maintaining a comprehensive succession plan, we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

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

We believe that our corporate culture is a critical component of our success, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we evolve, we may find it difficult to maintain these valuable aspects of our corporate culture. Failure to preserve our corporate culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

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

If we become a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. Holders of our common shares.

Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for the purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future.

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

Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of our Common Stock.

Our common stock is listed on the Nasdaq Global Market. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least $1.00 per share. On October 28, 2022 we received a notice of deficiency from the Nasdaq. We have 180 days from October 28, 2022, or through April 26, 2023, to regain compliance with the bid price requirement. If we fail to regain compliance during the initial 180-day period, we may qualify for an additional 180-day compliance period and/or the Company could effect a reverse stock split if necessary to regain compliance. If we fail to regain compliance with the continued listing requirements for The Nasdaq Global Market and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing to repay debt and fund our operations. Our common stock would continue to be listed on the Toronto Stock Exchange.

Pandemics, including the COVID-19 pandemic, could materially adversely affect our business, financial position and results of operations.

The COVID-19 pandemic has had, and may continue to have, a broad impact across industries and the economy, including impacts on our operations and our employees, partners and members. At the onset of the COVID-19 pandemic in March 2020, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. While substantially all containment measures in Canada have been lifted, additional safety precautions and operating protocols aimed at containing the spread of COVID 19 may be instituted in line with guidance of public health authorities. We modified our business practices in response to the COVID-19 pandemic and we may take further actions as required by government authorities or that we determine are warranted. Future disruptions arising from the ongoing COVID-19 pandemic or a new pandemic could have a material adverse effect on our business, financial condition and results of operations.

Further, as a result of the COVID-19 pandemic, global equity and capital markets have experienced and may continue to experience significant volatility and weakness. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which the COVID-19 pandemic may impact the Company’s future business, including its operations and the market for its securities, will depend on future economic developments, which are highly uncertain and cannot be predicted at this time. To the extent that the COVID-19 pandemic or a new pandemic harms our business and results of operations, many of the other risks described in this “Risk Factors” section may be heightened.

If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act of 2002 and related rules of the United States Securities Exchange Commission (the “SEC”) require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls that we develop could become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. If these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business might be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any postimplementation issues that might arise. Further, weaknesses in our disclosure controls and internal control over financial reporting could be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and could result in a restatement of our consolidated financial statements for prior periods. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. Ineffective disclosure controls and procedures or internal control over financial reporting could harm our business, cause investors to lose confidence in the accuracy and completeness of our reported financial and other information, and result in us becoming subject to investigations by the stock exchanges on which our securities are listed, the SEC or other regulatory authorities, any of which would likely have a negative effect on the trading price of our shares and have a material and adverse effect on our business, results of operations, financial condition and prospects. In addition, if we are unable to continue to meet these requirements, we might not be able to remain listed on the Nasdaq.

We rely on third parties to perform key functions.

We rely on certain third-party systems and third-party service providers, internet service providers, payment services providers, market and third-party data providers, regulatory services providers, clearing systems, market makers, exchange systems, banking systems, payment gateways that link us to the payment card and bank clearing networks to process transactions, co-location facilities, communications facilities, and other third-party facilities to run our platform, facilitate trades by our customers, provide the technology we use to manage some of our cryptocurrency custody, transfer, and settlement operations, and support or carry out some regulatory obligations. In addition, external content providers provide us with financial information, market news, charts, option and stock quotes, cryptocurrency quotes, research reports, and other fundamental data that we provide to our customers. These providers are susceptible to processing, operational, technological and security vulnerabilities, including security breaches, which might impact our business, and our ability to monitor our third-party service providers’ data security is limited. In addition, these third-party service providers might rely on subcontractors to provide services to us that face similar risks. We face a risk that our third-party service providers might be unable or unwilling to continue to provide these services to meet our current needs in an efficient, cost-effective manner or to expand their services to meet our needs in the future. Any failures by our third-party service providers that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences could interrupt our business, cause us to incur losses, result in decreased customer satisfaction and increase customer attrition, subject us to customer complaints, significant fines, litigation, disputes, claims, regulatory investigations or other inquiries and harm our reputation. Regulators might also hold us responsible for the failures of our providers.

Cost-cutting may adversely affect our business.

In response to challenging macroeconomic conditions, we have taken aggressive cost-cutting steps to accelerate the path to profitability and make us a more efficient company. There can be no guarantee that these cost-cutting measures will be successful. We face a risk that our cost-cutting measures negatively impact. Cost-cutting steps, if managed incorrectly, may have a material and adverse effect on our business, results of operations, financial condition and prospects or our ability to expand our business.

Our insurance coverage might be inadequate or expensive.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

Our flexible remote working model subjects us to heightened operational risks.

We have a flexible remote work policy, under which a large segment of our employees are not required to come into the office on a daily basis. Allowing our employees to work remotely subjects us to heightened operational risks. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees accessing company data and systems remotely. We also face challenges due to the need to operate with a dispersed and remote workforce, as well as increased costs related to business continuity initiatives. Our flexible remote working model may make it more difficult for us to preserve our corporate culture of innovation and our employees might have decreased opportunities to collaborate in meaningful ways. Further, we cannot guarantee that having a large portion of our workforce continuing to work remotely will not have a negative impact on employee morale or productivity. Any failure to overcome the challenges presented by our flexible remote work policy could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, maintain product development velocity, and execute on our business strategy.

If we do not maintain the net capital levels required by regulators, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions.

The SEC, Financial Industry Regulatory Authority (“FINRA”), and various state regulators have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Failure to maintain the required net capital levels could result in immediate suspension of securities activities, suspension or expulsion by the SEC or FINRA, restrictions on our ability to expand our existing business or to commence new businesses, and could ultimately lead to the liquidation and/or winding down of our broker-dealer business. If such net capital rules are changed or expanded, if there is an unusually large charge against net capital, or if we make changes in our business operations that increase our capital requirements, operations that require an intensive use of capital could be limited. A large operating loss or charge against net capital could have adverse effects on our ability to maintain or expand our business.

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

Mogo Finance was incorporated under the Company Act on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the BCBCA on May 4, 2005. Mogo Finance’s name was changed several times, the last of which occurred on June 1, 2012 when its name was changed from “Hornby Management Inc.” to the current name, “Mogo Finance Technology Inc.” Following the completion of the Arrangement, Mogo Finance became a wholly-owned subsidiary of the Company.

On June 21, 2019, Mogo (referred to in this section prior to the Arrangement as “Difference”, and following the Arrangement as the “Combined Entity”) and Mogo Finance combined their businesses pursuant to a statutory plan of arrangement under Section 288 of the BCBCA. The Arrangement became effective at 12:01 a.m. (PST) on June 21, 2019 (the “Effective Time”).

Under the Arrangement, Mogo Finance was amalgamated with a wholly-owned subsidiary of Difference and each Mogo Finance common share (each a “Mogo Finance Share”) outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity. Prior to the Arrangement, Difference continued from a corporation existing under the Canada Business Corporations Act (“CBCA”) to a corporation existing under the BCBCA (the “Continuance”). On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis and, as discussed below, the former directors of Mogo Finance make up a majority of the directors of the Combined Entity and the former officers of Mogo Finance became officers of the Combined Entity. In connection with the Arrangement, all of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as the case may be, for common shares of the Combined Entity in accordance with the provisions thereof.

Common shares of the Combined Entity began trading on the TSX under the trading symbol “MOGO” in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on the NASDAQ under the symbol “MOGO”. Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019. Mogo Finance Shares and common shares of Difference traded between June 21st and June 25th were automatically settled for common shares of the Combined Entity.

See “Item 4 – C. Organizational Structure” and “Item 10 – C. Material Contracts” for additional information on our corporate structure, including a list of our major subsidiaries.

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

We made capital expenditures of $0.5 million, $0.5 million, and $0.02 million in 2022, 2021, and 2020, respectively. Our capital expenditures were primarily for the purchase of computer equipment.

B.	Business Overview

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s stock trading app, MogoTrade, offers Canadians the simplest and lowest cost way to invest while making a positive impact with every investment. Together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, they form the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers next-generation card programs for both established global corporations and innovative fintech companies in Europe and Canada.

MogoTrade

Mogo is building one of the leading digital wealth platforms in Canada led by our newest product MogoTrade, the simplest, lowest cost and most sustainable way to invest in Canada. For the first time ever, Canadians can now invest in stocks without any commission, or FX fees, while also making a positive impact. This value proposition will enable Canadians to save billions in fees, that can now be put towards their wealth building instead of the banks. MogoTrade users can trade stocks on the Nasdaq, TSX, TSX Venture Exchange and New York Stock Exchange, among others. MogoTrade is currently available by invitation only.

Our mission is to help Canadians achieve financial freedom while also making a positive impact. MogoTrade is available for download on the App Store and Google Play.

Moka

In May 2021, Mogo acquired Moka, Canada’s first round-up-and-save app. Since launching in July 2017 as Mylo, it has been downloaded by over 1,000,000 users and has over 10,000 5-star reviews. In July 2020, it rebranded from Mylo to Moka.

We believe everyone’s path to financial independence starts with long-term investing. Today, the Moka product allows our users to effortlessly save and invest with no prior investment knowledge by rounding up everyday purchases and investing the spare change into a fully managed investment portfolio. With a low, flat fee starting at just $3.99 per month for unlimited investing, Moka can help Canadians save hundreds of thousands on their investments over a long-term investment horizon. Moka is a truly unique model in Canada and can offer this due to its sophisticated low-cost operating model with fractionalized fund ownership. There’s no minimum to get started and no fee to withdraw funds at any time. Moka offers automated saving features, unlimited tax-free investment accounts, socially responsible investing, Round Up to Give, and Perks, offering exclusive deals and cashback with popular brands. No matter their circumstances, Moka’s portfolio managers and unique financial tools help Canadians reach their financial goals with ease.

Currently Moka operates through the Moka app, available on the App Store and Google Play.

In July 2020, prior to being acquired by Mogo, Moka expanded into France. Mogo subsequently wound down the product in France in Q4 2022 to focus on its core Canadian market.

MogoCard

The MogoCard is designed to help members learn to spend less than they earn in a convenient and engaging way through features such as instant transaction alerts with each purchase and real-time balance alerts delivered to members’ phones. Since the launch of the MogoCard early in 2020, we provide Canadians with a way to help control and reduce their spending while also offsetting their carbon footprint. For every purchase made, Mogo’s tree planting partners plant one tree on the consumer’s behalf, absorbing approximately 500lbs of CO2.This turns every purchase made on the MogoCard into climate action. The MogoCard is Chip/Pin and Paywave enabled, members can transfer funds instantly from most bank accounts in Canada to their MogoCard directly through the Mogo app, and the MogoCard supports Apple Pay, Google Pay and Samsung Pay. Unlike other prepaid cards and most bank accounts, the MogoCard has no monthly fee, no risk of overdraft fees, and, unlike a regular credit card, using the MogoCard means there is no risk of interest charges or debt accrual. The MogoCard is currently available for order through the iOS or Android Mogo app to eligible MogoMembers that have passed identity verification. Other conditions apply.

Mogo plans to sunset its legacy MogoApp including MogoCard, as part of its goal to simplify to one app.

Free Credit Score Monitoring

When an individual opens an account with Mogo (a “MogoAccount”), they receive their Equifax credit score for free for 90 days. To continue to receive this service for free after 90 days, members can sign up and activate a MogoCard. Members will continue to receive their free credit score as long as they remain an active MogoCard user or an active MogoTrade user. Members can also receive free monthly credit score updates (again, without impact to their credit score) and ongoing education on what impacts their credit score and how it can be improved.

MogoProtect

Even as data breaches become more common, most people do not realize they have been compromised until the damage is already done. Fraudsters can use stolen personal information to get a loan or mortgage, open bank accounts and more. All those fraudulent activities can have a negative impact on the financial health of Canadians. MogoProtect is a product within the MogoAccount that helps individuals protect themselves against identity fraud by monitoring their Equifax credit bureau daily for hard credit inquiries, which can be one of the earliest signs of identity fraud. Members receive a push notification and email within 24 hours of the inquiry being reported. If a member identifies any suspicious inquiries, Mogo will guide them through next steps to help stop fraudsters in their tracks. In July 2020, MogoProtect became the first free, mobile-first identity fraud protection product in Canada. When an individual opens a MogoAccount, they receive MogoProtect for free for 90 days. Members will continue to receive MogoProtect for free as long as they remain an active MogoCard or MogoTrade user.

Mogo plans to sunset its legacy MogoApp including Free Credit Score Monitoring and MogoProtect, as part of its goal to simplify to one app.

MogoMoney

If you need to borrow money, do it responsibly. We’ve designed MogoMoney to provide an instant no-obligation, pre-approval decision which can be refreshed every 90 days. The pre-approval decision is determined based on our proprietary credit decisioning models. We leverage technology and data to simplify the user experience, and for some users that means a 100% automated loan experience. No dealing with documents or people, simply sign up and get your pre-approval, customize your loan to fit your needs, and digitally sign loan agreements. The money can be received within 30 minutes.

Our focus is on bringing the most relevant loan offers to our members and to do that we leverage our partner lending solution, which uses Mogo’s lending technology to originate loans powered by our lending partners. Through our partnership with goeasy, Mogo offers long-term unsecured installment loans for up to $15,000 with terms of up to 5 years and annual interest rates ranging up to 45.9%. In addition, through our referral arrangement with Lendful Financial Inc. (“Lendful”), Mogo provides consumers with access to personal loans from $5,000 to $35,000 with rates between 9.9% and 21.5%. Unlike a credit card that can take decades to pay off, these installment loans have fixed principal bi-weekly or monthly payments designed to achieve full principal repayment within 5 years or less. Mogo continues to offer its own unsecured open credit loan product for up to $3,500 at an annual interest rate of 47.42%. On eligible Mogo loans, where permitted by law, we offer a unique Level Up Program which includes giving members an opportunity to increase their available balance through good payment history.

MogoMortgage

Working with some of Canada’s top mortgage lenders, Mogo brings a new level of transparency and convenience to the Canadian mortgage experience, and offers the best of both worlds: market-leading rates and the best digital mortgage experience in Canada. In 2017, Mogo won the Canadian Mortgage Award for Best Use of Mobile Technology. Our MogoMortgage solution is intended to simplify the mortgage experience with transparency around interest rates and the entire process of getting a mortgage. Members can apply anywhere with our quick and stress-free online mortgage application. Members enjoy low rates, ongoing guidance from our MogoMortgage team, and the ability to keep track of their mortgage with our digital dashboard after the mortgage funds. The Company is not a lender and therefore does not carry the mortgages on its balance sheet. Mogo earns revenue from brokerage fees.

MogoCrypto

The MogoCrypto account, accessible through the free MogoAccount, offered a simple and trusted way for Canadians to add bitcoin to their financial holdings instantly from their mobile devices. Members were quoted a single price for bitcoin and were offered multiple payment options to make real-time purchases of bitcoin. Members could access the value of their holdings in real-time, receive push notifications of significant price changes, sell at any time and withdraw funds into a Canadian bank account within a few days. We did not charge any funding or withdrawing fees. MogoCrypto offered the world’s first climate-positive bitcoin, an initiative which made all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo planted enough trees to completely absorb the CO2 emissions produced by mining that bitcoin—and then some. Mogo partnered with Coinsquare, a leading Canadian digital asset trading platform, to power the ability to buy and sell bitcoin for its members through MogoCrypto. While MogoCrypto only supported Bitcoin, Coinsquare provides digital asset traders with a proprietary trading platform engineered to deliver a robust, secure, and user-friendly interface for trading bitcoin, ethereum and other digital assets. Coinsquare held 100% of Mogo’s customers’ bitcoin in trust for the benefit of such MogoMembers. Coinsquare uses Coinbase Custody, a New York chartered trust company registered with the New York Department of Finance for cold storage. Coinbase Custody maintains insurance coverage through a global syndicate of A XV/A+ rated insurers, including Lloyd’s of London.

Mogo retired the MogoCrypto account in December of 2022.

Carta

Carta is a digital payments software company which provides technology and services that enable financial technology companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services. Carta was founded in 2008 with a vision to build a modern issuer processing platform that could enable innovators around the globe to deploy a new wave of payment products. The Carta platform provides the infrastructure to help fintech and payments business build and manage their payment systems, and it supports prepaid, debit, and credit card issuer processing. Carta is certified as Visa and MasterCard processor with active card programs in over 35 countries, and annual transaction volume of approximately $7 billion.

Mogo Ventures

In March 2022, Mogo announced the formation of Mogo Ventures to manage its existing investments in strategic partners and companies that support Mogo’s broader ecosystem. As of December 31, 2022, the Mogo Ventures portfolio is valued at approximately $45 million and includes:

•	A 34% stake in Coinsquare, one of Canada’s leading crypto exchanges;

•	Investments in leading and emerging Web 3.0 platforms including Gemini, NFT Trader, and Tetra Trust; and

•	Investments in gaming companies including Enthusiast Gaming (NASDAQ:EGLX) and Eleven Gaming.

Mogo Ventures also manages the Company’s portfolio of legacy investments, including Hootsuite, Blue Ant Media and Alida, with a focus on monetizing these investments.

In connection with the formation of Mogo Ventures, Mogo created an investment committee (the “Investment Committee”) consisting of Board members Michael Wekerle (Chair), Liam Cheung, and Greg Feller.

General Development of the Business

Mogo has continued its evolution with a series of strategic and financial initiatives throughout 2022 and early 2023 as described in more detail below.

In 2023, Mogo:

•

Mogo launched the MogoTrade app in Quebec making it available in both English and French languages and increasing our total addressable market opportunity by approximately 28%. MogoTrade remains available by invitation only.

•

Mogo amended its marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) and extended the agreement until December 31, 2024. Postmedia is a Canadian news media company representing more than 130 brands across multiple print, online and mobile platforms.

Three Year History

In 2022, Mogo:

•

Prioritized Profitability. During the year ended December 31, 2022, Mogo continued to focus on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. The following cost reduction initiatives were implemented in 2022:

○	An approximate 33% reduction in workforce headcount as at December 31, 2022 compared to March 31, 2022.

○	A reduction in vendor expenses by all departments.

○	Completed the exit of Moka France during Q4 2022.

○	Completed the exit of Mogo’s bitcoin product, MogoCrypto

As a result of these initiatives, total quarterly operating expenses decreased by $9.2 million from Q1 2022 to Q4 2022 and resulted in Mogo reporting its first positive quarterly adjusted EBITDA since FY 2020 of $0.2 million in Q4 2022.

•

Exited MogoCrypto and Monetized the Digital Assets on Mogo’s Balance Sheet. With the exit of its MogoCrypto product and the sale of digital assets (Bitcoin and Ethereum) in Q4, 2022, Mogo’s sole remaining crypto exposure is comprised of its investment in Canada’s first IIROC registered crypto dealer Coinsquare along with several smaller crypto-related investments in our investment portfolio.

•	Mogo’s digital payment solutions business, Carta Worldwide, processed over $2.2 billion of payments volume in Q4 2022 which was up over 20% sequentially from Q3 2022.

•

Accelerated the roll-out of invitations to MogoTrade. Mogo continued on its path to providing consumers with a commission-free stock trading app, MogoTrade, while also making further product enhancements, such as automatic approval for account openings, instant funding, and the ability to receive in-app monthly statements, in advance of a broader launch.

•	2 Million Members. In 2022, Mogo grew its member base to 2 million members.

•	One Million Trees Planted. In alignment with its mission to help Canadians achieve financial freedom while also solving one of the biggest social issues we face, climate change, Mogo announced it reached its one million trees milestone in partnership with Vancouver-based reforestation platform, veritree.

•

Formation of Mogo Ventures. Mogo announced Mogo Ventures to Manage its $124 Million Investment Portfolio (valued at $68 million as at December 31, 2022). Mogo Ventures will also manage the Company’s portfolio of legacy investments, including its investments in Hootsuite, Blue Ant Media and Alida, with a focus on monetizing these investments.

In 2021, Mogo:

•

Converted our Convertible Debentures (TSX:MOGO.DB) into Common Shares effective January 11, 2021. This early conversion was intended to simplify Mogo’s capital structure as Mogo continued to transition back into growth mode.

•

Acquired Carta. On January 25, 2021, Mogo completed its acquisition of 100% of the issued and outstanding securities of Carta in exchange for the issuance of 10,000,000 Common Shares (the “Carta Transaction”). The Carta Transaction was completed pursuant to a plan of arrangement under the CBCA, upon the terms and conditions of the definitive arrangement agreement between Mogo and Carta dated November 17, 2020 (the “Carta Arrangement Agreement”). Pursuant to the Carta Arrangement Agreement, the 10,000,000 Common Shares (the “Consideration Shares”) were issued to an intermediary limited partnership in which the former holders of Carta securities are limited partners (the “Limited Partners”). The distribution of the Consideration Shares took place on July 25, 2021. Upon completion of the Carta Transaction, Carta became a wholly-owned subsidiary of Mogo. See “Item 4–B. Business Overview – Carta”.

•

Announced Carta’s Visa Ready Certification. On May 20, 2021, Carta was granted a Visa Ready certification through its Visa Ready for Fintech Enablers program. Joining the Visa Ready for Fintech Enablers program enables Carta to provide both fintechs and traditional issuers across Europe and North America with a robust solution for digital issuance, speeding up their time to market and addressing the needs for digital-first strategies.

•

Invested in Coinsquare. On April 16, 2021, Mogo acquired ownership of 19.99% of the outstanding common shares of Coinsquare, Canada’s leading digital asset trading platform, on a post-transaction basis, for total consideration of approximately $56.4 million, consisting of a cash payment of $27.4 million and the issuance of 2,807,577 Common Shares. This strategic investment builds on a multi-year relationship between the two companies; Coinsquare acts as the trading platform for MogoCrypto. Following closing of the investment, Mogo and Coinsquare entered into an investor rights agreement, pursuant to which Mogo was granted a right to appoint up to two nominees to the Coinsquare board of directors depending on its ownership interest. As part of the investment, Mogo entered into a unanimous shareholders agreement with all of the shareholders of Coinsquare, which provides certain rights and restrictions customary for an investment of this nature. At closing, Coinsquare issued to Mogo a warrant to acquire up to an additional 10% of the outstanding common shares of Coinsquare on a post-transaction basis, and Mogo was granted the option to acquire, and certain existing shareholders of Coinsquare have a right to require Mogo to purchase, an additional 10% of the outstanding common shares of Coinsquare within 13 months of closing, subject to certain conditions (the “Call Option”).

On June 4, 2021, Mogo announced the closing of a purchase of an additional 5,412,222 common shares of Coinsquare which increased Mogo’s ownership in Coinsquare from 19.9% to approximately 37%. The purchase was completed in two separate transactions consisting of a) the exercise of the Call Option of 3,223,690 Coinsquare common shares from certain selling shareholders and b) the purchase of 2,188,532 common shares of Coinsquare from Riot Blockchain Inc. (NASDAQ:RIOT). The aggregate consideration paid by Mogo under the two transactions was $48.6 million, which was satisfied by the issuance of an aggregate of 5,080,876 Common Shares. On June 15, 2021, Mogo announced that it had acquired an additional 2.0% of the outstanding common shares of Coinsquare from Michael Diamond and two affiliated companies.

•

Closed a US$54 Million Registered Direct Offering. On February 24, 2021, Mogo closed its sale to certain institutional investors of an aggregate of 5,346,536 Common Shares at a purchase price of US$10.10 per Common Share in a registered direct offering (the “Registered Direct Offering”) priced at-the-market under the Nasdaq rules. H.C. Wainwright & Co., LLC (“HCW”) acted as exclusive placement agent of the Registered Direct Offering pursuant to the terms of an engagement agreement with the Company dated February 21, 2021. The aggregate gross proceeds to the Company were approximately US$54 million, and after deducting the placement agent’s fees and the estimated expenses of the Registered Direct Offering, the net proceeds from the Registered Direct Offering were approximately US$50.1 million. In connection with the Registered Direct Offering, Mogo completed the issuance to investors of unregistered warrants to purchase up to an aggregate of 2,673,268 Common Shares in a concurrent private placement. Each such warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$11.00 at any time until 5:00 p.m. (New York time) on August 26, 2024. In addition, the Company issued unregistered warrants to purchase 267,327 Common Shares to HCW in consideration of its services as placement agent of the Registered Direct Offering. Each such warrant entitles the holder thereof to acquire one

Common Share at an exercise price of US$12.65 at any time until 5:00 p.m. (New York time) on February 26, 2024.

•

Terminated our ATM Offering. Simultaneously with the announcement of the Registered Direct Offering, Mogo announced the termination of its at-the-market offering agreement dated December 31, 2020 (the “ATM Agreement”) between Mogo, HCW, as lead agent, Raymond James Ltd., and Eight Capital, effectively ceasing the US$50 million at-the-market offering (the “ATM Offering”) established by the Company under a prospectus supplement dated December 31, 2020. Prior to terminating the ATM Offering, Mogo sold a total of 1,524,759 Common Shares for total aggregate gross proceeds of US$14,867,402.04.

•

Closed a US$27.5 Million Registered Direct Offering. On December 13, 2021, Mogo closed its sale to certain institutional investors of an aggregate of 6,111,112 Common Shares and warrants to purchase up to an aggregate of 3,055,556 Common Shares (each whole warrant, a “Warrant” and each Common Share and one-half of one Warrant, a “Unit”) at a purchase price of US$4.50 per Unit in a registered direct offering (the “Second Registered Direct Offering”). HCW acted as exclusive placement agent of the Second Registered Direct Offering. The aggregate gross proceeds to the Company were approximately US$27.5 million, and after deducting the placement agent’s fees and the estimated expenses of the Second Registered Direct Offering, the net proceeds from the Second Registered Direct Offering were approximately US$25.3 million. Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$4.70, exercisable six months following closing, and has a term of 36 months.

•

Sold our Investment in Vena for a 116% Gain. On April 28, 2021, Mogo divested its equity stake in Vena Solutions Inc. as part of their recent $300 million Series C funding, for proceeds of $4,670,000, a 116% increase from the book value as at December 31, 2020. The Company’s legacy investment portfolio, which included Vena, was acquired as part of its 2019 business combination with Difference.

•	Invested in Ethereum. On May 3, 2021, Mogo announced that it purchased approximately 146 ether at an average price of $3,425 (US$2,780) per ether.

•

Acquired Moka. On May 4, 2021, Mogo acquired all of the issued and outstanding securities of Moka, one of Canada’s leading saving and investing apps, in exchange for the issuance of 4,999,991 Common Shares. The acquisition increased Mogo’s member base by approximately

400,000 and expanded Mogo’s wealth offering to include saving and investing products.

•	Expanded the Bitcoin Rewards Program. Mogo’s first-of-its-kind rewards program was extended to include the MogoCard in January 2021, and MogoMortgage in March 2021.

•

Filed a Mixed Shelf Prospectus. On April 15, 2021, Mogo filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”). The prospectus replaces the prospectus that was filed in 2019, and enables Mogo to make offerings of Common Shares, preferred shares, debt securities, warrants to purchase Common Shares, preferred shares or debt securities, or any combination thereof of up to an aggregate offering price of US$500 million at any time during the 25-month period that the prospectus remains effective.

•

Partnered with Fundstrat. On May 6, 2021, Mogo announced a new partnership to provide MogoMembers with exclusive access to crypto and other equity research from FSInsight LLC (“FSI”), a market-leading, independent research firm that is a division of Fundstrat Global Advisors. Under the agreement, Mogo became the exclusive distributor bringing FSI’s research to Canada’s retail investor market. FSI’s research is available to MogoMembers.

•

Invested in Tetra Trust. On July 8, 2021, Mogo announced a new minority investment in Tetra Trust Company (“Tetra Trust”), Canada’s first qualified custodian for cryptocurrency assets, acquiring approximately 4% of the outstanding common shares of Tetra Trust.

•

Acquired Fortification (Renamed MogoTrade). On September 1, 2021, Mogo acquired 100% of the issued and outstanding securities of Fortification Capital Inc. (“Fortification”), in exchange for (i) a cash payment of $500,000, (ii) a cash payment equal to the working capital of Fortification plus repayment of the subordinated debt owed to the vendor at the time of closing totaling approximately $550,000, and (iii) the issuance of 75,000 Common Shares. The acquisition of Fortification brings OEO (order execution only) registration capabilities which is a necessary regulatory requirement for Mogo to offer commission-free stock trading to its members through MogoTrade. Following closing, Fortification was renamed MogoTrade Inc., and will continue to operate as a stand-alone wholly-owned subsidiary of Mogo.

•

Partnered with CI Investments. On October 12, 2021, Mogo announced a new partnership with CI Investment Services Inc. to provide a range of back-office services to support MogoTrade, including clearing and settlement, custody of client funds and securities, and trade execution.

•

Launched “Green” Bitcoin. On October 26, 2021, Mogo launched the world’s first climate-positive bitcoin, an initiative which makes all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo will plant enough trees to completely absorb the CO2 emissions produced by mining that bitcoin —and then some. This initiative, believed to be the first of its kind, also includes all bitcoin currently held by members on the platform. Mogo’s ‘green’ bitcoin further demonstrates the Company’s commitment to creating a healthier planet while empowering Canadians to invest and spend wisely.

•	Invested in Gemini. On November 23, 2021, Mogo announced a minority investment in Gemini’s US$400 million financing, led by Morgan Creek Digital.

•

Expanded our Credit Facility and Lowered the Interest Rate. On December 17, 2021, Mogo announced amendments to the Credit Facility that lowered the effective interest rate from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5%, to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.

•

Received Regulatory Approval and Launched MogoTrade App. On December 21, 2021, Mogo received final approval from IIROC for the launch of MogoTrade, and subsequently launched the MogoTrade App in the App Store and on Google Play. See “Item 4 – B. Business Overview – MogoTrade”.

•	Ended 2021 with more than 1.8 million members, placing us among the largest fintech companies in Canada by total members.

In 2020, Mogo:

•	Surpassed one million members on our digital platform in February 2020.

•	Launched the MogoCard. On July 27, 2020, we announced the launch of our digital spending account.

•

Entered into the ATM Agreement in December 2020 with HCW, as lead agent, and Raymond James Ltd. and Eight Capital, establishing the ATM Offering, pursuant to which, the Company could, at its discretion and from time to time, sell on the Nasdaq, such number of Common

Shares as would result in aggregate gross proceeds to the Company of up to US$50 million. The ATM Offering was subsequently terminated on February 22, 2021.

•

Invested in Bitcoin. In December 2020, we announced plans to make an initial corporate investment of up to $1.5 million in bitcoin. To date we have acquired approximately 18 bitcoins at an average purchase price of $42,079 (US$33,083) per bitcoin.

•	Launched the Bitcoin Rewards Program. On November 9, 2020, we announced the launch of our Bitcoin Rewards Program.

•

Amended the Company’s non-convertible debentures (the “Non-Convertible Debentures”) effective September 30, 2020, including a reduction in the average interest rate from approximately 14% to 7% and the extension of the maturity dates to January 31, 2023 and January 31, 2024. In connection with the implementation of the amendments, the Company issued an aggregate of 4,479,392 Common Share purchase warrants (the “Listed Warrants”) to the holders of the Non-Convertible Debentures. Each Listed Warrant is exercisable to purchase one Common Share at an exercise price of $2.03 at any time until 4:30 p.m. (Toronto time) on December 31, 2022.

•	Established a new referral agreement with Lendful. Effective August 25, 2020, the agreement allows Mogo to offer its members access to Lendful’s prime loan products through the Mogo app.

•

Entered a three-year lending partnership with goeasy Ltd. (TSX:GSY) (“goeasy”), effective February 28, 2020, and completed the sale of the majority of its MogoLiquid loan portfolio to goeasy for gross consideration of $31.6 million, consistent with Mogo’s strategic plan to reduce its on balance sheet lending and focus on leveraging its proprietary digital lending platform to originate loans for key partners. The partnership allows Mogo to generate additional fee-based subscription and services revenue.

•

In conjunction with the sale of the MogoLiquid loan portfolio, we extinguished one of our credit facilities, which held an outstanding balance of $28.7 million. To extinguish the facility in advance of its maturity date, Mogo paid a prepayment penalty of $2.5 million of which $1.5 million is payable in cash and $1 million of which was settled in shares through an issuance of 306,842 Common Shares.

•

Postmedia amendments. In January 2020, we extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly revenue share payments to Postmedia. Mogo also issued additional 5-year warrants to acquire 350,000 Common Shares at an exercise price of $3.537, which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023. In June 2020, we further amended the agreement to, among other things, waive the revenue sharing payments payable by Mogo to Postmedia in respect of the second and third calendar quarters of 2020 and waive the minimum search and social spend for which Mogo was obliged through December 31, 2020.

In exchange, Mogo agreed to reduce the exercise price of all warrants issued to Postmedia to $1.292 per Common Share.

•

Adapted to the COVID-19 pandemic. On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. COVID-19 has continued to persist and remains dynamic. The ultimate duration and magnitude of the impact on the economy and our business remain unknown at this time including as a result of the emergence of new variants. Mogo operates a fully digital platform; its services and products are all accessed through its app or online, with no physical branches or consumer-facing offices. As a result, the Company has not experienced any material business interruption to date. While the degree of severity and length of an economic downturn is difficult to predict, Mogo believes that it continues to be well positioned to navigate through the pandemic. However, due to the uncertain future of the pandemic, the overall economic impacts of COVID-19 could still include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. Mogo’s employees continue to operate in a remote work environment established at the onset of the COVID-19 pandemic, and given the nature of our business, our customer experience has been and remains wholly unchanged. In light of this uncertain economic environment, the Company undertook a thorough review of all its expenses and implemented a plan to significantly reduce these expenses effective in Q2 2020. In 2021, in light of continued member growth and better than expected loan book performance since the start of the COVID-19 pandemic, we have not extended the measures taken in 2020 related to our COVID-10 response plan. Mogo will continue to evaluate and adapt to the evolving pandemic on an ongoing basis. During this continued period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

Product Development

We are a product-focused company that is passionate about developing new and innovative products. Our CEO leads our product team and ensures that all products are aligned with both our brand and our mission to improve the financial health of our members. We value convenience, transparency and simplicity, and create financial products for everyday life that we ourselves would want to use. We constantly monitor member feedback and market trends, and strive to remain a market leader by continuing to optimize our user experience and value proposition. We expect to continue to invest in products that we believe meet our ROI criteria such as MogoTrade.

Our Platform

MogoTrade and Moka Platforms

MogoTrade and Moka are built entirely in the cloud leveraging a mesh of in-house made microservices using RESTful Application Program Interfaces (“APIs”). Application data resides in both Canada as well as the United States. We rely on a vast list of third parties to ensure that customers are making financial decisions based on correct market information and market analysis.

The user interface that customers interact with is designed to minimize the amount of customer inquiries required to be fielded by operations. Trading for MogoTrade is facilitated through Fortification’s technology suite, which was acquired in 2021. Extensive amount of application functionality rides on previously made services used in other lines of business at Mogo such as ledger services, funds transfers, account creation, and account management. The platforms take into consideration future customer scaling requirements.

Mogo Platform

We leverage our integrated platform specifically to meet the financial needs of consumers, with a track record of providing a growing and innovative suite of products that address the full credit spectrum of consumers. All functions are designed and built as small services for ease of use and enhanced system reliability.

Our platform is characterized by four key technology strengths:

●	Ease of Use. Having a member-centric approach requires providing members with a high degree of usability, facilitated by a positive member experience and self-service. This objective transcends everything we do, beginning with the front-end of Mogo’s website, to the member’s online interaction with our product and MogoAccount pages. We look to promote self-service through a secure portal called the MogoAccount. The Mogo member relationship management environment, which is integrated within the MogoAccount, provides automated personalized communication via online chat, emails, text messages and phone calls. This includes upselling and cross-selling options as well as product status information in a streamlined and easy-to-use manner.

●

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

●

Analytics-Based. A key pillar of our platform is the integration of analytics into the transaction flow. By doing so, we believe we are able to derive unique insights into our operations and member experience. Our data gathering processes combine both batch style data warehousing technology, and real-time actionable intelligence. This enables real-time credit, upsell and cross-selling opportunities, as well as a personalized experience and data products. We believe that our data-driven model facilitates and maximizes the sourcing of prospects, significantly increases product application completions, yields a higher conversion rate and enables higher member retention and collections performance.

●

Plug-&-Play Functionality. We use standardized transaction interfaces to third-party vendor technologies instead of customized integrations or offline/batch data synchronization. By designing our platform architecture this way, we have the ability to rapidly evolve and expand our platform using the most advanced capabilities available in the market without significant investment. By way of example, our MogoCrypto offering, mortgage brokerage, card ecosystem, fraud monitoring and credit risk functions have all operated through plug-&-play interfaces to our enterprise vendors. Selection of these vendors is driven by their functional scope and the value we are able to derive via our platform. We frequently review the capabilities and value of other or emerging technologies, and are able to quickly replace or integrate existing or new providers into the platform as a result of this flexible structure.

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

Carta Platform

The Carta offering is based on a hosted platform with data centers in North America and Europe with direct connectivity to global card payment networks – Visa and MasterCard (“Payment Networks”). The Carta platform maintains data compliance with Payment Card Industry Data Security Standards (PCI DSS Level 1), General Data Protection Regulation (GDPR), and regional and bank partner regulatory requirements.

Carta serves customers seeking to issue payment cards by offering platform connectivity to Payment Networks and client facing interfaces that allow management of the card programs. Carta’s customers access the platform through API and client administration portals, which are based on the API services. This allows for the real-time creation and modification of user accounts and issuing of 16 Digit Personal Account Numbers (PANs). The core of Carta’s platform is the authorization functionality. This functionality allows for real-time authorizations of transactions based on rules within the Carta platform. Additionally, clients can interact with the authorization flow by way of Carta’s delegated authorization service called Issuer Link. This provides clients an opportunity to apply business rules that go beyond standard processing rules. This enables clients to have a higher level of spend control on each and every authorization and build out products and offerings not possible on legacy platforms.

Platform Maintenance

We maintain our platforms with 82 full-time technology and credit risk analysis employees (credit risk, product, design, development, business intelligence, information technology and digital analytics) as of December 31, 2022.

Principal Markets

Mogo competes in the financial services industry in Canada and in Europe through its payments subsidiary, Carta Worldwide. In particular, we currently operate in all provinces and territories of Canada with some product-specific limitations in certain provinces.

The following table details the breakdown of revenue by category of activity in geographic markets for the years ended December 31:

($000s)
	Years ended December 31,
	2022	2021	2020
Subscription and services revenue:
Canada	35,112	26,422	19,114
Europe	6,531	7,287	–
Other	98	699	–
Interest revenue:
Canada	27,208	23,111	25,131
Total revenue	68,949	57,519	44,245

Marketing

Mogo and Moka

Our marketing strategy aims to build the best digital financial brand in Canada, with innovative products designed to help our members improve their financial health while also making a positive impact with their money. Mogo’s brand and marketing strategy leverages compelling and creative content to inspire and motivate Canadians to sign up for Mogo to help them improve their financial lives. Mogo targets consumers who are looking for ways to take their money game to the next level.

We use an integrated marketing approach to create a consistent, seamless, multi-dimensional brand experience for our members. Our multi-touchpoint marketing strategy melds all marketing tactics such as advertising, sales promotions, content creation, public relations, direct marketing, and social media.

The main pillars of our integrated marketing approach are as follows:

●	Mogo.ca. We view our marketing site as our biggest opportunity to convert leads into Mogo members. Constant focus on upgrades and optimizations are prioritized.

●

Brand Building Mass Marketing. Through our partnership with Postmedia, we leverage Postmedia’s extensive distribution and reach, to feature our brand and disruptive value proposition. This increases awareness and interest in the Mogo brand and Mogo products.

●

Performance Marketing Channels. We effectively leverage performance marketing channels to reach people who have displayed an intent to purchase with highly optimized, data driven targeted ad campaigns.

●	Public Relations. Our PR strategy is focused on building awareness of Mogo and our products and increasing brand awareness with the general public, Mogo members and existing and potential investors.

●

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

●	Content Marketing. We leverage content as a part of our overall marketing strategy, including featuring it in Postmedia, our blog, in app and through email.

●

Email Marketing. We use this channel to nurture prospects with the goal of boosting conversion and maintaining effective communication with our members. Email also helps drive loyalty and retention as we often deploy reactivation and Level Up campaigns.

●

Partnerships. We maintain ongoing relationships with cost-effective prospecting partners and build marketing partnerships with brands that target similar audiences or provide products and services that apply to Mogo’s target audience.

●

Affiliate and Influencer Marketing. We partner with popular influencers and agencies to reach wider audiences across Canada. These partnerships leverage highly engaged followings on social media, such as Instagram and TikTok, to accelerate the growth of Mogo’s own social media followings and to create brand relevance with disparate groups.

Carta

Carta is a business-to-business (“B2B”) platform with sales and marketing activities targeted towards fintechs, banks, and other corporations seeking to issue payment cards. Carta’s primary markets are Europe and Canada, with sales and marketing activities delivered through industry generated lead activity, including channel partnerships, web and social lead generation, in-bound inquiries, and direct sales engagement.

Intellectual Property

In accordance with industry practice, we protect our proprietary rights through a combination of copyright, trademark, trade secret laws and contractual provisions. The source code for our software is protected under Canadian and applicable international copyright laws. We currently have no issued patents or pending patent applications.

We also seek to avoid disclosure of our intellectual property and proprietary information by requiring employees and consultants to execute non-disclosure and assignment of intellectual property agreements. Such agreements require our employees and consultants to assign to us all intellectual property developed in the course of their employment or engagement. We also utilize non-disclosure agreements to govern interaction with business partners and prospective business partners and other relationships where disclosure of proprietary information may be necessary.

Our software includes software components licensed from third parties, including open source software. We believe that we follow industry best practices for using open source software and that replacements for third-party licensed software are available either as open source software or on commercially reasonable terms.

We have registrations for various trademarks in Canada, including “Mogo”, the Mogo logo, “Breaking Debt”, “Level Up”, “Uncreditcard Your Life”, “Finances With Benefits”, “MogoMortgage”, and “Rule Your Finances”, “Mogo Financial”, “MogoMoney”, “MogoCrypto”, “Carta”, “Carta Worldwide”, and we have pending applications for others including “MogoSpend”, “MogoWealth”, “MogoProtect”, “MogoTrade”, “MogoInvest”, the M Logo, Mogo Asset Management, Mogo Gestion d’Actifs, Tactex and Tactex Gestion d’Actif. We have trademark registrations in the United States for “Mogo”, “Carta”, and “Carta Worldwide”. We have a trademark registration in the UK and EU for “Carta”, “Carta Worldwide”, “Carta Token Processing Appliance (TPA)”, “Moka”, and “Moka Money”. We have registered and maintain the registration of a variety of domain names that include “Mogo” or variations of “Mogo”, “Moka” or variations of “Moka”, as well as cartaworldwide.com.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed. See “Item 3. Key Information—D. Risk Factors”.

Specialized Skill and Knowledge

As of December 31, 2022, Mogo had 261 team members. With over ten years of operating experience, we have developed strong competencies across multiple disciplines. In addition to 82 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, customer experience, operations, governance, legal and compliance. Our team contributes to transforming the traditional financial services experience by delivering a digital suite of innovative financial products to our members. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Mogo’s passion for innovation through our products, platform and brand.

Competitive Conditions

The financial services market continues to undergo dramatic changes. Our competitors include traditional financial institutions such as banks, credit unions, credit card issuers, other financial technology companies, other consumer finance companies, brokerages, online lenders, mortgage brokerages, and new market entrants. We compete with various financial services companies in each of our main products including large Schedule I banks such as TD Canada Trust, Scotiabank, Royal Bank of Canada, Simplii Financial, Canadian Imperial Bank of Commerce and Bank of Montreal, credit unions such as Meridian Credit Union and Coast Capital Savings Federal Credit Union, and consumer credit companies such as Capital One, Fairstone Financial Inc., goeasy. and Progressa, credit monitoring companies like Borrowell, Credit Karma and Equifax, and mortgage brokerages like TrueNorth. Other financial technology competitors include Wealthsimple, Credit Karma Inc., PayPal, Stack and Koho.

We believe our innovative online and digital platforms and process automation enable us to operate more efficiently, with more competitive rates and higher customer satisfaction than these competitors. We anticipate that new and established internet, technology and financial services companies, some of whom may possess large, existing customer bases, substantial financial resources and established distribution channels, may enter the market in the future. We believe that our strong brand (enhanced via our Postmedia partnership), scale, 20 years of historical data, talented and diverse team, and performance record provide us with significant competitive advantages over current and future competitors.

Carta

As an issuer processor, Carta operates in a competitive market landscape that includes established legacy processing platforms as well other modern platforms. Legacy processing platforms, including TSYS, FISERV, FIS, and others historically emerged as an outsourcing of traditional bank credit and debit card processing functions and grew to become incumbent players in the payment card market. Often these platforms are based on legacy technology and were not designed to support the complex and dynamic requirements of modern fintech card issuing ecosystem.

As Carta competes against other modern issuer processors, the business leverages product differentiation, service level, pricing models, and partnership engagement to effectively compete in the market. Modern issuer processing platform competitors include Marqeta, Galileo, i2c, and GPS. In some markets, Carta may also face competition from large fintech platforms such as Stripe, Adyen and Checkout.com, whose core business is not issuer processing but may be expanding to more directly compete with Carta. Competitive dynamics vary across countries and regions where Carta operates as well as within industry verticals, and Carta’s B2B sales and marketing approach follows a model that is tailored to optimize growth within target market segmentation.

Government Regulations

Our business is subject to numerous federal, provincial and other local laws, ordinances and regulations in each of the jurisdictions in which we operate, which are subject to change.

The following is an overview of key government regulations applicable to our business:

Privacy

Similarly to all Canadian businesses we are subject, at the federal level, to the Office of the Privacy Commissioner of Canada. The Privacy Commissioner of Canada is an Agent of Parliament whose mission is to protect and promote privacy rights. The Office of the Privacy Commissioner of Canada (OPC) oversees compliance with the Privacy Act, which covers the personal information-handling practices of federal government departments and agencies, and the Personal Information Protection and Electronic Documents Act (PIPEDA), Canada’s federal private-sector privacy law. In addition to the federal regulator, we are also subject to the purview of the equivalent provincial regulator, for provinces that do have such a body.

Consumer Protection

As we operate a business to consumer model, we are subject to the various consumer protection and business practices acts that each of the Canadian provinces legislate and supervise through their respective provincial regulatory bodies for this matter. These regulations impact a variety of matters including marketing, cost of credit disclosure, credit reporting, lending, and collections.

Securities & Investments

Our business is subject to the securities legislations and regulations as developed and enforced by the provincial securities and investment regulators, the Canadian Securities Agency (“CSA”) and the New Self-Regulatory Organization of Canada (“New SRO”). The New SRO is carrying on the regulatory functions of the Investment Industry Regulatory Organization of Canada (“IIROC”) and the Mutual Fund Dealers Association of Canada (“MFDA”), and is committed to the protection of investors, providing efficient and consistent regulation, and building Canadians’ trust in financial regulation and the people managing their investments. This regulator is the primary body overseeing the activities of MogoTrade Inc., which obtained registration with IIROC in 2021. Furthermore, Mogo Asset Management Inc. (“MAMI”) holds registrations as both an Exempt Market Dealer and as a Portfolio Manager. The primary regulatory framework for these activities is governed by National Instrument 31-103, National Instrument 45-106, and their related regulations and enforced by each of the provinces respective securities regulator, with the primary regulator for MAMI being Quebec’s Autorité des Marchés Financiers where MAMI is headquartered.

Mortgage Brokerage

Our Mortgage Brokerage business line is subject to the specific Mortgage Brokers Acts and regulations governing such activities which are regulated by the provincial legislators and their regulatory bodies, where applicable.

Financial Crime

As a provider of various types of financial services, we are subject to Proceeds of Crime (Money Laundering) and Terrorist Financing Act (“PCMLTFA”) and associated Regulations and must fulfill specific obligations as required by the PCMLTFA to help combat money laundering and terrorist activity financing in Canada. The Financial Transactions and Reports Analysis Centre of Canada (“FINTRAC”) has the mandate to ensure the compliance of businesses subject to the PCMLTFA and to generate actionable financial intelligence for police, law enforcement and national security agencies to assist in the investigation of money laundering and terrorist activity financing offences or threats to the security of Canada.

French Language Laws

Our service offerings and operations within the province of Québec are subject to the language legislation of that province, namely the Charter of the French Language and its related legislation and regulations. These are supervised and enforced by the Office québecois de la langue francaise.

C.    Organizational Structure

Mogo has a number of direct and indirect subsidiaries, each of which is wholly-owned by Mogo. The following table sets out our significant subsidiaries, including their place of incorporation and our ownership interest, as of December 31, 2022:

Name of Entity	Place of Incorporation	Ownership Interest

Mogo Finance Technology Inc.	British Columbia	100%

Mogo Financial Inc	Manitoba	100%

MogoTrade Inc.	Canada	100%

Mogo Asset Management Inc.	Canada	100%
Moka Financial Technologies Inc	Canada	100%

Carta Solutions Holding Corp.	Canada	100%

Carta Financial Services Ltd	United Kingdom	100%

Reorganization

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares of the Company. As at December 31, 2022, there were 74,977,540 common shares and no preferred shares issued and outstanding.

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

Experts

The consolidated financial statements of Company which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

D.     Property, Plants and Equipment

The following table summarizes our principal leased properties as of December 31, 2022. The Company does not own any real property. The Company transitioned its employees to a remote-first work environment for our North America and European operations but have certain legacy leases in Canada as well as leased properties in Morocco, Cyprus and PEI which support our Carta business operations. These sites are used for data centers, product development, customer service, collections and other related support services including finance, human resources, legal and compliance, marketing and branding, and business intelligence and analytics.

	Square Footage	Lease Expiration Date
Vancouver, BC, Canada	13,193 sq. ft.	July 2027
Surrey, BC, Canada	4,170 sq. ft.	September 2023
Winnipeg, MB, Canada	10,026 sq. ft.	July 2025
Charlottetown, PEI, Canada	920 sq. ft.	March 2023
Casablanca, Morocco	492 sq. ft.	May 2023
Nicosia, Cyprus	848 sq. ft.	October 2023

We consider each of the properties in the table above to be adequate for its purpose. Given we have transitioned most employees to remote work, we currently expect to exit the leases of the Canadian properties (with the exception of Charlottetown, PEI) and Morocco on or before their lease expiration dates if a suitable sublease opportunity becomes available. We currently expect to extend the terms of expiring leases in Cyprus and PEI or to find replacement sites on commercially acceptable terms. We do not anticipate any environmental issues that may affect the Company’s utilization of the assets. There are no plans to expand or improve the facilities described above.

Our material tangible property and equipment are described in note 8 to the Consolidated Financial Statements in “Item 17. Financial Statements.”

ITEM 4A:         UNRESOLVED STAFF COMMENTS

None.

ITEM 5:           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and “Item 4. Information on the Company — B. Business Overview”. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

Please refer to our Annual Report on Form 40-F, filed with the SEC on March 23, 2022, for discussion of financial results for the years ended December 31, 2021 and 2020.

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net (loss) income, contribution(1), adjusted EBITDA(1), and adjusted net loss(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at

	December 31, 2022	December 31, 2021	Change %
Key Business Metrics
Mogo Members (000s)	1,993	1,852	8%

($000s, except percentages)

	Three months ended			Year ended

	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %
IFRS Measures
Revenue	$17,146	$16,995	1%	$68,949	$57,519	20%
Subscription and services revenue	10,343	10,701	(3)%	41,741	34,408	21%
Net (loss) income	(74,943)	(29,625)	153%	(165,678)	(33,209)	399%
Other Key Performance Indicators(1)
Contribution	7,340	7,624	(4)%	27,511	28,716	(4)%
Adjusted EBITDA	248	(3,656)	(107)%	(12,227)	(11,113)	10%
Adjusted net loss	(4,261)	(9,749)	(56)%	(32,863)	(33,051)	(1)%

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Mogo members

Our total member base grew to 1,993,000 members as at December 31, 2022, from 1,852,000 members as at December 31, 2021, representing an increase of approximately 8% or 141,000 net members. Quarter over quarter, net members decreased by 68,000 in Q4 2022 as a result of the net Mogo members increase of 34,000 offset by the 102,000 member loss from the wind down of Moka France. The growth in our member base reflects the continued adoption of our products by new members. In the second half of 2022, Mogo focused on performance marketing expenses that drove more efficient payback periods. As a result of these changes, Mogo ultimately expects better profitability despite a decrease in quarterly member growth since the start of 2022.

Revenue

Three months ended Q4 2022 vs Q4 2021

Total revenue increased by 1% to $17.1 million for the three months ended December 31, 2022 compared to $17.0 million in the same period last year. We have achieved steady revenue in 2022 while reducing operating expenses in each quarter. There was a $0.5 million increase in interest revenue as the overall size of our loan portfolio has increased relative to the same period last year. This increase was offset by a $0.4 million decrease in subscription and services revenue, which was impacted by the implementation of the restructuring plan and its impact on certain sub-scale revenue streams.

Year ended 2022 vs 2021

Total revenue increased by 20% to $68.9 million for the year ended December 31, 2022 compared to $57.5 million in the same period last year. This increase in revenue was driven by a $7.3 million increase in subscription and services revenue, resulting from a combination of additional revenue streams from our acquisitions of Carta, Moka and Fortification in 2021 and growth in other Mogo products. In addition, there was a $4.1 million increase in interest revenue as the overall size of our loan portfolio has increased relative to the same period last year.

Subscription and services revenue

Three months ended Q4 2022 vs Q4 2021

Subscription and services revenue decreased by 3% to $10.3 million for the three months ended December 31, 2022 compared to $10.7 million in the same period last year. Subscription and services revenue represents 60% of total quarterly revenue in the current period as compared to 63% in the same period last year. The decrease was driven by the implementation of the restructuring plan during the quarter and its impact on sub-scale revenue streams.

Year ended 2022 vs 2021

Subscription and services revenue increased by 21% to $41.7 million for the year ended December 31, 2022 compared to $34.4 million in the same period last year. Subscription and services revenue represents 61% of total revenue in the current period as compared to 60% in the same period last year. The increase was driven by the timing of the Moka and Fortification acquisitions during 2021, along with the increase in Mogo loan subscription and services revenues as the overall size of our loan portfolio has increased relative to the same period last year.

Net (loss) income

Three months ended Q4 2022 vs Q4 2021

Net loss was $74.9 million for the three months ended December 31, 2022, which is an increase in net loss of $45.3 million compared to net loss of $29.6 million in the same period last year.

The variance is primarily driven by changes in non-cash gains and losses arising from impairment charges of $31.8 million to goodwill, a $31.5 million impairment charge on our investment in Coinsquare, a $4.7 million increase in our share of Coinsquare’s net loss, a $5.4 million impairment charge to legacy MogoApp and MogoCard related intangible assets and a $1.5 million increase in unrealized loss on investment portfolio. These losses have primarily resulted from recent broader equity and cryptocurrency declines during the period. These losses were partially offset by $22.0 million decrease in unrealized loss on revaluation of Coinsquare warrants as these warrants expired in the current year.

Partially offsetting the above is the realization of cost initiatives implemented as part of the restructuring plan. These initiatives have resulted in a $7.5 million improvement in loss from operations to $3.8 million for the three months ended December 31, 2022 from $11.3 million in the same period last year.

Year ended 2022 vs 2021

Net loss was $165.7 million for the year ended December 31, 2022, which is an increase in net loss of $132.5 million compared to net loss of $33.2 million in the same period last year.

The increase in net loss for the year ended December 31, 2022 was primarily attributed to the same non-cash items noted for the three months ended December 31, 2022. These non-cash gains and losses included a $31.8 million impairment charge to goodwill, a $58.3 million impairment charge on our investment in Coinsquare, a $20.3 million increase in our share of Coinsquare’s net loss, a $11.2 million increase in unrealized loss on investment portfolio, a $6.5 million impairment charge to MogoCrypto, MogoCard and legacy MogoApp related intangible assets and a $9.7 million increase in unrealized loss on Coinsquare warrants.

Partially offsetting the above is a $1.9 million improvement in loss from operations to $33.6 million for the year ended December 31, 2022 from $35.5 million in the same period last year. This is improvement is the net impact of realization of cost initiatives implemented as part of the restructuring plan partially offset by an increase in provision for loan losses during the year. Loan losses in the comparative period were abnormally low due to increased customer liquidity aided by government subsidy programs available in response to the COVID-19 pandemic. Furthermore, an incremental provision was recorded in 2022 to reflect forward-looking macroeconomic indicators including the increase inflation and rising interest rates.

Contribution(1)

Three months ended Q4 2022 vs Q4 2021

Contribution was $7.3 million for the three months ended December 31, 2022, which is a decrease of $0.3 million compared to $7.6 million in the same period last year. The decrease in contribution compared to the same period in the prior year was primarily driven by an increase to credit facility interest expense of $0.3 million.

Year ended 2022 vs 2021

Contribution was $27.5 million for the year ended December 31, 2022, which is a decrease of $1.2 million compared to $28.7 million in the same period last year. The decrease in contribution compared to the same period in the prior year was primarily due to an increase in customer service and operations expense of $0.6 million due to the timing of acquisition of Moka and increase in credit facility interest expense of $0.5 million due to rising interest rates.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Adjusted EBITDA(1)

Three months ended Q4 2022 vs Q3 2022

Adjusted EBITDA was $0.2 million for the three months ended December 31, 2022, which is a $3.1 million improvement from the adjusted EBITDA loss of $2.8 million for the three months ended September 30, 2022. The improvement is primarily attributable to certain cost reduction initiatives implemented in 2022 as described above in the “Item 4 - B. Business Overview - General Developments of the Business” section, resulting in a 16% reduction in operating expenditures in Q4 2022 compared to Q3 2022.

Three months ended Q4 2022 vs Q4 2021

Adjusted EBITDA was $0.2 million for the three months ended December 31, 2022, which is a $3.9 million improvement from the adjusted EBITDA loss of $3.7 million in the same period last year. The improvement in adjusted EBITDA was primarily driven by a $8.0 million reduction in operating expenditures arising from the realization of cost initiatives implemented in 2022.

Year ended 2022 vs 2021

Adjusted EBITDA loss was $12.2 million for the year ended December 31, 2022, which is a $1.1 million increase in loss compared to the adjusted EBITDA loss of $11.1 million in the same period last year. The increase in loss was driven by higher growth-related operating expenses in the first quarter of 2022 relative to the first quarter of 2021 partially offset by the cost reduction initiatives implemented in 2022.

Adjusted net loss(1)

Three months ended Q4 2022 vs Q4 2021

Adjusted net loss was $4.3 million for the three months ended December 31, 2022, which is a $5.4 million improvement compared to an adjusted net loss of $9.7 million in the same period last year. The increase in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance.

Year ended 2022 vs 2021

Adjusted net loss was $32.9 million for the year ended December 31, 2022, which is a decrease in loss of $0.2 million compared to an adjusted net loss of $33.1 million in the same period last year. The decrease in adjusted net loss was attributed primarily a $1.2 million decrease in credit facility and debenture expense partially offset by to the same reasons noted above in the adjusted EBITDA variance.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Contribution, adjusted EBITDA and adjusted net loss are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers.

Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non-IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Contribution

Contribution is a non-IFRS financial measure that we calculate as gross profit less the customer service and operations expense and credit facility interest expense. Contribution is a measure used by our management and the Board to understand and evaluate our core operating performance and trends and to evaluate the variable profit contribution of our revenue before the impact of investment related spend and overhead including technology, marketing and general and administration expenses. Factors that affect our contribution include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)

	Three months ended		Year ended

	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Gross profit	$11,743	$12,293	$46,240	$46,039
Less:
Customer service and operations	3,040	3,588	14,089	13,214
Credit facility interest expense	1,363	1,081	4,640	4,109
Contribution	7,340	7,624	27,511	28,716

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures and convertible debentures, share of (income) loss in investment accounted for using the equity method, revaluation loss (gain), impairment of investment accounted for using the equity method, impairment of goodwill and other non-operating expense. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net loss before tax	$(75,030)	$(29,885)	$(166,014)	$(33,441)
Depreciation and amortization	3,166	3,682	12,636	12,736
Stock-based compensation	835	3,919	8,712	11,683
Credit facility interest expense	1,363	1,081	4,640	4,109
Debenture and other financing expense	(335)	1,014	2,111	3,841
Accretion related to debentures and convertible debentures	315	316	1,249	1,252
Share of (income) loss in investment accounted for using the equity method	(372)	(5,076)	20,569	278
Revaluation (gain) loss	(906)	19,817	3,489	(15,671)
Impairment of investment accounted for using the equity method	31,514	—	58,263	—
Impairment of goodwill	31,758	—	31,758	—
Other non-operating expense	7,940	1,476	10,360	4,100

Adjusted EBITDA	248	(3,656)	(12,227)	(11,113)

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding stock-based compensation, share of (income) loss in investment accounted for using equity method, revaluation loss (gain), impairment of investment accounted for using the equity method, impairment of goodwill and other non-operating expense. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net loss to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net loss before tax	$(75,030)	$(29,885)	$(166,014)	$(33,441)
Stock-based compensation	835	3,919	8,712	11,683
Share of (income) loss in investment accounted for using the equity method	(372)	(5,076)	20,569	278
Revaluation (gain) loss	(906)	19,817	3,489	(15,671)
Impairment of investment accounted for using the equity method	31,514	—	58,263	—
Impairment of goodwill	31,758	—	31,758	—
Other non-operating expense	7,940	1,476	10,360	4,100

Adjusted net loss	(4,261)	(9,749)	(32,863)	(33,051)

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoMortgage, MogoTrade, Moka services, our premium account subscription offerings, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoMortgage, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

Results of Operations

The following table sets forth a summary of our results of operations for the three months and year ended December 31, 2022 and 2021:

($000s, except per share amounts)

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Total revenue	$17,146	$16,995	$68,949	$57,519
Cost of revenue	5,403	4,702	22,709	11,480

Gross profit	11,743	12,293	46,240	46,039

Technology and development	3,139	2,881	12,973	10,667
Marketing	1,035	4,230	11,208	15,629
Customer service and operations	3,040	3,588	14,089	13,214
General and administration	4,281	5,250	20,197	17,642
Stock-based compensation	835	3,919	8,712	11,683
Depreciation and amortization	3,166	3,682	12,636	12,736

Total operating expenses	15,496	23,550	79,815	81,571

Loss from operations	(3,753)	(11,257)	(33,575)	(35,532)

Credit facility interest expense	1,363	1,081	4,640	4,109
Debenture and other financing expense	(335)	1,014	2,111	3,841
Accretion related to debentures and convertible debentures	315	316	1,249	1,252
Share of (income) loss in investment accounted for using the equity method	(372)	(5,076)	20,569	278
Revaluation (gain) loss	(906)	19,817	3,489	(15,671)
Impairment of investment accounted for using the equity method	31,514	—	58,263	—
Impairment of goodwill	31,758	—	31,758	—
Other non-operating expense	7,940	1,476	10,360	4,100

	71,277	18,628	132,439	(2,091)

Net loss before tax	(75,030)	(29,885)	(166,014)	(33,441)

Income tax recovery	(87)	(260)	(336)	(232)

Net loss	(74,943)	(29,625)	(165,678)	(33,209)

Other comprehensive income:
Unrealized revaluation gain (loss) on digital assets	—	71	(468)	468
Foreign currency transaction reserve (loss) gain	(783)	126	101	458

Other comprehensive (loss) income	(783)	197	(367)	926

Total comprehensive loss	(75,726)	(29,428)	(166,045)	(32,283)

Contribution(1)	7,340	7,624	27,511	28,716
Adjusted EBITDA(1)	248	(3,656)	(12,227)	(11,113)
Adjusted net loss(1)	(4,261)	(9,749)	(32,863)	(33,051)
Net loss per share (basic)	(0.99)	(0.41)	(2.17)	(0.53)
Net loss per share (diluted)	(0.99)	(0.41)	(2.17)	(0.53)

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)

	Three months ended			Year ended
	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %
Subscription and services revenue	$10,343	$10,701	(3)%	$41,741	$34,408	21%
Interest revenue	6,803	6,294	8%	27,208	23,111	18%

Total revenue	17,146	16,995	1%	68,949	57,519	20%

Subscription and services revenue – represents Carta transaction processing revenue, Moka subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, partner lending fees, portfolio management fees, exempt market dealer commission revenue, referral fee revenue and other fees and charges.

Interest revenue - represents interest on our line of credit loan products.

Please refer to the “Item 5 - Operating and Financial Review and Prospects - Key Performance Indicators” section for commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)

	Three months ended			Year ended
	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %
Provision for loan losses, net of recoveries	$3,224	$3,088	4%	$14,730	$7,540	95%
Transaction costs	2,179	1,614	35%	7,979	3,940	103%
Cost of revenue	5,403	4,702	15%	22,709	11,480	98%
As a percentage of total revenue	32%	28%		33%	20%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs, transaction processing costs related to the Carta business and other transaction costs related to Moka and Fortification.

Cost of revenue was $5.4 million for the three months ended December 31, 2022, an increase of $0.7 million compared to the same period in the prior year. Cost of revenue was $22.7 million for the year ended December 31, 2022, an increase of $11.2 million compared to the same period last year.

Provision for loan losses, net of recoveries, has increased for the three months and year ended December 31, 2022 compared to the same periods in the prior year. This increase is due to overall growth in the size of the loan portfolio, lower default rates in the comparative period, and an incremental provision recorded in Q4 2022 to reflect forward looking macroeconomic indicators including the rise in interest rates and inflation.

Transaction costs have increased for the three months and year ended December 31, 2022 compared to the same periods in the prior year. This increase is due to transaction costs incurred by Carta, Moka and Fortification after their acquisitions in 2021.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of inflation and rising interest rates. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Technology and development expenses

The following table provides the technology and development expenses for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)

	Three months ended			Year ended
	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %
Technology and development	$3,139	$2,881	9%	$12,973	$10,667	22%
As a percentage of total revenue	18%	17%		19%	19%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third-party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $3.1 million for the three months ended December 31, 2022, which is an increase of $0.2 million compared to $2.9 million in the same period last year. Technology and development expenses were $13.0 million for the year ended December 31, 2022, which is an increase of $2.3 million compared to $10.7 million in the same period last year. The increase is due to higher spend in the current year relative to the prior year in order to accelerate key growth initiatives, including the development of MogoTrade.

MogoTrade and Moka form the core of our digital wealth platform. We believe our investments in their development will strengthen Mogo’s product service offerings and drive long-term member and revenue growth. Further, we believe that these strategic investments are key to unlocking and integrating the full potential of Mogo’s value proposition to consumers and will create a holistic and comprehensive user experience that positions us to drive long-term growth and user adoption.

Marketing expenses

The following table provides the marketing expenses for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %
Marketing	$1,035	$4,230	(76)%	$11,208	$15,629	(28)%
As a percentage of total revenue	6%	25%		16%	27%

Marketing expenses consist of salaries and personnel-related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia Network Inc. under our strategic collaboration agreement, public relations, promotional event programs and corporate communications.

Marketing expenses were $1.0 million for the three months ended December 31, 2022, which is a decrease of $3.2 million compared to $4.2 million in the same period last year. Marketing expenses were $11.2 million for the year ended December 31, 2022, which is a decrease of $4.4 million compared to $15.6 million in the same period last year. During 2022, there was a reduction in marketing expenses to focus on more efficient marketing channels that drive shorter payback periods.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %
Customer service and operations	$3,040	$3,588	(15)%	$14,089	$13,214	7%
As a percentage of total revenue	18%	21%		20%	23%

CS&O expenses consist primarily of salaries and personnel-related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were $3.0 million for the three months ended December 31, 2022, which is a decrease of $0.6 million compared to $3.6 million in the same period last year. The decrease is due to certain cost reduction initiatives implemented in 2022 as described above in the “Item 4 - B. Business Overview - General Developments of the Business” section.

CS&O expenses were $14.1 million for the year ended December 31, 2022, which is an increase of $0.9 million compared to $13.2 million in the same period last year. This increase is primarily attributable to the increase in customer support functions brought on through our acquisition of Moka in 2021, as well as higher underwriting expenses and servicing costs arising from growth in the loan portfolio in the first half of 2022.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)

	Three months ended			Year ended

	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %
General and administration	$4,281	$5,250	(18)%	$20,197	$17,642	14%
As a percentage of total revenue	25%	31%		29%	31%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $4.3 million for the three months ended December 31, 2022, which is a decrease of $1.0 million compared to the same period last year. The decrease is due to certain cost reduction initiatives implemented in 2022 as described above in the “Item 4 - B. Business Overview - General Developments of the Business” section.

G&A expenses were $20.2 million for the year ended December 31, 2022, which is an increase of $2.6 million compared to the same period last year. The increase is primarily due to increased costs resulting from the timing of acquisitions of Carta, Moka and Fortification in 2021.

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months and year ended December 31, 2022 and 2021 were as follows:

($000s, except percentages)

	Three months ended			Year ended

	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %

Stock-based compensation	$835	$3,919	(79)%	$8,712	$11,683	(25)%
Depreciation and amortization	3,166	3,682	(14)%	12,636	12,736	(1)%

	4,001	7,601	(47)%	21,348	24,419	(13)%
As a percentage of total revenue	23%	45%		31%	42%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $0.8 million in the three months ended December 31, 2022 compared to $3.9 million in the same period last year. Stock-based compensation decreased to $8.7 million in the year ended December 31, 2022 compared to $11.7 million in the same period last year. The decrease in stock-based compensation is driven by a higher number of options forfeited as a result of the restructuring plan implemented in 2022. In addition, for the year ended December 31, 2021, there was a greater number of options being granted at higher fair values than the current year.

Depreciation and amortization decreased to $3.2 million in the three months ended December 31, 2022 compared to $3.7 million in the same period last year. Depreciation and amortization decreased to $12.6 million in the year ended December 31, 2022 compared to $12.7 million in the same period last year. The decreases are driven by changes to the amortization of intangible assets recognized in the acquisition of Carta, Moka and Fortification, along with the impairment of MogoCrypto intangible assets in Q3 2022.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2022	December 31, 2021	Change %	December 31, 2022	December 31, 2021	Change %
Credit facility interest expense	$1,363	$1,081	26%	$4,640	$4,109	13%
As a percentage of total revenue	8%	6%		7%	7%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased for both the three months and year ended December 31, 2022 compared to the same periods last year. The increase is due to additional advances on the Credit Facility and higher interest rates in 2022.

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2022	December 31, 2021	Change%	December 31, 2022	December 31, 2021	Change %
Debenture and other financing expense	$(335)	$1,014	(133)%	$2,111	$3,841	(45)%
Accretion related to debentures and convertible debentures	315	316	(0)%	1,249	1,252	(0)%
Share of (income) loss in investment accounted for using the equity method	(372)	(5,076)	(93)%	20,569	278	7299%
Revaluation (gain) loss	(906)	19,817	(105)%	3,489	(15,671)	(122)%
Impairment of investment accounted for using the equity method	31,514	—	n/a	58,263	—	n/a
Impairment of goodwill	31,758	—	n/a	31,758	—	n/a
Other non-operating expense	7,940	1,476	438%	10,360	4,100	153%

Total other expenses (income)	69,914	17,547	298%	127,799	(6,200)	(2161)%
As a percentage of total revenue	408%	103%		185%	(11)%

Total other expenses (income) were $69.9 million for the three months ended December 31, 2022, which is an increase in expense of $52.4 million compared to the same period last year. The increase in total other expenses was primarily driven by an increase in non-cash losses arising from an impairment charge to goodwill, a write-down to intangible assets related to the planned wind down of the legacy MogoApp and MogoCard, an impairment on our investment in Coinsquare, an increase in our share of Coinsquare’s net comprehensive loss and an increase in unrealized loss on investment portfolio. These losses were partially offset by a decrease in unrealized loss on revaluation of Coinsquare warrants that expired in Q4 2022.

Total other expenses (income) were $127.8 million for the year ended December 31, 2022, which is an increase in expense of $134.0 million compared to the same period last year. The increase in total other expenses was driven by the same reasons noted above, and additionally due to a non-cash impairment charge on our investment in Coinsquare recognized in Q2 2022 and increase in unrealized loss on the Coinsquare warrants.

During the year ended December 31, 2022, Mogo recognized impairment charges of $58.3 million on its investment in Coinsquare after performing a comparison of the investment’s estimated value to its carrying value. The impairment was triggered as Coinsquare experienced lower trading volumes in 2022 amidst the recent broader cryptocurrency and equity market declines.

Share of (income) loss in investment accounted for using the equity method increased for the three months and year ended December 31, 2022, compared to the same periods last year. The increase in this equity pickup loss was due to Mogo’s share of both Coinsquare’s operating loss and non-operating loss associated with their investment portfolio. Mogo’s share of Coinsquare’s operating loss increased in line with the general decline in cryptocurrency trading volumes in 2022 compared to 2021.

During the year ended December 31, 2022, Mogo recognized impairment charges of $31.8 million to goodwill. The impairment loss was recognized due to a change in overall industry and market conditions, along with a decline in the Company’s stock price resulting in an excess of the carrying value of its total net operating assets above the Company’s market capitalization.

Revaluation gains and losses were a $0.9 million gain for the three months ended December 31, 2022 compared to a $19.8 million loss in the same period last year. The variance is primarily attributable to fair value changes of the Coinsquare warrants that expired in 2022. Mogo recognized a $22.0 million loss on the Coinsquare warrants in Q4 2021, compared to $nil in Q4 2022.

Revaluation gains and losses were a $3.5 million loss for the year ended December 31, 2022 compared to a $15.7 million gain in the same period last year. The increase in revaluation loss is primarily attributable to a $9.7 million increase in unrealized loss on Coinsquare warrants and a $11.2 million increase in unrealized loss on our investment portfolio. These non-cash losses have primarily resulted from the equity and cryptocurrency market declines during 2022. Revaluation losses were offset by a revaluation gain on Mogo’s derivative stock warrants.

During the year ended December 31, 2021, Mogo completed two registered direct offerings of Common Shares and Common Share purchase warrants resulting in US$81.5 million of gross proceeds. By virtue of the warrants having an exercise price denominated in USD, different than Mogo’s functional currency, the warrants are classified as a derivative liability as opposed to equity on the balance sheet. During the three months and year ended December 31, 2022, the Company has recorded a fair value gain related to the derivative stock warrants of $0.6 million and $12.6 million, respectively. If the exercise price of these warrants had been denominated in CAD, the warrants would have been classified as equity with no subsequent revaluations through profit and loss. As a result of these transactions, the portion of total transaction costs incurred with respect to the offerings that is proportionate to the fair value of the derivative liability as a percentage of the total USD $81.5 million proceeds was recognized to non-operating expense during the respective periods. The portion of transaction costs from the offerings charged to non-operating expense amounted to $1.5 million for the three months ended March 31, 2021 with no similar financing and related expense in the current period.

Other non-operating expense for the three months ended December 31, 2022 primarily consists of a $2.0 million restructuring charge incurred from changes in personnel structure made in Q4 2022, along with a $5.4 million write-down of intangible assets related to the planned wind down of the legacy MogoApp and MogoCard. Other non-operating expense for the year ended December 31, 2022 also includes a $0.7 million restructuring charge incurred from the changes in personnel structure made in Q2 2022 and $1.1 million write-down of intangible assets related to MogoCrypto. Other non-operating expense in the three months and year ended December 31, 2021 relates to costs incurred from the acquisitions of Carta, Moka and Fortification.

Debenture and other financing expense primarily consists of interest expense related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased by $1.3 million and $1.7 million for the three months and year ended December 31, 2022, respectively, compared to the same periods last year. The decrease in the three months ended December 31, 2022 is due to a gain of $1.1 million as a result of the revised amortised cost of the debentures due to the subordination agreement to the credit facility, and additional legal fees incurred in 2021 to support financing activity. Additional decrease for the year ended December 31, 2022 primarily related to the conversion of our convertible debentures into equity in Q1 2021.

Other comprehensive (loss) income

The following table provides a breakdown of other comprehensive income by type for the three months and year ended December 31, 2022 and 2021:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2022	December 31, 2021	Change%	December 31, 2022	December 31, 2021	Change%
Unrealized revaluation gain (loss) on digital assets	$—	$71	(100)%	$(468)	$468	(200)%
Foreign currency transaction reserve (loss) gain	(783)	126	(721)%	101	458	(78)%
Other comprehensive (loss) income	(783)	197	(497)%	(367)	926	(140)%

Total other comprehensive loss was $0.8 million for the three months ended December 31, 2022 compared to other comprehensive income of $0.2 million in the same period last year. Total other comprehensive loss was $0.4 million for the year ended December 31, 2022 compared to other comprehensive income of $0.9 million in the same period last year.

Following the financial investment in bitcoin and ether in 2021, the Company recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the annual consolidated financial statements for the year ended December 31, 2022 for our detailed accounting policy.

Unrealized revaluation gain (loss) on digital assets impacting other comprehensive income for the three months ended December 31, 2022 is $nil compared to a $0.1 million gain in the same period last year. Unrealized revaluation gain (loss) on digital assets impacting other comprehensive income for the year ended December 31, 2022 is a $0.5 million loss compared to a $0.5 million gain in the same period last year. These gains and losses are due to change in the market prices of bitcoin and ether across the periods.

The decrease in digital asset market prices in 2022 resulted in a cumulative loss on our digital assets prior to their sale in November 2022. As a result, the revaluation reserve in equity was reduced to $nil and a realized loss on digital assets of $0.1 million and $0.6 million was recognized in revaluation loss (gain) for the three months and year ended December 31, 2022, respectively (December 31, 2021—gain of $0.1 million and $nil, respectively).

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies that are different from the presentation currency of the Company’s consolidated financial statements. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using average monthly exchange rates. Foreign currency differences arising are recognized in other comprehensive income.

Foreign currency translation reserve loss was $0.8 million for the three months ended December 31, 2022 compared to a gain of $0.1 million in the same period last year. Foreign currency translation reserve gain was $0.1 million for the year ended December 31, 2022 compared to a gain of $0.5 million in the same period last year. These gains are due to fluctuations in foreign currency exchange rates across the periods.

B.    Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 23 and Note 26 in the Company’s annual consolidated financial statements for the year ended December 31, 2022.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of Common Shares, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments, including our investment in Coinsquare, was $37.5 million as at December 31, 2022. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures and may consider the issuance of shares in satisfaction of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility.

In December 2021, we amended our Credit Facility. The amendments changed the effective interest rate from a maximum of 9% plus LIBOR to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.

On September 29, 2020, Mogo and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. Among other things, these amendments reduce the interest rate of the debentures, and allow for the settlement of interest and principal in either cash or Common Shares, at our option.

On December 31, 2020, the Company established an at-the-market equity program to raise funds for operational expenditures, to maintain the Company’s working capital balances, and for general corporate purposes. The Company sold 1,524,759 Common Shares on the NASDAQ and received cash proceeds of approximately $18.3 million, net of agent commission. The program was terminated on February 21, 2021.

In registered direct offerings completed in February 2021 and December 2021, the Company received cash proceeds of approximately $113.3 million, net of agent commission, and issued to certain individual investors an aggregate of 11,457,648 Common Shares and unregistered warrants to purchase up to an aggregate of 5,728,824 Common Shares at any time prior to the date which is three and a half years following the date of issuance. A portion of the net proceeds was used to fund the cash component of the previously announced investment in Coinsquare with the remaining net proceeds used for general corporate and working capital purposes.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and twelve months ended December 31, 2022 and 2021:

($000s)
	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Cash used in operating activities before changes in working capital (1)	$(698)	$(2,046)	$(7,809)	$(14,256)
Other changes in working capital (1)	1,155	1,052	(2,808)	247
Cash provided by (used in) operating activities before changes in loans receivable	457	(994)	(10,617)	(14,009)
Cash invested in loans receivable	(1,813)	(6,462)	(16,392)	(17,081)
Cash used in operating activities	(1,356)	(7,456)	(27,009)	(31,090)
Cash used in investing activities	(655)	(2,965)	(9,149)	(39,594)
Cash (used in) provided by financing activities	(2,718)	34,887	(3,079)	125,864
Effect of exchange rate fluctuations	(36)	(185)	743	463
Net (decrease) increase in cash for the period	(4,765)	24,281	(38,494)	55,643

(1)	This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

The net decrease in cash for the three months and year ended December 31, 2022 contrasts the net increase in cash in the comparative period primarily due to financing activities that occurred in 2021, including the issuance of Common Shares, proceeds from the exercise of warrants and greater advances on the Credit Facility.

The net decrease in cash for three months ended December 31, 2022 was primarily due to repayments of debt and the repurchase of Common Shares. This is in contrast to the cash use from growth investment in the comparative period. We have reduced our cash use quarter-over-quarter from Q1 2022 to Q4 2022, driven by lower cash use from operating activities as a result of improved efficiency of operations.

The net decrease in cash for the year ended December 31, 2022 was primarily related to growth investment expenditures in the first half of 2022 including costs related to MogoTrade and continued loan originations. We are experiencing a temporary increase in net cash use from changes in working capital in 2022 as we reduce our operating expenses.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash used in operating activities decreased by $6.1 million in the three months ended December 31, 2022 compared to the same period last year. Cash used in operating activities increased by $4.1 million in the year ended December 31, 2022 compared to the same period last year.

Cash used in operating activities before changes in working capital was a $0.7 million outflow in the three months ended December 31, 2022 compared to a $2.0 million outflow in the same period last year. Cash used in operating activities before changes in working capital was a $7.8 million outflow in the year ended December 31, 2022 compared to a $14.3 million outflow in the same period last year. The overall decrease in cash outflows was due to lower operating expenses as a percentage of revenue in the current period relative to the prior period.

Cash invested in loans receivable was a $1.8 million outflow in the three months ended December 31, 2022 compared to a $6.5 million outflow in the same period last year. There was a reduction in loan originations in Q4 2022 to manage credit risk due to the current inflationary environment.

Cash invested in loans receivable was a $16.4 million outflow in the year ended December 31, 2022 compared to a $17.1 million outflow in the same period last year. In the first half of 2022, there was an increase in cash outflows due to higher loan originations relative to the comparative period. In the second half of 2022, Mogo reduced loan originations to manage credit risk, resulting in the overall decrease in cash outflows. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Other changes in working capital resulted in a $1.2 million inflow in the three months ended December 31, 2022 compared to a $1.1 million inflow in the same period last year. Other changes in working capital resulted in a $2.8 million outflow in the year ended December 31, 2022 compared to a $0.2 million inflow in the same period last year. The overall reduction in operating expenses beginning Q2 2022 and timing of vendor payments has resulted in higher cash outflows from changes in working capital during 2022. Mogo expects that the cash outflows from changes in working capital are temporary, and are due to the reduction in our cost structure.

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, cash invested in investment accounted for using the equity method, monetization of our investment portfolio and cash (invested) acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal-use technology.

Cash used in investing activities in the three months ended December 31, 2022 was $0.7 million compared to $3.0 million in the same period last year. The decrease in cash used in investing activities is primarily due to lower capitalized development costs and cash invested in the investment portfolio in the current year, along with proceeds from the sale of our digital assets.

Cash used in investing activities in the year ended December 31, 2022 was $9.1 million compared to $39.6 million in the same period last year. The decrease in cash used in investing activities is primarily due to our investment in Coinsquare made in the comparative period, partially offset by proceeds from the sales of investments in the prior period.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our Common Shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended December 31, 2022 was $2.7 million compared to cash provided by financing activities of $34.9 million for the same period last year. The net decrease in cash (used in) provided by financing activities is primarily attributable to $32.4 million in proceeds from the issuance of Common Shares in the prior period with no similar financing occurring in the current period. In addition, there was $1.4 million in repayments of the Credit Facility in the current period, compared to $3.1 million in advances in the prior period.

Cash used in financing activities in the year ended December 31, 2022 was $3.1 million compared to cash provided by financing activities of $125.9 million for the same period last year. The net decrease in cash (used in) provided by financing activities for the year ended December 31, 2022 relative to the same period in the prior year is primarily attributable to the issuance of Common Shares for proceeds of approximately $113.3 million and proceeds from Common Shares issued from the exercise of warrants of $6.4 million in the first quarter of 2021 with no similar financing occurring in 2022. In addition, there was $1.2 million in advances on the Credit Facility in 2022, compared to $7.3 million in advances in 2021.

Contractual Obligations

The following table shows contractual obligations as at December 31, 2022. Management will continue to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures as they become due and payable.

($000s)	2023	2024	2025	2026	2027	Thereafter
Commitments - operational
Lease payments	1,297	1,206	1,240	1,255	789	683
Trade payables	5,686	—	—	—	—	—
Accrued wages and other expenses	15,296	—	—	—	—	—
Interest – Credit Facility	5,689	5,689	2,845	—	—	—
Interest – Debentures	2,886	2,743	1,953	—	—	—

	30,854	9,638	6,038	1,255	789	683

Commitments – principal repayments
Credit Facility	—	—	46,180	—	—	—
Debentures (1)	2,215	2,358	35,085	—	—	—

	2,215	2,358	81,265	—	—	—

Total contractual obligations	33,069	11,996	87,303	1,255	789	683

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2022 and December 31, 2021:

($000s)	As at
	December 31, 2022	December 31, 2021
Cash and cash equivalent	$29,268	$67,762
Total assets	221,494	393,867
Total liabilities	110,608	124,090

Total assets decreased by $172.4 million during the year ended December 31, 2022. The decrease is primarily attributable to non-cash impairment charges to goodwill of $31.8 million and intangible assets of $6.5 million, along with equity and cryptocurrency market declines during 2022 resulting in non-cash losses including $58.3 million impairment charge related to our investment in Coinsquare, $20.6 million in our share of Coinsquare’s net comprehensive loss, $7.9 million loss on our Coinsquare warrants and $5.6 million net reduction in our investment portfolio. In addition, we continued to accelerate key growth initiatives including the development of MogoTrade resulting in additional growth spend and cash expenditure. These decreases were offset by higher loans and other receivables.

Total liabilities decreased by $13.5 million during the year ended December 31, 2022. The decrease is primarily due to a $12.3 million decrease in derivative financial liabilities partially offset by advances on the Credit Facility.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2022 and December 31, 2021:

($000s)	As at
	December 31, 2022	December 31, 2021
Gross loans receivable	$69,914	$65,645
Allowance for loan losses	(13,073)	(9,813)
Net loans receivable	56,841	55,832

The gross loans receivable portfolio was $69.9 million as at December 31, 2022, which is an increase of $4.3 million compared to the balance as at December 31, 2021. The increase is primarily due to changes in originations from year to year.

The following table provides a reconciliation of changes in our loan loss allowance for the year ended December 31, 2022 and the year ended December 31, 2021:

($000s)	As at
	December 31, 2022	December 31, 2021
Allowance for loan losses, beginning of period	$9,813	$8,886
Provision for loan losses	15,383	8,476
Loans charged-off	(12,123)	(7,549)
Allowance for loan losses, end of period	13,073	9,813

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of operations and comprehensive income (loss).

The allowance for loan losses as a percentage of gross loans receivable increased to 18.7% as at December 31, 2022 from 14.9% as at December 31, 2021. This is primarily due to abnormally low default rates in the comparative period, and an incremental provision recorded in 2022 to reflect forward looking macroeconomic indicators such as the spike in inflation and rising interest rates.

As at December 31, 2022, the allowance includes an incremental allowance in respect of potential future losses arising from macroeconomic factors as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the related allowance is adequate to absorb reasonably possible changes to economic conditions that impact the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive income (loss). Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against loans receivable and provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Credit facility

The credit facility consists of a $60 million senior secured credit facility maturing on July 2, 2025. The credit facility is subject to variable interest rates that reference to 1 month USD LIBOR, or under certain conditions, the Federal Funds Rate in effect. On December 16, 2021, the Company amended its credit facility to lower the effective interest rate from a maximum of LIBOR plus 9% (with a LIBOR floor of 1.5%) to LIBOR plus 8% with no floor. There is a 0.33% fee on the available but undrawn portion of the $60 million facility. The principal and interest balance outstanding for the credit facility as at December 31, 2022 was $46.2 million (December 31, 2021 – $44.9 million). Refer to Note 26 of the consolidated financial statements for details on the reform of major interest rate benchmarks.

The credit facility is subject to certain covenants and events of default. As at December 31, 2021 and December 31, 2022, the Company was in compliance with these covenants. Interest expense on the credit facility is included in credit facility interest expense in the consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

The Company has pledged financial instruments as collateral against its credit facilities. Under the terms of the general security agreement, assets pledged as collateral primarily include loans receivable with a carrying amount equal to $56.8 million (December 31, 2021 – $55.8 million) and cash and cash equivalents with a balance of $0.2 million (December 31, 2021 – $0.2 million).

Debentures

On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)

a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)

replacement of the former monthly interest payable by a new quarterly payment (the “Quarterly Payment”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or Common Shares; and

iv)

an option for all debenture holders to receive a lump-sum payout of their previously unpaid interest for the period from March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in Common Shares in October 2020 subsequent to the end of the quarter.

Interest expense on the debentures related to the coupon payment is included in debenture interest and other financing expense, and the portion of expense related to accretion of the discount is recorded separately to accretion related to debentures in the consolidated statements of operations and comprehensive income (loss).

($000’s)	As at
	December 31, 2022	December 31, 2021
Principal balance	39,658	41,375
Discount	(2,118)	(2,323)

	37,540	39,052
Interest payable	726	742

	38,266	39,794

The Debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of such debentures between January 2023 and June 2025 to July 2, 2025, being the maturity date of the credit facility.

As at December 31, 2022, the Company adjusted the amortised cost of the debentures to give effect to their subordination to the Company’s senior secured credit facility. The amortised cost of the debentures was recalculated by discounting the revised estimated future cash flows at the original effective interest rate. The Company recorded a gain of $1.1 million due to the resulting difference in amortised cost that is recognised in the consolidated statements of operations and comprehensive income (loss).

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

($000’s)	Principal component of quarterly payment	Principal due on maturity	Total
2023	2,215	—	2,215
2024	2,358	—	2,358
2025	1,870	33,215	35,085

	6,443	33,215	39,658

The debenture principal repayments are payable in either cash or Common Shares at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company’s share price at the repayment date.

C.	Research and Development, Patents and Licenses, etc.

The following table should be read in conjunction with “Item 4. Information on the Company – B. Business Overview”. The Company continues to invest in the development of its software platform which is captured as an addition to intangible assets in the Consolidated Financial Statements.

($000s)	December 31, 2022	December 31, 2021	December 31, 2020
Investment in intangible assets	7,482	7,503	4,796

D.	Trend Information

The information required by this item is set forth above in “Item 5. Operating and Financial Review and Prospects — A. Operating Results,” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report on Form 20-F to be not necessarily indicative of future operating results or financial conditions.

E.     Critical Accounting Estimates

Not applicable.

ITEM 6:         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name and Province or State and Country of Residence	Age	Position/Title	Director Since
David Feller[1] British Columbia, Canada	55	Chairman of the Board, CEO	August 26, 2003
Gregory Feller[1] New York, United States	55	President, CFO and Director	April 10, 2015
Michael Wekerle[3] Ontario, Canada	59	Director	June 21, 2019

Liam Cheung[5] Quebec, Canada	53	Director	June 29, 2021
Christopher Payne[2] Ontario, Canada	60	Director	January 25, 2021
Wendy Rudd[4] Ontario, Canada	59	Director	June 29, 2021

(1)	David Feller and Gregory Feller are brothers.
(2)	Chair of the Audit Committee; Member of the Corporate Governance, Compensation and Nominating Committee (“CGCNC”).
(3)	Chair of the CGCNC; Member of the Audit Committee; Chair of the Investment Committee.
(4)	Member of the Audit Committee and CGCNC
(5)	Member of the Investment Committee

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board. Over the past 20 years, Mr. Feller has grown Mogo into Canada’s leading financial technology and payments company with 2 million members, annual revenues exceeding $68 million and more than 250 team members. During that time, he led the Company through equity and debt financings totaling more than $500 million, securing two credit facilities with a leading global investment firm, the Company’s IPO on the TSX, listing on the NASDAQ and subsequent public offerings. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board.

Gregory Feller is a co-founder of Mogo, has served as the Company’s Chief Financial Officer since August 2011, and has served as a member of our Board of Directors and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co-Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers where he worked from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Masters of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

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

Christopher Payne has deep experience in M&A and private equity with a strong focus on the technology sector. He is the Managing Partner and Founder of Hawthorn Equity Partners, a leading middle market private equity firm launched in 2005. Previously, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Prior to CIBC, he was an entrepreneur working with a group of investors and executives in Silicon Valley on the formation of a business that ultimately became PayPal. Mr. Payne also worked at BMO Nesbitt Burns in M&A and later helped start BMO Nesbitt Burns Equity Partners, a North American mid-market focused merchant bank. He holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School.

Wendy Rudd is an innovative securities industry leader, with demonstrated accomplishments including the introduction of leading-edge electronic trading products and services to the Canadian market. Most recently, as a senior executive at IIROC, she was instrumental in modernizing the regulation of Canadian equity and debt markets, as well as the conduct and prudential regulation of investment dealers. Ms. Rudd’s past positions include Partner - Capital Markets for Capco, Chief Executive Officer at TriAct Canada Marketplace, and senior management roles in business development at ITG Canada, CIBC World Markets and the Toronto Stock Exchange. She is currently a member of the Coinsquare Board of Directors, and has served as President of the Canadian Capital Markets Association and as a member of the IIROC Board of Directors. Ms. Rudd holds a Bachelor of Mathematics degree in Computer Science from the University of Waterloo, and a Masters of Business Administration from Wilfrid Laurier University.

Liam Cheung has held senior executive positions relating to corporate strategy, technology and operations for brokerage and trading businesses throughout North America, Asia and Europe. Most recently, Dr. Cheung served as Executive Chairman of Moka and CEO of Tactex Asset Management Inc. and continues to be a director of both companies. He was the founder of Tactico Inc., where he successfully managed a portfolio of investments including Fidelity Clearing Canada, Omega ATS, Pointus Trading, Verticlear and JitneyTrade. Prior to founding Tactico, Dr. Cheung was instrumental in successfully establishing new businesses, divisions or other strategic initiatives for several brokerage and trading technology companies, including an execution routing technology firm, a direct market access division for global equity, options, foreign exchange and fixed income trading, an automated algorithmic trading technologies division, a hedge fund infrastructure firm, and the implementation of a representative office in Asia. Dr. Cheung is an associate of the Society of Actuaries and holds the chartered financial analyst designation. He additionally holds a Ph.D. in Economics from McGill University, as well as a M.Sc. in Management from Boston University and a BMath from University of Waterloo.

As at December 31, 2022, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 9,148,682 common shares, representing approximately 12% of the Company’s issued and outstanding common shares as of December 31, 2022.

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

●

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

●	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

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

Our executive compensation practices are designed to attract and retain the skillsets and experience needed to lead the development and execution of the Company’s strategy and to reward our executives for high performance and their contribution to our long-term success. The Board seeks to compensate executives by combining short-term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Company’s performance.

In order to achieve our aggressive growth objectives, attracting and retaining the right team members is critical. A key part of this is a well-thought out compensation plan that attracts high performers with specific skillsets and compensates them for continued achievements.

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

Summary of Elements of Compensation Program

Our executive compensation consists primarily of three elements: base salary, annual bonus and long-term equity incentives.

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

Annual Performance Bonus

Annual performance bonus is expressed as a percentage of annual base salary and is calculated based on achievement levels against a mix of corporate performance goals and individual performance goals and is payable at the discretion of the Board. Historically, the bonus has been paid in cash, stock options or a combination of both. In 2022, the Board and executives made the decision to pay bonuses in a combination of cash and stock options in respect of 2021 and no bonus is expected to be paid in respect of 2022.

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

RSUs – We established a RSU Plan to form part of our incentive compensation arrangements which is available for eligible directors, officers and employees of the Company as of April 18, 2018, the closing date of our IPO. Restricted stock units (“RSUs”) are issued in limited amounts and only awarded to senior management, and typically vest over three years. RSUs are aligned with shareholder interests as their value depends on post-vesting share price.

In setting the annual performance objectives and evaluating executive compensation, the Company considers each element carefully against relevant internal and market factors and the Board provides appropriate oversight with regard to the payment of short and long-term incentives to ensure alignment with our shareholders’ long-term interests.

Compensation of Executive Officers

The following table sets out information concerning the compensation earned by the executive officers during the year ended December 31, 2022.

Name and Principal Position	Salary	Share- based Awards	Option- based Awards(2)	Non-Equity Incentive Plan Compensation[3]	All Other Compensation	Total Compensation

David Feller CEO	$433,171	-	$782,595	-	$51,067	$1,266,833
Gregory Feller(1) President & CFO	$489,678	-	$782,595	-	$32,220	$1,304,493

1.

Gregory Feller is paid in US dollars. The Canadian dollar equivalent expressed in the table above is based on the average US dollar to Canadian dollar exchange rate posted by the Bank of Canada which was CAD$1.3013 = US$1.00 for 2022.

2.

Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2022: risk free interest rate between 2.48% and of 3.32%; expected life of 5 years; expected stock price volatility between 87% and 90% and expected dividend yield of Nil. The options value is based on a total of 709,741 options granted in 2022 with a weighted average exercise price of $1.07 and 666,667 of these are subject to a four-year vesting schedule.

3.	No bonus will be paid for 2022.

Compensation of Directors

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non-executive directors, Ms Rudd, Messrs. Payne, Cheung, and Wekerle are paid an annual retainer fee of $35,000. A non-executive director receives an additional $30,000 annual fee for serving as chair on each of the Audit Committee, CGCNC and Investment Committee. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors and are eligible to receive stock options and RSUs under the Stock Option Plan and RSU Plan, respectively.

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2022.

Name	Fees Earned	Option-Based Awards(1)	Share-Based Awards	Total Compensation

Michael Wekerle	$86,333	$110,985	--	$197,318
Christopher Payne	$63,000	$103,588	--	$166,588
Wendy Rudd	$33,167	$81,455	--	$114,622
Liam Cheung	$33,167	$81,455	--	$114,622

1.

Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2022: risk free interest rate between 2.48% and of 3.32%; expected life of 5 years; expected stock price volatility between 87% and 90% and expected dividend yield of Nil.

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

Board Committees

Audit Committee

Mogo’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and with NASDAQ Stock Market Rules. The members of the Audit Committee are Christopher Payne (Chair), Wendy Rudd and Michael Wekerle.

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

Corporate Governance, Compensation and Nominating Committee

The Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Michael Wekerle (Chair), Christopher Payne and Wendy Rudd.

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

Investment Committee

The Board has appointed the Investment Committee comprising of directors Michael Wekerle (Chair), Liam Cheung and Gregory Feller.

The board has adopted a written charter for the Investment Committee. The mandate of the Investment Committee is to assist the Board by reviewing and evaluating potential strategic investments, and divestitures by Mogo and making recommendations to the Board with respect to such potential transactions. Primary responsibilities of the Investment Committee are to (i) review proposed investment or divestiture opportunities identified by or submitted to the Committee for consideration, (ii) ensure the proposed opportunities meet the Company’s investment objectives and strategy, (iii) ensure that environmental, social, and governance factors are considered, (iv) assist and advise on the terms of the transaction, (v) oversee due diligence, (vi) identify and manage potential conflicts of interest; and (vii) review the performance and outlook of the Mogo Ventures portfolio.

Board Diversity Matrix:

Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Two or More Races or Ethnicities	1

D.     Employees

As of December 31, 2020, 2021 and 2022, we had 217, 340 and 261 employees, respectively. The following table sets forth the number of our employees categorized by area of operations:

	As of Dec 31, 2020	As of Dec 31, 2021	As of Dec 31, 2022
General & Administrative	47	73	65
Customer Service & Operations	109	163	131
Technology	61	104	65
TOTAL	217	340	261

E.     Share Ownership

The following table summarizes, as of March 22, 2023, share ownership including options and RSUs granted under the Stock Option Plan and RSU Plan to our executive officers and directors.

				Option-Based Awards			Share-Based Awards
Name	Common Shares	% Common Shares	Common Shares Underlying Options Outstanding	Option Exercise Price	Grant Date	Expiration Date	Common Shares Underlying RSUs that have not vested	Grant Date
David Feller	2,122,520	2.8%	116,666	$10.00	25-Jun-15	25-Jun-23	-	-
			100,000	$1.78	12-Sep-16	12-Sep-24
			100,000	$4.44	7-Jun-17	7-Jun-25
			50,000	$4.21	27-Sep-17	27-Sep-25
			50,000	$3.88	9-May-18	9-May-26
			58,857	$4.52	17-Jun-19	17-Jun-27
			275,000	$1.56	09-Jun-20	09-Jun-28
			300,000	$4.58	28-Dec-20	28-Dec-28
			100,000	$10.72	31-Mar-21	31-Mar-29
			200,000	$5.56	09-Sept-21	09-Sept-29
			43,074	$3.70	31-Mar-22	31-Mar-30
			166,667	$1.11	18-Jun-22	18-Jun-30

			500,000	$0.83	21-Nov-22	21-Nov-30
Gregory Feller	1,566,861	2.1%	100,000	$10.00	25-Jun-15	25-Jun-23	-	-
			100,000	$1.78	12-Sep-16	12-Sep-24
			100,000	$4.44	7-Jun-17	7-Jun-25
			50,000	$4.21	27-Sep-17	27-Sep-25
			50,000	$3.88	9-May-18	9-May-26
			58,857	$4.52	17-Jun-19	17-Jun-27
			275,000	$1.56	09-Jun-20	09-Jun-28
			300,000	$4.58	28-Dec-20	28-Dec-28
			100,000	$10.72	31-Mar-21	31-Mar-29
			200,000	$5.56	09-Sept-21	09-Sept-29
			43,074	$3.70	31-Mar-22	31-Mar-30
			166,667	$1.11	18-Jun-22	18-Jun-30
			500,000	$0.83	21-Nov-22	21-Nov-30
Michael Wekerle	5,082,652	6.8%	20,000	$6.70	14-Mar-16	14-Mar-26	-	-
			45,000	$2.50	28-Nov-18	28-Nov-28
			137,500	$1.56	9-Jun-20	9-Jun-28
			100,000	$10.72	31-Mar-21	31-Mar-29
			50,000	$5.56	30-Sep-21	30-Sep-29
			25,000	$3.61	31-Mar-22	31-Mar-30
			25,000	$1.11	18-Jun-22	18-Jun-30
			50,000	$0.83	21-Nov-22	21-Nov-30
Christopher Payne	340,755	0.5%	50,000	$10.72	31-Mar-21	31-Mar-29	-	-
			50,000	$5.56	30-Sep-21	30-Sep-29
			25,000	$3.61	31-Mar-22	31-Mar-30
			25,000	$1.11	18-Jun-22	18-Jun-30
			37,500	$0.83	21-Nov-22	21-Nov-30
Wendy Rudd	-	0.0%	25,000	$6.79	19-Aug-21	19-Aug-29	-	-
			50,000	$5.56	30-Sep-21	30-Sep-29
			25,000	$3.61	31-Mar-22	31-Mar-30
			25,000	$1.11	18-Jun-22	18-Jun-30
Liam Cheung	35,894	0.05%	25,000	$6.79	19-Aug-21	19-Aug-29	-	-
			50,000	$5.56	30-Sep-21	30-Sep-29
			25,000	$3.61	31-Mar-22	31-Mar-30
			25,000	$1.11	18-Jun-22	18-Jun-30

ITEM 7:         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Based on a review of the information provided to us by our transfer agent, as of March 17, 2023, there were 425 record holders, of which 326 record holders holding approximately 75% of our common shares had registered addresses in Canada. These numbers are not representative of the number of beneficial holders of our common shares nor are they representative of where such beneficial holders reside, since many of these common shares are held of record by brokers or other nominees (including one Canadian. nominee company, CDS & Co., which held approximately 67% of our outstanding common shares as of such date).

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 15, 2023, the latest practicable date, by each person known to us to own beneficially more than 5% of our common shares. The calculations in the table below are based on the 74,971,625 common shares outstanding as of March 22, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 22, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

No holder of common shares has different voting rights from any other holders of common shares.

	Shares Beneficially Owned
Principal Shareholder	Number	%
Michael Wekerle	5,300,010	7.1%
Toroso Investments, LLC	4,352,287	5.8%

B.     Related Party Transactions

Related party transactions during the year ended December 31, 2022, include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2022, totaled $0.3 million (December 31, 2021 – $0.3 million). The debentures bear annual coupon interest of 8.0% (December 31, 2021 – 8.0%) with interest expense for the year ended December 31, 2022, totaling $0.025 million (December 31, 2021 – $0.026 million). The related parties involved in such transactions include Company shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

On June 30, 2021, the Company acquired 1,300,000 common shares of Tetra Trust Company from its associate Coinsquare for $1.3 million. As at December 31, 2022, this investment is valued at $1.3 million and is recorded within the investment portfolio (December 31, 2021 – $1.3 million). This related party transaction was made on terms equivalent to those that prevail in arm’s length transactions.

In the year ended December 31, 2022, the Company incurred $188,000 of sponsorship expenses (December 31, 2021 – $153,000) with a company owned by a director of Mogo. In the year ended December 31, 2022, the Company incurred $142,000 of recruiting fees (December 31, 2021 – $54,000) with a recruiting firm owned by the spouse of a director of Mogo.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8:        FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information.

See “Item 17 Financial Statements” for the Consolidated Financial Statements included in this annual report on Form 20-F.

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

Action Needed to Change Shareholder Rights

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

C.   Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, to which the Company or any other member of the group is a party, for the two years immediately preceding the date of this annual report on Form 20-F:

•

Amended and Restated Revolving Credit and Guarantee Agreement dated between Mogo, Mogo Finance, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC as of July 16, 2019, and as further amended by that First Amendment Agreement dated as of December 31, 2019, the Second Amendment Agreement dated March 30, 2020 and the Third Amendment Agreement dated April 15, 2020, the Fourth Amendment Agreement dated June 29, 2020, the Fifth Amendment Agreement dated January 25, 2021, the Sixth Amendment Agreement dated December 16, 2021 and the Seventh Amendment Agreement dated January 10, 2022. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities” for more information.

•

Amended and Restated Subordination Agreement (Thurlow Guarantee) dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP and Mogo Finance Technology Inc., pursuant to which the security granted to Dale Matheson Carr-Hilton LaBonte LLP on behalf of the holders of certain secured debentures, securing debt owing under the secured debentures, is subordinated and postponed to the security granted to DB FSLF 50 LLC.

•

Amended and Restated Subordination Agreement dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP, Mogo Finance, Mogo Mortgage Technology Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., Hornby Loan Brokers (Ottawa) Inc., Horny Leasing Inc., Thurlow Management Inc., Thurlow Capital (BC) Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (Ontario) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ottawa) Inc. and Mogo Technology Inc., pursuant to which the security granted to Dale Matheson Carr-Hilton LaBonte LLP on behalf of the holders of certain secured debentures, securing debt owing under the secured debentures, is subordinated and postponed to the security granted to DB FSLF 50 LLC.

•

In connection with the Investment Agreement between Mogo Inc., Coinsquare Ltd, and certain of the shareholders of Coinsquare Ltd., dated February 10, 2021, as amended by an Amending Agreement dated March 31, 2021, the Company entered into an Investor Rights Agreement pursuant to which, among other things, Coinsquare will have the right to designate for nomination or appointment one nominee to Mogo’s board of directors, under certain conditions.

•

Share Exchange Agreement by and between Mogo and Moka Financial Technologies Inc. and all shareholders of Moka Financial Technologies Inc., dated May 4, 2021 (See “Item 4 —Information on the Company” and “—B. Business Overview”).

•

Share Purchase Agreement entered into by, among others, Mogo, Fortification and the sole shareholder of Fortification, dated September 1, 2021 (See “Item 4 — Information on the Company” and “—B. Business Overview”).

D.   Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Mogo’s securities, although there may be Canadian and other foreign tax considerations. See “Item 10 — Additional Information — E. Taxation”.

E.   Taxation

Certain Canadian Federal Income Tax Information for Non-Canadian Holders

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares by a beneficial owner of common shares who, for the purposes of the Income Tax Act (Canada) and the regulations thereto (the “Tax Act”), and at all relevant times, (1) is not, or is deemed not to be, resident in Canada, (2) deals at arm’s length with and is not affiliated with us, (3) holds such shares as capital property and does not use or hold, and is not deemed to use or hold, such shares in the course of carrying on, or otherwise in connection with, a business in Canada and (4) has not entered into and will not enter into, with respect to the common shares a “derivative forward agreement” as that term is defined in the Tax Act (hereinafter, a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, the Canada-United States Tax Convention (1980), as amended (the “Treaty”), all proposed amendments to the Tax Act and the Treaty publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). It has been assumed that all such proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative policy or assessing practice, whether by legislative, administrative or judicial action, although no assurances can be given in this respect. This summary does not take into account Canadian provincial, U.S. federal, state or other foreign income tax law or practice.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares acquired pursuant to this Form 20-F that is for U.S. federal income tax purposes:

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

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada—U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company Rules

Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factually determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for the purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future.

•	In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or
•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For purposes of the PFIC provisions, “gross income” is determined using U.S. federal income tax principles and generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources and “passive income” generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The “value of our assets” generally is determined based on fair value at each quarter. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

You may access this annual report on Form 20-F, including exhibits and schedules, on our website at www.mogo.ca or request a copy by email to Legal@mogo.ca. You may also read and copy reports, statements or other information that we file with or furnish to the SEC, including exhibits and schedules filed with this annual report on Form 20-F at the SEC’s public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may access the documents we file with or furnish to the SEC at that website. These SEC filings are also available to the public from commercial document retrieval services.

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

ITEM 11:         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments that could be affected by market risk include cash, investment portfolio, credit facilities, debentures, derivative financial assets and derivative financial liabilities.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest fluctuating with USD LIBOR. The credit facility does not have a USD LIBOR floor. As at December 31, 2022, LIBOR is 4.32% (December 31, 2021 – 0.11%). For the year ended December 31, 2022, a 50-basis point change in LIBOR would increase or decrease credit facility interest expense by $0.3 million (December 31, 2021 – $0.2 million).

A fundamental reform of major interest rate benchmarks (the “Reform”) is being undertaken globally. The USD LIBOR will cease to be published in June 2023 for all USD LIBOR tenors. Management has performed an assessment on the impact of the Reform and has determined that the Company only has exposure to the Reform through its credit facility and the nature of the risks are operational and financial. Operational risk includes ensuring proper contractual terms are in place and engagement with the credit facility lender on the progress and impact of their own transition. Financial risk includes the impact on the economics of the financial instruments.

As at December 31, 2022, the transition of the benchmark rate for the credit facility as a result of the Reform is in progress. Management has determined that the credit facility contract contains clauses for replacement of the USD LIBOR benchmark rate with an alternative benchmark that was confirmed to be the Secured Overnight Financing Rate. The Reform has not resulted in changes to the Company’s risk management strategy.

The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is primarily exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. As at December 31, 2022, a 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $0.3 million (December 31, 2021 – $1.5 million).

	As at
($000 USD)	December 31, 2022	December 31, 2021
Cash	3,553	29,032
Investment portfolio	5,958	9,954
Derivative financial liabilities	(310)	(10,008)
Debentures	(4,562)	(4,792)

Other price risk

Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risks or currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market. The investment portfolio comprises of non-listed closely held equity instruments which have minimal exposure to market prices. The valuation of the investment portfolio is conducted on a quarterly basis.

ITEM 12:         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.   American Depositary Shares

None.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-E.

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

C.   Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.   Changes in Internal Controls

Management has evaluated, with the participation of our CEO and CFO, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. There have been no material changes to the internal controls over financial reporting during the period covered by the annual report.

ITEM 16:         [RESERVED]

A.   Audit Committee Financial Expert

The Board has considered the extensive financial experience of Mr. Payne, Ms. Rudd and Mr. Wekerle and has determined that each is (i) financially literate in accordance with NI 52-110 and Rule 10A-3 under the Exchange Act, and (ii) an independent director as that term is defined by the applicable Canadian and SEC rules and in the NASDAQ Stock Market Rules.

Specifically, for the purposes of NI 52-110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. Additionally, at least one member of the Audit Committee must be an “audit committee financial expert” as defined by the SEC. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” for the education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee.

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

C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP in 2022 and 2021, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended

	December 31, 2022	December 31, 2021

Audit Fees[1]	$1,472,220	$1,484,471

Audit Related Fees[2]	–	–

Tax Fees[3]	$187,547	$47,962

All Other Fees[4]	–	–
Total Fees Paid	$1,659,767	$1,532,433

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

(3) “Tax fees” of 2022 and 2021 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

(4) “All other fees” refers to the routine consulting services.

Under its charter, the Audit Committee is required to pre-approve all audit and non-audit services to be performed by the external auditors in relation to the Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services or routine advisory work as required by management during the year. The Audit Committee is also required to approve the engagement letter for all non-audit services and estimated fees thereof, other than those for de minimis services or routine advisory work as required by management during the year. The pre-approval process for non-audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors. The Audit Committee has also established an External Auditor Hiring Policy.

D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Mogo’s Board of Directors approved a share repurchase program in March 2022 with authorization to purchase up to US$10 million of common shares. Mogo may repurchase shares from time to time through open market purchases, in privately negotiated transactions or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The actual timing and amount of future repurchases are subject to business and market conditions, corporate and regulatory requirements, stock price, acquisition opportunities and other factors. The share repurchase program does not obligate Mogo to acquire any particular amount of common stock, and the program may be suspended or terminated at any time by Mogo at any time at its discretion without prior notice.

Issuer purchase of equity securities

Period	(a) Total Number of Common Shares purchased	(b) Average Price Paid per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs

March 22 – 31, 2022	-	-	-	-

April 1 – 30, 2022	-	-	-	-

May 1 – 31, 2022	-	-	-	-

June 1 – 30, 2022	800,000	US$0.90	800,000	US$9,280,000

July 1 – 31, 2022	-	-	-	-

August 1 – 31, 2022	-	-	-	-

September 1 – 30, 2022	-	-	-	-

October 1 – 31, 2022	-	-	-	-

November 1 – 30, 2022	-	-	-	-

December 1 – 31, 2022	1,000,000	US$0.4686	1,000,000	US$8,811,400

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

H.   Mine Safety Disclosure

Not applicable.

I.   Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17:         FINANCIAL STATEMENTS

Please refer to Exhibit 20.1 for Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020 included as part of this Annual Report.

ITEM 18:         FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19:       EXHIBITS

Exhibit Number	Document Description
1.1	Notice of Articles of the Registrant (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on July 2, 2019)

1.2	Articles of the Registrant (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on July 2, 2019)

2.1	Description of Registered Securities

2.2

Securities Purchase Agreement dated February 21, 2021 and associated form of common share purchase warrant (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on March 1, 2021)

2.3

Securities Purchase Agreement dated December 13, 2021 and associated form of common share purchase warrant (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on December 31, 2021)

4.1	Amended and Restated Subordination Agreement (Thurlow Guarantee) dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP and Mogo Finance Technology Inc.

4.2

Amended and Restated Subordination Agreement dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP, Mogo Finance, Mogo Mortgage Technology Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., Hornby Loan Brokers (Ottawa) Inc., Horny Leasing Inc., Thurlow Management Inc., Thurlow Capital (BC) Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (Ontario) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ottawa) Inc. and Mogo Technology Inc.

4.3

Investor rights agreement dated April 16, 2021 between the Registrant and Coinsquare Ltd. (incorporated by reference to Exhibit 99.2 of the Registrants report on Form 6-K filed with the SEC on April 21, 2021)

4.4

Amended and Restated Revolving Credit and Guarantee Agreement dated between Mogo, Mogo Finance, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC as of July 16, 2019, and as further amended by that First Amendment Agreement dated as of December 31, 2019, the Second Amendment Agreement dated March 30, 2020 and the Third Amendment Agreement dated April 15, 2020, the Fourth Amendment Agreement dated June 29, 2020, the Fifth Amendment Agreement dated January 25, 2021, the Sixth Amendment Agreement dated December 16, 2021 and the Seventh Amendment Agreement dated January 10, 2022

4.5	Amended Stock Option Plan of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s registration statement on Form 6-K, filed with the SEC on June 7, 2022)

4.6	Restricted Share Unit Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-8, filed with the SEC on June 19, 2018)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Auditor – KPMG LLP

20.1	Annual consolidated financial statements for the years ended December 31, 2022, 2021 and 2020

101	Interactive data files (formatted as Inline XBRL)

104	Cover page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mogo Inc.

Date: March 23, 2023	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President and Chief Financial Officer