Form 20-F
period 2023-12-31
Mogo Inc.
filed 2024-04-30
CIK 1602842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

British Columbia, Canada

(Jurisdiction of incorporation or organization)

516 - 409 Granville St, Vancouver BC, V6C 1T2, Canada

(Address of principal executive offices)

Gregory Feller, President & Chief Financial Officer
516 - 409 Granville St, Vancouver BC, V6C 1T2, Canada
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,515,909 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes ☒ No

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

Large accelerated filer ☐ Accelerated filer☐ Non-accelerated filer☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 and as of December 31, 2021, 2022 and 2023, which are presented in Canadian dollars. Amounts in this annual report on Form 20-F are stated in Canadian dollars unless otherwise indicated.

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

This annual report on Form 20-F is dated April 30, 2024. Except where otherwise indicated, the information contained in this annual report on Form 20-F is stated as of December 31, 2023.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to the Company’s current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•
the Company's expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;
•
the Company's anticipated cash needs and its needs for additional financing, funding costs, and ability to extend or refinance any outstanding amounts under the Credit Facility (as defined below) and debentures;
•
the Company's ability to protect, maintain and enforce its intellectual property;
•
third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;
•
the resolution of any legal matters or disputes;
•
the Company's plans for and timing of expansion of its products and services;
•
the Company's future growth plans;
•
the acceptance by consumers and the marketplace of new technologies and solutions;
•
the Company's ability to attract new members and develop and maintain existing members;
•
the Company's ability to attract and retain personnel;
•
the Company's expectations with respect to advancement of its product offering;
•
the Company's competitive position and the regulatory environment in which the Company operates;
•
anticipated trends and challenges in the Company's business and the markets in which it operates;
•
the Company's historical investment approach, objectives and strategy, including its focus on specific sectors;
•
the structuring of its investments and its plans to manage its investments; and
•
the Company's expectations regarding the performance of certain sectors in which it has invested.

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

•
Worsening economic conditions may cause our members' loan default rates to increase and harm our operating results.
•
Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.
•
We rely on our proprietary credit scoring model in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.
•
Our risk management efforts may not be effective.
•
We have a history of losses and may not achieve consistent profitability in the future. In addition, if we continue to grow, we may not be able to manage our growth effectively.
•
Carta's business is reliant on contracts with key customers operating in the payment industry.
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
•
As a registrant and member of the Canadian Investment Regulatory Organization, MogoTrade is subject to extensive regulation in Canada.
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
•
Our investment in WonderFi may expose us to certain risks, which could have a material adverse effect on our financial conditions and results of operations, including the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space.
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
•
Cybersecurity incidents and other systems and technology problems may materially and adversely affect our business, operations and financial results.
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
•
Any misconduct or errors by our employees and third-party service providers could harm our business and reputation.
•
Our business depends on our ability to collect payments and service the products we make available to our members.
•
We rely on third-party partners, service providers and systems to deliver our products and services and perform key functions. Any disruption of service by such third parties could interrupt or delay our ability to deliver our products and service to our members.
•
We face increasing competition and, if we do not compete effectively, our operating results could be harmed.
•
If the information provided by members to us is incorrect or fraudulent, we may misjudge a member's qualification to receive a loan and our operating results may be harmed.
•
We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.
•
Litigation may adversely affect our business and financial condition.

Worsening economic conditions may cause our members' loan default rates to increase and harm our operating results.

Approximately 30% of our assets as of December 31, 2023 consisted of loans to our members. Uncertainty and negative trends in general economic conditions in Canada and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies operating in our industries. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, unemployment levels (which are currently low and resulting in staff shortages and upward wage pressure), consumer confidence, energy costs and other general economic conditions, as well as events such as natural disasters, acts of war, terrorism and catastrophes.

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

In deciding whether to extend credit to prospective members, we rely heavily on our credit score generated by our proprietary credit scoring model and decisioning system, an empirically derived suite of statistical models built using third-party data, data from our members and our credit experience gained through monitoring the performance of our members over time. If our proprietary credit scoring model and decisioning system fails to adequately predict the creditworthiness of our members, or if our proprietary cash flow analytics system fails to assess prospective members' financial ability to repay their loans, or if any portion of the information pertaining to the prospective member is false, inaccurate or incomplete, and our systems did not detect such falsities, inaccuracies or incompleteness, or any or all of the other components of the credit decision process described herein fails, we may experience higher than forecasted losses. Furthermore, if we are unable to access the third-party data used in our credit scores, our access to such data is limited or such information is outdated or incorrect, our ability to accurately evaluate potential members will be compromised, and we may be unable to effectively predict probable credit losses inherent in our loan portfolio, which would negatively impact our results of operations.

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

We have a history of losses and may not achieve consistent profitability in the future. In addition, if we continue to grow, we may not be able to manage our growth effectively.

Although we had shareholders equity of approximately $94 million as of December 31, 2023, we also had an accumulated deficit of approximately $332 million. We will need to generate and sustain increased revenue levels in future periods to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, continue developing our products including further development of our platforms, increase our service and general product servicing capabilities, compensate our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable, we expect the aggregate amount of this expense will also continue to grow.

Our historical growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial, management and compliance controls as well as our reporting systems and procedures. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this 20-F, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our publicly listed securities may significantly decrease.

Further, the circumstances that accelerated the growth of our business in recent years, including an extended period of general macroeconomic growth in Canada and the U.S., as well as growth in the financial services and technology industries in which we operate, slowed in 2022 and 2023 and may not return in the future. Our membership grew from 2.0 million members as at December 31, 2022 to 2.1 million members as at December 31, 2023, down from our growth of 0.2 million members between December 31, 2021 and December 31, 2022. We may experience declines in the growth of our business (or negative growth) as a result of a number of factors, including slowing demand for our products, insufficient growth in the number of customers that utilize our products, declines in the level of usage of our products by existing members, macroeconomic factors, increasing competition, a decrease in the growth of our overall market or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth and economic conditions that could reduce financial activity and the maturation of our business, among others. If our growth rate declines, our business, operating results, financial condition and prospects could be adversely affected.

Carta's business is reliant on contracts with key customers operating in the payment industry.

There can be no assurance that we will be able to maintain our relationships with these clients or that these client relationships will result in increasing revenue. Given the B2B nature of Carta's operations, the number of clients that are potential users of the Carta platform is concentrated. Our largest clients may not be easily replaced and the loss of any one or more of such clients may have a material adverse impact on the results of operations and financial condition of the Company. In addition, if we are unable to add new clients, we may not realize anticipated levels of growth in the future. While we expect this concentration of revenue to decrease over time, we may continue to depend upon a relatively small number of clients for a significant portion of our revenue in the foreseeable future. The loss of a significant client or failure to attract new clients could materially adversely affect our business, financial condition and results of operations.

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
•
negative publicity about our products or our platforms' performance or effectiveness;
•
delays in releasing to the market new products or platform enhancements; and
•
the introduction or anticipated introduction of competing products by our competitors.

If our new products or platform enhancements do not achieve adequate acceptance in the market or if management decides not to proceed with the launch of new products or platform enhancements if it does not expect to achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with new products or enhancements.

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

For example, our lending business activities are subject to section 347 of the Criminal Code. Following consultations on predatory lending conducted by the Department of Finance in August 2022, in 2023, the Canadian federal government introduced the Budget Implementation Act, 2023, No 1 ("Budget Act"), to reduce the criminal rate of interest to 35% APR, and replace an effective annual rate of interest calculation with an annual percentage rate of interest calculation. The Budget Act received Royal Assent on June 22, 2023, but the criminal rate of interest amendments are not yet in force, and they will only come into force upon proclamation by an order of the Cabinet, on a date to be determined.

On December 23, 2023, pursuant to its regulation-making authority under the Budget Act, the federal government released the Criminal Interest Rate Regulations ("Interest Rate Regulations") to exempt certain agreements from the criminal rate of interest. The Interest Rate Regulations, which will come into force concurrently with the criminal interest rate amendments, include provisions relating to payday loans, as well as exemptions from the criminal rate of interest for loans that the government views as non-predatory including certain commercial loans and small dollar, non-recourse collateralized loans (pawn loans), none of which are relevant to our current lending activities. The federal government has indicated it may further reduce the criminal rate of interest below 35% APR. A consultation on the further lowering of the criminal rate closed on January 7, 2024. While the criminal interest rate amendments and companion regulations are not yet in force, the Company is in the process of preparing for this change.

In addition to the criminal interest rate restrictions, certain of our MogoMoney products may be subject to new legislation and regulations respecting 'high-cost credit products' which have been implemented in certain provinces in which we operate. Provincial high-cost credit ("HCC") legislation has been implemented in the provinces of Alberta and British Columbia. HCC legislation, which is part of the broader provincial consumer protection regime in these provinces, imposes additional requirements, including licensing and disclosures, on lenders making loans above certain interest rate thresholds. We are currently licensed as an HCC lender in both provinces and comply with all regulatory requirements. We also continue to participate in the regulatory process, monitor the HCC landscape that continues to develop in other provinces, including the province of Newfoundland and Labrador, which has also passed legislation that will implement an HCC regime. This legislation will take effect in June 2024. We are currently in the process of preparing for the changes in that province. The Company will continue to ensure that its business complies with any HCC regulatory changes and is well positioned to respond to any enhanced disclosure requirements.

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

Further, the laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Mogo has an approximate 13% stake in WonderFi, Canada's leading operator of regulated crypto trading platforms and other digital asset businesses. The value of Mogo's investment in WonderFi may be adversely impacted if WonderFi is unable to comply with regulations or prohibitions applicable to them, faces regulatory or other enforcement actions and potential fines and other consequences.

As a registrant and member of the Canadian Investment Regulatory Organization, MogoTrade is subject to extensive regulation in Canada.

MogoTrade is registered as an investment dealer in each of the provinces and territories in Canada, and it is also a member of the Canadian Investment Regulatory Organization ("CIRO"). Compliance with many of the regulations applicable to MogoTrade involves a number of risks, particularly in areas where applicable regulations may be subject to interpretation. In the event of non-compliance with an applicable regulation, securities regulators or CIRO may institute administrative or judicial proceedings that may result in censure, fine, civil penalties, issuance of cease-and-desist orders, deregistration or suspension of the non-compliant investment dealer or investment adviser, suspension or disqualification of the investment dealer's officers or employees, or other adverse consequences. The imposition of any such penalties or orders on MogoTrade regardless of duration or any subsequent appellate results could have a material adverse effect on the Company.

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

We have obtained debt financing from a limited number of lenders. Our reliance on the Credit Facility for a significant amount of our funding exposes us to funding concentration risks. If the lender decides to terminate the Credit Facility, our business, operating results, financial condition and prospects could be adversely affected. In addition, the Credit Facility must be renewed on a periodic basis. If we were unable to renew the Credit Facility on acceptable terms when it became due there could be a material adverse effect on our financial condition, liquidity and results of operations.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, or acceleration of the maturity date which could materially impact our operations.

Primary funding sources available to support the maintenance and growth of our business include, among others, the Credit Facility. The Credit Facility contains restrictions on the Company's ability to, among other things, pay dividends, sell or transfer assets, incur additional debt, repay other debt, make certain investments or acquisitions, repurchase or redeem shares, and engage in alternate business activities. The Credit Facility also contains a number of covenants that require the Company to maintain certain specified financial ratios. Description of these covenants, requirements and events are set out in the Credit Facility agreement.

During the occurrence of an event of default under the Credit Facility, for example, principal collections from our consumer loans would be applied to repay principal under the Credit Facility rather than being available on a revolving basis to fund newly originated loans. During the occurrence of an event of default under any of our debt, including debt owing under the Credit Facility, debt owing to the holders of debentures issued by the Company or debt owing to future facilities we may enter into, the applicable lender could accelerate the repayment of our debt and the lender's commitments to extend further credit would terminate. If we were unable to repay the amounts due and payable under our debt when due, the applicable lender could seek remedies, including against the collateral pledged as security for such debt.

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

We have, and anticipate having, a significant amount of indebtedness, which totaled $49.4 million on our Credit Facility and $36.8 million in outstanding debentures as of December 31, 2023. Our ability to make payments of principal and interest on our funding debt will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

Our substantial indebtedness could have significant consequences to shareholders, such as the inability to satisfy our obligations under the Credit Facility and increased vulnerability to adverse general economic and industry conditions. We may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes and we would have to allocate a substantial portion of our cash resources to the payment on our indebtedness, which would reduce the funds available for operations and for distribution to shareholders.

Our investment in WonderFi may expose us to certain risks, which could have a material adverse effect on our financial conditions and results of operations, including the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space.

Mogo is an approximate 13% shareholder in WonderFi, Canada's leading operator of regulated crypto trading platforms and other digital asset businesses. In 2022, a number of digital asset exchanges filed for bankruptcy proceedings and/or became the subjects of investigation by various governmental agencies for, among other things, fraud, causing a loss of confidence and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets have experienced increased price volatility. The cryptocurrency ecosystem may continue to be negatively impacted and experience long term volatility if public confidence decreases.

The failure of several crypto platforms has impacted and may continue to impact the broader crypto economy; the full extent of these impacts may not yet be known. WonderFi is part of the cryptocurrency environment and is subject to volatility resulting from financial instability, poor business practices, and fraudulent activities of players in the cryptocurrency market. When investors in cryptocurrency and cryptocurrency-based companies experience financial difficulty as a result of price volatility, poor business practices, and/or fraud, it has, and may cause loss of confidence in the cryptocurrency space, reputational harm to cryptocurrency assets, heightened scrutiny by regulatory authorities and law makers, among other material impacts.

These events are continuing to develop and it is not possible to predict, at this time, every risk that they may pose to us, our service providers, or the digital asset industry as a whole. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange's failure could adversely affect our investment in WonderFi, which could have a material adverse effect on our financial condition.

We and our partners obtain, store and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

We and our third-party partners and service providers, including third-party data centers that we use, obtain and process large amounts of sensitive data, including our members' personal and credit information and other sensitive data relating to our members and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies.

We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures. However, if our security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery, or otherwise, and, as a result, someone obtains unauthorized access to funds, or sensitive information, including personally identifiable information, on our systems or our partners' systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing members, prevent us from obtaining new members, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, cease operations, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation and costs associated with remediation, such as fraud monitoring. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

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

Cybersecurity incidents and other systems and technology problems may materially and adversely affect our business, operations and financial results.

Cybersecurity incidents and other issues related to our information systems, technology and data may materially and adversely affect us. Cybersecurity incidents and cyberattacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The digital finance industry is a particular target for cybersecurity incidents, which may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our members' or counterparties' information, which may include confidential information. These individuals or groups include employees, vendors and customers, as well as hackers. The information and technology systems used by us and our third-party partners and service providers are vulnerable to damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes.

We may experience cybersecurity incidents in the future. While we take efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, and contract with third-party partners and service providers to take similar steps, there can be no assurance that our safety and security measures (and those of our third-party partners and service providers) will prevent damage to, or interruption or breach of, our information systems, data (including personal data) and operations. We may be required to expend significant resources to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Nevertheless, it is possible we could suffer an impact or disruption that could materially and adversely affect us. Our operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of our employees, or otherwise, and, as a result, an unauthorized party may obtain access to our members' personally identifiable information and other sensitive data. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.

Controls employed by our information technology department and our third-party partners and service providers, including cloud vendors, could prove inadequate. If an actual or perceived breach of any of our information systems occurs, the market perception of our effectiveness could be harmed. Moreover, there could be public announcements regarding any cybersecurity-related incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our Common Shares.

As we rely on our third-party partners and service providers for our operations, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of members and employees may be more acute. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws, security measures or other controls may be inadequate or in which there are uncertainties regarding governmental intervention and use of such data, and our ability to monitor our third-party partners' and service providers' data security practices are limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our third-party partners or service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our third-party partners and service providers as they relate to the information we share with them. A vulnerability in or related to a third-party partner or service provider's software or systems, a failure of our third-party partners' or service providers' safeguards, policies or procedures, or a breach of a third-party partner or service provider's software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party platforms.

The security of the information and technology systems used by us and our service providers may continue to be subjected to cybersecurity threats that could result in material failures or disruptions in our business. If these systems are compromised, become inoperable for extended periods of time or cease to function properly, we or a service provider may have to make a significant investment to fix or replace them. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders (and the beneficial owners of shareholders). Such a failure could harm our reputation, subject to legal claims and otherwise materially and adversely affect our investment and trading strategies and our value.

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

Software developed for our proprietary platforms often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platforms may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our proprietary platforms, errors, defects, security vulnerabilities, service interruptions or software bugs in our platforms could result in inappropriate loan decisioning and corresponding credit scores or interest rates or outages that could affect our ability to process some customers' MogoTrade transactions.

Operating risk and insurance coverage.

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Our success and future growth depend in part on our successful marketing efforts and increased brand awareness. Failure to effectively use our brand to convert sales may negatively affect our growth and our financial performance.

We believe that an important component of our growth will be continued market penetration through our digital marketing channel and leveraging our marketing collaboration agreement with Postmedia. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the Mogo brand with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Mogo and Moka brands, and drive more unique visitors to open accounts and access our products. We incurred of $3.3 million of marketing expenses in the year ended December 31, 2023.

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

We rely on banks and services providers to facilitate funds transfers within our customer accounts, including among other things, the disbursement of proceeds of newly originated loans to our members and the collection of payments from members. As we are not a bank, we do not have the ability to directly access the electronic funds transfer payment network, and must therefore rely on a service provider to process our transactions. If we cannot continue to obtain such services from our current institution, service provider or elsewhere, or if we cannot transition to another processor quickly, our ability to process transactions will suffer.

We rely on third-party partners, service providers and systems to deliver our products and services and perform key functions. Any disruption of service by such third parties could interrupt or delay our ability to deliver our products and service to our members.

We rely on third-party partners, service providers and systems, including internet service providers, payment services providers, market and third-party data providers, regulatory services providers, clearing systems, market makers, exchange systems, banking systems, payment gateways that link us to the payment card and bank clearing networks to process transactions, co-location facilities, communications facilities, cloud-based and traditional data center facilities, and other third-party facilities, to deliver our products and services, run our platform, facilitate trades by our customers, and support or carry out some regulatory obligations, including with respect to the provision of our products and services, account verification, credit decisioning and transaction processing. In addition, external content providers provide us with financial information, market news, charts, option and stock quotes, research reports, and other fundamental data that we provide to our customers.

The continuous availability of our service depends on the continued operations of these third-party partners, service providers and facilities. These providers are susceptible to processing, operational, technological and security vulnerabilities, including security breaches, which might impact our business, and our ability to monitor our third-party service providers' data security is limited. We depend on the ability of our third-party partners and service providers to protect their operations and facilities against damage or interruption from security breaches, natural disasters, power or telecommunications failures, criminal acts and similar events. Any failures by our third-party service providers that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences could interrupt our business, cause us to incur losses, result in decreased customer satisfaction and increase customer attrition, subject us to customer complaints, significant fines, litigation, disputes, claims, regulatory investigations or other inquiries and harm our reputation. Regulators might also hold us responsible for the failures of our providers.

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

If the information provided by members to us is incorrect or fraudulent, we may misjudge a member's qualification to receive a loan and our operating results may be harmed.

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

We also use identity and fraud check analyzing data provided by external databases to authenticate each member's identity. There is a risk, however, that these checks could fail, and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including David Feller, our Chair and Chief Executive Officer ("CEO"), and Gregory Feller, our President and Chief Financial Officer ("CFO"). Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and despite maintaining a comprehensive succession plan, we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

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

Our business could be negatively affected as a result of actively managing our investment portfolio.

In managing our investment portfolio, we may from time to time take a position as an activist investor and advocate for changes to corporate governance practices, such as management and board composition, executive compensation practices, social issues and other corporate actions. For example, we recently entered into the Voting Agreement with KAOS, whereby we agreed to vote in favour of KAOS’ director nominees and our nominee, as alternatives to the nominees put forth by WonderFi, for election to the board of directors of WonderFi at its 2024 annual general meeting of shareholders. If a proxy contest results from our shareholder action under the Voting Agreement or otherwise, our business could be adversely affected because engaging in proxy contests and other investor activist actions can be costly and time-consuming, disrupting our operations and diverting the attention of management. In addition, perceived uncertainties as to the future of the strategic direction of any of our investments may result in a loss to the value of such investments, which could negatively impact our financial condition.

United States investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the BCBCA, that the majority of the Company's officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a portion of the Company's assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company's directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

If we become a passive foreign investment company ("PFIC") for United States federal income tax purposes, certain adverse tax rules may apply to U.S. Holders of our Common Shares.

Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2023. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for the purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future.

We will be classified as a PFIC for any taxable year for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

If we are a PFIC for any taxable year during which a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is or is treated as any of the following (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or another entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (A) is subject to the supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), or (B) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes (a "U.S. Holder") holds Common Shares, such U.S. Holders could be subject to adverse United States federal income tax consequences whether or not we continue to be a PFIC. For example, U.S. Holders may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If we are a PFIC during which a U.S. Holder holds Common Shares, such U.S. Holder may be able to make a "mark-to-market" election or a "qualified electing fund" election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. Holder. Although upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make the qualified election, no assurance can be given that such information will be available for any lower-tier PFIC that we do not control.

Epidemics, pandemics or other outbreaks of an illness, disease or virus could materially adversely affect our business, financial position and results of operations.

Epidemics, pandemics or other outbreaks of an illness, disease or virus could have, a broad impact across industries and the economy, including impacts on our operations and our employees, partners and members. At the onset of an epidemic, pandemic or other outbreaks of an illness, disease or virus, governments and regulatory bodies in affected areas may impose a number of measures designed to contain the outbreak, including business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. Future disruptions arising from the ongoing COVID-19 pandemic or a new pandemic could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act of 2002 and related rules of the SEC require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls that we develop could become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. If these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business might be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any postimplementation issues that might arise. Further, weaknesses in our disclosure controls and internal control over financial reporting could be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and could result in a restatement of our consolidated financial statements for prior periods. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. Ineffective disclosure controls and procedures or internal control over financial reporting could harm our business, cause investors to lose confidence in the accuracy and completeness of our reported financial and other information, and result in us becoming subject to investigations by the stock exchanges on which our securities are listed, the SEC or other regulatory authorities, any of which would likely have a negative effect on the trading price of our shares and have a material and adverse effect on our business, results of operations, financial condition and prospects. In addition, if we are unable to continue to meet these requirements, we might not be able to remain listed on the Nasdaq.

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

The SEC, Financial Industry Regulatory Authority ("FINRA"), and various state regulators have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Failure to maintain the required net capital levels could result in immediate suspension of securities activities, suspension or expulsion by the SEC or FINRA, restrictions on our ability to expand our existing business or to commence new businesses, and could ultimately lead to the liquidation and/or winding down of our broker-dealer business. If such net capital rules are changed or expanded, if there is an unusually large charge against net capital, or if we make changes in our business operations that increase our capital requirements, operations that require an intensive use of capital could be limited. A large operating loss or charge against net capital could have adverse effects on our ability to maintain or expand our business.

ITEM 4: INFORMATION ON THE COMPANY

A.
History and Development of the Company

Mogo Finance was incorporated under the Company Act on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the BCBCA on May 4, 2005. Mogo Finance’s name was changed several times, the last of which occurred on June 1, 2012 when its name was changed from "Hornby Management Inc." to the current name, "Mogo Finance Technology Inc." Mogo Finance completed an initial public offering of its common shares on the Toronto Stock Exchange (“TSX”) under the trading symbol “GO” in June 2015.

The Company was incorporated by letters patent under the laws of Canada on January 14, 1972 under the name “Eskimo International Resources Limited.” On August 17, 1972, the Company changed its name to “Natalma Mines Limited” by supplementary letters patent. The Company was continued under the CBCA by articles of continuance dated November 19, 1979. On May 4, 1983 the Company’s name was changed to “Tonka Resources Inc.” The Company underwent several name changes between 1988 and 2013. On June 13, 2013, the Company changed its name to “Difference Capital Financial Inc.” As detailed below, in April of 2019 the Company announced the Arrangement, being a business combination with Mogo Finance by way of a statutory plan of arrangement. On June 21, 2019, the Company changed its name to “Mogo Inc.” and Mogo Finance became a wholly owned subsidiary of the Company following the Arrangement. Prior to completing the Arrangement, the Company was continued in British Columbia under the BCBCA.

On June 21, 2019, Mogo (referred to in this section prior to the Arrangement as “Difference”, and following the Arrangement as the “Combined Entity”) and Mogo Finance combined their businesses pursuant to a statutory plan of arrangement under Section 288 of the BCBCA. The Arrangement became effective at 12:01 a.m. (PST) on June 21, 2019 (the “Effective Time”).

Under the Arrangement, Mogo Finance was amalgamated with a wholly owned subsidiary of Difference and each Mogo Finance common share (each a "Mogo Finance Share") outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity (each, a “Common Share”). Prior to the Arrangement, Difference continued from a corporation existing under the Canada Business Corporations Act (“CBCA”) to a corporation existing under the BCBCA (the "Continuance"). On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis and, as discussed below, the former directors of Mogo Finance make up a majority of the directors of the Combined Entity and the former officers of Mogo Finance became officers of the Combined Entity. In connection with the Arrangement, all of Mogo Finance's outstanding convertible securities became exercisable or convertible, as the case may be, for Common Shares in accordance with the provisions thereof.

The Common Shares began trading on the TSX under the trading symbol "MOGO" in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol "MOGO". Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019. Mogo Finance Shares and common shares of Difference traded between June 21st and June 25th were automatically settled for common shares of the Combined Entity. On August 10, 2023 the issued and outstanding Common Shares of the Combined Entity were consolidated on a three for one basis.

See “Item 4 – C. Organizational Structure" and “Item 10 – C. Material Contracts” for additional information on our corporate structure, including a list of our major subsidiaries.

Our principal place of business is located at 516-409 Granville St, Vancouver, BC, V6C 1T2, telephone number (604)-659-4380, and our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Our website can be accessed at www.mogo.ca. The information contained on, or accessible through our website is not incorporated by reference into this annual report. Our agent for service of process in the United States is C T Corporation System, located at 28 Liberty Street, New York, NY 10005. Copies of our electronic filings can be accessed on the SEC website at www.sec.gov.

We made capital expenditures of $0.2 million, $0.5 million, and $0.5 million in 2023, 2022, and 2021, respectively. Our capital expenditures were primarily for the purchase of computer equipment.

B.
Business Overview

Mogo is a digital wealth and payments company headquartered in Vancouver, Canada. The Company offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. Mogo's stock trading app, MogoTrade, offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Mogo also offers digital loans and mortgages. Through Mogo's wholly owned digital payments subsidiary, Carta Worldwide, the Company offers a low-cost payments platform that power next-generation card programs for companies across Europe and Canada.

Products and Services

MogoTrade

Mogo offers one of the leading digital wealth platforms in Canada led by our newest product MogoTrade, a commission-free stock trading app that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. In partnership with Flash Forest, one tree is planted each month on behalf of each user. Mogo is designed to help its members outperform the average investor by following key lessons from Warren Buffett and to provide the behavioral edge they need to build wealth. MogoTrade users can trade stocks on the Nasdaq, TSX, TSX Venture Exchange and New York Stock Exchange, among others.

Our mission is to help Canadians achieve financial freedom while also making a positive impact. MogoTrade is available for download on the App Store and Google Play.

Moka

Moka is a fully managed investment platform that includes a powerful combination of features to help Canadians simplify and automate the wealth-building process. Moka utilizes behavioral science to help users adopt the right habits to achieve financial freedom and specializes in helping members invest strategically in the S&P500. With a low, flat monthly subscription fee for unlimited investing, Moka can help Canadians save hundreds of thousands on their investments over a long-term investment horizon while putting them on track for retiring with millions. There's no minimum contribution to get started and no fee to withdraw funds at any time.

Moka operates through the Moka.ai app, available on the App Store and Google Play.

MogoMoney

Mogo offers an unsecured open credit product to help consumers meet their short-term cash needs. Loans offered are in amounts up to $5,000 at annual rates up to 47.42%. We've designed MogoMoney to provide an instant no-obligation, pre-approval decision which can be refreshed every 90 days. The pre-approval decision is determined based on our proprietary credit decisioning models. We leverage technology and data to simplify the user experience, and for some users that means a 100% automated loan experience. No dealing with documents or people, simply sign up and get your pre-approval, customize your loan to fit your needs, and digitally sign loan agreements. The money can be received within 30 minutes. On eligible Mogo loans, where permitted by law, we offer a unique Level Up Program which includes giving members an opportunity to increase their available balance through good payment history.

MogoMortgage

Working with some of Canada's top mortgage lenders, Mogo brings a new level of transparency and convenience to the Canadian mortgage experience, and offers the best of both worlds: market-leading rates and the best digital mortgage experience in Canada. In 2017, Mogo won the Canadian Mortgage Award for Best Use of Mobile Technology. Our MogoMortgage solution is intended to simplify the mortgage experience with transparency around interest rates and the entire process of getting a mortgage. Members can apply anywhere with our quick and stress-free online mortgage application. Members enjoy low rates, ongoing guidance from our MogoMortgage team, and the ability to keep track of their mortgage with our digital dashboard after the mortgage funds. The Company is not a lender and therefore does not carry the mortgages on its balance sheet. Mogo earns revenue from brokerage fees.

MogoCard

The MogoCard was designed to help members learn to spend less than they earn in a convenient and engaging way through features such as instant transaction alerts with each purchase and real-time balance alerts delivered to members' phones. For every purchase made on a MogoCard, Mogo's tree planting partners planted one tree on the consumer's behalf, absorbing approximately 500lbs of CO2.This turned every purchase made on the MogoCard into climate action. The MogoCard was Chip/Pin and Paywave enabled, members could transfer funds instantly from most bank accounts in Canada to their MogoCard directly through the Mogo app, and the MogoCard supported Apple Pay, Google Pay and Samsung Pay.

The MogoCard product was wound down in June 2023 and is no longer offered.

Free Credit Score Monitoring and MogoProtect

Until June 2023, when Mogo's legacy app was wound down, when an individual opened an account with Mogo(a "MogoAccount"), they received their Equifax credit score on a monthly basis for free for an initial period of 90 days. Members who signed up and activated a MogoCard, continued to receive this service while their MogoCard was active.

MogoProtect was a product within the MogoAccount that helped individuals protect themselves against identity fraud by monitoring their Equifax credit bureau daily for hard credit inquiries, which can be one of the earliest signs of identity fraud. Members received a push notification and email within 24 hours of the inquiry being reported. If a member identified any suspicious inquiries, Mogo guided them through the next steps to help stop fraudsters in their tracks. In July 2020, MogoProtect became the first free, mobile-first identity fraud protection product in Canada. When an individual opened a MogoAccount, they received

MogoProtect for free initially for 90 days and the service continued as long as they remained an active MogoCard or MogoTrade user.

The MogoProtect product was wound down in June 2023 and is no longer offered.

Carta

Carta is a digital payments software company which provides technology and services that enable financial technology companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services.Carta was founded in 2008 with a vision to build a modern issuer processing platform that could enable innovators around the globe to deploy a new wave of payment products. The Carta platform provides the infrastructure to help fintech and payments businesses build and manage their payment systems, and it supports prepaid, debit, and credit card issuer processing. Carta is certified as Visa and MasterCard processor with active card programs in over 30 countries, and annual transaction volume of approximately $9.9 billion.

Mogo Ventures

In March 2022, Mogo announced the formation of Mogo Ventures to manage its existing investments in strategic partners and companies that support Mogo's broader ecosystem. As of December 31, 2023, the Mogo Ventures portfolio is valued at approximately $37.8 million and includes:

•
An approximate 13% stake in TSX-listed WonderFi Technologies Inc. ("WonderFi"), the only fully regulated crypto exchange in Canada;
•
Investments in leading and emerging Crypto and Web 3.0 platforms including Gemini,NFT Trader, and Tetra Trust; and
•
Investments in gaming companies including Enthusiast Gaming (NASDAQ:EGLX) and Eleven Gaming.

Mogo Ventures also manages the Company's portfolio of legacy investments, including Hootsuite,Blue Ant Media and Alida, with a focus on monetizing these investments.

In connection with the formation of Mogo Ventures, Mogo created an investment committee (the "Investment Committee") currently consisting of the following directors of Mogo: Michael Wekerle (Chair), David Feller, and Greg Feller.

General Development of the Business

Mogo has continued its evolution with a series of strategic and financial initiatives throughout 2023 and early 2024 as described in more detail below.

In 2024, Mogo:

•
Launched Moka.ai. In March 2024, the Company announced the launch of Moka.ai, the next generation of its wealth-building app with significant updates and enhancements designed to help the next generation of Canadians get on a real path to becoming millionaires and achieving financial freedom.
•
Entered into Voting Agreement with KAOS Capital. On March 27, 2024, Mogo and KAOS Capital ("KAOS") entered into a voting agreement (the "Voting Agreement"), pursuant to which, among other things, Mogo and KAOS agreed to vote their respective common shares of WonderFi in favour of the five individuals put forth by KAOS and the one individual put forth by Mogo (pursuant to its rights under an investor rights agreement with WonderFi dated April 2, 2023 (the "Mogo IRA")) for election to the board of directors of WonderFi at the 2024 annual general meeting of shareholders of WonderFi. Mogo nominated Christopher Payne, a director of Mogo, to the board of directors of WonderFi as its director nominee pursuant to the terms of the Mogo IRA.
•
Added Bitcoin to its Treasury Management Strategy. In March 2024, the Company announced that its Board of Directors has approved a change to its treasury management strategy to include Bitcoin and Bitcoin ETFs and authorized an initial investment of up to $5.0 million. As of the date hereof, the Company has invested approximately US$600,000 in Bitcoin ETFs.

Three Year History

In 2023, Mogo:

•
Announced WonderFi Business Combination. In July 2023, Mogo announced that Coinsquare Ltd. ("Coinsquare") completed a business combination with WonderFi and CoinSmart Financial Inc. This transaction positioned the resulting entity, WonderFi (TSX:WNDR), as the only fully regulated crypto exchange in Canada. Mogo's shares in Coinsquare were exchanged for ~87.0 million shares of WonderFi in the business combination, making Mogo the largest shareholder of WonderFi. Mogo currently has an approximate 13% ownership stake in WonderFi. Certain of the WonderFi shares are subject to a lock-up period, with gradual release scheduled until January 2025.
•
Entered Multi-Year Agreements with Oracle. Mogo entered multi-year agreements with Oracle Cloud Infrastructure("OCI") in October 2023 to transition to OCI to support the long-term growth of the Company's digital wealth platform. Carta also announced that it selected OCI to accelerate innovation and support future growth.
•
Expanded Partnership with Snowflake. Mogo expanded its partnership with Snowflake, the Data Cloud company, to integrate AI applications and scale its digital wealth offerings. By leveraging Snowflake's Data Cloud, Mogo aims to enhance processing efficiency and introduce innovative AI solutions, empowering users to invest more effectively and achieve financial freedom.
•
Completed a Share Consolidation. In August 2023, Mogo completed a share consolidation at a ratio of three pre-consolidation Common Shares to one post-consolidation Common Share (the “Share Consolidation”), regaining compliance with the minimum bid price requirement under the Nasdaq Listing Rule 555(a)(2). The Common Shares commenced trading on the TSX and Nasdaq on a post-consolidation basis at the start of trading on August 14, 2023.
•
Prioritized Profitability.During the year ended December 31, 2023, Mogo continued to focus on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. The Company narrowed its strategic focus and completed the wind down of its legacy Mogo app including its prepaid card product, MogoCard, and its identity fraud monitoring product, MogoProtect.

•
Amended Postmedia Agreement. Mogo amended its marketing collaboration agreement with Postmedia, and extended it until December 31, 2024, aiming to leverage Postmedia's extensive media network to reach a broader audience.

•
Launched MogoTrade App in Quebec. In 2023, Mogo expanded its market reach by launching the MogoTrade app in Quebec, offering it in both English and French languages. This move increased the company's total addressable market opportunity by approximately 28%. Additionally, on May 15, 2023, MogoTrade removed invitation-only restrictions, making the application available to the general public.
•
Filed New Base Shelf Prospectus. On November 6, 2023, Mogo filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec. The prospectus replaced the prospectus that was filed in 2021, and enables Mogo to make offerings of Common Shares, preferred shares, debt securities, warrants to purchase Common Shares, preferred shares or debt securities, or any combination thereof of up to an aggregate offering price of US$250 million at any time during the 25-month period that the prospectus remains effective.
•
Announced Carta Worldwide's Growth. Mogo's digital payment solutions business, Carta Worldwide, experienced significant growth, processing over $2.2 billion of payments volume in Q1 2023. This marked a notable increase of over 43% compared to Q1 2022, reflecting the continued expansion and adoption of Carta's services.
•
Launched Normal Course Issuer Bid on TSX. In August 2023, Mogo received approval from the TSX to commence repurchasing its Common Shares on the TSX pursuant to a normal course issuer bid (the "NCIB"). The NCIB is in addition to Mogo's existing Common Share buyback program launched on the Nasdaq in March 2022 (the "Nasdaq Bid" and together with the NCIB, the "Bids"). Under the Bids, Mogo may purchase up to 2,183,000 Common Shares (on a post-consolidation basis), representing approximately 10% of the public float of Mogo's outstanding Common Shares as at March 21, 2023. Purchases under the Bids will be made through the facilities of the TSX, Nasdaq or other designated exchanges or any Canadian or US alternative trading system. In accordance with the policies of the TSX, the period of the NCIB was considered to have commenced on March 22, 2023 and ran until March 21, 2024. Under the NCIB, Mogo repurchased 104,800 Common Shares through the facilitates of the TSX. The Nasdaq Bid remains on-going and Mogo is able to repurchase up to US$7.5 million in Common Shares thereunder.

In 2022, Mogo:

•
Prioritized Profitability.During the year ended December 31, 2022, Mogo continued to focus on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. The following cost reduction initiatives were implemented in 2022:
o
An approximate 33% reduction in workforce headcount as at December 31, 2022 compared to March 31, 2022
o
A reduction in vendor expenses by all departments
o
Completed the exit of Moka France during Q4 2022.
o
Completed the exit of Mogo's bitcoin product, MogoCrypto
o
As a result of these initiatives, total quarterly operating expenses decreased by $9.2 million from Q1 2022 to Q4 2022 and resulted in Mogo reporting its first positive quarterly adjusted EBITDA since FY 2020 of $0.2 million in Q4 2022.
•
Exited MogoCrypto and Monetized the Digital Assets on Mogo's Balance Sheet. With the exit of its MogoCrypto product and the sale of digital assets (Bitcoin and Ethereum) in Q4 2022,

Mogo's sole remaining crypto exposure is comprised of its investment in Canada's first IIROC registered crypto dealer Coinsquare along with several smaller crypto-related investments in our investment portfolio.
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
•
Formation of Mogo Ventures. Mogo announced Mogo Ventures to Manage its investment portfolio. Mogo Ventures also manages the Company's portfolio of legacy investments, including its investments in Hootsuite, Blue Ant Media and Alida, with a focus on monetizing these investments.

In 2021, Mogo:

•
Converted our Convertible Debentures (TSX:MOGO.DB) into Common Shares effective January 11, 2021. This early conversion was intended to simplify Mogo's capital structure as Mogo continued to transition back into growth mode.
•
Acquired Carta. On January 25, 2021, Mogo completed its acquisition of 100% of the issued and outstanding securities of Carta in exchange for the issuance of 10,000,000 Common Shares (the "Carta Transaction"). The Carta Transaction was completed pursuant to a plan of arrangement under the CBCA, upon the terms and conditions of the definitive arrangement agreement between Mogo and Carta dated November 17, 2020 (the "Carta Arrangement Agreement"). Pursuant to the Carta Arrangement Agreement, the 10,000,000 Common Shares (the "Consideration Shares") were issued to an intermediary limited partnership in which the former holders of Carta securities are limited partners. The distribution of the Consideration Shares took place on July 25, 2021. Upon completion of the Carta Transaction, Carta became a wholly owned subsidiary of Mogo. See "Business Overview – Carta".
•
Announced Carta's Visa Ready Certification. On May 20, 2021, Carta was granted a Visa Ready certification through its Visa Ready for Fintech Enablers program. Joining the Visa Ready for Fintech Enablers program enables Carta to provide both fintechs and traditional issuers across Europe and North America with a robust solution for digital issuance, speeding up their time to market and addressing the needs for digital-first strategies.
•
Investment in Coinsquare. On April 16, 2021, Mogo acquired ownership of 19.99% of the outstanding common shares of Coinsquare, Canada's leading digital asset trading platform, on a post-transaction basis, for total consideration of approximately $56.4 million, consisting of a cash payment of $27.4 million and the issuance of 2,807,577 Common Shares. On June 4, 2021, Mogo announced the closing of a purchase of an additional 5,412,222 common shares of Coinsquare which increased Mogo's ownership in Coinsquare from 19.9% to approximately 37%. The purchase was completed in two separate transactions consisting of (a) the exercise of a call option of 3,223,690 Coinsquare common shares from certain selling shareholders and (b) the purchase of 2,188,532 common shares of Coinsquare from Riot Blockchain Inc.

(NASDAQ:RIOT). The aggregate consideration paid by Mogo under the two transactions was $48.6 million, which was satisfied by the issuance of an aggregate of 5,080,876 Common Shares. On June 15, 2021, Mogo announced that it had acquired an additional 2.0% of the outstanding common shares of Coinsquare from Michael Diamond and two affiliated companies.
•
Closed a US$54 Million Registered Direct Offering. On February 24, 2021, Mogo closed its sale to certain institutional investors of an aggregate of 5,346,536 Common Shares at a purchase price of US$10.10 per Common Share in a registered direct offering (the "First Registered Direct Offering") priced at-the-market under the Nasdaq rules. H.C. Wainwright & Co., LLC ("HCW") acted as exclusive placement agent of the First Registered Direct Offering pursuant to the terms of an engagement agreement with the Company dated February 21, 2021. The aggregate gross proceeds to the Company were approximately US$54 million, and after deducting the placement agent's fees and the estimated expenses of the First Registered Direct Offering, the net proceeds from the First Registered Direct Offering were approximately US$50.1 million. In connection with the First Registered Direct Offering, Mogo completed the issuance to investors of unregistered warrants to purchase up to an aggregate of 2,673,268 Common Shares in a concurrent private placement. Each such warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$11.00 at any time until 5:00 p.m. (New York time) on August 26, 2024. In addition, the Company issued unregistered warrants to purchase 267,327 Common Shares to HCW in consideration of its services as placement agent of the First Registered Direct Offering. Each such warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$12.65 at any time until 5:00 p.m. (New York time) on February 26, 2024.
•
Terminated our ATM Offering.Simultaneously with the announcement of the First Registered Direct Offering, Mogo announced the termination of its at-the-market offering agreement dated December 31, 2020 between Mogo, HCW, as lead agent, Raymond James Ltd., and Eight Capital, effectively ceasing the US$50 million at-the-market offering (the "ATM Offering") established by the Company under a prospectus supplement dated December 31, 2020. Prior to terminating the ATM Offering, Mogo sold a total of 1,524,759 Common Shares for total aggregate gross proceeds of US$14,867,402.04.
•
Closed a US$27.5 Million Registered Direct Offering. On December 13, 2021, Mogo closed its sale to certain institutional investors of an aggregate of 6,111,112 Common Shares and warrants to purchase up to an aggregate of 3,055,556 Common Shares (each whole warrant, a "Warrant" and each Common Share and one-half of one Warrant, a "Unit") at a purchase price of US$4.50 per Unit in a registered direct offering(the "Second Registered Direct Offering"). HCW acted as exclusive placement agent of the Second Registered Direct Offering. The aggregate gross proceeds to the Company were approximately US$27.5 million, and after deducting the placement agent's fees and the estimated expenses of the Second Registered Direct Offering, the net proceeds from the Second Registered Direct Offering were approximately US$25.3 million. Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of US$4.70, exercisable six months following closing, and has a term of 36 months.
•
Sold our Investment in Vena for a 116% Gain. On April 28, 2021, Mogo divested its equity stake in Vena Solutions Inc. as part of their recent $300 million Series C funding, for proceeds of $4,670,000, a 116% increase from the book value as at December 31, 2020. The Company's legacy investment portfolio, which included Vena, was acquired as part of its 2019 business combination with Difference.
•
Invested in Ethereum. On May 3, 2021, Mogo announced that it purchased approximately 146 ether at an average price of $3,425 (US$2,780) per ether.

•
Acquired Moka. On May 4, 2021, Mogo acquired all of the issued and outstanding securities of Moka, one of Canada's leading saving and investing apps, in exchange for the issuance of 4,999,991 Common Shares. The acquisition increased Mogo's member base by approximately 400,000 and expanded Mogo's wealth offering to include saving and investing products.
•
Expanded the Bitcoin Rewards Program. Mogo's first-of-its-kind rewards program was extended to include the MogoCard in January 2021, and MogoMortgage in March 2021.
•
Filed a Mixed Shelf Prospectus. On April 15, 2021, Mogo filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission ("SEC"). The prospectus replaced the prospectus that was filed in 2019, and enabled Mogo to make offerings of Common Shares, preferred shares, debt securities, warrants to purchase Common Shares, preferred shares or debt securities, or any combination thereof of up to an aggregate offering price of US$500 million at any time during the 25-month period that the prospectus remained effective.
•
Partnered with Fundstrat. On May 6, 2021, Mogo announced a new partnership to provide MogoMembers with exclusive access to crypto and other equity research from FSInsight LLC ("FSI"), a market-leading, independent research firm that is a division of Fundstrat Global Advisors. Under the agreement, Mogo became the exclusive distributor bringing FSI's research to Canada's retail investor market.
•
Invested in Tetra Trust. On July 8, 2021, Mogo announced a new minority investment in Tetra Trust Company ("Tetra Trust"), Canada's first qualified custodian for cryptocurrency assets, acquiring approximately 4% of the outstanding common shares of Tetra Trust.
•
Acquired Fortification (Renamed MogoTrade). On September 1, 2021, Mogo acquired 100% of the issued and outstanding securities of Fortification Capital Inc. ("Fortification"), in exchange for (i) a cash payment of $500,000, (ii) a cash payment equal to the working capital of Fortification plus repayment of the subordinated debt owed to the vendor at the time of closing totalling approximately $550,000, and (iii) the issuance of 75,000 Common Shares. The acquisition of Fortification brings OEO (order execution only) registration capabilities which is a necessary regulatory requirement for Mogo to offer commission-free stock trading to its members through MogoTrade. Following closing, Fortification was renamed MogoTrade Inc., and will continue to operate as a stand-alone wholly owned subsidiary of Mogo.
•
Partnered with CI Investments. On October 12, 2021, Mogo announced a new partnership with CI Investment Services Inc. to provide a range of back-office services to support MogoTrade, including clearing and settlement, custody of client funds and securities, and trade execution.
•
Launched "Green" Bitcoin. On October 26, 2021, Mogo launched the world's first climate-positive bitcoin, an initiative which makes all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo will plant enough trees to completely absorb the CO2 emissions produced by mining that bitcoin —and then some. This initiative, believed to be the first of its kind, also includes all bitcoin currently held by members on the platform. Mogo's"green" bitcoin further demonstrates the Company's commitment to creating a healthier planet while empowering Canadians to invest and spend wisely.
•
Invested in Gemini. On November 23, 2021, Mogo announced a minority investment in Gemini's US$400 million financing, led by Morgan Creek Digital.
•
Expanded the Credit Facility and Lowered the Interest Rate. On December 17, 2021, Mogo announced amendments to the Credit Facility that lowered the effective interest rate from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5%, to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.
•
Received Regulatory Approval and Launched MogoTrade App. On December 21, 2021, Mogo received final approval from IIROC for the launch of MogoTrade, and subsequently launched the MogoTrade App in the App Store and on Google Play. See "Business Overview – MogoTrade".
•
Ended 2021 with more than 1.8 million members, placing us among the largest fintech companies in Canada by total members.

Product Development

We are a product‑focused company that is passionate about developing new and innovative products. Our CEO leads our product team and ensures that all products are aligned with both our brand and our mission to improve the financial health of our members. We value convenience, transparency and simplicity, and create financial products for everyday life that we ourselves would want to use. We constantly monitor member feedback and market trends and strive to remain a market leader by continuing to optimize our user experience and value proposition. We expect to continue to invest in products that we believe meet our ROI criteria such as MogoTrade and Moka.

Our Platform

MogoTrade and Moka Platforms

MogoTrade and Moka are built entirely in the cloud leveraging a mesh of in-house made microservices using RESTful Application Program Interfaces ("APIs"). Application data resides in both Canada as well as the United States. We rely on a vast list of third parties to ensure that customers are making financial decisions based on correct market information and market analysis.

The user interface that customers interact with is designed to minimize the amount of customer inquiries required to be fielded by operations. Trading for MogoTrade is facilitated through Fortification's technology suite, which was acquired in 2021. Extensive amount of application functionality rides on previously made services used in other lines of business at Mogo such as ledger services, funds transfers, account creation, and account management. The platforms take into consideration future customer scaling requirements.

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

Our platform is characterized by four key technology strengths:

•
Ease of Use. Having a member‑centric approach requires providing members with a high degree of usability, facilitated by a positive member experience and self‑service. This objective transcends everything we do, beginning with the front‑end of Mogo's website, to the member's online interaction with our product and MogoAccount pages. We look to promote self‑service through a secure portal called the MogoAccount. The Mogo member relationship management environment, which is integrated within the MogoAccount, provides automated personalized communication via online chat, emails, text messages and phone calls. This includes upselling and cross‑selling options as well as product status information in a streamlined and easy-to-use manner.
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

Carta Platform

Carta’s business-to-business (“B2B”) offering is based on a hosted platform with data centers in North America and Europe with direct connectivity to global card payment networks – Visa and MasterCard ("Payment Networks"). The Carta platform maintains data compliance with Payment Card Industry Data Security Standards (PCI DSS Level 1), General Data Protection Regulation (GDPR), and regional and bank partner regulatory requirements.

Carta serves customers seeking to issue payment cards by offering platform connectivity to Payment Networks and client facing interfaces that allow management of the card programs. Carta's customers access the platform through API and client administration portals, which are based on the API services. This allows for the real-time creation and modification of user accounts and issuing of 16 Digit Personal Account Numbers ("PANs"). The core of Carta's platform is the authorization functionality. This functionality allows for real-time authorizations of transactions based on rules within the Carta platform. Additionally, clients can interact with the authorization flow by way of Carta's delegated authorization service called Issuer Link. This provides clients an opportunity to apply business rules that go beyond standard processing rules. This enables clients to have a higher level of spend control on each and every authorization and build out products and offerings not possible on legacy platforms.

Platform Maintenance

We maintain our platforms with 66 full‑time technology and credit risk analysis employees (credit risk, product, design, development, business intelligence and information technology) as of December 31, 2023

Principal Markets

Mogo competes in the financial services industry in Canada and in Europe through its payments subsidiary, Carta Worldwide. In particular, we currently operate in all provinces and territories of Canada with some product-specific limitations in certain provinces.

The following table details the breakdown of revenue by category of activity in geographic markets for the years ended December 31:

($000s)
	Years ended December 31,
	2023	2022	2021
Subscription and services revenue:
Canada	32,668	35,112	26,422
Europe	6,117	6,531	7,287
Other	–	98	699
Interest revenue:
Canada	26,436	27,208	23,111
Total revenue	65,221	68,949	57,519

Marketing

Mogo and Moka

Our marketing strategy aims to build the best digital financial brand in Canada, with innovative products designed to help our members improve their financial health while also making a positive impact with their money. Mogo's brand and marketing strategy leverages compelling and creative content to inspire and motivate Canadians to sign up for Mogo to help them improve their financial lives. Mogo targets consumers who are looking for ways to take their money game to the next level.

We use an integrated marketing approach to create a consistent, seamless, multi-dimensional brand experience for our members. Our multi-touchpoint marketing strategy melds all marketing tactics such as advertising, sales promotions, content creation, public relations, direct marketing, and social media.

The main pillars of our integrated marketing approach are as follows:

•
Website. We view our marketing websites (mogo.ca, mogotrade.ca and moka.ai) as our biggest opportunity to convert leads into Mogo members. Constant focus on upgrades and optimizations are prioritized.

•
Brand Building Mass Marketing. Through our partnership with Postmedia Networks Inc. ("Postmedia"), we leverage Postmedia's extensive distribution and reach, to feature our brand and disruptive value proposition. This increases awareness and interest in the Mogo brand and products.
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

Carta

Carta is a business-to-business (“B2B”) platform with sales and marketing activities targeted towards fintechs, banks, and other corporations seeking to issue payment cards. Carta's primary markets are Europe and Canada, with sales and marketing activities delivered through industry generated lead activity, including channel partnerships, web and social lead generation, in-bound inquiries, and direct sales engagement.

Intellectual Property

In accordance with industry practice, we protect our proprietary rights through a combination of copyright, trademark, design patent, trade secret laws and contractual provisions. The source code for our software is protected under Canadian and applicable international copyright laws. We currently have no issued or pending utility patents.

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

We are the registered owners of trademarks in Canada, the United States, the United Kingdom and the European Union and have a number of pending trademark applications in Canada. We are the authorized user of various social media handles, pages and profiles that reflect the Mogo and Moka brands and we have registered and maintain the registration of a variety of domain names that include "Mogo" or variations of "Mogo", “Moka” or variations of “Moka”, as well as cartaworldwide.com.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed. See “Item 3. Key Information—D. Risk Factors”.

Specialized Skill and Knowledge

As of December 31, 2023, Mogo had 209 team members. With over ten years of operating experience, we have developed strong competencies across multiple disciplines. In addition to 52 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, customer experience, operations, governance, legal and compliance. Our team contributes to transforming the traditional financial services experience by delivering a digital suite of innovative financial products. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Mogo's passion for innovation through our products, platform and brand.

Competitive Conditions

Mogo

The financial services market continues to undergo dramatic changes. Our competitors include other financial technology companies, other consumer finance companies, brokerages, online lenders, mortgage brokerages, traditional financial institutions such as banks, credit unions, and new market entrants. We compete with various financial services companies in each of our main products including financial technology companies such as Wealthsimple, Koho, Questrade, Qtrade and Webull; large Schedule I banks such as TD Canada Trust, Scotiabank, Royal Bank of Canada, Tangerine, Canadian Imperial Bank of Commerce, EQ Bank and Bank of Montreal; credit unions such as Meridian Credit Union and Coast Capital Savings Federal Credit Union; and consumer credit companies such as Capital One, Fairstone Financial Inc., and goeasy.

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

As Carta competes against other modern issuer processors, the business leverages product differentiation, service level, pricing models, and partnership engagement to effectively compete in the market. Modern issuer processing platform competitors include Marqeta and Galileo (a subsidiary of SoFi). In some markets, Carta may also face competition from large fintech platforms such as Stripe, Adyen and Checkout.com, whose core business is not issuer processing but may be expanding to more directly compete with Carta. Competitive dynamics vary across countries and regions where Carta operates as well as within industry verticals, and Carta's B2B sales and marketing approach follows a model that is tailored to optimize growth within target market segmentation.

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

Securities & Investments

Our business is subject to the securities legislations and regulations as developed and enforced by the provincial securities and investment regulators, the Canadian Securities Agency ("CSA") and CIRO is committed to the protection of investors, providing efficient and consistent regulation, and building Canadians’ trust in financial regulation and the people managing their investments and is the primary body overseeing the activities of MogoTrade Inc. which is registered as an Investment Dealer. Furthermore, Mogo Asset Management Inc. ("MAMI") holds registrations as both an Exempt Market Dealer and as a Portfolio Manager. The primary regulatory framework for these activities is governed by National Instrument 31-103, National Instrument 45-106, and their related regulations and enforced by each of the provinces respective securities regulator, with the primary regulator for MAMI being Quebec’s Autorité des Marchés Financiers where MAMI is headquartered.

Lending

Our lending business activities are subject to section 347 of the Criminal Code. Following consultations on predatory lending conducted by the Department of Finance in August 2022, in 2023, the Canadian federal government introduced the Budget Implementation Act, 2023, No 1 ("Budget Act"), to reduce the criminal rate of interest to 35% APR, and replace an effective annual rate of interest calculation with an annual percentage rate of interest calculation. The Budget Act received Royal Assent on June 22, 2023, but the criminal rate of interest amendments are not yet in force, and they will only come into force upon proclamation by an order of the Cabinet, on a date to be determined.

On December 23, 2023, pursuant to its regulation-making authority under the Budget Act, the federal government released the Criminal Interest Rate Regulations ("Interest Rate Regulations") to exempt certain agreements from the criminal rate of interest. The Interest Rate Regulations, which will come into force concurrently with the criminal interest rate amendments, include provisions relating to payday loans, as well as exemptions from the criminal rate of interest for loans that the government views as non-predatory including certain commercial loans and small dollar, non-recourse collateralized loans (pawn loans), none of which are relevant to our current lending activities. The federal government has indicated it may further reduce the criminal rate of interest below 35% APR. A consultation on the further lowering of the criminal rate closed on January 7, 2024. While the criminal interest rate amendments and companion regulations are not yet in force, the Company is in the process of preparing for this change.

In addition to the criminal interest rate restrictions, certain of our MogoMoney products may be subject to new legislation and regulations respecting 'high-cost credit products' which have been implemented in certain provinces in which we operate. Provincial high-cost credit ("HCC") legislation has been implemented in the provinces of Alberta and British Columbia. HCC legislation, which is part of the broader provincial consumer protection regime in these provinces, imposes additional requirements, including licensing and disclosures, on lenders making loans above certain interest rate thresholds. We are currently licensed as an HCC lender in both provinces and comply with all regulatory requirements. We also continue to participate in the regulatory process, monitor the HCC landscape that continues to develop in other provinces, including the province of Newfoundland and Labrador, which has also passed legislation that will implement an HCC regime. This legislation will take effect in June 2024. We are currently in the process of preparing for the changes in that province. The Company will continue to ensure that its business complies with any HCC regulatory changes and is well positioned to respond to any enhanced disclosure requirements.

Mortgage Brokerage

Our Mortgage Brokerage business line is subject to the specific Mortgage Brokers Acts and regulations governing such activities which are regulated by the provincial legislators and their regulatory bodies, where applicable.

Financial Crime

As a provider of various types of financial services, we are subject to Proceeds of Crime (Money Laundering) and Terrorist Financing Act ("PCMLTFA") and associated Regulations and must fulfill specific obligations as required by the PCMLTFA to help combat money laundering and terrorist activity financing in Canada. The Financial Transactions and Reports Analysis Centre of Canada ("FINTRAC") has the mandate to ensure the compliance of businesses subject to the PCMLTFA and to generate actionable financial intelligence for police, law enforcement and national security agencies to assist in the investigation of money laundering and terrorist activity financing offences or threats to the security of Canada.

French Language Laws

Our service offerings and operations within the province of Québec are subject to the language legislation of that province, namely the Charter of the French Language and its related legislation and regulations. These are supervised and enforced by the Office québecois de la langue francaise.

C.
Organizational Structure

Mogo has a number of direct and indirect subsidiaries, each of which is wholly‑owned by Mogo. The following table sets out our significant subsidiaries, including their place of incorporation and our ownership interest, as of December 31, 2023:

Name of Entity	Place of Incorporation	Ownership Interest
Mogo Finance Technology Inc.	British Columbia	100%
Mogo Financial Inc	Manitoba	100%
MogoTrade Inc.	Canada	100%
Mogo Asset Management Inc.	Canada	100%
Moka Financial Technologies Inc	Canada	100%
Carta Solutions Holding Corp.	Canada	100%
Carta Financial Services Ltd	United Kingdom	100%

Reorganization

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares of the Company. As at December 31, 2023, there were 24,515,909 common shares and no preferred shares issued and outstanding.

Each common share entitles its holder to notice of and to one vote at all meetings of the Company’s shareholders. Each common share is also entitled to receive dividends if, as and when declared by the Board. Holders of common shares are entitled to participate in any distribution of the Company’s net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per share.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Experts

The consolidated financial statements of Company which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2022, the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

D.
Property, Plants and Equipment

The following table summarizes our principal leased properties as of December 31, 2023. The Company does not own any real property and is remote-first with respect to its North America and European operations. We have a leased property in Vancouver for administrative and IT support purposes and leased properties in Morocco, Cyprus and PEI supporting our Carta business operations which are used for data centers, product development, customer service, collections and other related support services including finance, human resources, legal and compliance, marketing and branding, and business intelligence and analytics.

	Square Footage	Lease Expiration Date
Vancouver, BC, Canada	13,193 sq. ft.	July 2027
Winnipeg, MB, Canada	10,026 sq. ft.	July 2025
Charlottetown, PEI, Canada	117 sq. ft.	December 2024
Casablanca, Morocco	3,900 sq. ft	August 2024
Nicosia, Cyprus	848 sq. ft.	October 2024

In 2023, we executed an Indenture to Sublease our 13,193 sq ft. Vancouver office to a third-party and entered a lease for a smaller office. Given we have transitioned our Canadian employees to remote work, we currently are seeking to exit the lease of the Winnipeg office before its lease expiration date if a suitable sublease opportunity becomes available. We consider each of the other properties in the table above to be adequate for its purpose. We currently expect to extend the terms of expiring leases or to find replacement sites on commercially acceptable terms. We do not anticipate any environmental issues that may affect the Company’s utilization of the assets. There are no plans to expand or improve the facilities described above.

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

Please refer to our Annual Report on Form 20-F, filed with the SEC on March 23, 2023, for discussion of financial results for the years ended December 31, 2022 and 2021.

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net (loss) income, net cash used in operating activities, adjusted EBITDA(1), adjusted net loss(1) and cash provided by (used in) operating activities before investment in gross loans receivable(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	December 31, 2023	December 31, 2022	Change %
Key Business Metrics
Mogo Members (000s)	2,110	1,993	6%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
IFRS Measures
Revenue	$17,157	$17,146	0%	$65,221	$68,949	(5)%
Subscription and services revenue	10,187	10,343	(2)%	38,785	41,741	(7)%
Net income (loss)	8,511	(74,943)	(111)%	(17,887)	(165,678)	(89)%
Net cash used in operating activities	(2,199)	(1,356)	62%	(9,167)	(27,009)	(66)%
Other Key Performance Indicators(1)
Adjusted EBITDA	2,743	248	1006%	7,669	(12,227)	(163)%
Adjusted net loss	(2,600)	(5,375)	(52)%	(11,939)	(33,977)	(65)%
Cash provided by (used in) operations before investment in gross loans receivable	4,676	457	923%	9,488	(10,617)	(189)%

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Mogo members

Our total member base grew to 2,110,000 members as at December 31, 2023, from 1,993,000 members as at December 31, 2022, representing an increase of approximately 6% or 117,000 net members. Quarter over quarter, net members increased by 33,000 in Q4 2023. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q4 2023 vs Q4 2022

Total revenue increased slightly to $17.2 million for the three months ended December 31, 2023 compared to $17.1 million in the same period last year. This represents a return to growth in the Company’s primary business segments of wealth, payments, and lending, offset by the Company’s previously disclosed decision to narrow its strategic focus and exit certain sub-scale and unprofitable products.

Year ended 2023 vs 2022

Total revenue decreased by 5% to $65.2 million for the year ended December 31, 2023 compared to $68.9 million in the same period last year. The revenue decrease was primarily a result of the previously announced elimination of sub-scale revenue streams and unprofitable products including MogoCrypto, Moka France, and MogoCard.

Subscription and services revenue

Three months ended Q4 2023 vs Q4 2022

Subscription and services revenue decreased by 2% to $10.2 million for the three months ended December 31, 2023 compared to $10.3 million in the same period last year. The decrease was primarily driven by the previously announced elimination of sub-scale and unprofitable products including the wind down of MogoCrypto, Moka France and MogoCard. The decrease due to these products was offset by higher revenues related to wealth and payments.

Year ended 2023 vs 2022

Subscription and services revenue decreased by 7% to $38.8 million for the year ended December 31, 2023 compared to $41.7 million in the same period last year. The decrease in subscription and services revenue was primarily driven by the same reasons noted above.

Net income (loss)

Three months ended Q4 2023 vs Q4 2022

Net income was $8.5 million for the three months ended December 31, 2023, which is a decrease in net loss of $83.4 million compared to net loss of $74.9 million in the same period last year.

In 2022, the Company recognized impairment of investment accounted for using the equity method of $31.5 million, and impairment of goodwill and intangible assets of $37.2 million. No such impairment was recognized in the three months ended December 31, 2023. Additionally, the operating efficiency initiatives implemented in 2023 resulted in a $3.7 million reduction in operating expenses. The Company also recognized an unrealized revaluation gain on our investment portfolio of $13.6 million, compared to a loss of $1.2 million in the same period last year.

Year ended 2023 vs 2022

Net loss was $17.9 million for the year ended December 31, 2023, which is a decrease in net loss of $147.8 million compared to net loss of $165.7 million in the same period last year. In 2022, the Company recognized its share of loss in investment accounted for using the equity method of $78.8 million, compared to $8.3 million in 2023. Impairment of goodwill and intangibles of $38.3 million were also recognized in 2022.

Additionally, the operating efficiency initiatives noted above resulted in a $29.3 million decrease in operating expenses, and reductions in non-operating losses including a decrease in other non-operating expenses of $5.1 million. The Company also recognized a revaluation gain on our investment portfolio of $9.6 million in 2023, compared to a loss of $2.4 million in 2022.

Net cash used in operating activities

Three months ended Q4 2023 vs Q4 2022

Net cash used in operating activities was $2.2 million for the three months ended December 31, 2023, which is an increase of $0.8 million compared to $1.4 million in the same period last year. The increase was primarily due to an increase in net issuance of loans receivable of $6.9 million, which was offset by operating expense efficiencies gained in the past year.

Year ended 2023 vs 2022

Net cash used in operating activities was $9.2 million for the year ended December 31, 2023, which is a decrease of $17.8 million compared to $27.0 million in the same period last year. The improvement was primarily attributed to significant operating expense efficiencies gained in the past year, in addition to gross margin improvement.

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Adjusted EBITDA(1)

Three months ended Q4 2023 vs Q4 2022

Adjusted EBITDA was $2.7 million for the three months ended December 31, 2023, which is a $2.5 million improvement from the adjusted EBITDA of $0.2 million in the same period last year. The improvement in adjusted EBITDA was primarily driven by a 25% reduction in operating expenditures arising from the realization of cost efficiency initiatives implemented in the last twelve months.

Year ended 2023 vs 2022

Adjusted EBITDA was $7.7 million for the year ended December 31, 2023, which is a $19.9 million improvement compared to the adjusted EBITDA loss of $12.2 million in the same period last year. The improvement in adjusted EBITDA was primarily driven by a 37% reduction in operating expenditures arising from the realization of cost efficiency initiatives implemented in the last twelve months. Additionally, overall gross profit increased despite the significant reduction in operating expenses.

Adjusted net loss(1)

Three months ended Q4 2023 vs Q4 2022

Adjusted net loss was $2.6 million for the three months ended December 31, 2023, which is a $2.8 million improvement compared to an adjusted net loss of $5.4 million in the same period last year. The improvement in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance and partially offset by a $0.2 million increase in credit facility interest expense due to higher interest rates.

Year ended 2023 vs 2022

Adjusted net loss was $11.9 million for the year ended December 31, 2023, which is a decrease in loss of $22.1 million compared to an adjusted net loss of $34.0 million in the same period last year. The improvement in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance and partially offset by a $1.4 million increase in credit facility interest expense due to higher interest rates and a $1.4 million increase in debentures and other financing expense primarily due to a one-time gain on revaluation of debentures recorded in Q4 2022.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Three months ended Q4 2023 vs Q4 2022

Cash provided by operating activities before investment in gross loans receivable was $4.7 million for the three months ended December 31, 2023, which is a $4.2 million improvement compared to $0.5 million in the same period last year. The improvement was primarily attributed to significant operating expense efficiencies gained in the past year.

Year ended 2023 vs 2022

Cash provided by operating activities before investment in gross loans receivable was $9.5 million for the year ended December 31, 2023, which is a $20.1 million improvement compared to negative $10.6 million in the same period last year. The improvement was primarily attributed to the same reasons noted above.

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted EBITDA, adjusted net loss and cash provided by (used in) operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, readers should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, share of (gain) loss in investment accounted for using the equity method, revaluation (gain) loss, impairment of investment accounted for using the equity method, impairment of goodwill, and other non-operating expense. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) before tax	$8,432	$(75,030)	$(18,287)	$(166,014)
Depreciation and amortization	2,385	3,166	9,067	12,636
Stock-based compensation	580	835	2,478	8,712
Credit facility interest expense	1,595	1,363	6,064	4,640
Debenture and other financing expense	1,141	779	3,519	3,225
Accretion related to debentures	222	315	958	1,249
Share of loss in investment accounted for using the equity method	—	31,142	8,267	78,832
Revaluation (gain) loss	(13,600)	(2,020)	(9,628)	2,375
Impairment of goodwill	—	31,758	—	31,758
Other non-operating expense	1,988	7,940	5,231	10,360
Adjusted EBITDA	2,743	248	7,669	(12,227)

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss before tax excluding stock-based compensation, share of (gain) loss in investment accounted for using equity method, revaluation loss, impairment of investment accounted for using the equity method, impairment of goodwill, and other non-operating expense. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense, and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net loss to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) before tax	$8,432	$(75,030)	$(18,287)	$(166,014)
Stock-based compensation	580	835	2,478	8,712
Share of loss in investment accounted for using the equity method	—	31,142	8,267	78,832
Revaluation (gain) loss	(13,600)	(2,020)	(9,628)	2,375
Impairment of goodwill	—	31,758	—	31,758
Other non-operating expense	1,988	7,940	5,231	10,360
Adjusted net loss	(2,600)	(5,375)	(11,939)	(33,977)

Cash provided by (used in) operating activities before investment in gross loans receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is a non-IFRS financial measure that we calculate as cash used in operating activities, less net issuance of loans receivables. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net cash used in operating activities	$(2,199)	$(1,356)	$(9,167)	$(27,009)
Net issuance of loans receivable	(6,875)	(1,813)	(18,655)	(16,392)
Cash provided by (used in) operations before investment in gross loans receivable	4,676	457	9,488	(10,617)

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

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended December 31, 2023 and 2022:

($000s, except per share amounts)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Total revenue	$17,157	$17,146	$65,221	$68,949
Cost of revenue	5,694	5,403	18,562	22,709
Gross profit	11,463	11,743	46,659	46,240
Technology and development	2,196	3,139	10,591	12,973
Marketing	1,101	1,035	3,340	11,208
Customer service and operations	2,376	3,040	10,602	14,089
General and administration	3,047	4,281	14,457	20,197
Stock-based compensation	580	835	2,478	8,712
Depreciation and amortization	2,385	3,166	9,067	12,636
Total operating expenses	11,685	15,496	50,535	79,815
Loss from operations	(222)	(3,753)	(3,876)	(33,575)
Credit facility interest expense	1,595	1,363	6,064	4,640
Debenture and other financing expense	1,141	779	3,519	3,225
Accretion related to debentures	222	315	958	1,249
Share of loss in investment accounted for using the equity method	—	31,142	8,267	78,832
Revaluation (gain) loss	(13,600)	(2,020)	(9,628)	2,375
Impairment of goodwill	—	31,758	—	31,758
Other non-operating expense	1,988	7,940	5,231	10,360
	(8,654)	71,277	14,411	132,439
Net income (loss) before tax	8,432	(75,030)	(18,287)	(166,014)
Income tax recovery	(79)	(87)	(400)	(336)
Net income (loss)	8,511	(74,943)	(17,887)	(165,678)
Other comprehensive income:
Unrealized revaluation loss on digital assets	—	—	—	(468)
Foreign currency transaction reserve (loss) gain	(219)	(783)	(316)	101
Other comprehensive loss	(219)	(783)	(316)	(367)
Total comprehensive income (loss)	8,292	(75,726)	(18,203)	(166,045)

Adjusted EBITDA(1)	2,743	248	7,669	(12,227)
Adjusted net loss(1)	(2,600)	(5,375)	(11,939)	(33,977)
Basic income (loss) per share	0.34	(0.99)	(0.72)	(2.17)
Diluted income (loss) per share	0.34	(0.99)	(0.72)	(2.17)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Subscription and services revenue	$10,187	$10,343	(2)%	$38,785	$41,741	(7)%
Interest revenue	6,970	6,803	2%	26,436	27,208	(3)%
Total revenue	17,157	17,146	0%	65,221	68,949	(5)%

Subscription and services revenue – represents Carta transaction processing revenue, Moka subscriptions, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, partner lending fees, portfolio management fees, exempt market dealer commission revenue, referral fee revenue, FX revenue and other fees and charges.

Interest revenue – represents interest on our line of credit loan products.

Please refer to the “Item 5 – Operating and Financial Review and Prospects - Key Performance Indicators” section for commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Provision for loan losses, net of recoveries	$3,862	$3,224	20%	$13,208	$14,730	(10)%
Transaction costs	1,832	2,179	(16)%	5,354	7,979	(33)%
Cost of revenue	5,694	5,403	5%	18,562	22,709	(18)%
As a percentage of total revenue	33%	32%		28%	33%

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

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as loan system transaction fees, transaction processing costs related to the Carta business and other transaction costs related to Moka and MogoTrade.

Cost of revenue was $5.7 million for the three months ended December 31, 2023, an increase of $0.3 million compared to the same period in the prior year. Cost of revenue was $18.6 million for the year ended December 31, 2023, a decrease of $4.1 million compared to the same period last year.

Provision for loan losses, net of recoveries, has increased for the three months and year ended December 31, 2023 compared to the same periods in the prior year. This increase is due to overall growth in loan receivables in the current period, compared to a decrease in loan receivables in the comparative prior year period.

Transaction costs have decreased for the three months and year ended December 31, 2023 compared to the same periods in the prior year. This decrease is primarily due to the realization of cost efficiencies implemented in the current periods.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of macroeconomic factors such as inflation and the interest rate environment. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Technology and development expenses

The following table provides the technology and development expenses for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Technology and development	$2,196	$3,139	(30)%	$10,591	$12,973	(18)%
As a percentage of total revenue	13%	18%		16%	19%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include hosting costs and software licenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $2.2 million for the three months ended December 31, 2023, which is a decrease of $0.9 million compared to $3.1 million in the same period last year. Technology and development expenses were $10.6 million for the year ended December 31, 2023, which is a decrease of $2.4 million compared to $13.0 million in the same period last year. The decrease is primarily due to cost efficiency initiatives implemented in 2023.

We believe our investments into the development of our digital wealth platform will strengthen Mogo’s product service offerings and drive long-term member and revenue growth.

Marketing expenses

The following table provides the marketing expenses for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Marketing	$1,101	$1,035	6%	$3,340	$11,208	(70)%
As a percentage of total revenue	6%	6%		5%	16%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were $1.1 million for the three months ended December 31, 2023, which is an increase of $0.1 million compared to $1.0 million in the same period last year. Marketing expenses were $3.3 million for the year ended December 31, 2023, which is a decrease of $7.9 million compared to $11.2 million in the same period last year. During the latter half of 2022 and continuing in 2023, there was a significant reduction in marketing expenses to focus on more efficient marketing channels that drive shorter payback periods. We achieved sequential quarterly revenue growth in 2023 despite this significant reduction in marketing spend, which highlights the improvements in efficiency gained.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Customer service and operations	$2,376	$3,040	(22)%	$10,602	$14,089	(25)%
As a percentage of total revenue	14%	18%		16%	20%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses decreased for the three months and year ended December 31, 2023. The decrease is primarily due to cost reduction initiatives implemented in 2022 and continuing into 2023.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
General and administration	$3,047	$4,281	(29)%	$14,457	$20,197	(28)%
As a percentage of total revenue	18%	25%		22%	29%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses decreased for the three months and year ended December 31, 2023, compared to the same periods last year. The decrease is due to various cost efficiency initiatives implemented in 2023.

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months and year ended December 31, 2023 and 2022 were as follows:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Stock-based compensation	$580	$835	(31)%	$2,478	$8,712	(72)%
Depreciation and amortization	2,385	3,166	(25)%	9,067	12,636	(28)%
	2,965	4,001	(26)%	11,545	21,348	(46)%
As a percentage of total revenue	17%	23%		18%	31%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black-Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $0.6 million in the three months ended December 31, 2023 compared to $0.8 million in the same period last year. Stock-based compensation decreased to $2.5 million in the year ended December 31, 2023 compared to $8.7 million in the same period last year. The decrease in stock-based compensation is driven by options granted in 2023 having a lower grant date fair value compared to grants in 2022 such that graded vesting of these options has resulted in a decrease in expense.

Depreciation and amortization decreased to $2.4 million in the three months ended December 31, 2023 compared to $3.2 million in the same period last year. Depreciation and amortization decreased to $9.1 million in the year ended December 31, 2023 compared to $12.6 million in the same period last year. The decreases are driven by lower amortization of intangible assets in the current period as a result of the impairment of legacy MogoApp and MogoCard related intangible assets in Q4 2022, along with the impairment of MogoCrypto related intangible assets in Q3 2022.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Credit facility interest expense	$1,595	$1,363	17%	$6,064	$4,640	31%
As a percentage of total revenue	9%	8%		9%	7%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased for both the three months and year ended December 31, 2023 compared to the same periods last year. The increase is due to additional advances on the Credit Facility and higher interest rates in 2023.

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Debenture and other financing expense	$1,141	$779	46%	$3,519	$3,225	9%
Accretion related to debentures	222	315	(30)%	958	1,249	(23)%
Share of loss in investment accounted for using the equity method	—	31,142	(100)%	8,267	78,832	(90)%
Revaluation (gain) loss	(13,600)	(2,020)	573%	(9,628)	2,375	(505)%
Impairment of goodwill	—	31,758	(100)%	—	31,758	(100)%
Other non-operating expense	1,988	7,940	(75)%	5,231	10,360	(50)%
Total other (income) expense	(10,249)	69,914	(115)%	8,347	127,799	(93)%
As a percentage of total revenue	(60)%	408%		13%	185%

Total other expenses (income) were income of $10.2 million for the three months ended December 31, 2023, which is a change of $80.1 million compared to an expense of $69.9 million for the same period last year. Total other expenses were $8.3 million for the year ended December 31, 2023, which is a decrease in expense of $119.5 million compared to the same period last year. The decrease in total other expenses was primarily driven by higher non-cash impairment charges on our investment in Coinsquare in 2022 compared to 2023. As well as impairment of goodwill for $31.8 million and impairment of intangible assets of $6.5 million in 2022. Additional decreases are due to the discontinuation of equity accounting for our share of Coinsquare’s net comprehensive loss following the WonderFi Transaction.

Revaluation gains and losses were a $13.6 million gain for the three months ended December 31, 2023 compared to a gain of $2.0 million in the same period last year. The variance is primarily attributable to a gain in investment portfolio of $13.6 million in the current year, compared to a loss of $1.2 million in the same period last year offset by a gain on revaluation of derivative financial liabilities of $1.4 million, a gain on debenture revaluation of $1.1 million and an unrealized exchange gain of $0.8 million.

Revaluation gains and losses were a $9.6 million gain for the year ended December 31, 2023 compared to a $2.4 million loss in the same period last year. The variance is primarily attributable to a gain in investment portfolio of $9.7 million compared to a loss of $8.0 million in the same period last year, as well as a loss on revaluation of derivative financial asset of $7.9 million in the prior period. These losses were offset by a gain on revaluation of derivative financial liabilities of $12.6 million and a gain on debenture revaluation of $1.1 million.

Other non-operating expense for the three months and year ended December 31, 2023 primarily consists of restructuring charges incurred due to the wind down of the legacy MogoApp, including MogoCard and MogoCrypto, and impairment of assets related to the sublease of our Vancouver office, and implementation of further restructuring in 2023, and transaction costs related to the WonderFi Transaction.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense was lower in the comparative period, as a result of a revaluation gain recognized on the debentures in Q4 2022.

Other comprehensive (loss) income

The following table provides a breakdown of other comprehensive income by type for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Unrealized revaluation loss on digital assets	$—	$—	n/a	$—	$(468)	(100)%
Foreign currency transaction reserve (loss) gain	(219)	(783)	(72)%	(316)	101	(413)%
Other comprehensive loss	(219)	(783)	(72)%	(316)	(367)	(14)%

Total other comprehensive loss was $0.2 million for the three months ended December 31, 2023 compared to other comprehensive income of $0.8 million in the same period last year. Total other comprehensive loss was $0.3 million for the year ended December 31, 2023 compared to other comprehensive loss of $0.4 million in the same period last year.

Following the financial investment in bitcoin and ether in 2021, the Company recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the annual consolidated financial statements for the year ended December 31, 2023 for our detailed accounting policy.

Unrealized revaluation gain (loss) on digital assets impacting other comprehensive income for the three months ended December 31, 2023 is nil compared to nil loss in the same period last year. Unrealized revaluation gain (loss) on digital assets impacting other comprehensive income for the year ended December 31, 2023 is nil compared to a $0.5 million loss in the same period last year. These gains and losses are due to change in the market prices of bitcoin and ether across the periods. The decrease in digital asset market prices in 2022 resulted in a cumulative loss on our digital assets prior to their sale in November 2022.

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies that are different from the presentation currency of the Company's consolidated financial statements. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using average monthly exchange rates. Foreign currency differences arising are recognized in other comprehensive income.

Foreign currency translation reserve loss was $0.2 million for the three months ended December 31, 2023 compared to a loss of $0.8 million in the same period last year. Foreign currency translation reserve loss was $0.3 million for the year ended December 31, 2023 compared to a gain of $0.1 million in the same period last year. These gains are due to fluctuations in foreign currency exchange rates across the periods.

B.
Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 23 and Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments, including our investment in WonderFi, was $37.8 million as at December 31, 2023.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and its impact on loan performance, and potential mergers, strategic investments and acquisitions activity. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures and may at times consider the issuance of shares in satisfaction of amounts owing under debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility.

On November 6, 2023, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec. This shelf prospectus allows Mogo to offer common shares, preferred shares, debt securities, and warrants to purchase common shares, preferred shares or debt securities up to an aggregate offering price of USD $250,000,000 for the 25-month period after filing.

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

Although we are not currently party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favourable to us or at all.

In December 2021, we amended our Credit Facility. The amendments changed the effective interest rate from a maximum of 9% plus LIBOR to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025. As of July 1, 2023, the Credit Facility's benchmark rate transitioned from the USD LIBOR benchmark rate to the Secured Overnight Financing Rate.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and twelve months ended December 31, 2023 and 2022:

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Cash provided by (used in) operating activities before changes in working capital (1)	$3,470	$(698)	$9,900	$(7,809)
Other changes in working capital (1)	1,206	1,155	(412)	(2,808)
Cash provided by (used in) operating activities before changes in loans receivable	4,676	457	9,488	(10,617)
Cash invested in loans receivable	(6,875)	(1,813)	(18,655)	(16,392)
Cash used in operating activities	(2,199)	(1,356)	(9,167)	(27,009)
Cash used in investing activities	(982)	(655)	(3,086)	(9,149)
Cash provided by (used in) financing activities	1,581	(2,718)	(861)	(3,079)
Effect of exchange rate fluctuations	18	(36)	(21)	743
Net decrease in cash for the period	(1,582)	(4,765)	(13,135)	(38,494)

1.
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

The reduction in the net decrease in cash for three months and year ended December 31, 2023 was primarily due to significant improvements to operating efficiency and the profitability of our revenue streams in the current period.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivables was $4.7 million for the three months ended December 31, 2023, which is a $4.2 million improvement compared to $0.5 million in the same period last year. Cash provided by operating activities before investment in gross loans receivable was $9.5 million for the year ended December 31, 2023, which is a $20.1 million improvement compared to negative $10.6 million in the same period last year. The improvement was primarily attributed to significant operating expense efficiencies gained in the past year, in addition to gross margin improvements.

Cash invested in loans receivable was a $6.9 million outflow in the three months ended December 31, 2023 compared to a $1.8 million outflow in the same period last year. Cash invested in loans receivable was a $18.7 million outflow in the year ended December 31, 2023, compared to a $16.4 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash used in operating activities increased by $0.8 million or 62% in the three months ended December 31, 2023 compared to the same period last year. Cash used in operating activities improved by $17.8 million or 66% in the year ended December 31, 2023, compared to the same period last year.

Cash provided by (used in) operating activities before changes in working capital was a $3.5 million inflow in the three months ended December 31, 2023 compared to a $0.7 million outflow in the same period last year. Cash provided by operating activities before changes in working capital was a $9.9 million inflow in the year ended December 31, 2023, compared to a $7.8 million outflow in the same period last year. The overall decrease in cash outflows was due to lower operating expenses as a percentage of revenue in the current period relative to the prior period.

Other changes in working capital resulted in a $1.2 million inflow in the three months ended December 31, 2023 compared to a $1.2 million inflow in the same period last year. Other changes in working capital resulted in a $0.4 million outflow in the year ended December 31, 2023, compared to a $2.8 million outflow in the same period last year. The changes in cash flows due to working capital are primarily due to the timing of vendor payments.

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

Cash used in investing activities in the three months ended December 31, 2023 was $1.0 million compared to $0.7 million in the same period last year. Cash used in investing activities in the year ended December 31, 2023 was $3.1 million compared to $9.1 million in the same period last year. The overall decrease in cash used in investing activities is primarily due to a significant reduction in capital technology expenditures required as a result of our cost efficiency initiatives.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash provided by financing activities in the three months ended December 31, 2023 was $1.6 million compared to cash used in financing activities of $2.7 million for the same period last year. The net increase in cash provided by financing activities in the current period compared to the prior period is primarily attributable to a $2.4 million increase in advances of the Credit Facility, compared to a $1.4 million repayment of the Credit Facility in the prior period.

Cash used in financing activities in the year ended December 31, 2023 was $0.9 million compared to cash used in financing activities of $3.1 million for the same period last year. The net decrease in cash used in financing activities for the year ended December 31, 2023 relative to the same period in the prior year is primarily attributable a $2.0 million increase in advances on the credit facility in the current period.

Contractual Obligations

The following table shows contractual obligations as at December 31, 2023. Management will continue to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures as they become due and payable.

($000s)	2024	2025	2026	2027	2028	Thereafter
Commitments - operational
Lease payments	1,206	1,240	1,255	872	113	526
Trade payables	6,448	—	—	—	—	—
Accrued wages and other expenses	17,634	—	—	—	—	—
Other purchase obligations	1,308	812	584	642	221	—
Interest – Credit Facility	6,601	3,300	—	—	—	—
Interest – Debentures	3,197	2,252	—	—	—	—
	36,394	7,604	1,839	1,514	334	526
Commitments – principal repayments
Credit Facility	—	49,405	—	—	—	—
Debentures (1)	1,924	35,096	—	—	—	—
	1,924	84,501	—	—	—	—
Total contractual obligations	38,318	92,105	1,839	1,514	334	526

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2023 and December 31, 2022:

($000s)	As at
	December 31, 2023	December 31, 2022
Cash and cash equivalent	$16,133	$29,268
Total assets	207,763	221,494
Total liabilities	114,039	110,608

Total assets decreased by $13.7 million during the year ended December 31, 2023. The decrease is primarily attributable to overall net losses in the business, which decreased significantly compared to the prior year.

Total liabilities increased by $3.4 million during the year ended December 31, 2023. The increase is primarily due to increases in advances on the credit facility.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2023 and December 31, 2022:

($000s)	As at
	December 31, 2023	December 31, 2022
Gross loans receivable	$74,272	$69,914
Allowance for loan losses	(12,555)	(13,073)
Net loans receivable	61,717	56,841

The gross loans receivable portfolio was $74.3 million as at December 31, 2023, which is an increase of $4.4 million compared to the balance as at December 31, 2022. The increase is primarily due to higher loan originations issued in the second half of 2023.

The following table provides a reconciliation of changes in our loan loss allowance for the year ended December 31, 2023 and the year ended December 31, 2022:

($000s)	As at
	December 31, 2023	December 31, 2022
Allowance for loan losses, beginning of period	$13,073	$9,813
Provision for loan losses	13,778	15,383
Loans charged-off	(14,296)	(12,123)
Allowance for loan losses, end of period	12,555	13,073

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the annual consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of operations and comprehensive income (loss).

The allowance for loan losses as a percentage of gross loans receivable decreased to 16.9% as at December 31, 2023 from 18.7% as at December 31, 2022. This is primarily due to a better aging of loan portfolio as at Q4 2023 compared to Q4 2022.

As at December 31, 2023, the allowance includes an incremental allowance in respect of potential future losses arising from macroeconomic factors as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the related allowance is adequate to absorb reasonably possible changes to economic conditions that impact the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive income (loss). Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

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

Credit facility

The credit facility consists of a $60,000,000 senior secured credit facility maturing on July 2, 2025. The credit facility is subject to variable interest rates that reference the Secured Overnight Financing Rate (“SOFR”), or under certain conditions, the Federal Funds Rate in effect. On December 16, 2021, the Company amended its credit facility to lower the effective interest rate from a maximum of LIBOR plus 9%, to LIBOR plus 8%. In June 2023, this was transitioned to SOFR plus 8% upon the cessation of USD LIBOR. There is a 0.33% fee on the available but undrawn portion of the $60,000,000 facility. The principal and interest balance outstanding for the credit facility as at December 31, 2023 was $49,405,000 (December 31, 2022 – $46,180,000). Refer to Note 24 of the consolidated financial statements for details on the reform of major interest rate benchmarks.

The credit facility is subject to certain covenants and events of default. As at December 31, 2023 and December 31, 2022, the Company was in compliance with these covenants. Interest expense on the credit facility is included in credit facility interest expense in the consolidated statements of operations and comprehensive income (loss).

Interest expense on the credit facility for the year ended December 31, 2023 of $6,064,000 (December 31, 2022 – $4,640,000) is included in credit facility interest expense in the consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

The Company has pledged financial instruments as collateral against its credit facilities. Under the terms of the general security agreement, assets pledged as collateral primarily include loans receivable with a carrying amount equal to $61,717,000 (December 31, 2022 – $56,841,000) and cash and cash equivalents with a balance of $316,000 (December 31, 2022 – $298,000).

Debentures

The Company's debentures with maturity dates of July 2, 2025 pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common Shares.

	As at
($000s)	December 31, 2023	December 31, 2022
Principal balance	37,020	39,658
Discount	(1,000)	(2,118)
	36,020	37,540
Interest payable	763	726
	36,783	38,266

The Debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of such debentures between January 2024 and June 2025 to July 2, 2025, being the maturity date of the credit facility.

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

($000s)	Principal component of quarterly payment	Principal due on maturity	Total
2024	1,924	—	1,924
2025	1,543	33,553	35,096
	3,467	33,553	37,020

The debenture principal repayments are payable in either cash or Common Shares at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

C.
Research and Development, Patents and Licenses, etc.

The following table should be read in conjunction with “Item 4. Information on the Company – B. Business Overview". The Company continues to invest in the development of its software platform which is captured as an addition to intangible assets in the Consolidated Financial Statements.

($000s)	December 31, 2023	December 31, 2022	December 31, 2021
Investment in intangible assets	3,206	7,482	7,503

D.
Trend Information

The information required by this item is set forth above in “Item 5. Operating and Financial Review and Prospects — A. Operating Results,” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report on Form 20-F to be not necessarily indicative of future operating results or financial conditions.

E.
Critical Accounting Estimates

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically, and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statements of operations and comprehensive income (loss) in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

(i) Allowance for loan losses

The provision for loan losses consists of amounts charged to the consolidated statements of operations and comprehensive income (loss) during the period to maintain an adequate allowance for loan losses. The Company's allowance for loan losses represents its estimate of the expected credit losses expected from its existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through collection efforts, delinquency levels, historical charge-off and loss experience, the Company's expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

(ii) Fair value of privately held investments

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

(iii) Valuation of goodwill acquired in business combinations

The Company is required to assess the recoverability of values assigned to cash generating units that include goodwill on an annual basis. Estimating the recoverable amount requires significant judgment in the determination of appropriate inputs. This may take into consideration the following: forecast period, cash flow projections and discount rates. Actual results could differ significantly from these estimates.

(iv) Impairment of investment in associate

The Company is required to assess the recoverability of its investment in associate when indicators of impairment are identified. Estimating the recoverable amount requires significant judgment in determination of fair value of the investment. The fair value of the investment in associate is measured using the most appropriate valuation methodology or combination of methodologies in the judgement of management in light of the specific nature, facts and circumstances surrounding the investment. Management exercises judgement in determining inputs to the valuation methodology including forward revenue projections and comparable peer valuation multiples. Actual results could differ significantly from these estimates.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name and Province or State and Country of Residence	Age	Position/Title	Director Since
David Feller[1,6] British Columbia, Canada	55	Chairman of the Board, CEO	August 26, 2003
Gregory Feller[1,6] New York, United States	55	President, CFO and Director	April 10, 2015
Michael Wekerle[4] Ontario, Canada	59	Director	June 21, 2019
Kristin McAlister[3] California, United States	53	Director	June 27, 2023
Christopher Payne[2] Ontario, Canada	60	Director	January 25, 2021
Kees Van Winters[5] Ontario, Canada	59	Director	June 27, 2023
Justin Carter British Columbia, Canada	43	COO	March 31, 2023

(1)
David Feller and Gregory Feller are brothers.
(2)
Chair of the Audit Committee; Member of the Corporate Governance, Compensation and Nominating Committee (“CGCNC”).
(3)
Chair of the CGCNC; Member of the Audit Committee;
(4)
Chair of the Investment Committee
(5)
Member of the Audit Committee and CGCNC
(6)
Member of the Investment Committee

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board. Over the past 20 years, Mr. Feller has grown Mogo into Canada's leading financial technology and payments company with ~2 million members, annual revenues exceeding $65 million and more than 200 team members. During that time, he led the Company through equity and debt financings totaling more than $500 million, securing two credit facilities with a leading global investment firm, the Company's IPO on the TSX, listing on the Nasdaq and subsequent public offerings. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board.

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

Christopher Payne has deep experience in M&A and private equity with a strong focus on the technology sector. He is the Managing Partner and Founder of Hawthorn Equity Partners, a leading middle market private equity firm launched in 2005. Previously, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Prior to CIBC, he was an entrepreneur and investor in Silicon Valley. Mr. Payne co-founded X.com with Elon Musk and other partners in 1999. X.com ultimately merged with another entity to became PayPal. Mr. Payne also worked at BMO Nesbitt Burns in M&A and later helped start BMO Nesbitt Burns Equity Partners, a North American mid-market focused merchant bank. He holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School.

Kristin McAlister is a successful entrepreneur and operator with a background in finance, human behavior and human development. In 2006, Ms. McAlister founded Centennial Montessori School in San Mateo, California, which is one of the top pre-K through elementary schools in the San Francisco Bay area. Ms. McAlister was formerly a financial analyst at Lehman Brothers as well as a researcher at the National Institute of Child Health and Human Development. Her philanthropic efforts focus on opening educational opportunities and financial services to populations without equitable access. Ms. McAlister received a dual honors undergraduate degree from Brown University in Biomedical Ethics and Psychology (Developmental Behavioral Neuroscience), and a master’s with distinction in Urban Education from Kings College, University of London.

Kees Van Winters has been active in the telecom and technology industries since 1986. Mr. Van Winters was Vice-President of Sales and Marketing for Nationwide Cellular Service in New York from 1986 to 1992 and was a consultant to several major telecom companies in Canada and the USA from 1992 to 1996. Since then he has acted as a consultant to a number of small technology companies. Mr. Van Winters previously served on Mogo Inc.’s board of directors between June 2019 and June 2021.

Justin Carter has been with Mogo since the Company was founded. Mr. Carter brings invaluable historical knowledge and experience to the team and has been involved in all aspects of the business with the main focus being on building Mogo’s wealth products, consumer lending, automation and scaling operations. Achievements with Mogo include being the first company in Canada to launch free credit score monitoring via a mobile app, digitizing the mortgage application experience, and the creation of a 100% digital and automated end to end loan approval and funding experience.

As at December 31, 2023, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 3,206,427 common shares, representing approximately 13% of the Company’s issued and outstanding common shares as of December 31, 2023.

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

Penalties or Sanctions

No director or executive officer of the Company or shareholder holding sufficient securities of the Company to affect materially the control of the Company has:

•
been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
•
been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision

Conflicts of Interest

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

Annual Performance Bonus

Annual performance bonus is expressed as a percentage of annual base salary and is calculated based on achievement levels against a mix of corporate performance goals and individual performance goals and is payable at the discretion of the Board. Historically, the bonus has been paid in cash, stock options or a combination of both. In 2023, the Board and executives made the decision not to pay bonuses in respect of 2022 and any bonus to be paid in respect of 2023 is still to be determined.

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

Compensation of Executive Officers

The following table sets out information concerning the compensation earned by the executive officers during the year ended December 31, 2023.

Name and Principal Position	Salary	Share‑ based Awards	Option‑ based Awards(2)	Non‑Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total Compensation
David Feller CEO	$425,000	-	$437,200	$100,000	$7,032	$969,232

Gregory Feller(1) President & CFO	$506,138	-	$437,200	$200,000	$55,945	$1,199,283

Justin Carter COO	$216,850	-	$129,814	-	$7,082	$353,746

1.
Gregory Feller, a US resident is paid a base salary of $375,000 in US dollars. The Canadian dollar equivalent expressed in the table above is based on the average US dollar to Canadian dollar exchange rate posted by the Bank of Canada which was CAD$1.3497 = US$1.00 for 2023.
2.
The options value for David Feller and Gregory Feller is based on a total of 250,000 options granted in 2023 with a weighted average exercise price of $2.44 and four-year vesting schedule. The options value for Justin Carter is based on a total of 68,000 options granted in 2023 with a weighted average exercise price of $2.68. Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2023: risk free interest rate between 3.22% and of 3.66%; expected life of 5 years; expected stock price volatility between 90% and 91% and expected dividend yield of Nil. .
3.
Amounts earned were one-time bonuses earned by Investment Committee members related to certain milestones achieved in the Company’s investment portfolio.
4.
Amounts noted include employer paid health benefits.

Compensation of Directors

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non-executive directors, Ms. McAlister, Messrs. Payne, van Winters, and Wekerle are paid an annual retainer fee of $35,000. A non-executive director receives an additional $30,000 annual fee for serving as chair on each of the Audit Committee, CGCNC and Investment Committee. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors and are eligible to receive stock options and RSUs under the Stock Option Plan and RSU Plan, respectively.

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2023.

Name	Fees Earned	Option-Based Awards(1)	Share-Based Awards	Non‑Equity Incentive Plan Compensation(2)	Total Compensation
Michael Wekerle	$89,435	$161,728	--	$200,000	$451,163
Christopher Payne	$65,000	$104,896	--	-	$169,896
Kristin McAlister	$23,356	$104,896	--	-	$128,252
Kees van Winters	$17,791	$104,896	--	-	$122,687

1.
Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2023: risk free interest rate between 3.22% and of 3.66%; expected life of 5 years; expected stock price volatility between 90% and 91% and expected dividend yield of Nil.
2.
Amount earned was a one-time bonus earned by Investment Committee members related to certain milestones achieved in the Company’s investment portfolio.

Benefits upon Termination of Employment

Each of the executive officers has entered into an employment agreement with the Company. Those employment agreements include provisions regarding base salary, annual bonuses, eligibility for benefits, confidentiality and ownership of intellectual property, among other things. Upon termination of employment without cause or by the executive for good reason, Mr. David Feller and Mr. Gregory Feller are entitled to twenty-four months’ notice or pay in lieu of notice calculated on base salary. Messrs. Feller employment agreements also provide for continued benefit coverage and option vesting for the duration of the notice period and payment in respect of eligible bonuses. Mr. Carter is entitled to one month of notice or base salary and continued benefits coverage plus an additional month per completed year of service up to a maximum of 18 months.

In addition, Messrs. Feller employment agreements contains a provision entitling them to full acceleration of vesting of any stock options previously granted to them upon a ‘Change in Control’, as defined in the Stock Option Plan. Mr. Carter’s employment agreement contains a change of control provision entitling him to an additional six months of severance, should a good reason arise within the first twelve months of the change of control and twelve months of severance should good reason arise after that, for the duration of his employment with Mogo.

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

Board Committees

Audit Committee

Mogo’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and with Nasdaq Stock Market Rules. The members of the Audit Committee are Christopher Payne (Chair), Kees van Winters and Kristin McAlister.

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

Corporate Governance, Compensation and Nominating Committee

The Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Kristin McAlister (Chair), Christopher Payne and Kees van Winters.

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

Investment Committee

The Board has appointed the Investment Committee comprising of directors Michael Wekerle (Chair), David Feller and Gregory Feller.

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

Board Diversity Matrix:

Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Two or More Races or Ethnicities	0

D.
Employees

As of December 31, 2021, 2022 and 2023, we had 340, 261, and 204 full-time employees, respectively. The following table sets forth the number of our employees categorized by area of operations:

	As of Dec 31, 2021	As of Dec 31, 2022	As of Dec 31, 2023
General & Administrative	73	65	44
Customer Service & Operations	163	131	105
Technology	104	65	55
TOTAL	340	261	204

E.
Share Ownership

The following table summarizes, as of April 26, 2024, share ownership including options and RSUs granted under the Stock Option Plan and RSU Plan to our executive officers and directors.

			Option-Based Awards				Share-Based Awards
Name	Common Shares	% Common Shares	Common Shares Underlying Options Outstanding	Option Exercise Price	Grant Date	Expiration Date	Common Shares Underlying RSUs that have not vested	Grant Date
David Feller	755,030	3.1%	33,333	$4.68	2016/09/12	2024/09/12		-
			33,333	$13.32	2017/06/07	2025/06/07
			16,667	$12.63	2017/09/27	2025/09/27
			8,333	$11.64	2018/05/10	2026/05/10
			8,333	$11.64	2018/05/10	2026/05/10
			19,619	$13.56	2019/06/17	2027/06/17
			91,667	$4.68	2020/06/09	2028/06/09
			100,000	$13.74	2020/12/18	2028/12/18
			33,333	$32.16	2021/03/31	2029/03/31
			14,358	$11.10	2022/03/30	2030/03/30
			33,333	$10.83	2022/03/31	2030/03/31
			33,333	$3.33	2022/06/18	2030/06/18
			22,222	$3.33	2022/06/18	2030/06/18
			166,667	$2.49	2022/11/21	2030/11/21
			100,000	$2.76	2023/06/30	2031/06/30
			100,000	$2.12	2023/09/30	2031/09/30
			50,000	$2.43	2023/12/31	2031/12/31

Gregory Feller	527,286	2.2%	33,333	$4.68	2016/09/12	2024/09/12		-
			33,333	$13.32	2017/06/07	2025/06/07
			16,667	$12.63	2017/09/27	2025/09/27
			8,333	$11.64	2018/05/10	2026/05/10
			8,333	$11.64	2018/05/10	2026/05/10
			19,619	$13.56	2019/06/17	2027/06/17
			91,667	$4.68	2020/06/09	2028/06/09
			100,000	$13.74	2020/12/18	2028/12/18
			33,333	$32.16	2021/03/31	2029/03/31
			14,358	$11.10	2022/03/30	2030/03/30
			33,333	$10.83	2022/03/31	2030/03/31
			33,333	$3.33	2022/06/18	2030/06/18
			22,222	$3.33	2022/06/18	2030/06/18
			166,667	$2.49	2022/11/21	2030/11/21
			100,000	$2.76	2023/06/30	2031/06/30
			100,000	$2.12	2023/09/30	2031/09/30
			50,000	$2.43	2023/12/31	2031/12/31

Michael Wekerle	1,694,217	6.9%	6,667	$20.10	2016/03/14	2026/03/14		-
			15,000	$7.50	2018/11/28	2028/11/28
			45,833	$4.68	2020/06/09	2028/06/09
			33,333	$32.16	2021/03/31	2029/03/31

			8,333	$10.83	2022/03/31	2030/03/31
			8,333	$3.33	2022/06/18	2030/06/18
			16,667	$2.49	2022/11/21	2030/11/21
			50,000	$2.76	2023/06/30	2031/06/30
			30,000	$2.12	2023/09/30	2031/09/30
			10,000	$2.43	2023/12/31	2031/12/31

Christopher Payne	113,585	0.5%	16,667	$32.16	2021/03/31	2029/03/31	-	-
			8,333	$10.83	2022/03/31	2030/03/31
			8,333	$3.33	2022/06/18	2030/06/18
			12,500	$2.49	2022/11/21	2030/11/21
			33,333	$2.76	2023/06/30	2031/06/30
			20,000	$2.12	2023/09/30	2031/09/30
			5,000	$2.43	2023/12/31	2031/12/31

Kristin McAlister	0	0%	33,333	$2.76	2023/06/30	2031/06/30	-	-
			20,000	$2.12	2023/09/30	2031/09/30
			5,000	$2.43	2023/12/31	2031/12/31

Kees van Winters	107,979	0.4%	33,333	$2.76	2023/06/30	2031/06/30	-	-
			20,000	$2.12	2023/09/30	2031/09/30
			5,000	$2.43	2023/12/31	2031/12/31

Justin Carter	7,496	0.0%	515	$4.68	2017/09/15	2025/09/15
			5,675	$4.68	2018/05/10	2026/05/10
			5,281	$4.68	2018/05/10	2026/05/10
			3,114	$4.68	2019/06/17	2027/06/17
			6,667	$4.68	2019/12/26	2029/12/26
			15,000	$4.68	2020/06/09	2028/06/09
			6,667	$13.26	2021/03/31	2029/03/31
			1,685	$11.10	2022/03/30	2030/03/30
			33,333	$2.70	2023/03/31	2031/03/31
			8,000	$2.76	2023/06/30	2031/06/30
			16,667	$2.76	2023/06/30	2031/06/30
			10,000	$2.43	2023/12/31	2031/12/31

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Based on a review of the information provided to us by our transfer agent, as of April 24, 2024, there were 490 record holders, of which 387 record holders holding approximately 76% of our Common Shares had registered addresses in Canada. These numbers are not representative of the number of beneficial holders of our Common Shares nor are they representative of where such beneficial holders reside, since many of these Common Shares are held of record by brokers or other nominees (including one Canadian. nominee company, CDS & Co., which held approximately 71% of our outstanding common shares as of such date).

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 15, 2024, the latest practicable date, by each person known to us to own beneficially more than 5% of our common shares. The calculations in the table below are based on the 24,517,118 Common Shares outstanding as of April 26, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 29, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

No holder of common shares has different voting rights from any other holders of Common Shares.

	Shares Beneficially Owned
Principal Shareholder	Number	%
Toroso Investments, LLC	2,385,659	9.7
Michael Wekerle	1,816,765	7.4

B.
Related Party Transactions

Related party transactions during the three months and year ended December 31, 2023 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2023 totaled $0.3 million (December 31, 2022 – $0.3 million). The debentures bear annual coupon interest of 8.0% (December 31, 2022 – 8.0%) with interest expense for the three months and year ended December 31, 2023 totaling $6,000 and $24,000, respectively (December 31, 2022 – $6,000 and $25,000, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

In the year ended December 31, 2023, the Company incurred $175,000 of sponsorship expenses (December 31, 2022 – $188,000) with a company owned by a director of Mogo.

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

C.
Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, to which the Company or any other member of the group is a party, for the two years immediately preceding the date of this annual report on Form 20-F:

•
Amended and Restated Revolving Credit and Guarantee Agreement dated between Mogo, Mogo Finance, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC as of July 16, 2019, and as further amended by that First Amendment Agreement dated as of December 31, 2019, the Second Amendment Agreement dated March 30, 2020 and the Third Amendment Agreement dated April 15, 2020, the Fourth Amendment Agreement dated June 29, 2020, the Fifth Amendment Agreement dated January 25, 2021, the Sixth Amendment Agreement dated December 16, 2021, the Seventh Amendment Agreement dated January 10, 2022. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities” for more information.
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
•
Share Exchange Agreement by and between Mogo and Moka Financial Technologies Inc. and all shareholders of Moka Financial Technologies Inc., dated May 4, 2021 (See "Item 4 — Information on the Company" and "— B. Business Overview").
•
Share Purchase Agreement entered into by, among others, Mogo, Fortification and the sole shareholder of Fortification, dated September 1, 2021 (See "Item 4 — Information on the Company" and "— B. Business Overview").

D.
Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Mogo's securities, although there may be Canadian and other foreign tax considerations. See “Item 10 - Additional Information — E. Taxation”.

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

Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder's tax basis in common shares generally will be such U.S. Holder's U.S. dollar cost for such common shares, which if the consideration is paid in Canadian dollars, is determined under the principles described in “Receipt of Foreign Currency” below.

Passive Foreign Investment Company Rules

Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year ending December 31, 2023. However, this is a factually determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for the purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future.

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

Receipt of Foreign Currency

The amount of any distribution paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Common Shares, or on the sale, exchange or other taxable disposition of Common Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars, including the possibility for an accrual taxpayer to make an election to recognize foreign currency gain or loss on the purchase or sale of common shares on the settlement date of such purchase or sale.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Certain Treasury Regulations that apply to non-U.S. income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the ability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest fluctuating with the Secured Overnight Financing Rate (“SOFR”). The credit facility does not have a SOFR floor. As at December 31, 2023, SOFR is 5.38% (December 31, 2022 – LIBOR 4.32%). For the year ended December 31, 2023, a 100-basis point change in SOFR would increase or decrease credit facility interest expense by $386,000 (December 31, 2022 – $515,000). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

A fundamental reform of major interest rate benchmarks (the "Reform") was undertaken in 2023. The USD LIBOR ceased to be published in June 2023 for all USD LIBOR tenors. Management has performed an assessment on the impact of the Reform and has determined that the Company only has exposure to the Reform through its credit facility and the nature of the risks are operational and financial. Operational risk includes ensuring proper contractual terms are in place and engagement with the credit facility lender on the progress and impact of their own transition. Financial risk includes the impact on the economics of the financial instruments.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is primarily exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. As at December 31, 2023, a 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $123,000 (December 31, 2022 – $314,000).

	As at
($000 USD)	December 31, 2023	December 31, 2022
Cash	38	3,553
Investment portfolio	5,813	5,958
Derivative financial liabilities	(26)	(310)
Debentures	(3,971)	(4,562)

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

B.
Management's Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintain adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

● pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

● provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors;

● provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

All internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

This annual report does not include an attestation report of the company’s registered public accounting firm as the Company is not an accelerated or large accelerated filer.

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

ITEM 16: [RESERVED]

A.
Audit Committee Financial Expert

The Board has considered the extensive financial experience of Ms. McAlister, Mr. Payne and Mr. van Winters and has determined that each is (i) financially literate in accordance with NI 52-110 and Rule 10A-3 under the Exchange Act, and (ii) an independent director as that term is defined by the applicable Canadian and SEC rules and in the Nasdaq Stock Market Rules.

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

C.
Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP in 2023 and 2022, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended
	December 31, 2023	December 31, 2022
Audit Fees[1]	$1,235,850	$1,472,220
Audit Related Fees[2]	–	–
Tax Fees[3]	$155,492	$187,547
All Other Fees[4]	$30,896	–
Total Fees Paid[5]	$1,422,238	$1,659,767

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

(3) “Tax fees” of 2023 and 2022 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

(4) “All other fees” refers to the routine consulting services.

(5) "Total fees paid" are inclusive of GST

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

Issuer purchase of equity securities

Period	(a) Total Number of Common Shares purchased	(b) Average Price Paid per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs
January 1 – 31, 2023	-	-	-	-
February 1 – 28, 2023	-	-	-	-
March 1 – 31, 2023	-	-	-	-
April 1 – 30, 2023	-	-	-	-
May 1 – 31, 2023	8,261	US$2.11	8,261	US$8,793,382
June 1– 30, 2023	111,693	US$2.11	111,693	US$8,548,804
July 1 – 31, 2023	-	-	-	-
August 1 – 31, 2023	106,902	US$1.84	106,902	US$8,349,317
September 1 – 30, 2023	27,600	US$1.53	27,600	US$8,306,284
October 1 – 31, 2023	-	-	-	-
November 1 – 30, 2023	115,853	US$1.27	115,853	US$8,157,067
December 1 – 31, 2023	104,044	US$1.66	104,044	US$7,982,185

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

I.
Foreign Jurisdictions that Prevent Inspections

Not applicable.

J.
Insider trading policies

Not Applicable. Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to Mogo starting the fiscal year ending December 31, 2024.

K.
Cybersecurity

Risk Management and Strategy

Mogo has established an information security framework that includes policies, procedures and mechanisms to protect against and minimize the impact of a cyberattack. Our strategy includes, but is not limited to, cyber security risk assessment and information security governance programs, information technology safeguards and controls, use of encryption, managing risks related to third-party service providers, vulnerability tests and compliance monitoring, employee training and awareness, and incident response plans.

The Company’s IT & Compliance departments manage the security monitoring and incident program, coordinating with Company engineers, compliance team members and senior management, along with third parties as needed, across our operating companies. All company employees undergo mandatory annual cybersecurity awareness training, which includes topics on the Company’s policies and procedures for reporting potential incidents. The Company evaluates emerging risks, regulations, and compliance matters and updates the policies and procedures accordingly on an ongoing basis.

The Company has a vendor management program that evaluates and oversees cybersecurity risks related to third party vendors providing services to the Company. Security reviews are conducted on third-party service providers with access to personal, confidential, or proprietary information to ensure they meet our security standards.

Third-party consultants and service providers are engaged, where appropriate, to test or otherwise assist with the protection of our information and IT systems and network. The Company is also subject to examinations by applicable regulators.

There can be no assurance that our cyber security risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

Although Mogo has implemented the cybersecurity processes described above and we have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, we remain exposed to cybersecurity incidents which could have a material adverse affect on our business, operations and financial results (see “Item 3. Key Information — D. Risk Factors”).

Cybersecurity Governance

Our board of directors has overall oversight responsibility for our cyber risk management. Mogo’s Chief Operating Officer in charge of operations, oversees the Company’s cybersecurity program and personnel and Mogo’s senior management team is engaged as appropriate in assessing Mogo’s cyber risk tolerance and are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents.

Mogo’s Audit Committee and Board of Directors are informed of cybersecurity matters through quarterly reports from the senior management team.

PART III

ITEM 17: FINANCIAL STATEMENTS

Please refer to Exhibit 20.1 for Consolidated Financial Statements for the years ended December 31, 2023, 2022 and 2021 included as part of this Annual Report.

ITEM 18: FINANCIAL STATEMENTS

See “Item 17. Financial Statements."

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

4.4	Amended Stock Option Plan of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s registration statement on Form 6-K, filed with the SEC on June 7, 2022)

4.5	Restricted Share Unit Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-8, filed with the SEC on June 19, 2018)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Auditor – KPMG LLP

20.1	Annual consolidated financial statements for the years ended December 31, 2023, 2022 and 2021

97	Policy for Recovery of Erroneously Awarded Compensation

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mogo Inc.

Date: April 30, 2024	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President and Chief Financial Officer