Form 20-F
period 2024-12-31
Mogo Inc.
filed 2025-04-29
CIK 1602842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,472,377 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Auditor Firm Id:	#1930	Auditor Name:	MNP LLP	Auditor Location:	Vancouver, British Columbia, Canada

INTRODUCTION

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 and as of December 31, 2023 and 2024, which are presented in Canadian dollars. Amounts in this annual report on Form 20-F are stated in Canadian dollars unless otherwise indicated.

On June 21, 2019, we completed our plan of arrangement (the “Arrangement”) with Mogo Finance Technology Inc (“Mogo Finance”). In connection with the Arrangement, the Company was continued into British Columbia and changed its name from Difference Capital Financial Inc. to Mogo Inc. The Arrangement was accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 - Business combinations, and accordingly, beginning with the second quarter of 2019, the Company’s financial statements, management’s discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance. See “Item 4 –A – History and Development of the Company” for more information regarding the Arrangement.

This annual report on Form 20-F may refer to trademarks, trade names and material which is subject to copyright and which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this annual report on Form 20-F may appear without the ®or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trademarks used in this annual report on Form 20-F are the property of their respective owners.

This annual report on Form 20-F is dated April 29, 2025. Except where otherwise indicated, the information contained in this annual report on Form 20-F is stated as of December 31, 2024.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains "forward-looking statements" that relate to the Company’s current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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
•
Our use of artificial intelligence and machine learning technologies may subject us to operational, regulatory, and reputational risks that could adversely affect our business.
•
Evolving regulations governing cross-border data transfers may impair our ability to operate efficiently across international boundaries, particularly through our Carta subsidiary.
•
Maintaining compliance with both Canadian and U.S. securities regulations creates additional costs, complexities, and risks as a dual-listed company.
•
The implementation of open banking frameworks may alter competitive dynamics, create integration challenges, and impose new security and compliance obligations.

•
If we fail to maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements could be impaired, affecting investor confidence.
•
Our flexible remote working model subjects us to heightened operational risks, including data security vulnerabilities and challenges in maintaining corporate culture.
•
As a registrant and member of the Canadian Investment Regulatory Organization, MogoTrade is subject to extensive regulation in Canada.
•
If we do not maintain the capital levels required by applicable regulators, our business may be restricted and we may be subject to disciplinary or corrective actions.
•
As a registered Portfolio Manager, Investment Fund Manager and Exempt Market Dealer, Mogo Asset Management Inc. is also subject to extensive regulation in Canada.
•
Our operation of a platform for independent portfolio managers exposes us to potential liability for advisor misconduct, compliance failures, and evolving regulatory expectations for investment management platforms.
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
•
Our reliance on third-party platforms for distribution of our mobile applications exposes us to policy changes, fee increases, and potential service disruptions beyond our control.
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

Approximately 31% of our assets as of December 31, 2024 consisted of loans to our members. Uncertainty and negative trends in general economic conditions in Canada and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies operating in our industries. Current global and macroeconomic conditions remain in a state of heightened volatility due to a number of factors, including geopolitical risks and tensions, changes in government administrations, regulations, legislation and policies, and trade relations and ongoing trade tensions, including the threat of tariffs, other governmental actions and retaliatory actions. In particular, recent threats of tariffs on Canadian imports into the U.S., and the potential associated retaliatory Canadian tariffs on U.S. imports into Canada, have created considerable uncertainty. These factors, which are beyond our control, may influence inflation, interest rates, unemployment levels, consumer confidence, economic growth in the geographies in which the Company operates and other general economic conditions. The Company continues to monitor global and macroeconomic developments and may take steps to mitigate potential risks. However, there can be no assurance that such developments will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In addition, there can be no assurance that economic conditions will remain favorable for our business or that default rates on our loans by our members will remain at current levels. Increased default rates by our members on our loans may inhibit our access to capital and negatively impact our profitability. If delinquency or uncollectable rates on our consumer loans exceed certain levels defined in the Credit Facility it could constitute a default under the Credit Facility or other credit facilities, reducing or terminating such facilities. Furthermore, we receive a number of applications from potential members who do not satisfy the requirements for our loans. If an insufficient number of qualified individuals apply for our loans, our growth and revenue could decline.

Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

We face the risk that our members will fail to repay their loans in full. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. The accelerating development and adoption of artificial intelligence and automation technologies may disrupt traditional employment patterns and potentially increase unemployment rates in certain sectors where our borrowers are concentrated. These technological disruptions could alter historical default patterns and create new challenges in accurately forecasting loan losses, as these emerging trends may not be fully captured in our historical data or current risk models. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations.

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

Although we had shareholders equity of approximately $81 million as of December 31, 2024, we also had an accumulated deficit of approximately $346 million. We will need to generate and sustain increased revenue levels in future periods to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, continue developing our products including further development of our platforms, increase our service and general product servicing capabilities, compensate our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable, we expect the aggregate amount of this expense will also continue to grow.

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

Further, the circumstances that accelerated the growth of our business in recent years, including an extended period of general macroeconomic growth in Canada and the U.S., as well as growth in the financial services and technology industries in which we operate, have slowed in recent years and may not return in the future. Our membership grew from 2.1 million members as at December 31, 2023 to 2.2 million members as at December 31, 2024. We may experience declines in the growth of our business (or negative growth) as a result of a number of factors, including slowing demand for our products, insufficient growth in the number of customers that utilize our products, declines in the level of usage of our products by existing members, macroeconomic factors, increasing competition, a decrease in the growth of our overall market or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth and economic conditions that could reduce financial activity and the maturation of our business, among others. If our growth rate declines, our business, operating results, financial condition and prospects could be adversely affected.

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

Our products, and changes to our platforms could fail to attain sufficient market acceptance for many reasons, including, without limitation, the following:

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

For example, our lending business activities are subject to section 347 of the Criminal Code, which prohibits the receipt of interest at a “criminal rate” (as defined therein). Following consultations on predatory lending conducted by the Department of Finance in August 2022, in 2023, the Canadian federal government introduced the Budget Implementation Act, 2023, No 1, to reduce the criminal rate of interest from 60% to 35%, and to replace an effective annual rate of interest calculation with an annual percentage rate of interest calculation. On January 1, 2025, these amendments came into force. However, the new criminal rate of interest does not apply in respect of any receipt of a payment or partial payment of interest that is interest at a criminal rate, if the payment arises from an agreement or arrangement to receive interest that was entered into before January 1, 2025 and the interest that arises from that agreement or arrangement would not have been at a criminal rate on the date it was entered into. In addition, the federal government has indicated it may further reduce the criminal rate of interest below 35% APR and a consultation on the further lowering of the criminal rate of interest closed on January 7, 2024. The Company continues to monitor developments in this area to ensure compliance with section 347 of the Criminal Code.

In addition to the criminal interest rate restrictions, certain of our MogoMoney products may be subject to new legislation and regulations respecting 'high-cost credit products' which have been implemented in certain provinces in which we operate. Provincial high-cost credit ("HCC") legislation has been implemented in the provinces of Alberta and British Columbia. HCC legislation, which is part of the broader provincial consumer protection regime in these provinces, imposes additional requirements, including licensing and disclosures, on lenders making loans above certain interest rate thresholds. We are currently licensed as an HCC lender in both provinces and comply with all regulatory requirements. We also continue to participate in the regulatory process, monitor the HCC landscape that continues to develop in other provinces. The Company will continue to ensure that its business complies with any HCC regulatory changes and is well positioned to respond to any enhanced disclosure requirements.

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

If we do not maintain the capital levels required by CIRO, our business may be restricted and we may be subject to disciplinary or corrective actions.

CIRO has stringent rules regarding the maintenance of specific capital levels by investment dealers. CIRO sets minimum capital requirements that require firms to have enough capital for the type and scope of their business activities. This reduces the possibility of firm failure by preventing excessive leverage and risky business practices. CIRO monitors our financial condition, may conduct surprise on-site audits, and requires comprehensive financial reporting. We must have our financial statements audited annually by independent CIRO-approved accounting firms.

Failure to maintain the required capital levels could result in immediate business restrictions, suspension or expulsion by CIRO, limitations on our ability to expand our existing business or commence new businesses, and could ultimately lead to the termination of our investment dealer registration. If capital requirements are changed or expanded, if there is an unusually large charge against our capital, or if we make changes in our business operations that increase our capital requirements, operations that require intensive use of capital could be limited. A large operating loss or charge against capital could have adverse effects on our ability to maintain or expand our business.

Additionally, if we breach early warning thresholds established by CIRO, we may become subject to the Early Warning System, which imposes various business restrictions including potential requirements to deposit additional capital, restrictions on business expansion, and increased regulatory oversight. These restrictions could significantly impact our operations and profitability.

As a registered Portfolio Manager, Investment Fund Manager and Exempt Market Dealer, Mogo Asset Management Inc. is also subject to extensive regulation in Canada.

Moka relies on Mogo Asset Management Inc. (“MAMI”) to provide investment management services to its clients. MAMI is registered as a Portfolio Manager, Investment Fund Manager, and Exempt Market Dealer. These registrations subject MAMI to extensive regulatory requirements under applicable securities laws and regulations, as well as oversight by provincial and territorial securities regulators and the federal anti-money laundering regulator. Compliance with these regulatory frameworks presents numerous risks, particularly given the complexity and evolving nature of securities regulations and the interpretive discretion exercised by regulatory authorities.

Failure to maintain full compliance or disagreements regarding regulatory interpretation could result in administrative or judicial proceedings initiated by securities regulators. Such proceedings may lead to sanctions including, but not limited to, censure, monetary fines, civil penalties, suspension or revocation of registrations, restrictions or prohibitions on business activities, suspension or disqualification of MAMI's officers, directors, or employees, or other regulatory actions. The imposition of any such penalties, sanctions, or orders - regardless of their duration or the outcomes of any subsequent appeals - could significantly impair MAMI's (and therefore Moka’s) operations, financial performance, and reputation, and consequently, may have a material adverse effect on our overall business and financial condition.

Our operation of a platform for independent portfolio managers exposes us to potential liability for advisor misconduct, compliance failures, and evolving regulatory expectations for investment management platforms.

Through our Tactex division, which is a division of MAMI, we provide regulatory, technological, and operational infrastructure for independent portfolio managers. While these advisors operate their businesses independently, our role creates significant regulatory obligations and potential liability exposure. Canadian regulators may hold us accountable for inadequate supervision of advisors using our platform, even when those advisors exercise independent judgment. We may be subject to regulatory scrutiny regarding our due diligence processes for onboarding advisors, our ongoing monitoring of advisor activities, and our handling of potential compliance violations.

If portfolio managers using our platform engage in misconduct, provide unsuitable investment advice, misappropriate client funds, or violate securities regulations, we could face regulatory investigations, enforcement actions, financial penalties, and reputational damage, even if we were not directly involved in the misconduct. Additionally, clients who suffer investment losses may pursue claims against both the individual advisor and our company as the platform provider and registrant. The costs of defending such claims could be substantial, regardless of the ultimate outcome.

Maintaining the necessary registrations requires significant compliance resources and continuous adaptation to evolving regulatory expectations. Securities regulators are increasingly focused on digital platforms that facilitate investment management services, with evolving guidance on issues such as fee transparency, conflict-of-interest management, and know-your-client obligations. Any failure to meet these regulatory expectations could result in conditions being placed on our registrations, suspension or revocation of our registrations, or enforcement actions that could materially impact our ability to operate the Tactex business.

Furthermore, changes to capital requirements, insurance obligations, or proficiency standards for registered firms could increase our operational costs or require significant changes to our business model. If we are unable to effectively manage these regulatory risks or if the cost of compliance becomes prohibitive, we may need to modify or discontinue certain services offered through our Tactex platform, potentially affecting our growth strategy and financial performance in this business segment.

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

We have, and anticipate having, a significant amount of indebtedness, which totaled approximately $49 million on our Credit Facility and $35 million in outstanding debentures as of December 31, 2024. Our ability to make payments of principal and interest on our funding debt will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

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

While we have policies and procedures in place to protect personally identifiable information and other sensitive data of our members that comply with applicable laws, the regulatory framework for privacy issues in Canada and Europe is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platforms. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

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

Software developed for our proprietary platforms often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platforms may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our proprietary platforms, errors, defects, security vulnerabilities, service interruptions or software bugs in our platforms could result in inappropriate loan decisioning and corresponding credit scores or interest rates or outages that could affect our ability to process some customers' MogoTrade and Moka transactions.

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

We believe that an important component of our growth will be continued market penetration through our digital marketing channel and leveraging our marketing collaboration agreement with Postmedia. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the Mogo brand with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Mogo and Moka brands, and drive more unique visitors to open accounts and access our products. We incurred of $4.1 million of marketing expenses in the year ended December 31, 2024.

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

Our reputation is very important to attracting new members to Mogo as well as securing repeat lending to existing members. While we believe that we have a good reputation and that we provide our members with a superior experience, there can be no assurance that we will continue to maintain a good relationship with our members or avoid negative publicity. Any damage to our reputation, whether arising from our conduct of business, negative publicity, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with securities regulatory authorities and TSX and Nasdaq requirements, security breaches or otherwise could have a material adverse effect on our business.

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

Our reliance on third-party platforms for distribution of our mobile applications exposes us to policy changes, fee increases, and potential service disruptions beyond our control.

We rely significantly on third-party platforms, particularly Apple's App Store and Google Play, to distribute our mobile applications to customers. These platform providers have broad discretion to change their terms of service and other policies, including fee structures, payment processing systems, and content or technical requirements. Such changes could increase our operating costs, reduce our profit margins, or affect our ability to deliver services to customers. These platforms may also limit our access to customer data, impose authentication requirements that impair user experience, or restrict our ability to communicate with customers. Additionally, if our applications are found to violate platform policies, they could be removed from these stores, significantly impairing our ability to acquire and service customers. We have limited ability to negotiate terms with these platform providers or to rapidly migrate our customer base to alternative distribution channels if necessary. Any prolonged disruption in the availability of our applications on these platforms could materially harm our business, financial condition, and results of operations.

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

In managing our investment portfolio, we may from time to time take a position as an activist investor and advocate for changes to corporate governance practices, such as management and board composition, executive compensation practices, social issues and other corporate actions. If a proxy contest results from our actions as an activist investor or otherwise, our business could be adversely affected because engaging in proxy contests and other investor activist actions can be costly and time-consuming, disrupting our operations and diverting the attention of management. In addition, perceived uncertainties as to the future of the strategic direction of any of our investments may result in a loss to the value of such investments, which could negatively impact our financial condition.

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

If we are a PFIC for any taxable year during which a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is or is treated as any of the following (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or another entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (A) is subject to the supervision of a U.S. court and the control of one or more

"United States persons" (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), or (B) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes (a "U.S. Holder") holds Common Shares, such U.S. Holders could be subject to adverse United States federal income tax consequences whether or not we continue to be a PFIC. For example, U.S. Holders may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. If we are a PFIC during which a U.S. Holder holds Common Shares, such U.S. Holder may be able to make a "mark-to-market" election or a "qualified electing fund" election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. Holder. Although upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make the qualified election, no assurance can be given that such information will be available for any lower-tier PFIC that we do not control.

Epidemics, pandemics or other outbreaks of an illness, disease or virus could materially adversely affect our business, financial position and results of operations.

Epidemics, pandemics or other outbreaks of an illness, disease or virus could have, a broad impact across industries and the economy, including impacts on our operations and our employees, partners and members. At the onset of an epidemic, pandemic or other outbreaks of an illness, disease or virus, governments and regulatory bodies in affected areas may impose a number of measures designed to contain the outbreak, including business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. Future disruptions arising from a new pandemic could have a material adverse effect on our business, financial condition and results of operations.

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

Our use of artificial intelligence and machine learning technologies may subject us to operational, regulatory, and reputational risks that could adversely affect our business.

We increasingly rely on artificial intelligence ("AI") and machine learning technologies in various aspects of our business, including credit decisioning, fraud detection, customer service, and product recommendations. The use of these technologies presents several risks that could materially impact our operations, financial condition, and reputation. Our AI models may produce erroneous outputs due to faulty data inputs, algorithmic bias, or technical limitations, which could lead to inappropriate credit decisions, discriminatory outcomes, or regulatory violations. Despite our efforts to test and validate these systems, the complex nature of AI technologies makes it difficult to identify and address all potential flaws or biases. If our AI systems make decisions that are perceived as unfair, biased, or discriminatory, we could face regulatory scrutiny, legal claims, reputational damage, and loss of customer trust. The regulatory landscape governing AI is rapidly evolving, with new laws and regulations being proposed or enacted in various jurisdictions. These regulations may impose new requirements related to transparency, explainability, human oversight, data usage, and algorithmic accountability. Compliance with these emerging regulations may require significant resources and technical modifications to our systems. Failure to comply with current or future AI regulations could result in penalties, restrictions on our business activities, or increased regulatory scrutiny. We may face challenges in explaining or justifying AI-driven decisions to customers, regulators, or other stakeholders due to the inherent complexity and opacity of certain AI systems. This "black box" problem could hinder our ability to demonstrate compliance with applicable laws and regulations, particularly in areas such as fair lending and privacy. Our AI systems depend on high-quality data for training and operation. If the data used to train or operate these systems contains errors, biases, or is otherwise compromised, the resulting outputs could be flawed, potentially leading to operational inefficiencies, customer dissatisfaction, or regulatory issues. We may rely on third-party AI technologies or services, which could introduce additional risks related to data security, system reliability, and vendor management. If these third-party providers experience service disruptions, security breaches, or compliance failures, our operations could be adversely affected. As AI technologies continue to advance, we may face intellectual property challenges related to the development, acquisition, or use of AI systems. Additionally, the use of open-source AI components may create licensing compliance risks or unexpected limitations on our proprietary rights. The integration of AI into our cybersecurity infrastructure may create new vulnerabilities or attack vectors that could be exploited by malicious actors. Conversely, sophisticated AI-powered cyber threats may become more difficult to detect and mitigate, potentially increasing our exposure to data breaches or system compromises. If we are unable to effectively manage the risks associated with AI technologies, our business, financial condition, results of operations, and reputation could be materially and adversely affected.

Evolving regulations governing cross-border data transfers may impair our ability to operate efficiently across international boundaries.

Our operations, particularly through our Carta subsidiary, involve the transfer of customer and operational data across international borders. Regulatory frameworks governing data transfers are rapidly evolving and increasingly restrictive in many jurisdictions. The European Union's General Data Protection Regulation (GDPR), Canada's proposed Consumer Privacy Protection Act, and similar regulations in other jurisdictions impose strict requirements on cross-border data transfers. Compliance with these requirements often necessitates complex legal mechanisms such as standard contractual clauses, binding corporate rules, or adequacy decisions, which are subject to ongoing legal challenges and regulatory changes. Recent court decisions, including the invalidation of the EU-U.S. Privacy Shield, have created significant uncertainty regarding compliant data transfer mechanisms. If we are unable to transfer data between jurisdictions due to regulatory changes or the invalidation of transfer mechanisms, we may need to implement costly data localization measures, redesign our technical infrastructure, or limit our service offerings in certain regions. Any failure to comply with cross-border data transfer regulations could result in substantial fines, regulatory enforcement actions, litigation, and reputational damage.

Maintaining compliance with both Canadian and U.S. securities regulations creates additional costs, complexities, and risks.

As a company dual-listed on the TSX and Nasdaq, we are subject to securities laws and regulations in both Canada and the United States, which imposes additional compliance burdens and costs. These dual regulatory regimes sometimes contain differing or even conflicting requirements regarding corporate governance, disclosure obligations, internal controls, and financial reporting. Compliance with these varying requirements necessitates additional legal, accounting, and administrative resources. The costs associated with dual-listing compliance, including legal fees, accounting costs, listing fees, and additional personnel, are substantial and ongoing. Any failure to comply with the requirements of either regulatory regime could result in delisting, regulatory penalties, shareholder litigation, and reputational damage. Additionally, changes to securities laws or regulations in either jurisdiction may require us to modify our compliance programs, governance practices, or disclosure controls, potentially increasing our compliance costs and diverting management attention from operational activities.

The implementation of open banking frameworks may alter competitive dynamics, create integration challenges, and impose new security and compliance obligations.

Various jurisdictions, including Canada, are developing or implementing open banking or consumer-directed finance frameworks that would require financial institutions to securely share customer data with authorized third parties at the customer's direction. The Department of Finance Canada has proposed an open banking framework that, if implemented, could impact our business model and competitive position. These initiatives may create opportunities for us to access customer data from traditional financial institutions, but also pose risks as they may lower barriers to entry for new competitors, potentially commoditizing certain aspects of our services. Implementation of open banking will likely require substantial investments in API development, security enhancements, and compliance systems. We may face technical challenges integrating with various financial institutions' systems, each with potentially different standards and specifications. Additionally, open banking frameworks typically impose strict requirements regarding data security, customer consent management, and liability allocation, creating new compliance obligations and potential sources of liability. If we are unable to effectively adapt to open banking environments, we may lose market share to competitors who more successfully leverage these frameworks.

ITEM 4: INFORMATION ON THE COMPANY

A.
History and Development of the Company

Mogo Finance Technology Inc. ("Mogo Finance") was incorporated under the Company Act on August 26, 2003 under the name "675909 B.C. Ltd." and transitioned under the Business Corporations Act (British Columbia) ("BCBCA") on May 4, 2005. Mogo Finance's name was changed several times, the last of which occurred on June 1, 2012 when its name was changed from "Hornby Management Inc." to the current name, "Mogo Finance Technology Inc.". Mogo Finance completed an initial public offering of its common shares on the Toronto Stock Exchange ("TSX") under the trading symbol "GO" in June 2015.

The Company was incorporated by letters patent under the laws of Canada on January 14, 1972 under the name "Eskimo International Resources Limited." On August 17, 1972, the Company changed its name to "Natalma Mines Limited" by supplementary letters patent. The Company was continued under the Canada Business Corporations Act ("CBCA") by articles of continuance dated November 19, 1979. On May 4, 1983, the Company's name was changed to "Tonka Resources Inc.". The Company underwent several name changes between 1988 and 2013. On June 13, 2013, the Company changed its name to "Difference Capital Financial Inc" ("Difference").

On June 21, 2019, the Company completed a statutory plan of arrangement (the "Arrangement"), being a business combination with Mogo Finance. In connection with the Arrangement, the Company was continued into British Columbia under the BCBCA and changed its name to "Mogo Inc." (referred to in this section as the "Combined Entity").

Under the Arrangement, Mogo Finance was amalgamated with a wholly owned subsidiary of Difference and each Mogo Finance common share (each a "Mogo Finance Share") outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity (each, a "Common Share"). On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis and the former directors of Mogo Finance made up a majority of the directors of the Combined Entity and the former officers of Mogo Finance became officers of the Combined Entity. In connection with the Arrangement, all of Mogo Finance's outstanding convertible securities became exercisable or convertible, as applicable, for Common Shares in accordance with the provisions thereof.

The Common Shares began trading on the TSX under the trading symbol "MOGO" in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on the Nasdaq Capital Market (the "Nasdaq") under the symbol "MOGO". Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019. On August 10, 2023, the issued and outstanding Common Shares of the Combined Entity were consolidated on a three for one basis.

Following the completion of the Arrangement, Mogo Finance became a wholly owned subsidiary of the Company. The Arrangement was accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 - Business Combinations, and accordingly, beginning with the second quarter of 2019, the Company's financial statements, management's discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance.

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

We made capital expenditures of $0.08 million, $0.2 million, and $0.5 million in 2024, 2023, and 2022, respectively. Our capital expenditures were primarily for the purchase of computer equipment.

B.
Business Overview

Mogo is a financial technology company on a mission to help Canadians achieve long-term financial freedom. We operate across three core business lines - wealth, payments, and lending - with a differentiated approach that combines technology, behavioral science, and innovative financial tools to drive superior financial outcomes.

At the heart of our business is Intelligent Investing, a modern wealth platform built for serious investors who want to grow real, lasting wealth. It's designed to deliver a behavioral and performance edge through a thoughtful, principle - driven approach to investing. While it serves a broad audience of aspiring intelligent investors, it also provides a unique opportunity for borrowers to shift their financial trajectory - from debt to disciplined wealth building.

In addition, Mogo is the only non-prime consumer lender in Canada that integrates a long-term investing solution, creating a pathway for underbanked consumers to elevate their financial future.

Our payments business operates through Carta Worldwide, a wholly owned subsidiary that provides modern card issuing and processing infrastructure to leading fintechs across Europe. Carta processed over $11 billion in payments volume in 2024.

The Company also has a significant investment portfolio with a focus on crypto-related investments.

Products and Services

The Company’s primary products focus on wealth, payments and lending and include the following:

Wealth

IntelligentInvesting.ai

The Company’s Intelligent Investing is a comprehensive digital wealth platform designed to help Canadians build real, lasting wealth - not through speculation, but through intelligent investing grounded in timeless principles. It’s a two-part solution available through a flat monthly subscription fee:

Moka

Moka is the behavioral core: a fully managed digital investing app that simplifies wealth-building through automation and behavioral science. Designed to help users develop consistent investing habits, Moka enables regular contributions into a professionally managed portfolio, with a strategic focus on broad-market ETFs like the S&P 500. There are no account minimums or fees to deposit or withdraw, and dividends are automatically reinvested. It’s designed to give users a behavioral edge - the foundation of long-term success - by helping them start early, stay disciplined, and grow their wealth quietly and effectively.

The Moka.ai app is available on the App Store and Google Play. Investments in Moka are professionally managed based on your goals and risk tolerance, by Mogo Asset Management Inc, a registered portfolio manager.

MogoTrade

MogoTrade is the active path: a commission-free self-directed stock trading app that empowers users to invest thoughtfully using principles inspired by Warren Buffett and Charlie Munger. Users can trade stocks listed on major exchanges including the TSX, TSX Venture Exchange, Nasdaq, and NYSE. MogoTrade also supports investors with educational content that promotes disciplined investing, including tools to avoid overtrading, speculation, and panic selling. Through Buffett Mode, MogoTrade provides behavioral training, lessons, and access to FinChat Pro, an advanced research and analytics tool, powered by FinChat.io, helping users graduate from gambling to intelligent investing.

The Mogo app is available for download on the App Store and Google Play and is offered by MogoTrade Inc., a dealer member regulated by the Canadian Investment Regulatory Organization (CIRO).

Together, Moka and MogoTrade form a complete investing journey - from passive core to active mastery - within the Intelligent Investing ecosystem.

Tactex Asset Management

Tactex, a division of Mogo Asset Management Inc., offers an independent platform designed to empower portfolio managers to grow their business on their own terms. We provide the regulatory, technological, and operational infrastructure needed for advisors to thrive - professionally and financially. Mogo Asset Management is registered as an Investment Fund Manager, Portfolio Manager and Exempt Market Dealer in Canada.

Lending

MogoMoney is an unsecured open credit product designed to help members meet their short-term cash needs. With access to up to $5,000 at current rates up to 34.37%, members can get a no-obligation pre-approval in minutes, powered by our proprietary credit decisioning models. The experience is fully digital, no paperwork, no phone calls, just a simple, streamlined way to access the funds you need, often within 30 minutes. MogoMoney isn’t just about credit. It’s about creating better financial outcomes. We’ve designed the Mini Line of Credit to be a stepping stone. The same habits that help members stay on top of their Mini Line of Credit payments can lay the foundation for long-term wealth building. Through on-time payments, members develop the consistency and discipline that can later be redirected into investing through Intelligent Investing. This is how Mogo is helping Canadians go from credit users to serious investors, all within one financial ecosystem. We also offer optional loan protection insurance on every loan.

Payments

Carta is a digital payments software company, founded in 2008, which provides technology and services that enable financial technology companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services. The Carta platform provides the infrastructure to help fintech and payments businesses build and manage their payment systems, and it supports prepaid, debit, and credit card issuer processing. Carta is certified as a Visa and MasterCard processor with active card programs in over 11 countries, and annual transaction volume of approximately $11.5 billion.

Investment Portfolio (“Mogo Ventures”)

Mogo owns a portfolio consisting of approximately 15 investments in private and public companies. As of December 31, 2024, Mogo's investment portfolio is valued at approximately $38 million and includes:

•
An approximate 13% stake in TSX-listed WonderFi Technologies Inc. ("WonderFi"), a fully regulated crypto exchange in Canada, which was valued at $25.7 million as at December 31, 2024;
•
Investments in leading and emerging Crypto, Web 3.0 platforms and gaming companies, including Gemini, NFT Trader, and Enthusiast Gaming (NASDAQ:EGLX); and
•
Legacy investments including Hootsuite, Blue Ant Media and Alida, with a focus on monetizing these investments.

In the financial year ended December 31, 2024 and subsequently in 2025, Mogo monetized approximately $3 million of its investment portfolio through a sale of a portion of its stake in WonderFi (5 million of the approximately 87 million shares owned) and FRNT Financial Inc. and through sales of the entirety of its stakes in Tetra Trust Company and Baanto International Ltd.

General Development of the Business

Mogo has continued its evolution with a series of strategic and financial initiatives throughout 2024 and early 2025 as described in more detail below.

In 2025, Mogo:

•
Extended its Credit Facility with Fortress Investment Group. In February 2025, Mogo amended the Credit Facility, being its senior secured credit facility with funds managed by affiliates of Fortress Investment Group LLC. The amendments extended the maturity date by three years, until January 2, 2029, and reduced the interest rate by 100 basis points from SOFR plus 8%, to SOFR plus 7%.
•
Exited Legacy Institutional Brokerage Business. Subsequent to year end 2024, Mogo announced the exit of its institutional brokerage business, as part of management's strategic focus on eliminating sub-scale revenue streams and prioritizing higher margin offerings. The institutional brokerage business contributed $5.3 million of revenue for the financial year ended December 31, 2024, with a negligible operating margin. These revenues are reported within other subscription and services revenue.

Three Year History

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
•
Added Bitcoin to its Treasury Management Strategy. In March 2024, the Company announced that its Board of Directors has approved a change to its treasury management strategy to include Bitcoin and Bitcoin ETFs and authorized an initial investment of up to $5.0 million. As of the date hereof, the Company holds less than US$1 million in Bitcoin ETFs.
•
Resumed share repurchases under Nasdaq buyback program. The Company announced the resumption of repurchases of Common Shares under its Nasdaq buyback program as part of its ongoing efforts to enhance shareholder value. In 2024, the Company repurchased 44,741 Common Shares at an average price of $2.30 per Common Share. This follows the repurchase of 474,353 Common Shares in 2023 at an average price of $2.36 per Common Share. By continuing the buyback program, the Company aims to address the perceived valuation of the Common Shares and support long-term growth to better reflect the Company's financial performance and strategic investments, such as its 13% stake in WonderFi.
•
Extended Maturity of $60 Million Credit Facility to 2026. The Company announced an extension of the maturity date for its $60 million senior credit facility with Fortress Investment Group from July 2, 2025, to January 2, 2026. This amendment provided the Company with continued access to the resources and flexibility necessary to support its digital lending product.
•
Launched "Buffett Mode" Self-Directed Investing App. The Company announced the launch of its "Buffett Mode" self-directed investing app, designed to help Canadians move away from speculative trading and adopt long-term, value-based investing principles inspired by Warren Buffett. The app encourages disciplined, patient investing by adding thoughtful prompts and reducing the temptation for frequent trading, a common issue in many trading platforms. With a flat subscription fee model, the app offers zero commission and FX fees, aligning success with user outcomes. Additionally, the platform promotes positive environmental impact, with users contributing to replanting Canadian forests.
•
Partnered with Postmedia to Launch Educational Wealth Content Channel. The Company announced a strategic partnership with Postmedia, Canada’s largest news media company, to create a new digital wealth content channel aimed at educating Canadians on investing, wealth accumulation, and financial management. As the founding sponsor, Mogo will contribute educational resources, including its wealth calculator, to help users improve their financial literacy. Postmedia, with a reach of 17.8 million Canadians monthly, will independently operate the channel on its Financial Post platform. Additionally, Mogo issued 500,000 warrants to purchase Common Shares to Postmedia as part of the agreement.
•
Partnered Exclusively with Tom Lee’s Fundstrat to Offer Equity Market Research. The Company announced an exclusive partnership with Thomas Lee’s Fundstrat Global Advisors to provide Mogo and Moka users with premium access to top-tier equity market research. This collaboration offers Canadian retail investors exclusive insights from Fundstrat’s FS Insightresearch, which is typically available to large institutional clients. As a result of the partnership, Mogo users will have access to exclusive webinars, interviews, and research from Tom Lee and other experts, aimed at enhancing their investment decision-making and giving them a competitive edge in the market.
•
Carta Worldwide Reported 23% Increase in Transaction Volume. Carta Worldwide, an indirect wholly-owned subsidiary of the Company, reported a 23% increase in quarterly transaction volume, reaching a record $3.0 billion in Q3 2024. This growth highlights Carta's expanding reach, particularly with large European customers, bringing its annual run rate to $12 billion.
•
New Auditor. On October 1, 2024, the Company appointed MNP LLP, Chartered Professional Accountants, as the Company’s new auditor, replacing KPMG LLP, Chartered Professional Accountants.

In 2023, Mogo:

•
Announced WonderFi Business Combination. In July 2023, Mogo announced that Coinsquare Ltd. ("Coinsquare") completed a business combination with WonderFi and CoinSmart Financial Inc. This transaction positioned the resulting entity, WonderFi (TSX:WNDR), as the only fully regulated crypto exchange in Canada. Mogo's shares in Coinsquare were exchanged for ~87.0 million shares of WonderFi in the business combination, making Mogo the largest shareholder of WonderFi. Certain of the WonderFi shares were subject to a lock-up period, with gradual release scheduled until January 2025. Mogo currently has an approximate 13% ownership stake in WonderFi.
•
Entered Multi-Year Agreements with Oracle. Mogo entered multi-year agreements with Oracle Cloud Infrastructure ("OCI") in October 2023 to transition to OCI to support the long-term growth of the Company's digital wealth platform. Carta also announced that it selected OCI to accelerate innovation and support future growth.
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
•
Prioritized Profitability. During the year ended December 31, 2023, Mogo continued to focus on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. The Company narrowed its strategic focus and completed the wind down of its legacy Mogo app including its prepaid card product, MogoCard, and its identity fraud monitoring product, MogoProtect.
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
o
Completed the exit of Mogo's bitcoin product, MogoCrypto.
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

The user interface that customers interact with is designed to minimize the amount of customer inquiries required to be fielded by operations. Trading is facilitated through MogoTrade's technology suite, which was acquired in 2021. An extensive amount of application functionality rides on previously made services used in other lines of business at Mogo such as ledger services, funds transfers, account creation, and account management. The platforms take into consideration future customer scaling requirements.

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

Carta Platform

Carta's business-to-business ("B2B") offering is based on a hosted platform with data centers in North America and Europe with direct connectivity to global card payment networks – Visa and MasterCard ("Payment Networks"). The Carta platform maintains data compliance with Payment Card Industry Data Security Standards (PCI DSS Level 1), General Data Protection Regulation (GDPR), and regional and bank partner regulatory requirements. In 2025, Carta expects to complete a migration to Oracle Cloud Infrastructure and will decommission its existing data centers.

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

In 2025, Carta exited its Canadian payments business to focus on its core European market.

Platform Maintenance

We maintain our platforms with 51 full‑time technology and credit risk analysis employees (credit risk, product, design, development, business intelligence and information technology) as of December 31, 2024

Principal Markets

Mogo competes in the financial services industry in Canada and in Europe through its payments subsidiary, Carta Worldwide. In particular, we currently operate in all provinces and territories of Canada with some product-specific limitations in certain provinces.

The following table details the breakdown of revenue by category of activity in geographic markets for the years ended December 31:

($000s)
	Years ended December 31,
	2024	2023	2022
Subscription and services revenue:
Canada	35,216	32,668	35,112
Europe	7,892	6,117	6,531
Other	–	–	98
Interest revenue:
Canada	28,098	26,436	27,208
Total revenue	71,206	65,221	68,949

Seasonality

The Company's business exhibits certain seasonal patterns, with relatively higher demand for wealth management services typically occurring during the first quarter of the fiscal year. The Company experiences higher loan repayments and insolvencies in the second quarter of the year. These seasonal variations primarily reflect consumer financial behaviors associated with tax filing periods and year-end financial planning activities. Historically, these seasonal fluctuations have not resulted in material volatility in the Company's financial results. Management continuously monitors these seasonal trends and implements appropriate operational adjustments and resource allocations to address anticipated demand variations throughout the year.

Marketing

Mogo and Moka

Our marketing strategy is centered around building Intelligent Investing into one of the most trusted and aspirational wealth platforms in Canada. Intelligent Investing brings together MogoTrade, Moka, and FinChat Pro under a single subscription-based membership, creating a differentiated offering that helps Canadians invest with intention, not speculation.

Rather than promote financial products in isolation, we market the philosophy and lifestyle of Intelligent Investing - an elevated, long-term approach that aligns with timeless principles and attracts a growing class of savvy, values -driven investors. Our goal is to position Intelligent Investing as the smart, high-status alternative to both traditional wealth management and short-term trading apps.

We deploy a fully integrated, multi-channel strategy that blends performance marketing with long-term brand building. This includes:

•
Web & Funnel Optimization - Our websites - including intelligentinvesting.ai, mogo.ca, moka.ai, and mogotrade.ca - serve as core entry points for onboarding new members. Each site is optimized to reflect the sophistication and simplicity of the Intelligent Investing experience, with an emphasis on education, clarity, and frictionless activation.
•
Content-Driven Education & Inspiration - Intelligent Investing is not built for everyone. It’s designed for those who want to break free from the noise, think independently, and build wealth with conviction. Our content - delivered through email series, in-app lessons, social media, and educational articles - reinforces core investing principles and helps members rewire their behavior for long-term success. Content is not just educational; it’s aspirational.
•
Performance Marketing - We run data-driven campaigns across digital platforms to acquire high-intent users efficiently. Messaging focuses on our key differentiators: no-fee investing, access to $110/month research tools (Finchat Pro), and automated S&P 500 portfolios - all under a simple, subscription-based membership.
•
Brand Building & Cultural Relevance - We are intentionally investing in brand as a long-term moat. Our identity channels the unapologetic confidence and discipline of iconic investors like Warren Buffett, while resonating with a new generation that seeks substance over speculation. From product design to advertising aesthetics, we’re building a brand that stands apart - minimalist, premium, performance-focused, and culturally aware.
•
Strategic Partnerships - Our exclusive partnership with Postmedia Networks Inc. (“Postmedia”) provides national-scale reach and credibility. We've also partnered with Fundstrat and Tom Lee, one of Wall Street’s most respected strategists, to infuse institutional-grade market insights into our platform.
•
Referral & Viral Growth - Intelligent Investing is designed to be shareable. In-app referrals, social content, and member-driven moments are key levers for low-cost growth and organic momentum.
•
Social Media & PR - We engage audiences across TikTok, Instagram, LinkedIn, and X with high-integrity insights, anti-noise messaging, and high-impact creative. PR efforts focus on thought leadership, investor trust, and brand storytelling that challenges the status quo in Canadian finance.
•
Email & Lifecycle Marketing - Our email engine drives onboarding, activation, education, and long-term retention. We tailor campaigns to different stages of the member journey, always reinforcing the behaviors and mindset that lead to better outcomes.

Across all channels, our marketing is built on a clear principle: we’re not just selling a product—we’re selling a better way to build wealth. Our goal is to create deep, lasting relationships with members and build Intelligent Investing into the go-to brand for thoughtful, high-performance investors in Canada.

Carta

Carta is a B2B platform with sales and marketing activities targeted towards fintechs, banks, and other corporations seeking to issue payment cards. Carta's primary market is Europe, with sales and marketing activities delivered through industry generated lead activity, including channel partnerships, web and social lead generation, in-bound inquiries, and direct sales engagement.

Intellectual Property

In accordance with industry practice, we protect our proprietary rights through a combination of copyright, trademark, design patent, trade secret laws and contractual provisions. The source code for our software is protected under Canadian and applicable international copyright laws. We currently have pending Canadian industrial design and United States design applications for "Display Screen Having Graphical User Interface for Investment Management". We have no issued patents or pending utility patent applications.

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

We are the registered owners of trademarks in Canada, the United States, the United Kingdom and the European Union and have a number of pending trademark applications in Canada. We are the authorized user of various social media handles, pages and profiles that reflect the Mogo and Moka brands and we have registered and maintain the registration of a variety of domain names that include "Mogo" or variations of "Mogo", "Moka" or variations of "Moka", "intelligentinvesting" as well as cartaworldwide.com.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed. See “Item 3. Key Information—D. Risk Factors”.

Specialized Skill and Knowledge

As of December 31, 2024, Mogo had 211 team members. With over twenty years of operating experience, we have developed strong competencies across multiple disciplines. In addition to 41 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, customer experience, operations, governance, legal and compliance. Our team contributes to transforming the traditional financial services experience by delivering a digital suite of innovative financial products. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Mogo's passion for innovation through our products, platform and brand.

Competitive Conditions

Mogo, Moka, MogoTrade

The financial services industry continues to undergo rapid transformation, driven by shifting consumer expectations, digital innovation, and growing dissatisfaction with traditional financial institutions. Our competitors include other financial technology companies, other consumer finance companies, brokerages, online lenders, mortgage brokerages, traditional financial institutions such as banks, credit unions, and new market entrants. We compete with various financial services companies in each of our main products including financial technology companies such as Wealthsimple, Koho, Questrade, Qtrade and Webull; large Schedule I banks such as TD Canada Trust, Scotiabank, Royal Bank of Canada, Tangerine, Canadian Imperial Bank of Commerce, EQ Bank and Bank of Montreal; credit unions such as Meridian Credit Union and Coast Capital Savings Federal Credit Union; and consumer credit companies such as Capital One, Fairstone Financial Inc., and goeasy.

What sets Mogo apart is our strategic focus on long-term financial outcomes rather than short-term engagement or product volume. Our Intelligent Investing platform is designed to disrupt the traditional wealth industry by offering a simple, powerful solution that helps users actually build wealth over time, where banks and brokers often profit from complexity, fees and frequent trading. Rather than mimic competitors, we’ve chosen to build a platform Warren Buffett or Charlie Munger might design: a behavioral-first system that helps users gain a performance edge through discipline, education, and intelligent strategy, not speculation or hype.

We are also the only non-prime lender in Canada offering an integrated pathway from borrowing to investing -allowing us to serve a broader financial journey than most competitors. We believe our multi-pronged differentiation, including a clear value-driven strategy, 22 years of proprietary data, a strong brand (amplified through our Postmedia partnership), a talented team, and growing scale, positions us as a category-defining alternative to both legacy institutions and newer fintech entrants. As new players continue to enter the market, few are aligned with long-term outcomes in the way we are. Our focus is not just on acquiring users, but on helping them win financially for life.

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

Privacy & Data Protection

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

Carta operations in the European Union and is subject to the General Data Protection Regulation (GDPR).

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

Securities & Investments

Our business is subject to the securities legislations and regulations as developed and enforced by the provincial securities and investment regulators, the Canadian Securities Agency ("CSA") and CIRO. CIRO is committed to the protection of investors, providing efficient and consistent regulation, and building Canadians’ trust in financial regulation and the people managing their investments and is the primary body overseeing the activities of MogoTrade Inc. which is registered as an Investment Dealer. Furthermore, Mogo Asset Management Inc. ("MAMI") holds registrations as both an Exempt Market Dealer and as a Portfolio Manager. The primary regulatory framework for these activities is governed by National Instrument 31-103, National Instrument 45-106, and their related regulations and enforced by each of the provinces respective securities regulator, with the primary regulator for MAMI being Quebec’s Autorité des Marchés Financiers where MAMI is headquartered.

Lending

Our lending business activities are subject to section 347 of the Criminal Code, which prohibits the receipt of interest at a “criminal rate” (as defined therein). Following consultations on predatory lending conducted by the Department of Finance in August 2022, in 2023, the Canadian federal government introduced the Budget Implementation Act, 2023, No 1, to reduce the criminal rate of interest from 60% to 35%, and to replace an effective annual rate of interest calculation with an annual percentage rate of interest calculation. On January 1, 2025, these amendments came into force. However, the new criminal rate of interest does not apply in respect of any receipt of a payment or partial payment of interest that is interest at a criminal rate, if the payment arises from an agreement or arrangement to receive interest that was entered into before January 1, 2025 and the interest that arises from that agreement or arrangement would not have been at a criminal rate on the date it was entered into. In addition, the federal government has indicated it may further reduce the criminal rate of interest below 35% APR and a consultation on the further lowering of the criminal rate of interest closed on January 7, 2024. The Company continues to monitor developments in this area to ensure compliance with section 347 of the Criminal Code.

In addition to the criminal interest rate restrictions, certain of our MogoMoney products may be subject to new legislation and regulations respecting 'high-cost credit products' which have been implemented in certain provinces in which we operate. Provincial high-cost credit ("HCC") legislation has been implemented in the provinces of Alberta and British Columbia. HCC legislation, which is part of the broader provincial consumer protection regime in these provinces, imposes additional requirements, including licensing and disclosures, on lenders making loans above certain interest rate thresholds. We are currently licensed as an HCC lender in both provinces and comply with all regulatory requirements. We also continue to participate in the regulatory process, monitor the HCC landscape that continues to develop in other provinces. The Company will continue to ensure that its business complies with any HCC regulatory changes and is well positioned to respond to any enhanced disclosure requirements.

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

C.
Organizational Structure

Mogo has a number of direct and indirect subsidiaries, each of which is wholly‑owned by Mogo. The following table sets out our significant subsidiaries, including their place of incorporation and our ownership interest, as of December 31, 2024:

Name of Entity	Place of Incorporation	Ownership Interest
Mogo Finance Technology Inc.	British Columbia	100%
Mogo Financial Inc	Manitoba	100%
MogoTrade Inc.	Canada	100%
Mogo Asset Management Inc.	Canada	100%
Moka Financial Technologies Inc	Canada	100%
Carta Solutions Holding Corp.	Canada	100%
Carta Financial Services Ltd	United Kingdom	100%

Reorganization

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares of the Company. As at December 31, 2024, there were 24,472,377 common shares and no preferred shares issued and outstanding.

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company's shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by the Board. Holders of Common Shares are entitled to participate in any distribution of the Company's net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per share.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Experts

The consolidated financial statements of Company which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes, have been included herein in reliance upon the reports of MNP LLP and KPMG LLP, independent registered public accounting firms, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

D.
Property, Plants and Equipment

The following table summarizes our principal leased properties as of December 31, 2024. The Company does not own any real property and is remote-first with respect to its North America and European operations. We have a leased property in Vancouver for administrative and IT support purposes and leased properties in Morocco, Cyprus and PEI supporting our Carta business operations which are used for data centers, product development, customer service, collections and other related support services including finance, human resources, legal and compliance, marketing and branding, and business intelligence and analytics.

	Square Footage	Lease Expiration Date
Vancouver, BC, Canada	13,193 sq. ft.	July 2027
Winnipeg, MB, Canada	10,026 sq. ft.	July 2025
Charlottetown, PEI, Canada	117 sq. ft.	June 2025
Casablanca, Morocco	3,900 sq. ft	August 2025
Nicosia, Cyprus	848 sq. ft.	April 2025

In 2023, we executed an Indenture to Sublease our 13,193 sq ft. Vancouver office to a third-party and entered a lease for a smaller office. Given our transition of Canadian employees to remote work, we are not planning to renew the lease for our Winnipeg office, which is set to expire shortly. Our PEI and Cyprus leases will also be allowed to expire in the near term, as we will not require those data center facilities following Carta’s transition to cloud-based data storage solutions. We consider our property in Casablanca to be adequate for its purpose. We currently expect to extend the terms of this lease or to find a replacement site on commercially acceptable terms. We do not anticipate any environmental issues that may affect the Company’s utilization of the assets. There are no plans to expand or improve the facilities described above.

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

Please refer to our Annual Report on Form 20-F, filed with the SEC on April 30, 2024, for discussion of financial results for the years ended December 31, 2023 and 2022.

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

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	December 31, 2024	December 31, 2023	Change %
Key Business Metrics
Mogo Members (000s)	2,194	2,110	4%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
IFRS Measures
Revenue	$18,042	$17,157	5%	$71,206	$65,221	9%
Subscription and services revenue	11,292	10,187	11%	43,108	38,785	11%
Wealth revenue	2,907	2,446	19%	10,670	9,203	16%
Payments revenue	2,360	1,855	27%	8,634	7,166	20%
Net income (loss)	10,395	8,511	22%	(13,680)	(17,887)	(24)%
Net cash provided by (used in) operating activities	540	(2,199)	(125)%	(1,271)	(9,167)	(86)%
Other Key Performance Indicators(1)
Adjusted EBITDA	2,083	2,743	(24)%	6,649	7,669	(13)%
Adjusted net loss	(449)	(215)	109%	(4,064)	(2,872)	42%
Cash provided by operations before investment in gross loans receivable	4,120	4,676	(12)%	14,539	9,488	53%

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Mogo members(1)

Our total member base grew to 2,194,000 members as at December 31, 2024, from 2,110,000 members as at December 31, 2023, representing an increase of approximately 4% or 84,000 net members. From Q3 2024, net members increased by 26,000 in Q4 2024. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q4 2024 vs Q4 2023

Total revenue increased to $18.0 million for the three months ended December 31, 2024 compared to $17.2 million in the same period last year. This represents year over year growth in the Company’s wealth and payments businesses. The increase is primarily due to higher revenue from subscription-related offerings and increased payments revenue.

Year ended 2024 vs 2023

Total revenue increased by 9% to $71.2 million for the year ended December 31, 2024 compared to $65.2 million in the prior year, this increase is attributable to the same reasons noted above as well as and higher average gross receivables driving increased interest revenue.

Subscription and services revenue

Three months ended Q4 2024 vs Q4 2023

Subscription and services revenue increased by 11% to $11.3 million for the three months ended December 31, 2024 compared to $10.2 million in the same period last year. This was driven by growth in wealth revenue to $2.9 million, representing a 19% or $0.5 million increase from $2.4 million in the same period last year. Additionally, the Company's payments revenue increased to $2.4 million representing a 27% or $0.5 million increase from $1.9 million in the same period last year.

Year ended 2024 vs 2023

Subscription and services revenue increased by 11% to $43.1 million for the year ended December 31, 2024 compared to $38.8 million in the prior last year, this increase is attributable to the same reasons noted above.

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Net income (loss)

Three months ended Q4 2024 vs Q4 2023

Net income was $10.4 million for the three months ended December 31, 2024, which is an increase of $1.9 million compared to net income of $8.5 million in the same period last year. The increase is primarily due to the increase in revenue noted above, as well as a decrease in other non-operating expenses. Net income in the quarter reflects the impact of a $13.8 million gain on our marketable securities in Q4 2024 compared to $13.6 million in the same period last year.

Year ended 2024 vs 2023

Net loss was $13.7 million for the year ended December 31, 2024, compared to $17.9 million which is a decrease in net loss of $4.2 million. The net improvement was partially driven by increased revenue and gross profit in the current period. Additionally, there were higher losses in the prior year period related to impairment and non-operating expenses, net of revaluation gains, which contributed to the variance.

Net cash provided by (used in) operating activities

Three months ended Q4 2024 vs Q4 2023

Net cash provided by operating activities was $0.5 million for the three months ended December 31, 2024, which is an improvement of $2.7 million compared to net cash used in operating activities of ($2.2 million) in the same period last year. The change was primarily due to an increase in revenues, lower net issuance of loans receivable, and more efficient working capital management in the current period.

Year ended 2024 vs 2023

Net cash used in operating activities was $1.3 million for the year ended December 31, 2024 which is a decrease of $7.9 million compared to $9.2 million in prior last year. The decrease was primarily due to the reasons noted above.

Adjusted EBITDA(1)

Three months ended Q4 2024 vs Q4 2023

Adjusted EBITDA was $2.1 million for the three months ended December 31, 2024, which is a decrease of $0.6 million compared to $2.7 million in the same period last year. The Company saw a 5% increase in revenue compared to the prior year which was offset by greater upfront loan provisioning in the current quarter and slightly higher cash operating expenses.

Year ended 2024 vs 2023

Adjusted EBITDA was $6.6 million for the year ended December 31, 2024, which is a decrease compared to $7.7 million in the same period last year. Adjusted EBITDA for the year ended December 31, 2024 decreased primarily due to higher growth expenditures in the year.

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Adjusted net loss(1)

Three months ended Q4 2024 vs Q4 2023

Adjusted net loss was $0.4 million for the three months ended December 31, 2024, compared to an adjusted net loss of $0.2 million in the same period last year. This increase is due primarily to the factors noted above in adjusted EBITDA, offset by overall lower interest expenses.

Year ended 2024 vs 2023

Adjusted net loss was $4.1 million for the year ended December 31, 2024,which is a $1.2 million increase compared to an adjusted net loss of $2.9 million in the prior year, this increase is due to higher credit facility expense and higher cost of revenue compared to the same period last year, offset by an increase in revenue.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Three months ended Q4 2024 vs Q4 2023

Cash provided by operating activities before investment in gross loans receivable was $4.1 million for the three months ended December 31, 2024, which is a $0.6 million decrease compared to $4.7 million in the same period last year. This change was primarily due to changes in working capital in the current period related to the timing of vendor payments, offset by an increase in revenues.

Year ended 2024 vs 2023

Cash provided by operating activities before investment in gross loans receivable was $14.5 million for the year ended December 31, 2024, which is a $5.0 million improvement compared to $9.5 million in the prior year. This change was primarily due to an increase in revenues and more efficient working capital management in the current period.

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

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

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, share of (gain) loss in investment accounted for using the equity method, revaluation (gain) loss, impairment of goodwill, and other non-operating expense. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss) before tax	$10,311	$8,432	$(14,021)	$(18,287)
Depreciation and amortization	1,993	2,385	8,419	9,067
Stock-based compensation	214	580	1,938	2,478
Credit facility interest expense	1,588	1,595	6,702	6,064
Debenture and other financing expense	774	1,141	3,324	3,519
Accretion related to debentures	170	222	687	958
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation gain	(13,819)	(13,600)	(1,322)	(9,628)
Other non-operating expense	852	1,988	922	5,231
Adjusted EBITDA	2,083	2,743	6,649	7,669

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss before tax excluding stock-based compensation, depreciation and amortization, share of (gain) loss in investment accounted for using equity method, revaluation loss, impairment of goodwill, and other non-operating expense. This measure differs from adjusted EBITDA in that adjusted net loss includes credit facility interest expense, and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

Adjusted net loss was redefined in the current period to exclude the impact of depreciation and amortization. Depreciation and amortization are non-cash expenses, and furthermore, a significant portion of depreciation and amortization expense relates to the amortization of historical acquired intangibles, for which consideration was paid in common shares. Management considers this view to be more relevant in understanding the current nature of the business and more accurately aligns with management’s continued focus on cash flow. Prior period comparatives have also been restated as a result of the change in definition.

The following table presents a reconciliation of adjusted net income (loss) to net income (loss) before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss) before tax	$10,311	$8,432	$(14,021)	$(18,287)
Stock-based compensation	214	580	1,938	2,478
Depreciation and amortization	1,993	2,385	8,419	9,067
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation gain	(13,819)	(13,600)	(1,322)	(9,628)
Other non-operating expense	852	1,988	922	5,231
Adjusted net loss	(449)	(215)	(4,064)	(2,872)

Cash provided by operating activities before investment in gross loans receivable

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

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net cash provided by (used in) operating activities	$540	$(2,199)	$(1,271)	$(9,167)
Net issuance of loans receivable	(3,580)	(6,875)	(15,810)	(18,655)
Cash provided by operations before investment in gross loans receivable	4,120	4,676	14,539	9,488

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoTrade, Moka services, our premium account subscription offerings, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

Results of Operations

The following table sets forth a summary of our results of operations for the three months and year ended December 31, 2024 and 2023:

($000s, except per share amounts)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Total revenue	$18,042	$17,157	$71,206	$65,221
Cost of revenue	6,661	5,694	24,526	18,562
Gross profit	11,381	11,463	46,680	46,659
Technology and development	2,698	2,196	10,635	10,591
Marketing	838	1,101	4,061	3,340
Customer service and operations	2,523	2,376	10,878	10,602
General and administration	3,239	3,047	14,457	14,457
Stock-based compensation	214	580	1,938	2,478
Depreciation and amortization	1,993	2,385	8,419	9,067
Total operating expenses	11,505	11,685	50,388	50,535
Loss from operations	(124)	(222)	(3,708)	(3,876)
Credit facility interest expense	1,588	1,595	6,702	6,064
Debenture and other financing expense	774	1,141	3,324	3,519
Accretion related to debentures	170	222	687	958
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation gain	(13,819)	(13,600)	(1,322)	(9,628)
Other non-operating expense	852	1,988	922	5,231
	(10,435)	(8,654)	10,313	14,411
Net income (loss) before tax	10,311	8,432	(14,021)	(18,287)
Income tax recovery	(84)	(79)	(341)	(400)
Net income (loss)	10,395	8,511	(13,680)	(17,887)
Other comprehensive income (loss):
Foreign currency translation reserve gain (loss)	16	(219)	(659)	(316)
Other comprehensive income (loss)	16	(219)	(659)	(316)
Total comprehensive income (loss)	10,411	8,292	(14,339)	(18,203)

Adjusted EBITDA(1)	2,083	2,743	6,649	7,669
Adjusted net loss(1)	(449)	(215)	(4,064)	(2,872)
Basic income (loss) per share	0.43	0.34	(0.56)	(0.72)
Diluted income (loss) per share	0.43	0.34	(0.56)	(0.72)

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Income Statement Components

Total revenue

The following tables summarize total revenue for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Subscription and services revenue	$11,292	$10,187	11%	$43,108	$38,785	11%
Interest revenue	6,750	6,970	(3)%	28,098	26,436	6%
Total revenue	18,042	17,157	5%	71,206	65,221	9%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Subscription and services revenue
Wealth revenue	$2,907	$2,446	19%	$10,670	$9,203	16%
Payments revenue	$2,360	$1,855	27%	$8,634	$7,166	20%
Other subscription related revenue	$6,025	$5,886	2%	$23,804	$22,416	6%
Total subscription and services revenue	$11,292	$10,187	11%	$43,108	$38,785	11%
Interest revenue	6,750	6,970	(3)%	28,098	26,436	6%
Total revenue	18,042	17,157	5%	71,206	65,221	9%

Subscription and services revenue – represents wealth, payments and other subscription related revenue. Wealth revenue includes fees related to Mogo's Intelligent Investing platform, including Moka and the Mogo trading app. Wealth also includes portfolio management fees from our asset management business. Payments revenue consists of the transaction processing fees and other charges related to Carta. Other subscription related revenue includes premium account fees, loan insurance revenue, referral fee revenue, partner lending fees, institutional brokerage revenue and other fees and charges.

Interest revenue – represents interest on our line of credit loan products.

Wealth revenue was $2.9 million for the three months ended December 31, 2024, which is a $0.5 million increase compared to $2.4 million in the same period last year. Wealth revenue was $10.7 million for the year ended December 31, 2024 which is a $1.5 million increase compared to $9.2 million in the prior year. These increases are driven by continuous enhancements to the new Intelligent Investing value proposition in the year and the resulting adjustments to our pricing model to reflect this.

Payments revenue was $2.4 million for the three months ended December 31, 2024, which is a $0.5 million increase compared to $1.9 million in the same period last year. Payments revenue was $8.6 million for the year ended December 31, 2024 which is a $1.5 million increase compared to $7.2 million in the prior year. These increases are primarily due to growth in transaction volume and changes in pricing.

Other subscription related products revenue remained relatively consistent at $6.0 million for the three months ended December 31, 2024, compared to $5.9 million in the same period last year.

Other subscription related products revenue was $23.8 million for the year ended December 31, 2024 which is a $1.4 million increase compared to $22.4 million in the prior year. This increase is primarily due to revenues from premium account fees, insurance and institutional brokerage revenue. Mogo discontinued its low margin institutional brokerage business subsequent to year end, which represented $1.6 million and $5.3 million of revenue for the three and twelve months ended December 31, 2024, respectively, and contributed a negligible operating margin.

Please refer to the “Key Performance Indicators” section for additional commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Provision for loan losses, net of recoveries	$4,971	$3,862	29%	$18,415	$13,208	39%
Transaction costs	1,690	1,832	(8)%	6,111	5,354	14%
Cost of revenue	6,661	5,694	17%	24,526	18,562	32%
As a percentage of total revenue	37%	33%		34%	28%

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

Transaction costs are expenses that relate directly to the onboarding and processing of new customers, including loan system transaction fees, transaction processing costs related to our payments business, and other transaction costs related to Moka and MogoTrade, but excluding marketing costs which are reported in a separate caption.

Cost of revenue was $6.7 million for the three months ended December 31, 2024, an increase of $1.0 million compared to the same period in the prior year. Cost of revenue was $24.5 million for the year ended December 31, 2024, an increase of $5.9 million compared to the prior year.

Provision for loan losses, net of recoveries, has increased for the three months and year ended December 31, 2024 compared to the same periods in the prior year. This increase is due primarily to a higher average balance of gross loans receivable, changes in overall loan origination mix, and below average default rates in the comparative periods.

Transaction costs have decreased for the three months ended December 31, 2024 compared to the same period in the prior year. This decrease is primarily due to the realization of cost efficiencies implemented in the current periods. Transaction costs have increased for the year ended December 31, 2024 compared to the prior year, primarily due to the increase in revenue in the current period.

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

Technology and development expenses

The following table provides the technology and development expenses for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Technology and development	$2,698	$2,196	23%	$10,635	$10,591	0%
As a percentage of total revenue	15%	13%		15%	16%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include hosting costs and software licenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $2.7 million for the three months ended December 31, 2024, which is a $0.5 million increase compared to $2.2 million in the same period last year. This increase is related to our previously announced investment in migrating our Carta payments platform, as well as portions of our Mogo platform to Oracle Cloud Infrastructure ("OCI"). Additionally, we continued to increase investments into our digital wealth platform.

Technology and development expenses were $10.6 million for the year ended December 31, 2024 which is consistent with the prior year.

Marketing expenses

The following table provides the marketing expenses for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Marketing	$838	$1,101	(24)%	$4,061	$3,340	22%
As a percentage of total revenue	5%	6%		6%	5%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were $0.8 million for the three months ended December 31, 2024, a decrease of $0.3 million compared to $1.1 million in the same period last year. The Company decreased its marketing spend on lending, which was partially offset by an increase in marketing spend on the wealth business.

Marketing expenses were $4.1 million for the year ended December 31, 2024, which is an increase of $0.8 million compared to $3.3 million in the prior year. The Company increased marketing spend in 2024 compared to 2023 to help drive growth in subscription and services revenue, in particular related to wealth revenue.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Customer service and operations	$2,523	$2,376	6%	$10,878	$10,602	3%
As a percentage of total revenue	14%	14%		15%	16%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased for the three months and year ended December 31, 2024. The increase is primarily due to investments into supporting the customer experience and overall growth in users.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
General and administration	$3,239	$3,047	6%	$14,457	$14,457	0%
As a percentage of total revenue	18%	18%		20%	22%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $3.2 million for the three months ended December 31, 2024, an increase of $0.2 million compared to $3.0 million in the same period last year, this increase is primarily due to general consulting costs.

G&A expenses were $14.5 million for the year ended December 31, 2024 which is consistent with the prior year.

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months and year ended December 31, 2024 and 2023 were as follows:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Stock-based compensation	$214	$580	(63)%	$1,938	$2,478	(22)%
Depreciation and amortization	1,993	2,385	(16)%	8,419	9,067	(7)%
	2,207	2,965	(26)%	10,357	11,545	(10)%
As a percentage of total revenue	12%	17%		15%	18%

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

Stock-based compensation decreased to $0.2 million in the three months ended December 31, 2024 compared to $0.6 million in the same period last year. Stock-based compensation decreased to $1.9 million in the year ended December 31, 2024 compared to $2.5 million in the same period last year. The decrease in stock-based compensation is driven by the forfeitures of options as well as the granting of fewer options in the current year.

Depreciation and amortization decreased to $2.0 million in the three months ended December 31, 2024 compared to $2.4 million in the same period last year. Depreciation and amortization decreased to $8.4 million in the year ended December 31, 2024 compared to $9.1 million in the prior year. There was no significant additions to property plant and equipment compared to prior year. Additionally, investment in intangibles required by Mogo has decreased significantly to $3.2 million a year in each of 2024 and 2023, compared to $7.5 million in 2022. This has contributed to a gradual decline in amortization expense.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Credit facility interest expense	$1,588	$1,595	(0)%	$6,702	$6,064	11%
As a percentage of total revenue	9%	9%		9%	9%

Credit facility interest expense relates to the costs incurred in connection with our credit facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense was $1.6 million the three months ended December 31, 2024, which is consistent with the same period in the prior year.

Credit facility interest expense increased for the year ended December 31, 2024 compared to the prior year. The increase is primarily due to a higher average balance drawn on the credit facility in the current year.

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Debenture and other financing expense	$774	$1,141	(32)%	$3,324	$3,519	(6)%
Accretion related to debentures	170	222	(23)%	687	958	(28)%
Share of loss in investment accounted for using the equity method	—	—	n/a	—	8,267	(100)%
Revaluation gain	(13,819)	(13,600)	2%	(1,322)	(9,628)	(86)%
Other non-operating expense	852	1,988	(57)%	922	5,231	(82)%
Total other (income) expenses	(12,023)	(10,249)	17%	3,611	8,347	(57)%
As a percentage of total revenue	(67)%	(60)%		5%	13%

Total other income was $12.0 million for the three months ended December 31, 2024, which is an increase of $1.8 million compared to $10.2 million for the same period last year. The increase was primarily driven by a decrease in other non-operating expenses in Q4 2024 related to restructuring which were not incurred into the current period ended December 31, 2024.

Total other expenses (income) were an expense of $3.6 million for the year ended December 31, 2024, which is a decrease of $4.7 million compared to an expense of $8.3 million for the prior year. The decrease in total other expenses was primarily driven by a prior year loss in our Coinsquare investment accounted for under the equity method of $8.3 million which did not recur in 2024. Other non-operating expenses decreased by $4.3 million compared to the prior year. Prior year expenses primarily consists of restructuring charges and impairment of assets related to the sublease of our Vancouver office. No such items were recognized in the current year.

Revaluation gain was $13.8 million for the three months ended December 31, 2024 compared to $13.6 million in the same period last year. Revaluation gain in both periods is due to the revaluation on the Company's marketable securities and investment portfolio. Revaluation gain was $1.3 million for the year ended December 31, 2024 compared to $9.6 million in the prior year. The variance is primarily attributable to a gain in investment portfolio and marketable securities of $0.7 million in the current year, compared to $9.6 million in the same period last year.

Other non-operating expense was $0.9 million for the three months ended December 31, 2024 compared to other non-operating expense of $2.0 million in the same period last year. Other non-operating expense decreased to $0.9 million for the year ended December 31, 2024 compared to $5.2 million in the prior year. As discussed above, prior year expenses primarily consists of restructuring charges which were not incurred into the current period ended December 31, 2024.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased for the three months and year ended December 31, 2024 largely due to a lower outstanding debenture balance.

Other comprehensive (loss) income

The following table provides a breakdown of other comprehensive income by type for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Foreign currency translation reserve gain (loss)	16	(219)	(107)%	(659)	(316)	109%
Other comprehensive income (loss)	16	(219)	(107)%	(659)	(316)	109%

Total other comprehensive (loss) income consisting of foreign currency translation reserve (loss) gain was $0.02 million gain for the three months ended December 31, 2024 compared to other comprehensive loss of $0.2 million in the same period last year. These gains and losses are due to fluctuations in foreign currency exchange rates across the periods.

Total other comprehensive loss consisting of foreign currency translation reserve loss was $0.7 million for the year ended December 31, 2024 compared to other comprehensive loss of $0.3 million in the prior year. These gains and losses are due to fluctuations in foreign currency exchange rates across the periods.

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

B.
Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2024. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. The Company monitors its cash position and cash flow on a regular basis, and may monetize certain marketable securities and investments in the next 12 months to reinforce its cash position, should management consider it necessary.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio and marketable securities which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments and marketable securities, including our investment in WonderFi, was $38.1 million as at December 31, 2024.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and their impact on loan performance, and potential mergers, strategic investments and acquisitions activity. Management expects that they will be able to refinance any outstanding amounts owing under the credit facility or our long-term debentures and may at times consider the issuance of shares in satisfaction of amounts owing under debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility.

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

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio and marketable securities, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

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

In February 2025, we amended our credit facility. The amendment changed the effective interest rate from 8% plus SOFR, to 7% plus SOFR, and extends the maturity date from January 2026 to January 2029.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and twelve months ended December 31, 2024 and 2023:

The following table provides a summary of cash inflows and outflows by activity for the three months and year ended December 31, 2024 and 2023:

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash provided by operating activities before changes in working capital (1)	$4,415	$3,470	$15,110	$9,900
Other changes in working capital (1)	(295)	1,206	(571)	(412)
Cash provided by operating activities before changes in loans receivable	4,120	4,676	14,539	9,488
Cash invested in loans receivable	(3,580)	(6,875)	(15,810)	(18,655)
Cash provided by (used in) operating activities	540	(2,199)	(1,271)	(9,167)
Cash used in investing activities	(798)	(982)	(2,794)	(3,086)
Cash (used in) provided by financing activities	(974)	1,581	(3,517)	(861)
Effect of exchange rate fluctuations	(3)	18	(21)	(21)
Net decrease in cash for the period	(1,235)	(1,582)	(7,603)	(13,135)

1.
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

The reduction in the net decrease in cash for three months and year ended December 31, 2024 against the comparative periods was primarily due to improvements in operating efficiency and increased revenue in the current periods.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivables was $4.1 million for the three months ended December 31, 2024, which is a $0.6 million decrease compared to $4.7 million in the same period last year. The decrease was primarily due to more favourable working capital timing in the prior period, offset by higher revenues in the current period.

Cash provided by operating activities before investment in gross loans receivables was $14.5 million for the year ended December 31, 2024, a $5.0 million improvement compared to $9.5 million in the prior year. The change was primarily due to an increase in revenue.

Cash invested in loans receivable was a $3.6 million outflow in the three months ended December 31, 2024 compared to a $6.9 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash provided by operating activities was $0.5 million for the three months ended December 31, 2024, which is an improvement of $2.7 million compared to net cash used in operating activities of $2.2 million in the same period last year. The change was primarily due to an increase in revenue and lower net investment in loan receivables.

Cash used in operating activities was $1.3 million for the year ended December 31, 2024 which is an improvement of $7.9 million compared to $9.2 million in the prior year. The improvement was primarily due to the same reasons noted above.

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, monetization of our investment portfolio and marketable securities. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash used in investing activities in the three months ended December 31, 2024 was $0.8 million compared to $1.0 million in the same period last year. The decrease in cash used in investing activities is primarily due decreased investment in intangible assets and a decrease in the purchases of property and equipment. Cash used in investing activities in the year ended December 31, 2024 was fairly consistent at $2.8 million compared to $3.1 million in the prior year. The slight decrease in cash used in investing activities is primarily due to net inflows from the sale of marketable securities and investment portfolio in the year.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended December 31, 2024 was $1.0 million compared to cash provided by financing activities of $1.6 million for the same period last year. The decrease is due to $2.4 million of draws on the Company's credit facility in prior period compared to $0.3 million of repayments in the current period. Cash used in financing activities in the year ended December 31, 2024 was $3.5 million compared to $0.9 million for the prior year. The increase is due to $3.2 million of net draws on the Company's credit facility in prior period compared to $0.6 million of net repayments in the current period.

Contractual Obligations

The following table shows contractual obligations as at December 31, 2024. As noted in the business highlights, the maturity date of the credit facility was extended to 2029 subsequent to year-end. The maturity date of the debentures was also extended to 2029 by virtue of their subordination to the credit facility. Management will continue to refinance any outstanding amounts owing under the credit facility or our long-term debentures as they become due and payable.

($000s)	2025	2026	2027	2028
Commitments - operational
Lease payments	1,137	1,009	588	—
Trade payables	4,515	—	—	—
Accrued wages and other expenses	17,435	—	—	—
Other purchase obligations	812	584	642	221
Interest – credit facility	—	6,134	—	—
Interest – Debentures	3,012	683	—	—
	26,911	8,410	1,230	221
Commitments – principal repayments
Credit facility(3)	—	48,792	—	—
Debentures (1)(3)	2,113	33,144	—	—
	2,113	81,936	—	—
Total contractual obligations	29,024	90,346	1,230	221

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2024 and December 31, 2023:

($000s)	As at
	December 31, 2024	December 31, 2023
Cash and cash equivalent	$8,530	$16,133
Total assets	189,648	207,763
Total liabilities	108,431	114,039

Total assets decreased by $18.2 million during the three months and year ended December 31, 2024. The decrease is primarily attributable to overall net losses in the business, as well as paying down the principal of outstanding debentures and credit facility.

Total liabilities decreased by $5.6 million during the three months and year ended December 31, 2024. The decrease is primarily due to a decrease in debentures and lease liabilities.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2024 and December 31, 2023:

($000s)	As at
	December 31, 2024	December 31, 2023
Gross loans receivable	$72,696	$74,272
Allowance for loan losses	(14,076)	(12,555)
Net loans receivable	58,620	61,717

The gross loans receivable portfolio was $72.7 million as at December 31, 2024, which is a decrease of $1.6 million compared to the balance as at December 31, 2023.

The following table provides a reconciliation of changes in our loan loss allowance for the year ended December 31, 2024 and the year ended December 31, 2023:

($000s)	As at
	December 31, 2024	December 31, 2023
Allowance for loan losses, beginning of period	$12,555	$13,073
Provision for loan losses	18,414	13,778
Loans charged-off	(16,893)	(14,296)
Allowance for loan losses, end of period	14,076	12,555

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

The allowance for loan losses as a percentage of gross loans receivable increased to 19.4% as at December 31, 2024 from 16.9% as at December 31, 2023. This was driven by certain, factors including changes in overall loan origination mix, and below average default rates in the comparative periods.

The allowance methodology includes a factor in respect of potential future losses arising from macroeconomic indicators, which is a requirement under IFRS 9 to consider forward-looking indicators in determining the allowance. We believe that the related allowance is adequate to absorb reasonably possible changes to economic conditions that impact the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive income (loss). Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

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

Credit facility

The credit facility consists of a $60,000 senior secured credit facility. On May 9, 2024, the maturity date of the facility was extended from July 2, 2025 to January 2, 2026. The Company determined this extension was a non-substantial modification of the existing credit facility. Subsequent to year end, on February 26, 2025, the Company amended its credit facility to extend the maturity date by three years, until January 2, 2029. Additionally, the interest rate was reduced by 100 basis points to 7% plus the Secured Overnight Financing Rate ("SOFR").

The effective interest rate for the year ended December 31, 2024 on the facility was SOFR plus 8% with no floor. There is a 0.33% fee on the undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at December 31, 2024 was $48,792 (December 31, 2023 – $49,405).

The credit facility is subject to certain covenants and events of default. A certain covenant of the credit facility requires the Company to maintain a prescribed level of tangible net worth.

The Company’s tangible net worth can fluctuate significantly from period to period, primarily due to continuous market revaluations of the Company’s marketable securities. As a result of a decrease in the fair value of certain investments during the three months ended September 30, 2024 (primarily due to non-cash unrealized fair value losses on the Company’s investment in WonderFi Technologies Inc), the Company was granted a waiver by its lender for any potential breach of its tangible net worth covenant. The Company remained in compliance with all its covenants as at December 31, 2024 and December 31, 2023.

Interest expense on the credit facility for the year ended December 31, 2024 of $6,702 (December 31, 2023 – $6,064) is included in credit facility interest expense in the consolidated statements of operations and comprehensive income (loss). Interest payments are due semi-monthly.

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

The Company has pledged financial instruments as collateral against its credit facilities. Borrowing capacity under the facility is influenced by the composition of these assets. Under the terms of the general security agreement, assets pledged as collateral primarily include loans receivable with a carrying amount equal to $58,620 (December 31, 2023 – $61,717) and cash and cash equivalents with a balance of $254 (December 31, 2023 – $316).

Debentures

The Company's debentures pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common Shares.

	As at
	December 31, 2024	December 31, 2023
Principal balance	35,257	37,020
Discount	(701)	(1,000)
	34,556	36,020
Interest payable	731	763
	35,287	36,783

As at June 30, 2024, the Company adjusted the amortised cost of the debentures to give effect to amended maturity date of the Company's senior secured credit facility from July 2, 2025 to January 2, 2026. The Company determined this constituted a non-substantial modification of the existing debentures and the amortised cost of the debentures was recalculated by discounting the revised estimated future cash flows at the existing effective interest rate.

The Debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to January 2, 2026 being the maturity date of the credit facility.

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2025	2,113	—	2,113
2026	554	32,590	33,144
	2,667	32,590	35,257

The debenture repayments are payable in either cash or Common Shares at Mogo’s option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the repayment date.

C.
Research and Development, Patents and Licenses, etc.

The following table should be read in conjunction with “Item 4. Information on the Company – B. Business Overview". The Company continues to invest in the development of its software platform which is captured as an addition to intangible assets in the Consolidated Financial Statements.

($000s)	December 31, 2024	December 31, 2023	December 31, 2022
Investment in intangible assets	3,175	3,206	7,482

D.
Trend Information

The information required by this item is set forth above in “Item 5. Operating and Financial Review and Prospects — A. Operating Results,” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report on Form 20-F to be not necessarily indicative of future operating results or financial conditions.

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

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

(i) Provision for loan losses

The provision for loan losses consists of amounts charged to the consolidated statements of operations and comprehensive income (loss) during the period to maintain an adequate allowance for loan losses. The Company's allowance for loan losses represents its estimate of the expected credit losses expected from its existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through collection efforts, delinquency levels, estimate of post-charge-off recoveries, historical charge-off and loss experience, the Company's expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

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

(iv) Impairment testing of intangible assets and goodwill

Management is required to use judgement in determining the cost generating units and reviewing impairment indicators. Management reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Management must apply a range of assumptions and considers estimated cashflows based on actual operating results as well as industry and market trends. These projections are inherently uncertain due to market and economic factors.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name and Province or State and Country of Residence	Age	Position/Title	Director Since
David Feller[1,5] British Columbia, Canada	57	Chairman of the Board, CEO	August 26, 2003
Gregory Feller[1,5] New York, United States	57	President, CFO and Director	April 10, 2015
Alex Shan Ontario, Canada	48	Director	June 27, 2024
Kristin McAlister[3] California, United States	54	Director	June 27, 2023
Christopher Payne[2] Ontario, Canada	62	Director	January 25, 2021
Kees Van Winters[4] Ontario, Canada	73	Director	June 27, 2023
Justin Carter British Columbia, Canada	44	COO	March 31, 2023

(1)
David Feller and Gregory Feller are brothers.
(2)
Chair of the Audit Committee; Member of the Corporate Governance, Compensation and Nominating Committee (“CGCNC”).
(3)
Chair of the CGCNC; Member of the Audit Committee;
(4)
Member of the Audit Committee and CGCNC
(5)
Member of the Investment Committee

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board. Over the past 20 years, Mr. Feller has grown Mogo into Canada's leading financial technology and payments company with ~2 million members, annual revenues exceeding $70 million and more than 200 team members. During that time, he led the Company through equity and debt financings totaling more than $500 million, securing two credit facilities with a leading global investment firm, the Company's IPO on the TSX, listing on the Nasdaq and subsequent public offerings. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board.

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

Alex Shan is a serial entrepreneur and technology visionary with a distinguished track record of identifying and executing on unique market opportunities. With his innate bias for action, Alex’s ventures have become incubators for top performers of numerous disciplines who share a collective hunger to work in organizations synonymous with rapid growth, accretive shareholder value and immense community impact. Alex currently serves as the Chief Executive Officer of Jolera Inc. (Jolera), a leading Global Systems Integrator. Under Alex’s guidance Jolera has emerged as a disruptive force in the technology service delivery landscape. With a global footprint, Jolera is widely renowned as one of the world’s most innovative and fastest growing information technology solution providers. Alex has also served on several Technology Advisory Boards for Fortune 500 companies inclusive of McAfee, Barracuda Networks and Cisco Meraki.

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

As at December 31, 2024, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 1,856,414 Common Shares, representing approximately 8% of the Company's issued and outstanding Common Shares as of December 31, 2024.

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

Annual Performance Bonus

Annual performance bonus is expressed as a percentage of annual base salary and is calculated based on achievement levels against a mix of corporate performance goals and individual performance goals and is payable at the discretion of the Board. Historically, the bonus has been paid in cash, stock options or a combination of both. In 2024, the Board and executives made the decision not to pay bonuses in respect of 2023 and any bonus to be paid in respect of 2024 is still to be determined.

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

Compensation of Executive Officers

The following table sets out information concerning the compensation earned by the executive officers during the year ended December 31, 2024.

Name and Principal Position	Salary(2)	Share‑ based Awards	Option‑ based Awards(3)	Non‑Equity Incentive Plan Compensation	All Other Compensation(4)	Total Compensation
David Feller CEO	$417,819.28	-	$40,615.55	-	$4,428.14	$462,862.97

Gregory Feller(1) President & CFO	$530,525.03	-	$40,615.55	-	$83,538.85	$654,679.43

Justin Carter COO	$223,417.57	-	-	-	$4,428.14	$227,845.71

1.
Gregory Feller, a US resident, is paid a base salary of $375,000 in US dollars. The Canadian dollar equivalent expressed in the table above is based on the average US dollar to Canadian dollar exchange rate posted by the Bank of Canada which was CAD$1.4389 = US$1.00 for 2024.
2.
Salaries earned in 2024 reflect a temporary 15% salary reduction that began in October 2024.
3.
The options value for David Feller and Gregory Feller is based on a total of 25,000 options granted in 2024 with a weighted average exercise price of $2.04 and four-year vesting schedule. Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2024: risk free interest rate of 3.76%; expected life of 5 years; expected stock price volatility between 91% and expected dividend yield of Nil.
4.
Amounts noted include employer paid health benefits.

Compensation of Directors

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non-executive directors, Ms. McAlister, Messrs. Payne, van Winters, and Shan are paid an annual retainer fee of $35,000. A non-executive director receives an additional $30,000 annual fee for serving as chair on each of the Audit Committee, CGCNC and Investment Committee. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors and are eligible to receive stock options and RSUs under the Stock Option Plan and RSU Plan, respectively.

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2024.

Name	Fees Earned	Option-Based Awards(1)	Share-Based Awards	Non‑Equity Incentive Plan Compensation	Total Compensation
Christopher Payne	$65,000.00	$8,123.65	-	-	$73,123.65
Kristin McAlister	$65,000.00	$8,123.65	-	-	$73,123.65
Kees van Winters	$35,000.00	$8,123.65	-	-	$43,123.65
Alex Shan	$17,500.00	$73,110.15	-	-	$90,610.15

1.
Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2024: risk free interest rate of 3.76%; expected life of 5 years; expected stock price volatility of 91% and expected dividend yield of Nil.

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

Investment Committee

The Board has appointed the Investment Committee comprising of directors David Feller and Gregory Feller.

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

D.
Employees

As of December 31, 2022, 2023 and 2024, we had 261, 204, and 174 full-time employees and 4 part-time employees, respectively. The following table sets forth the number of our employees categorized by area of operations:

	As of Dec 31, 2022	As of Dec 31, 2023	As of Dec 31, 2024
General & Administrative	65	44	42
Customer Service & Operations	131	105	85
Technology	65	55	47
TOTAL	261	204	174

E.
Share Ownership

The following table summarizes, as of April 29, 2025, share ownership including options and RSUs granted under the Stock Option Plan and RSU Plan to our executive officers and directors.

			Option-Based Awards				Share-Based Awards
Name	Common Shares	% Common Shares	Common Shares Underlying Options Outstanding	Option Exercise Price	Grant Date	Expiration Date	Common Shares Underlying RSUs that have not vested	Grant Date
David Feller	941,130	3.8%						-
			91,667	$4.68	2020/06/09	2028/06/09
			33,333	$3.33	2022/06/18	2030/06/18
			22,222	$3.33	2022/06/18	2030/06/18
			166,667	$2.49	2022/11/21	2030/11/21
			100,000	$2.76	2023/06/30	2031/06/30
			100,000	$2.12	2023/09/30	2031/09/30
			50,000	$2.43	2023/12/31	2031/12/31
			25,000	$2.04	2024/06/30	2032/06/30
Gregory Feller	669,767	2.7%						-
			91,667	$4.68	2020/06/09	2028/06/09
			33,333	$3.33	2022/06/18	2030/06/18
			22,222	$3.33	2022/06/18	2030/06/18
			166,667	$2.49	2022/11/21	2030/11/21
			100,000	$2.76	2023/06/30	2031/06/30
			100,000	$2.12	2023/09/30	2031/09/30
			50,000	$2.43	2023/12/31	2031/12/31
			25,000	$2.04	2024/06/30	2032/06/30
Christopher Payne	128,982	0.5%
			8,333	$3.33	2022/06/18	2030/06/18
			12,500	$2.49	2022/11/21	2030/11/21
			33,333	$2.76	2023/06/30	2031/06/30
			20,000	$2.12	2023/09/30	2031/09/30
			5,000	$2.43	2023/12/31	2031/12/31
			5,000	$2.04	2024/06/30	2032/06/30
Kristin McAlister	0	0%
			33,333	$2.76	2023/06/30	2031/06/30	-	-
			20,000	$2.12	2023/09/30	2031/09/30
			5,000	$2.43	2023/12/31	2031/12/31
			5,000	$2.04	2024/06/30	2032/06/30
Kees van Winters	107,979	0.4%
			33,333	$2.76	2023/06/30	2031/06/30	-	-
			20,000	$2.12	2023/09/30	2031/09/30
			5,000	$2.43	2023/12/31	2031/12/31
			5,000	$2.04	2024/06/30	2032/06/30
Alex Shan	0	0%

			45,000	$2.04	2024/06/30	2032/06/30
Justin Carter	8,556	0.0%
			515	$4.68	2017/09/15	2025/09/15
			5,675	$4.68	2018/05/10	2026/05/10
			5,281	$4.68	2018/05/10	2026/05/10
			3,114	$4.68	2019/06/17	2027/06/17
			6,667	$4.68	2019/12/26	2029/12/26
			15,000	$4.68	2020/06/09	2028/06/09
			33,333	$2.70	2023/03/31	2031/03/31
			8,000	$2.76	2023/06/30	2031/06/30
			16,667	$2.76	2023/06/30	2031/06/30
			10,000	$2.43	2023/12/31	2031/12/31

In December 2024, the Company cancelled an aggregate of 567,970 stock options previously granted to executive officers and directors. These options were cancelled without any consideration or replacement compensation. The cancellation was implemented as the options were significantly out-of-the-money with exercise prices between $10.83 and $32.16 and were determined to be unlikely to be exercised within their remaining term. This cancellation was part of the Company's ongoing review of its equity compensation arrangements to ensure alignment with current market conditions and the Company's compensation objectives. Following the cancellation, the affected executive officers and directors hold the remaining stock options and other equity awards as detailed in the table above.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Based on a review of the information provided to us by our transfer agent, as of April 16, 2025, there were 462 record holders, of which 361 record holders holding approximately 76% of our Common Shares had registered addresses in Canada. These numbers are not representative of the number of beneficial holders of our Common Shares nor are they representative of where such beneficial holders reside, since many of these Common Shares are held of record by brokers or other nominees (including one Canadian. nominee company, CDS & Co., which held approximately 72% of our outstanding common shares as of such date).

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 25, 2025, the latest practicable date, by each person known to us to own beneficially more than 5% of our common shares. The calculations in the table below are based on the 24,472,377 Common Shares outstanding as of April 16, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 29, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

No holder of common shares has different voting rights from any other holders of Common Shares.

	Shares Beneficially Owned
Principal Shareholder	Number	%
Michael Wekerle	1,837,282	7.5
Tidal Investments, LLC	1,330,643	5.4

B.
Related Party Transactions

Related party transactions during the three months and year ended December 31, 2024 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2024 totaled $0.1 million (December 31, 2023 – $0.3 million). The debentures bear annual coupon interest of 8.0% (December 31, 2023 – 8.0%) with interest expense for the three months and year ended December 31, 2024 totaling $3,000 and $14,000 respectively (December 31, 2023 – $6,000 and $24,000 respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

In the year ended December 31, 2024, the Company incurred $88,000 of sponsorship expenses (December 31, 2023 – $175,000) with a company owned by a director of Mogo.

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

C.
Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, to which the Company or any other member of the group is a party, for the two years immediately preceding the date of this annual report on Form 20-F:

•
Second Amended and Restated Revolving Credit and Guarantee Agreement dated as of February 26, 2025, between Mogo, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., Carta Solutions Holding Corporation, the Company, and DB FSLF 50 LLC, as amended. See "Business Description – Credit Facility" for more details
•
Amended and Restated Revolving Credit and Guarantee Agreement dated between Mogo, Mogo Finance, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC as of July 16, 2019, and as further amended by that First Amendment Agreement dated as of December 31, 2019, the Second Amendment Agreement dated March 30, 2020 and the Third Amendment Agreement dated April 15, 2020, the Fourth Amendment Agreement dated June 29, 2020, the Fifth Amendment Agreement dated January 25, 2021, the Sixth Amendment Agreement dated December 16, 2021, the Seventh Amendment Agreement dated January 10, 2022. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Credit Facilities” for more information.
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

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest fluctuating with the Secured Overnight Financing Rate (“SOFR”). The credit facility does not have a SOFR floor. As at December 31, 2024, SOFR is 4.49% (December 31, 2023 – 5.38%). For the year ended December 31, 2024, a 100-basis point change in SOFR would increase or decrease credit facility interest expense by $315,000 (December 31, 2023 – $386,000). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is primarily exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. As at December 31, 2024, a 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $166,00 (December 31, 2023 – $123,000).

	As at
($000 USD)	December 31, 2024	December 31, 2023
Cash	39	38
Investment portfolio	5,838	5,813
Debentures	(3,574)	(3,971)

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

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

Specifically, for the purposes of NI 52‑110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. Additionally, Mr. Payne qualifies as an “audit committee financial expert” as defined by the SEC. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management" for the education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee.

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

C.
Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MNP LLP and KPMG LLP in 2024 and 2023 respectively, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended
	December 31, 2024	December 31, 2023
Audit Fees[1]	$1,171,629	$1,235,850
Audit Related Fees[2]	$247,170	–
Tax Fees[3]	$108,305	$155,492
All Other Fees[4]	$13,433	$30,896
Total Fees Paid[5]	$1,540,537	$1,422,238

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

(3) “Tax fees” of 2024 and 2023 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

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

Issuer purchase of equity securities

Period	(a) Total Number of Common Shares purchased	(b) Average Price Paid per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs
January 1 – 31, 2024	-	-	-	-
February 1 – 28, 2024	-	-	-	-
March 1 – 31, 2024	17,093	US$2.00	17,093	US$7,947,999
April 1 – 30, 2024	-	-	-	-
May 1 – 31, 2024	-	-	-	-
June 1– 30, 2024	27,648	US$1.47	27,648	US$7,907,356
July 1 – 31, 2024	-	-	-	-
August 1 – 31, 2024	-	-	-	-
September 1 – 30, 2024	-	-	-	-
October 1 – 31, 2024	-	-	-	-
November 1 – 30, 2024	-	-	-	-
December 1 – 31, 2024	-	-	-	-

F.
Change in Registrant’s Certifying Accountant.

Effective October 1, 2024, at the request of the Company, KPMG LLP (“KPMG”) resigned as our independent registered public accounting firm and the Company appointed MNP LLP to fill the vacancy, and to hold such position until the close of the next annual meeting of shareholders of the Company. The resignation of KPMG as auditor of the Company and the appointment of MNP as auditor of the Company were considered and approved by the Board of Directors of the Company

The reports of KPMG on the Company’s consolidated financial statements for either of the past two fiscal years did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2022, and through the date of KPMG’s dismissal, there were (i) no “disagreements” between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG would have caused KPMG to make reference to the subject matter of the disagreement in connection with its reports on the Company’s consolidated financial statements for such years and (ii) there was no reportable event requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of MNP, neither we nor anyone on behalf of us has consulted with MNP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that MNP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

I.
Foreign Jurisdictions that Prevent Inspections

Not applicable.

J.
Insider trading policies

We have adopted a comprehensive Insider Trading Policy that applies to all our employees, contractors, consultants, and members of our Board of Directors. The policy also applies to persons or companies who acquire information from a source known by them to be in a special relationship with Mogo.

Our Insider Trading Policy prohibits trading in Mogo securities by any person who possesses material, non-public information relating to Mogo. Under the policy, material information is defined as any information relating to our business and affairs that results in or would reasonably be expected to result in a significant change in the market price or value of any of our securities.

Key provisions of our Insider Trading Policy include:

1.
Trading Restrictions: Persons in possession of material non-public information are prohibited from trading in our securities until the information has been fully disclosed to the public and a reasonable period of time has passed for the information to be disseminated.
2.
Blackout Periods: We maintain regular blackout periods during which trading in Mogo securities is prohibited. These periods commence at the close of trading on the last business day of each fiscal quarter or year-end and end at the close of business on the first trading day following our public release of quarterly or annual results.
3.
Pre-clearance Requirements: All insiders must provide prior notification to our Chief Financial Officer before trading in any securities of Mogo and receive confirmation to proceed with their trade.

4.
Long-term Investment Perspective: Our policy prohibits insiders from engaging in short selling or trading in call or put options on Mogo securities. We encourage acquiring our securities only as a long-term investment.
5.
Confidentiality: The policy requires maintaining undisclosed material information in strict confidence and prohibits "tipping" or passing such information to others except in the necessary course of business.
6.
Reporting Requirements: Reporting Insiders, as defined under Canadian securities laws, must file insider reports through the System for Electronic Disclosure by Insiders (SEDI) within 10 days of becoming a Reporting Insider and within five days of any subsequent trade.
7.
Sanctions: Non-compliance with the policy may result in disciplinary action up to and including termination of employment, in addition to potential civil and criminal penalties under applicable securities laws.

Our Insider Trading Policy is reviewed at least annually by Management and approved by the Board of Directors when material amendments are made. A copy of the Insider Trading Policy has been filed herewith as Exhibit 11.1.

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

PART III

ITEM 17: FINANCIAL STATEMENTS

Please refer to Exhibit 20.1 for Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022 included as part of this Annual Report.

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

4.3

Amended and Restated Revolving Credit and Guarantee Agreement dated between Mogo, Mogo Finance, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC as of July 16, 2019, and as further amended by that First Amendment Agreement dated as of December 31, 2019, the Second Amendment Agreement dated March 30, 2020 and the Third Amendment Agreement dated April 15, 2020, the Fourth Amendment Agreement dated June 29, 2020, the Fifth Amendment Agreement dated January 25, 2021, the Sixth Amendment Agreement dated December 16, 2021 and the Seventh Amendment Agreement dated January 10, 2022

4.4

Second Amended and Restated Revolving Credit and Guarantee Agreement among Mogo Finance Technology Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., Carta Solutions Holding Corporation, Mogo Inc and DB FSLF 50 LLC as of February 26, 2025

4.5	Amended Stock Option Plan of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s registration statement on Form 6-K, filed with the SEC on June 7, 2022)

4.6	Restricted Share Unit Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-8, filed with the SEC on June 19, 2018)

8.1	List of Subsidiaries of the Registrant

11.1	Insider Trading Policy

12.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Auditor (former) – KPMG LLP

15.2	Consent of Independent Auditor (current) – MNP LLP

20.1	Annual consolidated financial statements for the years ended December 31, 2024, 2023 and 2022

97	Policy for Recovery of Erroneously Awarded Compensation

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mogo Inc.

Date: April 29, 2025	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President and Chief Financial Officer