Form 20-F
period 2025-12-31
Orion Digital Corp.
filed 2026-04-30
CIK 1602842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-38409

ORION DIGITAL CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

516 - 409 Granville St, Vancouver BC, V6C 1T2, Canada

(Address of principal executive offices)

Gregory Feller, President & Chief Financial Officer
516 - 409 Granville St, Vancouver BC, V6C 1T2, Canada
Tel: 604-659-4380
Fax: 604-733-4944

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	ORIO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,943,550 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

INTRODUCTION

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Orion Digital” refer to Orion Digital Corp. and its direct and indirect subsidiaries. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 and as of December 31, 2024 and 2025, which are presented in Canadian dollars. Amounts in this annual report on Form 20-F are stated in Canadian dollars unless otherwise indicated.

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

This annual report on Form 20-F may refer to trademarks, trade names and material which is subject to copyright and which are protected under applicable intellectual property laws and are the property of Orion Digital. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this annual report on Form 20-F may appear without the ®or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trademarks used in this annual report on Form 20-F are the property of their respective owners.

This annual report on Form 20-F is dated April 30, 2026. Except where otherwise indicated, the information contained in this annual report on Form 20-F is stated as of December 31, 2025.

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

1.
[Reserved]
2.
Capitalization and Indebtedness

Not applicable.

3.
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

•
As registrants and members of, or firms registered with, applicable Canadian securities regulatory authorities, IntelligentInvesting Securities Inc. and IntelligentInvesting Wealth Management Inc. are subject to extensive regulation in Canada.
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
•
We and our partners process sensitive data, and our digital platforms may be targeted by fraud or unauthorized access, which could harm our reputation and materially affect our business.
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
•
We rely on third parties for key functions, and any service disruption, changes to their policies or technical requirements could impair our ability to deliver products and services to members.
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

Approximately 35% of our assets as of December 31, 2025 consisted of loans to our members. Uncertainty and negative trends in general economic conditions in Canada and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies operating in our industries. Current global and macroeconomic conditions remain in a state of heightened volatility due to a number of factors, including geopolitical risks and tensions, changes in government administrations, regulations, legislation and policies, and trade relations and ongoing trade tensions, including the threat of tariffs, other governmental actions and retaliatory actions. In particular, tariffs imposed by the United States on Canadian imports, together with retaliatory tariffs imposed by Canada on U.S imports, have created significant economic uncertainty. These tariffs have contributed to inflationary pressures, supply chain disruptions, reduced consumer confidence, and increased volatility in the Canadian dollar and capital markets. There can be no assurance that the current tariff regime will be eased, and any escalation or prolonged continuation of trade tensions between Canada and the United States could further weaken the economic conditions in which we operate. These factors, which are beyond our control, may influence inflation, interest rates, unemployment levels, consumer confidence, economic growth in the geographies in which the Company operates and other general economic conditions. The Company continues to monitor global and macroeconomic developments and may take steps to mitigate potential risks. However, there can be no assurance that such developments will not have a material adverse effect on the Company’s business, financial condition or results of operations.

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

We face the risk that our members will fail to repay their loans in full. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. The accelerating development and adoption of artificial intelligence and automation technologies may disrupt traditional employment patterns and potentially increase unemployment rates in certain sectors where our borrowers are concentrated. These technological disruptions could alter historical default patterns and create new challenges in accurately forecasting loan losses, as these emerging trends may not be fully captured in our historical data or current risk models. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. A significant increase in our allowance for loan losses could also adversely affect our available capital and our ability to comply with financial covenants under our Credit Facility, which could restrict our access to funding. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Although we had shareholders equity of approximately $72 million as of December 31, 2025, we also had an accumulated deficit of approximately $354 million. We will need to generate and sustain increased revenue levels in future periods to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, continue developing our products including further development of our platforms, increase our service and general product servicing capabilities, compensate our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable, we expect the aggregate amount of this expense will also continue to grow.

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

Further, the circumstances that accelerated the growth of our business in prior years, including an extended period of general macroeconomic growth in Canada and the U.S., as well as growth in the financial services and technology industries in which we operate, have slowed in recent years and may not return in the future. Our membership grew from 2.2 million members as at December 31, 2024 to 2.3 million members as at December 31, 2025. We may experience declines in the growth of our business (or negative growth) as a result of a number of factors, including slowing demand for our products, insufficient growth in the number of customers that utilize our products, declines in the level of usage of our products by existing members, macroeconomic factors, increasing competition, a decrease in the growth of our overall market or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth and economic conditions that could reduce financial activity and the maturation of our business, among others. If our growth rate declines, our business, operating results, financial condition and prospects could be adversely affected.

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

We may not realize the expected benefits from acquisitions due to challenges associated with integrating the operations, technologies, and personnel of Orion Digital and the acquired companies.

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

As a registrant and member of the Canadian Investment Regulatory Organization, IntelligentInvesting Securities Inc. is subject to extensive regulation in Canada.

IntelligentInvesting Securities Inc. (“IISI”) is registered as an investment dealer in each of the provinces and territories in Canada, and it is also a member of the Canadian Investment Regulatory Organization ("CIRO"). Compliance with many of the regulations applicable to IISI involves a number of risks, particularly in areas where applicable regulations may be subject to interpretation. In the event of non-compliance with an applicable regulation, securities regulators or CIRO may institute administrative or judicial proceedings that may result in censure, fine, civil penalties, issuance of cease-and-desist orders, deregistration or suspension of the non-compliant investment dealer or investment adviser, suspension or disqualification of the investment dealer's officers or employees, or other adverse consequences. The imposition of any such penalties or orders on IISI regardless of duration or any subsequent appellate results could have a material adverse effect on the Company.

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

As a registered portfolio manager, investment fund manager and exempt market dealer, IntelligentInvesting Wealth Management Inc. is also subject to extensive regulation in Canada.

Intelligent Investing relies on IntelligentInvesting Wealth Management Inc. (“IIWMI”) to provide investment management services to its clients. IIWMI is registered as a portfolio manager, investment fund manager, and exempt market dealer. These registrations subject IIWMI to extensive regulatory requirements under applicable securities laws and regulations, as well as oversight by provincial and territorial securities regulators and the federal anti-money laundering regulator. Compliance with these regulatory frameworks presents numerous risks, particularly given the complexity and evolving nature of securities regulations and the interpretive discretion exercised by regulatory authorities.

Failure to maintain full compliance or disagreements regarding regulatory interpretation could result in administrative or judicial proceedings initiated by securities regulators. Such proceedings may lead to sanctions including, but not limited to, censure, monetary fines, civil penalties, suspension or revocation of registrations, restrictions or prohibitions on business activities, suspension or disqualification of IIWMI's officers, directors, or employees, or other regulatory actions. The imposition of any such penalties, sanctions, or orders - regardless of their duration or the outcomes of any subsequent appeals - could significantly impair IIWMI's (and therefore Intelligent Investing’s) operations, financial performance, and reputation, and consequently, may have a material adverse effect on our overall business and financial condition.

Failure to comply with anti-money laundering, sanctions, and anti-terrorist financing laws could result in significant penalties and harm our business.

Our wealth management operations are subject to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), regulations administered by the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). These laws require us to maintain comprehensive compliance programs, including customer identification and verification procedures, transaction monitoring, suspicious transaction reporting, and recordkeeping. The regulatory expectations in this area continue to increase in scope and complexity, and enforcement activity has intensified. If we fail to maintain adequate compliance programs, or if our systems fail to detect or prevent money laundering, terrorist financing, or sanctions violations, we could be subject to significant monetary penalties, criminal liability, regulatory enforcement actions, loss of licenses, or reputational damage. Any such failure could also result in increased regulatory scrutiny of our operations and could have a material adverse effect on our business, financial condition, and results of operations.

Our operation of a platform for independent portfolio managers exposes us to potential liability for advisor misconduct, compliance failures, and evolving regulatory expectations for investment management platforms.

Through Tactex, which is a division of IIWMI, we provide regulatory, technological, and operational infrastructure for independent portfolio managers. While these advisors operate their businesses independently, our role creates significant regulatory obligations and potential liability exposure. Canadian regulators may hold us accountable for inadequate supervision of advisors using our platform, even when those advisors exercise independent judgment. We may be subject to regulatory scrutiny regarding our due diligence processes for onboarding advisors, our ongoing monitoring of advisor activities, and our handling of potential compliance violations.

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

The loss of one or more investment advisors managing significant assets on our wealth management platform could materially reduce our assets under management and revenue.

A portion of the assets under management on our wealth management platform is managed by a limited number of investment advisors. The loss of any advisor managing a significant portfolio, whether due to termination, regulatory action, departure to a competitor, retirement, or dissatisfaction with our platform, could result in a meaningful decline in our assets under management and associated fee revenue. We may not be able to replace a departing advisor or retain the underlying client assets, particularly if clients have a primary relationship with the advisor rather than with our platform. A significant reduction in assets under management could also affect our ability to attract new advisors and clients, and could adversely affect our business, financial condition, and results of operations.

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

We have obtained debt financing from a limited number of lenders. Our reliance on the Credit Facility for a significant amount of our funding exposes us to funding concentration risks. If the lender were to terminate or decline to renew the Credit Facility, we may not have sufficient liquidity to repay the outstanding balance or to fund ongoing lending operations, which could require us to significantly curtail or cease certain business activities or have a material adverse effect on our business. In addition, the Credit Facility must be renewed on a periodic basis. If we were unable to renew the Credit Facility on acceptable terms when it became due or if the lender imposed materially more restrictive terms, higher borrowing costs, or reduced availability as a condition of renewal, there could be a material adverse effect on our financial condition, liquidity and results of operations. There can be no assurance that alternative sources of debt financing would be available to us on commercially reasonable terms, or at all, in the event that the Credit Facility is terminated or not renewed. Our ability to secure alternative financing may be further constrained by prevailing credit market conditions, our financial performance, and our credit profile at the time such financing is sought.

Our agreements with our lenders contain a number of early payment triggers and covenants, including at the portfolio level. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, or acceleration of the maturity date which could materially impact our operations.

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

We have, and anticipate having, a significant amount of indebtedness, which totaled approximately $51.7 million on our Credit Facility and $31.9 million in outstanding debentures as of December 31, 2025. Our ability to make payments of principal and interest on our funding debt will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

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

Software developed for our proprietary platforms often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platforms may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our proprietary platforms, errors, defects, security vulnerabilities, service interruptions or software bugs in our platforms could result in inappropriate loan decisioning and corresponding credit scores or interest rates or outages that could affect our ability to process some customers' transactions on our wealth platform.

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

We believe that an important component of our growth will be continued market penetration through our digital marketing channel. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of our brands with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Orion Digital and Intelligent Investing brands, and drive more unique visitors to open accounts and access our products. We incurred $4.1 million of marketing expenses in the year ended December 31, 2025.

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

Our reputation is very important to attracting new members to the lending and wealth platforms as well as securing repeat lending to existing members and retaining wealth management clients. While we believe that we have a good reputation and that we provide our members with a superior experience, there can be no assurance that we will continue to maintain a good relationship with our members or avoid negative publicity. Any damage to our reputation, whether arising from our conduct of business, negative publicity, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with securities regulatory authorities and TSX and Nasdaq requirements, security breaches or otherwise could have a material adverse effect on our business.

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

Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year ending December 31, 2025. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for the purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future.

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

International conflicts and other geopolitical tensions may impact the Company’s business.

International conflicts and other geopolitical tensions and events, including war (such as the recent US-Israel-Iran conflict (impacting the wider Middle East) that escalated in late February 2026 and remains ongoing), military action, terrorism, trade disputes, and international responses, including sanctions or other actions, thereto have historically led to, and may in the future lead to, uncertainty or volatility in global financial markets. Continuing or escalating geopolitical tensions may, among other consequences, have a destabilizing effect on global economies and may adversely affect our business, financial condition and results of operations.

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

In response to challenging macroeconomic conditions, we have taken aggressive cost-cutting steps to accelerate the path to profitability and make us a more efficient company. There can be no guarantee that these cost-cutting measures will be successful. We face a risk that our cost-cutting measures negatively impact our ability to attract and retain talent, maintain product quality, invest in innovation, or respond to competitive pressures. Cost-cutting steps, if managed incorrectly, may have a material and adverse effect on our business, results of operations, financial condition and prospects or our ability to expand our business.

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

Widespread adoption of artificial intelligence technologies may lead to labor market displacement that adversely affects our members and our loan portfolio.

The rapid adoption of artificial intelligence and automation technologies across industries may result in significant changes to the labor market, including job displacement, wage suppression, and structural unemployment in certain sectors. If AI adoption leads to increased unemployment or reduced income levels among our members or prospective members, we could experience higher loan default rates, increased credit losses, reduced demand for our lending products, and lower member engagement across our platforms. These effects may be particularly pronounced among the younger, digitally-oriented demographic that forms a significant portion of our member base, as entry-level and mid-career roles in certain sectors face heightened displacement risk. In addition, AI-driven changes to the labor market could reduce consumer confidence and discretionary savings, which may adversely affect demand for our wealth management products. The pace and scope of AI-driven labor market disruption are difficult to predict, and we may not be able to adjust our credit models, product offerings, or risk management strategies quickly enough to account for these shifts. Any material deterioration in the employment or financial condition of our members as a result of AI-related labor market changes could have a material adverse effect on our business, financial condition, and results of operations.

Evolving regulations governing cross-border data transfers may impair our ability to operate efficiently across international boundaries.

Our operations, particularly through our Carta subsidiary, involve the transfer of customer and operational data across international borders. Regulatory frameworks governing data transfers are rapidly evolving and increasingly restrictive in many jurisdictions. The European Union's General Data Protection Regulation (GDPR), Canada's proposed Consumer Privacy Protection Act, and similar regulations in other jurisdictions impose strict requirements on cross-border data transfers. Compliance with these requirements often necessitates complex legal mechanisms such as standard contractual clauses, binding corporate rules, or adequacy decisions, which are subject to ongoing legal challenges and regulatory changes. Court decisions invalidating prior transatlantic data transfer frameworks, and the ongoing legal and political uncertainty surrounding the current EU-U.S. Data Privacy Framework, have created significant uncertainty regarding the long-term viability of compliant data transfer mechanisms. If we are unable to transfer data between jurisdictions due to regulatory changes or the invalidation of transfer mechanisms, we may need to implement costly data localization measures, redesign our technical infrastructure, or limit our service offerings in certain regions. Any failure to comply with cross-border data transfer regulations could result in substantial fines, regulatory enforcement actions, litigation, and reputational damage.

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

Our recent corporate name change from Mogo Inc. to Orion Digital Corp. may not achieve its intended benefits and could adversely affect our business.

On December 29, 2025, we changed our corporate name from Mogo Inc. to Orion Digital Corp. and began trading under the ticker symbol "ORIO" on January 2, 2026. While we believe the rebrand better reflects our evolution toward a multi-platform digital financial infrastructure business, the name change involves significant risks. We have built brand recognition and goodwill under the "Mogo" name over many years, and the transition to "Orion Digital" may result in confusion among existing members, partners, and investors. There can be no assurance that the new brand will achieve the same level of recognition or positive association as the prior brand. The rebrand also involves substantial costs, including updating marketing materials, digital properties, contractual and regulatory documentation, and product-level branding. Delays or inconsistencies in executing the rebrand across our platforms and subsidiaries could create further confusion and reputational risk. If the rebrand fails to resonate with our target markets, or if we experience customer attrition or reduced investor interest during the transition, our business, financial condition, and results of operations could be materially adversely affected.

Our investment portfolio is subject to significant valuation risk, illiquidity, and concentration, which could result in further write-downs and materially affect our financial condition.

We hold an investment portfolio consisting of approximately 19 investments in private and public companies and bitcoin ETFs, which was valued at approximately $21 million as of December 31, 2025. Many of these investments are in early-stage or growth-stage companies with limited operating histories, and in the case of private company investments, there is no liquid public market for these securities. The fair value of our portfolio is subject to significant volatility and may decline due to factors beyond our control, including changes in market conditions, the financial performance of portfolio companies, adverse developments in the digital asset markets, and broader macroeconomic trends. We have experienced material declines in the value of our portfolio in prior periods, and there can be no assurance that we will not experience further impairments. In addition, we may be unable to realize the carrying value of our investments upon disposition due to market illiquidity, contractual restrictions on transfer, or a lack of willing buyers. Any material decline in the value of our investment portfolio, or an inability to liquidate investments at acceptable prices, could have a material adverse effect on our business, financial condition, and results of operations.

The price of the Common Shares in public markets may experience significant fluctuations.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including but not limited to: actual or anticipated fluctuations in our quarterly results of operations; actual or anticipated fluctuations to the capital requirements of our properties; changes in estimates of our future results of operations by us; release or expiration of lock-up or other transfer restrictions on outstanding common shares; and price and volume fluctuations in the trading of the Common Shares and in the overall stock market, including as a result of trends in the economy as a whole.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities and that have, in many cases, been unrelated to the performance, underlying asset values or prospects of such entities. Accordingly, the market price of the common shares may decline even if our business, financial condition and results of operations or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our business, financial condition and results of operations could be materially adversely impacted and the trading price of the Common Shares could also be materially adversely affected.

We are subject to risks related to fraudulent activity targeting our digital platforms, which could result in financial losses, regulatory action, and reputational harm.

Our digital lending, payments, and wealth management platforms could be targets for various types of fraud, including application fraud (where individuals use stolen, synthetic, or falsified identities to obtain loans or open accounts), transaction fraud (including unauthorized payments, chargebacks, and merchant fraud within our Carta payments platform), and account takeover (where bad actors gain unauthorized access to member accounts). The volume and sophistication of fraud attempts targeting digital financial services companies have increased in recent years, driven in part by the availability of stolen personal data, advances in social engineering techniques, and the use of artificial intelligence tools to generate convincing fraudulent applications and communications. Our fraud detection and prevention systems, which rely on a combination of automated rules, machine learning models, and manual review, may not identify all fraudulent activity in a timely manner, or at all. When fraud is not detected before a transaction is completed or a loan is funded, we may bear the resulting financial loss and may be unable to recover the funds. In addition, fraud-related losses in our Carta payments business could damage our relationships with payment network partners and clients. If we are unable to maintain effective fraud prevention and detection measures, or if we experience a significant increase in fraud-related losses, our business, financial condition, results of operations, and reputation could be materially adversely affected.

Our mobile applications depend on third-party app stores and mobile operating systems that we do not control.

Our wealth management products, including Intelligent Investing, are distributed primarily through mobile applications available on Apple's App Store and Google Play. We are dependent on these third-party platforms to distribute our apps to members, process in-app transactions, and deliver updates. Apple and Google each have broad discretion to change their app store terms, policies, and fee structures, and to delay, restrict, or remove applications for a variety of reasons, including changes to their guidelines regarding financial services apps, privacy requirements, or in-app payment rules. Any material change to app store policies, increase in platform fees, or removal or suspension of our applications could disrupt our ability to acquire and serve members, delay the rollout of product updates, and adversely affect our revenue. We have no control over the operating systems on which our apps run, and changes to iOS or Android could require us to devote significant development resources to maintain compatibility. If we are unable to maintain our presence on these platforms on acceptable terms, our business, financial condition, and results of operations could be materially adversely affected.

If we fail to meet publicly announced financial guidance or expectations, the trading price of our securities could decline.

From time to time, we may provide public guidance regarding our expected financial performance, including revenue, adjusted EBITDA, or other operating metrics. This guidance is based on management's estimates and assumptions at the time it is provided, which are inherently uncertain and may prove to be inaccurate. Our actual results may differ materially from our guidance due to factors within or outside our control, including changes in macroeconomic conditions, competitive dynamics, regulatory developments, or the timing of product launches. If our actual results fall short of our publicly announced guidance or the expectations of securities analysts, the trading price of the Common Shares could decline significantly, and we could face increased investor scrutiny, securities litigation, or reputational harm. Even if we meet or exceed our guidance, analysts or investors may react negatively if the results do not meet their independent expectations or if we revise our guidance downward for future periods.

Changes in accounting standards or their interpretation could materially affect our reported financial results.

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The IASB periodically issues new or revised accounting standards that may require changes to how we recognize, measure, or disclose certain transactions and balances. Future changes to IFRS, including standards related to financial instruments, revenue recognition, lease accounting, or the classification of digital assets, could materially affect our reported financial position, results of operations, or cash flows, and could require significant changes to our financial reporting systems and processes. In addition, differences in the interpretation or application of accounting standards could result in restatements or revisions to previously reported financial results. Any such changes or restatements could affect investor confidence, the trading price of our securities, and our ability to comply with financial covenants under our credit facilities.

Negative publicity or damage to our brand and reputation could adversely affect our business.

Our ability to attract and retain members, partners, and investors depends in part on the strength of our brand and reputation. Negative publicity, whether or not accurate, relating to our products, services, management, corporate governance, regulatory compliance, data security, or the broader financial services industry, could harm our reputation and erode member trust. The speed and reach of social media, online review platforms, and financial commentary forums amplify the potential impact of negative coverage, and reputational harm can occur rapidly and with limited opportunity to respond. In addition, short-seller reports, analyst downgrades, or negative commentary from market participants could adversely affect investor confidence and the trading price of our securities, regardless of the accuracy of such reports. Reputational harm could reduce member acquisition and engagement, increase member attrition, impair our ability to attract or retain employees, damage relationships with business partners, and result in increased regulatory scrutiny. Restoring a damaged reputation can be a lengthy and costly process with no assurance of success. Any material reputational harm could have a material adverse effect on our business, financial condition, and results of operations.

Our lending operations are concentrated in Canada, which exposes us to regional economic risks.

Substantially all of our loan portfolio consists of loans to borrowers located in Canada. This geographic concentration means that our lending business is disproportionately exposed to economic conditions, regulatory developments, and other factors specific to the Canadian market. A deterioration in Canada's economy, whether caused by trade disruptions, tariffs, rising unemployment, a downturn in the housing market, natural disasters, or other adverse developments, could result in higher loan default rates and increased credit losses across our portfolio in a manner that would not affect a more geographically diversified lender. Our ability to mitigate this concentration risk through geographic expansion is limited by regulatory requirements, the cost of entering new markets, and the need to develop market-specific underwriting capabilities. If Canadian economic conditions deteriorate materially, our business, financial condition, and results of operations could be adversely affected to a greater degree than those of competitors with more geographically diversified lending operations.

Evolving expectations and political scrutiny related to environmental, social, and governance matters could expose us to reputational and regulatory risk.

Investors, regulators, employees, and other stakeholders in both Canada and the United States have placed increasing emphasis on corporate environmental, social, and governance (“ESG”) practices. At the same time, there has been a growing political backlash against ESG initiatives in certain U.S. jurisdictions, including legislative and regulatory efforts to restrict the consideration of ESG factors in investment and business decisions. As a dual-listed company, we face the challenge of navigating these diverging expectations. Actions we take, or choose not to take, in response to ESG-related matters, including public statements, diversity and inclusion initiatives, climate-related disclosures, or investment practices, could attract criticism from stakeholders on either side of these debates. Failure to meet evolving ESG-related expectations could result in reputational harm, reduced access to capital from ESG-focused investors, or difficulty attracting and retaining employees, while actions perceived as overly focused on ESG could attract scrutiny from investors, political actors, or regulators opposed to such initiatives. Any of these outcomes could adversely affect our reputation, business relationships, and results of operations.

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

On December 29, 2025, the Company’s name was changed to Orion Digital Corp. and on January 2, 2026 the Company’s common shares began trading under the new ticker symbol ORIO on the Nasdaq and TSX.

See “Item 4 – C. Organizational Structure" and “Item 10 – C. Material Contracts” for additional information on our corporate structure, including a list of our major subsidiaries.

Our principal place of business is located at 516-409 Granville St, Vancouver, BC, V6C 1T2, telephone number (604)-659-4380, and our registered office is located at Suite 2700, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Our website can be accessed at www.orion-digital.com. The information contained on, or accessible through our website is not incorporated by reference into this annual report. Our agent for service of process in the United States is C T Corporation System, located at 28 Liberty Street, New York, NY 10005. Copies of our electronic filings can be accessed on the SEC website at www.sec.gov.

We made capital expenditures of $0.05 million, $0.08 million, and $0.2 million in 2025, 2024, and 2023, respectively. Our capital expenditures were primarily for the purchase of computer equipment.

B.
Business Overview

Orion Digital Corp. is a financial technology company focused on its digital wealth platform. The Company’s Intelligent Investing platform provides structured investment solutions designed to support long-term portfolio construction through automated and technology-enabled processes.

Orion Digital also operates a European payments infrastructure business that provides transaction authorization and processing services, and a Canadian consumer lending portfolio that generates cash flow and is managed with a focus on risk and capital efficiency.

Orion Digital’s capital allocation framework prioritizes reinvestment in its wealth platform, followed by investment in payments infrastructure and share repurchases where appropriate, with excess liquidity retained on the balance sheet to support operating stability and capital flexibility.

Products and Services

The Company’s primary products focus on wealth, payments and lending and include the following:

Revenue Model and Economics

The Company generates revenue across three primary business lines:

•
Wealth (subscription and services): Recurring revenue derived from platform membership fees and investment-related services, with revenue scaling alongside assets under management and member growth.
•
Payments (transaction and platform fees): Revenue generated from issuer processing, transaction-based fees, and program management services provided to enterprise and fintech clients. Revenue is correlated with transaction volume and client program activity.
•
Lending (interest income): Revenue generated from consumer lending products, with profitability driven by pricing and credit performance.

The Company’s strategy is to increase the contribution of recurring and scalable revenue streams from wealth and payments over time, while managing lending as a capital-efficient source of cash flow.

Wealth: Primary growth and strategic focus of the Company

IntelligentInvesting.ai

Intelligent Investing is a digital wealth platform designed to help Canadians build long-term wealth through disciplined, technology-enabled investing solutions. As of December 31, 2025, Intelligent Investing was delivered through two mobile applications, the Intelligent Investing app (managed investing) and the MogoTrade app (self-directed investing), which together formed an integrated investing ecosystem. Intelligent Investing consists of two core offerings:

Managed Investing

The Company’s managed investing solution is delivered through the Intelligent Investing mobile application.

The Intelligent Investing app provides a fully managed digital investing experience designed to simplify long-term wealth building through automation and structured portfolio management. Members make recurring or one-time contributions into professionally managed portfolios constructed with a strategic focus on broad-market ETFs, such as those tracking the S&P 500. Dividends are automatically reinvested.

There are no account minimums, and members may deposit or withdraw funds without transaction fees. Portfolios are constructed and managed based on each member’s investment objectives and risk profile.

Investments held through the Intelligent Investing app are managed by IIWMI, a registered portfolio manager, investment fund manager, and exempt market dealer in Canada.

The Intelligent Investing application is available on the Apple App Store and Google Play Store.

Self-Directed Investing

The Company’s self-directed investing solution is a commission-free self-directed stock trading platform delivered through a mobile app that allows members to trade equities listed on major exchanges, including the TSX, TSX Venture Exchange, Nasdaq, and NYSE. The platform is designed to support informed investment decision-making through integrated research tools and educational resources.

The Company’s self-directed investing platform is offered by IISI, a dealer member regulated by the Canadian Investment Regulatory Organization (CIRO).

The Intelligent Investing self-directed trading application is available on the Apple App Store and Google Play Store.

Platform Integration and Technology

While managed and self-directed investing were offered through separate applications as of December 31, 2025, they operate within a common Intelligent Investing framework and subscription model. Together, they provide members with access to both professionally managed portfolios and self-directed trading capabilities within a single investing ecosystem.

The Intelligent Investing platform is built on cloud-based infrastructure leveraging internally developed microservices and standardized APIs. The architecture is designed to support scalability, regulatory compliance, and integration with third-party data providers, custodians, and market infrastructure.

The Company continues to invest in technology enhancements across the Intelligent Investing platform. This includes ongoing development and evaluation of advanced analytics and artificial intelligence–enabled capabilities intended to enhance personalization, portfolio insights, research functionality, and operational efficiency. While such capabilities were at various stages of development as of December 31, 2025, the Company expects data-driven and AI-enabled tools to play an increasing role in supporting member experience and platform differentiation over time.

Wealth revenue is primarily recurring in nature and benefits from operating leverage as assets under management and member engagement increase.

Tactex Asset Management

Tactex, a division of IIWMI, offers an independent platform designed to empower portfolio managers to grow their business on their own terms. Tactex provides the regulatory, technological, and operational infrastructure needed for advisors to thrive - professionally and financially. IIWMI is registered as a portfolio manager in all Canadian provinces and territories, as an Investment fund manager in the provinces of Ontario and Quebec, and as an exempt market dealer in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Newfoundland and Labrador and Prince Edward Island.

Payments: Infrastructure layer supporting transaction authorization and client programs

Carta is a digital payments software company, founded in 2008, which provides technology and services that enable financial technology companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services. The Carta platform provides the infrastructure needed to help fintech and payments businesses build and manage their payment systems, and supports prepaid, debit, and credit card issuer processing. Carta is certified as a Visa and MasterCard processor with active card programs in over 11 countries, and annual transaction volume of approximately $12 billion.

Payments revenue is driven by transaction volume and client program activity, with revenue scaling as customer programs grow and expand.

Lending: Cash-generative business managed for risk and capital efficiency

The Company’s lending business provides unsecured consumer credit and is operated with a focus on disciplined underwriting, portfolio monitoring, and cash flow generation. The business is not a primary growth driver and is managed within defined risk and capital constraints.

Operating under the Mogo brand, the Company primarily offers an unsecured open line of credit product (the “Mogo Line of Credit”), which is designed to provide members with access to short-term liquidity. The Mogo Line of Credit provides approved members with access to credit up to $5,000 at a rate of 34.37%, subject to applicable provincial regulations and individual credit assessment. The Company's loan portfolio also includes loans originated prior to 2025 at rates higher than 34.37%, which remain in effect at their original terms for existing borrowers. Members may obtain a no-obligation pre-approval through a fully digital application process and funding is completed electronically.

The lending experience is designed to be digital-first and highly automated, with the objective of reducing paperwork and minimizing manual intervention. The Company utilizes proprietary credit decisioning models that incorporate multiple data sources and analytical methodologies to assess risk and determine eligibility and credit limits.

Credit Decisioning and Technology

A core component of the Company’s lending platform is its data-driven underwriting and risk management framework. The Company leverages internally developed risk models, behavioral data, third-party bureau data, and other permitted data sources to inform credit decisions and ongoing account management. The Company continues to enhance its credit decisioning and operational capabilities through advanced analytics and artificial intelligence–enabled tools. These technologies are used to support: risk assessment and credit limit determination; fraud detection and identity verification; automated income and account verification processes; portfolio monitoring and collections prioritization.

Automation is embedded throughout the lending lifecycle, from application and underwriting through servicing and collections. While automated systems are central to the workflow, human oversight remains in place where required by policy, regulation, or internal risk controls.

The Company expects continued investment in AI-driven and automation technologies to improve operational efficiency, reduce manual processing requirements, strengthen risk management, and streamline the member experience over time. These initiatives remain subject to regulatory requirements, internal governance standards, and technological development timelines.

Integrated Financial Ecosystem

The Company’s lending business operates within a broader financial ecosystem that includes Intelligent Investing.

While the lending product is designed to address short-term liquidity needs, the broader platform provides members with access to tools and services intended to support longer-term financial management and wealth-building objectives.

Investment Portfolio (“Orion Digital Ventures”)

Orion Digital owns a portfolio consisting of approximately 15 investments in private and public companies and bitcoin ETFs. The Company’s investment portfolio is managed opportunistically and is not a core component of its operating strategy.

As of December 31, 2025, Orion Digital's investment portfolio was valued at approximately $21 million and included:

•
A stake in TSX-listed WonderFi Technologies Inc. ("WonderFi"), a fully regulated crypto exchange in Canada;

•
Investments in leading and emerging Crypto, Web 3.0 platforms and gaming companies, including Gemini, NFT Trader, and Enthusiast Gaming (NASDAQ:EGLX); and
•
Legacy investments including Hootsuite, Blue Ant Media and Alida, with a focus on monetizing these investments.

In the financial year ended December 31, 2025 and subsequently in 2026, Orion Digital monetized approximately $19.5 million and $8.4 million respectively, of its investment portfolio through a sale of its remaining stake in WonderFi.

General Development of the Business

Orion Digital has continued its evolution with a series of strategic and financial initiatives throughout 2025 and early 2026 as described in more detail below.

In 2026, Orion Digital:

•
Completed a Corporate Rebrand and Ticker Change. On December 29, 2025, the Company changed its corporate name from Mogo Inc. to Orion Digital Corp., reflecting its evolution toward a multi-platform digital financial infrastructure business operating across wealth and payments. The Company's common shares began trading under the new ticker symbol "ORIO" on Nasdaq and TSX on January 2, 2026.
•
Exited Remaining WonderFi Position. In January 2026, the Company exited its remaining equity position in WonderFi. The transaction increased the Company's cash and cash equivalents by more than 50% compared to Q3 2025 to approximately $27 million, further strengthening the Company's balance sheet and liquidity position.

Three Year History

In 2025, Orion Digital:

•
Completed Phase 1 of the Redesign and Rebuild of Intelligent Investing Platform. In Q4 2025, the Company completed Phase 1 of the comprehensive redesign and rebuild of the Intelligent Investing platform, including enhancements to performance and reliability, expanded portfolio information and suitability processes, new goal-setting and planning tools, improved transfer management capabilities, and other product and user experience improvements. Assets under management on the Company's wealth platform totaled $498.3 million as at Q4 2025, representing a 17% increase year-over-year.
•
Extended Credit Facility with Fortress Investment Group. In February 2025, the Company amended the Credit Facility, being its senior secured credit facility with funds managed by affiliates of Fortress Investment Group LLC. The amendments extended the maturity date by three years, until January 2, 2029, and reduced the interest rate by 100 basis points from SOFR plus 8%, to SOFR plus 7%.
•
Exited Legacy Institutional Brokerage Business. In Q1 2025, the Company exited its legacy institutional brokerage business, as part of management's strategic focus on eliminating sub-scale revenue streams and prioritizing higher margin offerings. The institutional brokerage business contributed $5.3 million of revenue for the financial year ended December 31, 2024, with a negligible operating margin. These revenues were reported within other subscription and services revenue.
•
Monetized WonderFi Investment. In May 2025, WonderFi announced that it had entered into a definitive agreement to be acquired by Robinhood Markets, Inc. In 2025, the Company monetized approximately $19.5 million of its investment in WonderFi.
•
Refocused Carta on European Payments Operations. During 2025, the Company ceased payments operations in Canada in order to focus the Carta platform primarily on European payments programs. Excluding the previously exited Canadian operations, European payments volume increased from $2.8 billion in Q4 2024 to $3.1 billion in Q4 2025, representing growth of 14% year-over-year.
•
Completed Carta Migration to Oracle Cloud Infrastructure. In Q1 2025, Carta completed its transition to Oracle Cloud Infrastructure ("OCI"), supporting the scalability and operational efficiency of the Company's payments platform in Europe.
•
Continued Share Repurchase Program. In 2025, the Company repurchased 548,091 common shares under its share repurchase program. As of December 31, 2025, Orion Digital had repurchased a total of 1,667,185 common shares since June 2022, representing approximately 7.0% of its outstanding shares.
•
Continued Execution on its Bitcoin treasury strategy. The Company believes its Bitcoin exposure appropriately reflects its long-term capital allocation objectives. Management’s near-term capital allocation priorities remain focused on reinvesting in the Company’s Wealth and Payments platforms and opportunistically repurchasing common shares where appropriate.

•
Adapted Lending Products to New Interest Rate Legislation. Effective January 1, 2025, the Company became subject to new legislation in Canada that reduces the maximum allowable interest rate to 35% APR. The Company has implemented changes to its lending products to comply with these requirements. All loans originated in 2025 were issued at rates within the new legislative limit.

In 2024, Orion Digital:

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
•
Partnered with Postmedia to Launch Educational Wealth Content Channel. The Company announced a strategic partnership with Postmedia, Canada’s largest news media company, to create a new digital wealth content channel aimed at educating Canadians on investing, wealth accumulation, and financial management. As the founding sponsor, The Company will contribute educational resources, including its wealth calculator, to help users improve their financial literacy. Postmedia, with a reach of 17.8 million Canadians monthly, will independently operate the channel on its Financial Post platform. Additionally, the Company issued 500,000 warrants to purchase Common Shares to Postmedia as part of the agreement.
•
Partnered Exclusively with Tom Lee’s Fundstrat to Offer Equity Market Research. The Company announced an exclusive partnership with Thomas Lee’s Fundstrat Global Advisors to provide users of its digital wealth solutions with premium access to top-tier equity market research. This collaboration offers Canadian retail investors exclusive insights from Fundstrat’s FS Insight research, which is typically available to large institutional clients. As a result of the partnership, our users have access to exclusive webinars, interviews, and research from Tom Lee and other experts, aimed at enhancing their investment decision-making and giving them a competitive edge in the market.
•
Carta Reported 23% Increase in Transaction Volume. Carta reported a 23% increase in quarterly transaction volume, reaching a record $3.0 billion in Q3 2024. This growth highlights Carta's expanding reach, particularly with large European customers, bringing its annual run rate to $12 billion.
•
Appointed a New Auditor. On October 1, 2024, the Company appointed MNP LLP, Chartered Professional Accountants, as the Company’s new auditor, replacing KPMG LLP, Chartered Professional Accountants.

In 2023, Orion Digital:

•
Announced WonderFi Business Combination. In July 2023, the Company announced that Coinsquare Ltd. ("Coinsquare") completed a business combination with WonderFi and CoinSmart Financial Inc. This transaction positioned the resulting entity, WonderFi (TSX:WNDR), as the only fully regulated crypto exchange in Canada. The Company’s shares in Coinsquare were exchanged for ~87.0 million shares of WonderFi in the business combination, making the Company the largest shareholder of WonderFi. Certain of the WonderFi shares were subject to a lock-up period, with gradual release scheduled until January 2025.
•
Entered Multi-Year Agreements with Oracle. The Company entered multi-year agreements with OCI in October 2023 to transition to its cloud infrastructure to support the long-term growth of the Company's digital wealth platform. Carta also announced that it selected OCI to accelerate innovation and support future growth.
•
Expanded Partnership with Snowflake. The Company expanded its partnership with Snowflake, the Data Cloud company, to integrate AI applications and scale its digital wealth offerings. By leveraging Snowflake's Data Cloud, The Company aims to enhance processing efficiency and introduce innovative AI solutions, empowering users to invest more effectively and achieve financial freedom.
•
Completed a Share Consolidation. In August 2023, the Company completed a share consolidation at a ratio of three pre-consolidation Common Shares to one post-consolidation Common Share (the “Share Consolidation”), regaining compliance with the minimum bid price requirement under the Nasdaq Listing Rule 5550(a)(2). The Common Shares commenced trading on the TSX and Nasdaq on a post-consolidation basis at the start of trading on August 14, 2023.
•
Prioritized Profitability. During the year ended December 31, 2023, the Company continued to focus on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. The Company narrowed its strategic focus and completed the wind down of its legacy Mogo app including its prepaid card product, MogoCard, and its identity fraud monitoring product, MogoProtect.
•
Amended Postmedia Agreement. The Company amended its marketing collaboration agreement with Postmedia, and extended it until December 31, 2024, aiming to leverage Postmedia's extensive media network to reach a broader audience.
•
Launched MogoTrade App in Quebec. In 2023, the Company expanded its market reach by launching the MogoTrade app in Quebec, offering it in both English and French languages. This move increased the company's total addressable market opportunity by approximately 28%. Additionally, on May 15, 2023, MogoTrade removed invitation-only restrictions, making the application available to the general public.
•
Filed New Base Shelf Prospectus. On November 6, 2023, the Company filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec. The prospectus replaced the prospectus that was filed in 2021, enabling the Company to make offerings of Common Shares, preferred shares, debt securities, warrants to purchase Common Shares, preferred shares or debt securities, or any combination thereof of up to an aggregate offering price of US$250 million at any time during the 25-month period that the prospectus remains effective.
•
Announced Carta's Growth. The Company's digital payment solutions business, Carta, experienced significant growth, processing over $2.2 billion of payments volume in Q1 2023. This marked a notable increase of over 43% compared to Q1 2022, reflecting the continued expansion and adoption of Carta's services.
•
Launched Normal Course Issuer Bid on TSX. In August 2023, the Company received approval from the TSX to commence repurchasing its Common Shares on the TSX pursuant to a normal course issuer bid (the "NCIB"). The NCIB is in addition to the Company's existing Common Share buyback program launched on the Nasdaq in March 2022 (the "Nasdaq Bid" and together with the NCIB, the "Bids"). Under the Bids, The Company may purchase up to 2,183,000 Common Shares (on a post-consolidation basis), representing approximately 10% of the public float of The Company's outstanding Common Shares as at March 21, 2023. Purchases under the Bids will be made through the facilities of the TSX, Nasdaq or other designated exchanges or any Canadian or US alternative trading system. In accordance with the policies of the TSX, the period of the NCIB was considered to have commenced on March 22, 2023 and ran until March 21, 2024. Under the NCIB, the Company repurchased 104,800 Common Shares through the facilities of the TSX. The Nasdaq Bid remains on-going and the Company is able to repurchase up to US$7.5 million in Common Shares thereunder.

Product Development

Orion Digital is a product-driven company focused on building digital wealth solutions that support disciplined capital allocation in financial systems that are increasingly automated and AI-assisted. Our CEO leads our product team, ensuring that development priorities are aligned with the Company's capital allocation framework, which prioritizes reinvestment in our wealth platform, followed by investment in payments infrastructure. Our product development is informed by member behavior data, platform performance metrics, and market trends, and we continuously refine our platforms to improve usability, reliability, and the overall member experience. Our primary product development focus is the Intelligent Investing platform, a unified wealth platform that integrates managed and self-directed investing capabilities within a single interface. We expect to continue to invest in products and platform enhancements that we believe meet our return-on-investment criteria and that advance the Company's position as a digital wealth infrastructure business.

Our Platforms

Intelligent Investing Platform

Intelligent Investing is a cloud-based system built on internally developed microservices that communicate through RESTful Application Program Interfaces ("APIs"). Application data resides in both Canada as well as the United States. We rely on a vast list of third parties to ensure that customers are making financial decisions based on correct market information and market analysis.

The platform is designed to support a largely self-directed user experience, reducing reliance on operational support. Its core technology foundation was acquired in 2021 and has since been further developed and enhanced by the Company. The platform also leverages shared infrastructure developed across Orion Digital’s other business lines, including services related to ledgering, funds transfer, account creation and account management.

Mogo Platform

The Company operates an integrated, cloud-based platform designed to deliver financial products to consumers, with a focus on providing access to credit for individuals with non-prime or evolving credit profiles. The platform is built using a modular architecture of internally developed services, supporting reliability and flexibility.

The platform is designed to provide a largely self-service user experience through digital interfaces. For loan customers, this includes the MogoAccount portal, which enables members to manage their accounts, access product information and receive communications.

Automation and data analytics are embedded within the platform’s processes, supporting application processing, transaction execution, credit decisioning and marketing activities. The platform also utilizes standardized interfaces to integrate with third-party service providers, allowing for flexibility and ongoing enhancement of functionality. Data generated through platform operations is used to monitor performance and support continuous improvement in credit and operational processes.

Carta Platform

Carta's business-to-business ("B2B") offering is based on a hosted platform with data centers in North America and Europe with direct connectivity to global card payment networks – Visa and MasterCard ("Payment Networks"). The platform is designed to comply with applicable data security and privacy standards, including Payment Card Industry Data Security Standards (PCI DSS Level 1), General Data Protection Regulation (GDPR), and regional and bank partner regulatory requirements.

Carta serves customers seeking to issue payment cards by providing connectivity to the Payment Networks and client facing interfaces that enable management of the card programs. Customers access the platform through APIs and administration portals built on these APIs, enabling, real-time creation and modification of user accounts and issuing of 16 Digit Personal Account Numbers ("PANs").

The core component of the platform is the authorization functionality which enables real-time authorizations of transactions based on configurable rules within the Carta system. Customers may also interact with the authorization process through Carta's delegated authorization service,Issuer Link, which allows for the application of additional customer-defined controls beyond standard processing rules. This functionality enables enhanced transaction-level controls and supports the development of differentiated card products and features.

The integrity, security and reliability of the Company’s technology and payments infrastructure are critical to its operations. The Company intends to continue investing in its platform to meet client needs and maintain confidence in its services, including through ongoing optimization of its cloud-based infrastructure to support global payment processing with localized performance and connectivity to the Payment Networks. The platform is designed to maintain low authorization latency and high availability, while delivering scalable, consistent performance and resilience as transaction volumes grow.

In 2025, Carta exited its Canadian payments business to focus on its core European market.

Platform Maintenance

We maintain our platforms with 37 full‑time technology and credit risk analysis employees (credit risk, product, design, development, business intelligence and information technology) as of December 31, 2025 (excluding Carta). For Carta, we have 52 full-time technology employees (Payment Systems, Information Technology and Compliance, Software Engineering, Site Reliability Engineering).

Principal Markets

Orion Digital competes in the financial services industry in Canada and in Europe through its payments subsidiary, Carta Worldwide. In particular, we currently operate in all provinces and territories of Canada with some product-specific limitations in certain provinces.

The following table details the breakdown of revenue by category of activity in geographic markets for the years ended December 31:

($000s)
	Years ended December 31,
	2025	2024	2023
Subscription and services revenue:
Canada	32,671	35,216	32,668
Europe	9,659	7,892	6,117
Interest revenue:
Canada	26,287	28,098	26,436
Total revenue	68,617	71,206	65,221

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

Marketing

Mogo and Intelligent Investing

The Company’s marketing strategy is focused on acquiring and retaining long-term investing customers through clear value propositions, transparent pricing, and consistent product experience. Marketing efforts emphasize disciplined investing, simplicity, and alignment with long-term market performance.

We deploy a fully integrated, multi-channel strategy that blends performance marketing with long-term brand building. This includes:

•
Web & Funnel Optimization - Our websites - including intelligentinvesting.ai and mogo.ca - serve as core entry points for onboarding new members. Each site is optimized to reflect the sophistication and simplicity of the Intelligent Investing experience, with an emphasis on education, clarity, and frictionless activation.
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
•
Performance Marketing - We run data-driven campaigns across digital platforms to acquire high-intent users efficiently. Messaging focuses on our key differentiators: no-fee self-directed investing, automated S&P 500 portfolios and access to Fiscal.ai research tools, all under a simple, subscription-based membership.
•
Strategic Partnerships - We've partnered with Fundstrat and Tom Lee, one of Wall Street’s most respected strategists, to infuse institutional-grade market insights into our platform.
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

We continue to market our consumer lending products through the Mogo brand, which generates stable demand through established digital channels and customer base. Lending acquisition efforts are managed efficiently alongside our wealth marketing, with a focus on disciplined underwriting and high-quality borrower acquisition.

Carta

Carta is a B2B platform with sales and marketing activities focused on fintechs, banks, and other corporations seeking to issue payment cards. Carta's primary market is Europe, with business development driven primarily through existing client relationships, channel partnerships and inbound interest, including industry referrals and digital channels.

Intellectual Property

In accordance with industry practice, we protect our proprietary rights through a combination of copyright, trademark, design patent, trade secret laws and contractual provisions. The source code for our software is protected under Canadian and applicable international copyright laws. We currently have a pending and registered Canadian industrial design and a pending United States design application for "Display Screen Having Graphical User Interface for Investment Management". We have no issued or pending utility patent applications.

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

We are the registered owners of trademarks in Canada, the United Kingdom and the European Union. We are the authorized user of various social media handles, pages and profiles that reflect the Mogo and Intelligent Investing brands and we have registered and maintain the registration of a variety of domain names that include "Mogo" or variations of "Mogo", and "intelligentinvesting" as well as cartaworldwide.com.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed. See “Item 3. Key Information—D. Risk Factors”.

Specialized Skill and Knowledge

As of December 31, 2025, Orion Digital had 198 team members including employees and contractors. With over twenty years of operating experience, we have developed strong competencies across multiple disciplines. In addition to 50 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, customer experience, operations, governance, legal and compliance. Our team supports the delivery and development of Orion Digital's wealth, payments infrastructure, and consumer lending operations through a combination of technology, financial services, and operational expertise. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Orion Digital's passion for innovation through our products, platform and brand.

Competitive Conditions

Mogo and Intelligent Investing

The financial services industry continues to undergo rapid transformation, driven by shifting consumer expectations, digital innovation, and growing dissatisfaction with traditional financial institutions. Our competitors include other financial technology companies, other consumer finance companies, brokerages, online lenders, mortgage brokerages, traditional financial institutions such as banks, credit unions, and new market entrants. We compete with various financial services companies in each of our main products including financial technology companies such as Wealthsimple, Koho, Questrade, Qtrade and Webull; large Schedule I banks such as TD Canada Trust, Scotiabank, Royal Bank of Canada, Tangerine, Canadian Imperial Bank of Commerce, EQ Bankand Bank of Montreal; credit unions such as Meridian Credit Union and Coast Capital Savings Federal Credit Union; and consumer credit companies such as Capital One, Fairstone Financial Inc., and goeasy.

What sets Orion Digital apart is our strategic focus on long-term financial outcomes rather than short-term engagement or product volume. Our Intelligent Investing platform is designed to disrupt the traditional wealth industry by offering a simple, powerful solution that helps users actually build wealth over time, where banks and brokers often profit from complexity, fees and frequent trading. The platform is designed to emphasize long-term investing principles, including diversification, cost efficiency, and minimizing behavioral decision errors.

We are also the only non-prime lender in Canada offering an integrated pathway from borrowing to investing -allowing us to serve a broader financial journey than most competitors. We believe our multi-pronged differentiation, including a clear value-driven strategy, 22 years of proprietary data, a strong brand, a talented team, and growing scale, positions us as a category-defining alternative to both legacy institutions and newer fintech entrants. As new players continue to enter the market, few are aligned with long-term outcomes in the way we are. Our focus is not just on acquiring users, but on helping them win financially for life.

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

Carta operates in the European Union and is subject to the General Data Protection Regulation (GDPR).

Following the United Kingdom's withdrawal from the European Union, our UK operations are subject to the UK General Data Protection Regulation (UK GDPR) and the Data Protection Act 2018, which together establish the UK's data protection framework and are enforced by the UK Information Commissioner's Office. The UK GDPR is substantially aligned with the EU GDPR but is subject to independent interpretation and potential divergence over time.

Operational Resilience and Cybersecurity

As a provider of services to financial institutions operating in the European Union, we are subject to, or otherwise required to support our clients' compliance with, the Digital Operational Resilience Act (Regulation (EU) 2022/2554) (DORA), which took effect on January 17, 2025. DORA establishes a harmonized framework for information and communication technology (ICT) risk management, incident reporting, operational resilience testing, and oversight of third-party ICT service providers across the EU financial sector.

We are also subject to, or otherwise required to support our clients' compliance with, Directive (EU) 2022/2555 (NIS2), which strengthens cybersecurity risk management, governance and incident reporting obligations for essential and important entities across the European Union, as implemented by each EU member state in which we or our clients operate.

Artificial Intelligence

Our European operations are subject to Regulation (EU) 2024/1689 (the EU Artificial Intelligence Act), which establishes a risk-based regulatory framework for the development, deployment and use of artificial intelligence systems in the European Union. The EU AI Act is being phased in, with prohibitions on certain AI practices and AI literacy obligations applicable from February 2, 2025, governance and general-purpose AI model obligations applicable from August 2, 2025, and the majority of the remaining obligations, including those applicable to high-risk AI systems, becoming applicable on August 2, 2026. We continue to monitor our use of AI systems and evaluate applicability of, and compliance obligations under, the EU AI Act.

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

Securities & Investments

Our business is subject to the securities legislations and regulations as developed and enforced by the provincial securities and investment regulators, the Canadian Securities Agency ("CSA") and CIRO. CIRO is committed to the protection of investors, providing efficient and consistent regulation, and building Canadians’ trust in financial regulation and the people managing their investments and is the primary body overseeing the activities of IISI which is registered as an investment dealer. Furthermore, IIWMI holds registrations as both an exempt market dealer and as a portfolio manager. The primary regulatory framework for these activities is governed by National Instrument 31-103, National Instrument 45-106, and their related regulations and enforced by each of the provinces respective securities regulator, with the primary regulator for IIWMI being Quebec’s Autorité des Marchés Financiers where IIWMI is headquartered.

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

C.
Organizational Structure

Orion Digital has a number of direct and indirect subsidiaries, each of which is wholly‑owned by the Company. The following table sets out our significant subsidiaries, including their place of incorporation and our ownership interest, as of December 31, 2025:

Name of Entity	Place of Incorporation	Ownership Interest
Mogo Finance Technology Inc.	British Columbia	100%
Mogo Financial Inc	Manitoba	100%
IntelligentInvesting Securities Inc.	Canada	100%
IntelligentInvesting Wealth Management Inc.	Canada	100%
IntelligentInvesting Financial Technologies Inc.	Canada	100%
Carta Solutions Holding Corp.	Canada	100%
Carta Financial Services Ltd	United Kingdom	100%

Reorganization

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares of the Company. As at December 31, 2025, there were 23,943,550 common shares and no preferred shares issued and outstanding.

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

Experts

The consolidated financial statements of Company which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes, have been included herein in reliance upon the reports of MNP LLP and KPMG LLP, independent registered public accounting firms, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

D.
Property, Plants and Equipment

The following table summarizes our principal leased properties as of December 31, 2025 consisting of an office in Vancouver, currently subleased to a third party, and an office in Casablanca that houses the engineering team supporting our Carta business operations. The Company does not own any real property and is remote-first with respect to its North America operations. We also have two short-term leased properties in Vancouver for administrative and IT support purposes and two short-term leased properties in Montreal that support our wealth businesses that may be relocated without significant cost or disruption.

	Square Footage	Lease Expiration Date
Vancouver, BC, Canada	13,193 sq. ft.	July 2027
Casablanca, Morocco	3,900 sq. ft	August 2026

In 2023, we executed an Indenture to Sublease our 13,193 sq ft. Vancouver office to a third-party and entered a lease for a smaller office. During 2025, our Winnipeg lease, no longer necessary given the transition of our Canadian employees to remote work, was allowed to expire. Also during 2025, our leases in Charlottetown, PEI and Nicosia, Cyprus expired. These sites previously housed Carta's data centers and were no longer required following Carta's exit from its Canadian payments business and completion of its migration to cloud-based storage solutions for its European business. We consider our property in Casablanca to be adequate for its purpose. We currently expect to extend the terms of this lease or to find a replacement site on commercially acceptable terms. We do not anticipate any environmental issues that may affect the Company’s utilization of the assets. There are no plans to expand or improve the facilities described above.

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

Please refer to our Annual Report on Form 20-F, filed with the SEC on April 30, 2025, for discussion of financial results for the years ended December 31, 2024 and 2023.

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

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	December 31, 2025	December 31, 2024	Change %
Key Business Metrics
Orion members (000s)	2,328	2,194	6%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
IFRS Measures
Revenue	$17,391	$18,042	(4)%	$68,617	$71,206	(4)%
Subscription and services revenue	10,874	11,292	(4)%	42,330	43,108	(2)%
Wealth revenue	3,843	2,907	32%	14,542	10,670	36%
Payments revenue	2,373	2,360	1%	9,906	8,634	15%
Net (loss) income	(5,662)	10,395	n/a	(8,535)	(13,680)	(38)%
Cash provided by (used in) operating activities	585	540	8%	(964)	(1,271)	(24)%
Other Key Performance Indicators(1)
Adjusted revenue	17,391	16,213	7%	67,775	65,083	4%
Adjusted subscription and services revenue	10,874	9,463	15%	41,488	36,985	12%
Adjusted payments revenue	2,373	2,126	12%	9,657	7,822	23%
Adjusted EBITDA	2,177	2,083	5%	7,127	6,649	7%
Adjusted net loss	(130)	(449)	(71)%	(2,331)	(4,064)	(43)%
Cash provided by operations before investment in gross loans receivable	5,995	4,120	46%	19,565	14,539	35%

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Orion members(1)

Our total member base grew to 2,328,000 members as at December 31, 2025, from 2,194,000 members as at December 31, 2024, representing an increase of approximately 6% or 134,000 net members. From Q3 2025, net members increased by 36,000 in Q4 2025. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q4 2025 vs Q4 2024

Total revenue decreased to $17.4 million for the three months ended December 31, 2025 compared to $18.0 million in the same period last year. The decrease primarily reflects the Company’s exit from the legacy institutional brokerage business as previously announced, as well as lower interest revenue following the implementation of the 35% rate cap on consumer lending in Canada and the Company’s disciplined management of its lending portfolio.

These declines were partially offset by continued growth in the Company’s Wealth platform, as well as ongoing expansion in its Payments business.

Year ended 2025 vs 2024

Total revenue decreased to $68.6 million for the year ended December 31, 2025 compared to $71.2 million in the same period last year. The decline primarily reflects the Company’s exit from the legacy institutional brokerage business and lower interest revenue following the implementation of the consumer lending rate cap in Canada and the Company’s disciplined approach to managing its lending portfolio.

These impacts were partially offset by growth in the Company’s Wealth platform, which represented the primary driver of platform revenue growth during the year, as well as continued expansion in its Payments business.

Subscription and services revenue

Subscription and services revenue represents the Company’s platform-based revenue streams, including wealth management services, payments infrastructure revenue, and other subscription-related products.

Three months ended Q4 2025 vs Q4 2024

Subscription and services revenue decreased to $10.9 million for the three months ended December 31, 2025 compared to $11.3 million in the same period last year.

Within this category, wealth revenue increased to $3.8 million, representing growth of 32% or $0.9 million compared to $2.9 million in the same period last year, reflecting continued growth in the Intelligent Investing platform.

Payments revenue remained consistent at $2.4 million compared to the same period last year reflecting stable transaction activity within the Carta platform.

These increases were offset by a decrease in other subscription and services revenue primarily due to the Company's exit from the legacy institutional brokerage business in the year.

Year ended 2025 vs 2024

Subscription and services revenue decreased to $42.3 million for the year ended December 31, 2025 compared to $43.1 million in the same period last year.

Wealth revenue increased to $14.5 million representing a 36% or $3.8 million compared to $10.7 million in the same period last year. Wealth represented the primary source of platform revenue growth during the year, reflecting the rollout of Phase 1 of the Company’s Intelligent Investing platform.

Payments revenue increased to $9.9 million representing growth of 15% or $1.3 million compared to $8.6 million in the same period last year. This increase reflects growth in European transaction volumes within the Company’s Carta payments infrastructure.

These increases were offset by a decline in other subscription related revenue, primarily reflecting the Company's exit from the legacy institutional brokerage business in the year.

Net loss

Three months ended Q4 2025 vs Q4 2024

Net loss was $5.7 million for three months ended December 31, 2025, compared to net income of $10.4 million in the same period last year. The decrease in net income is primarily due to the $2.6 million revaluation loss on investment portfolio and marketable securities in the current quarter compared to a $13.8 million gain in the same period in the prior year.

Year ended 2025 vs 2024

Net loss was $8.5 million for the year ended December 31, 2025, which is a decrease in net loss of $5.1 million compared to net loss of $13.7 million in the same period last year. The decrease in net loss is primarily due to other income related to agreements entered with WonderFi and its related shareholder groups to amend investor rights agreements (“IRAs”) as well as increased gross profit in the year.

Net cash provided by (used in) operating activities

Three months ended Q4 2025 vs Q4 2024

Net cash provided by operating activities was $0.6 million for the three months ended December 31, 2025, which is consistent with the same period last year.

Year ended 2025 vs 2024

Net cash used in operating activities was ($1.0) million for the year ended December 31, 2025, which is an improvement of $0.3 million compared to net cash used in operating activities of ($1.3) million in the same period last year. The change was primarily due to an increase in the net issuance of loan receivable offset by a cash inflow related to the IRA amendments as previously discussed.

Other Key Performance Indicators

These measures are used by management and the Board to understand and evaluate our core operating performance and trends. Management considers cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

Adjusted revenue(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted revenue was $17.4 million for the three months ended December 31, 2025, an increase of $1.2 million compared to $16.2 million in the same period last year. The increase was primarily driven by growth in the Company’s wealth platform, supported by continued activity within the payments infrastructure business.

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Year ended 2025 vs 2024

Adjusted revenue was $67.8 million for the year ended December 31, 2025, an increase of $2.7 million compared to $65.1 million in the same period last year. The increase reflects growth in the Company’s platform businesses, particularly the wealth platform, supported by continued expansion in the payments business.

Adjusted subscription and services revenue(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted subscription and services revenue was $10.9 million for the three months ended December 31, 2025, an increase of $1.4 million compared to $9.5 million in the same period last year.

Within this category, wealth revenue increased 32% year-over-year, reflecting continued adoption of the Intelligent Investing platform, while adjusted payments revenue increased 12%, driven by growth in European payments programs supported by the Carta platform.

Year ended 2025 vs 2024

Adjusted subscription and services revenue was $41.5 million for the year ended December 31, 2025, an increase of $4.5 million compared to $37.0 million in the same period last year. Within this category, wealth revenue increased 36% year-over-year, reflecting the rollout of Phase 1 of the Intelligent Investing platform, while adjusted payments revenue increased 23%, driven by growth in European transaction volumes within the Carta payments infrastructure platform.

Adjusted payments revenue(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted payments revenue was $2.4 million for the three months ended December 31, 2025, an increase of $0.3 million compared to $2.1 million in the same period last year, representing 12% year-over-year growth driven by increased European payments activity.

Year ended 2025 vs 2024

Adjusted payments revenue was $9.7 million for the year ended December 31, 2025, an increase of $1.9 million compared to $7.8 million in the same period last year, representing 23% year-over-year growth driven by expansion of European payments programs supported by the Carta platform.

Adjusted EBITDA(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted EBITDA was $2.2 million for the three months ended December 31, 2025, an increase of $0.1 million compared with an adjusted EBITDA of $2.1 million in the same period last year. Adjusted EBITDA has increased in the current period due to an increase in gross profit offset by increased expenses from the continued investments made to the Company's wealth products.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Year ended 2025 vs 2024

Adjusted EBITDA was $7.1 million for the year ended December 31, 2025, an increase of $0.5 million compared with an adjusted EBITDA of $6.6 million in the same period last year. This is due primarily to the reasons noted above.

Adjusted net loss(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted net loss was $0.1 million for the three months ended December 31, 2025, an improvement of $0.3 million compared with an adjusted net loss of $0.4 million in the same period last year. This change is primarily attributable to an increase in gross profit offset by increased expenses from the continued investments made to the Company's wealth products, as well as lower interest expense during the year.

Year ended 2025 vs 2024

Adjusted net loss was $2.3 million for the year ended December 31, 2025, which is an improvement of $1.8 million compared with an adjusted net loss of $4.1 million in the same period last year. This change is due primarily to the reasons noted above.

Cash provided by operating activities before investment in gross loans receivable(1)

Three months ended Q4 2025 vs Q4 2024

Cash provided by operating activities before investment in gross loans receivable was $6.0 million for the three months ended December 31, 2025, an increase of $1.9 million compared to $4.1 million in the same period last year.

The increase was primarily driven by lower interest paid of approximately $0.9 million, reflecting the amended credit facility terms, a $1.0 million payment received in connection with amendments to certain investor rights agreements (“IRA amendments”), and improved working capital management of approximately $0.2 million, partially offset by other operating changes during the period.

Year ended 2025 vs 2024

Cash provided by operating activities before investment in gross loans receivable was $19.6 million for the year ended December 31, 2025, representing an increase of $5.0 million compared to $14.5 million in the same period last year.

The increase was primarily driven by lower interest expense of approximately $1.7 million following the amendment of the Company’s credit facility and $4.0 million of payments received in connection with IRA amendments.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted revenue, adjusted subscription and services revenue, adjusted payments revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

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

The following adjusted metrics are intended to provide insight into the performance of the Company’s continuing platform businesses following the strategic exits completed in 2025.

Adjusted revenue

Adjusted revenue is a non-IFRS financial measure calculated as total revenue excluding revenue from the legacy institutional brokerage business and Carta Canada payments revenue, both of which were exited in Q1 2025.

Adjusted revenue has been updated in the current year to also exclude Carta Canada payments revenue in order to reflect the Company’s continuing operations following the strategic decision to focus the payments business on Europe.

Management believes this measure provides a more relevant view of the Company’s ongoing operating performance by excluding revenue from businesses that have been exited and by better reflecting trends within the Company’s core platform businesses.

Adjusted revenue is used by management and the Board to evaluate operating performance and to assess growth trends within the Company’s continuing lines of business.

The following table presents a reconciliation of adjusted revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Total revenue	$17,391	$18,042	$68,617	$71,206
Less:
Legacy institutional brokerage business revenue	—	(1,595)	(593)	(5,311)
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted revenue	17,391	16,213	67,775	65,083

Adjusted subscription and services revenue

Adjusted subscription and services revenue is a non-IFRS financial measure calculated as total subscription and services revenue excluding revenue from the legacy institutional brokerage business and Carta Canada payments revenue, both of which were exited in Q1 2025.

Management uses this measure to evaluate performance within the Company’s core platform revenue streams, which include the Intelligent Investing wealth platform and the Carta payments infrastructure business.

The following table presents a reconciliation of adjusted subscription and services revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subscription and services revenue	$10,874	$11,292	$42,330	$43,108
Less:
Legacy institutional brokerage business revenue	—	(1,595)	(593)	(5,311)
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted subscription and services revenue	10,874	9,463	41,488	36,985

Adjusted payments revenue

Adjusted payments revenue is a non-IFRS financial measure calculated as total payments revenue excluding Canadian payments revenue, which was exited in Q1 2025 as part of the Company’s decision to focus the Carta platform on European payments programs.

Management uses this measure to evaluate the performance and growth of the Company’s continuing payments infrastructure operations.

The following table presents a reconciliation of adjusted revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Payments revenue	$2,373	$2,360	$9,906	$8,634
Less:
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted payments revenue	2,373	2,126	9,657	7,822

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, revaluation (gain) loss, other non-operating income (expense) and income tax recovery. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net income (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net (loss) income	$(5,662)	$10,395	$(8,535)	$(13,680)
Credit facility interest expense	1,435	1,588	5,721	6,702
Debenture and other financing expense	740	774	3,184	3,324
Accretion related to debentures	132	170	553	687
Stock-based compensation	219	214	1,778	1,938
Depreciation and amortization	2,046	1,993	7,998	8,419
Revaluation loss (gain)	3,454	(13,819)	(5)	(1,322)
Other non-operating (income) expense	(89)	852	(3,231)	922
Income tax recovery	(98)	(84)	(336)	(341)
Adjusted EBITDA	2,177	2,083	7,127	6,649

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net income (loss) excluding stock-based compensation, depreciation and amortization, revaluation (gain) loss, other non-operating income (expense) and income tax recovery. This measure differs from adjusted EBITDA in that adjusted net income (loss) includes credit facility interest expense, debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s core financial performance.

Adjusted net loss has been redefined in the current quarter to exclude revaluation gains and losses related to marketable securities and investment portfolio. The Company had revised the definition of adjusted net loss to include these revaluation amounts. Management has determined that reverting to the prior definition enhances comparability with previously reported periods and aligns the presentation of adjusted net loss with the Company’s long-standing approach to evaluating operating performance.

Prior period comparatives have been restated to reflect this change in definition.

The following table presents a reconciliation of adjusted net income (loss) to net income (loss), the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net (loss) income	$(5,662)	$10,395	$(8,535)	$(13,680)
Stock-based compensation	219	214	1,778	1,938
Depreciation and amortization	2,046	1,993	7,998	8,419
Revaluation loss (gain)	3,454	(13,819)	(5)	(1,322)
Other non-operating (income) expense	(89)	852	(3,231)	922
Income tax recovery	(98)	(84)	(336)	(341)
Adjusted net loss	(130)	(449)	(2,331)	(4,064)

Cash provided by operating activities before investment in gross loans receivable

Cash provided by operating activities before investment in gross loans receivable is a non-IFRS financial measure that we calculate as cash used in operating activities, less net issuance of loans receivables. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash provided by (used in) operating activities	$585	$540	$(964)	$(1,271)
Net issuance of loans receivable	(5,410)	(3,580)	(20,529)	(15,810)
Cash provided by operations before investment in gross loans receivable	5,995	4,120	19,565	14,539

Orion members

Orion members is not a financial measure. Orion members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, Intelligent Investing, our premium account subscription offerings, unique content, or events. People cease to be Orion members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Orion members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Orion members who have accessed one of our revenue generating products.

Results of Operations

The Company’s results of operations for the year ended December 31, 2025 reflect the continued evolution of Orion Digital’s business model toward platform-based revenue streams. Growth during the period was primarily driven by expansion of the Company’s Wealth platform, Intelligent Investing, and continued development of its payments infrastructure through Carta. At the same time, total revenue was affected by the strategic exit of the legacy institutional brokerage business and lower interest revenue following the implementation of the consumer lending rate cap in Canada. The Company’s lending portfolio continues to operate as a stable cash-generating component of the business while management prioritizes investment in its Wealth platform and payments infrastructure.

The following table sets forth a summary of our results of operations for the three months and year ended December 31, 2025 and 2024:

($000s, except per share amounts)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Total revenue	$17,391	$18,042	$68,617	$71,206
Cost of revenue	5,229	6,661	20,869	24,526
Gross profit	12,162	11,381	47,748	46,680
Technology and development	2,954	2,698	11,220	10,635
Marketing	874	838	4,110	4,061
Customer service and operations	3,062	2,523	11,164	10,878
General and administration	3,095	3,239	14,127	14,457
Stock-based compensation	219	214	1,778	1,938
Depreciation and amortization	2,046	1,993	7,998	8,419
Total operating expenses	12,250	11,505	50,397	50,388
Loss from operations	(88)	(124)	(2,649)	(3,708)
Credit facility interest expense	1,435	1,588	5,721	6,702
Debenture and other financing expense	740	774	3,184	3,324
Accretion related to debentures	132	170	553	687
Revaluation loss (gain)	3,454	(13,819)	(5)	(1,322)
Other non-operating (income) expense	(89)	852	(3,231)	922
	5,672	(10,435)	6,222	10,313
Net (loss) income before tax	(5,760)	10,311	(8,871)	(14,021)
Income tax recovery	(98)	(84)	(336)	(341)
Net (loss) income	(5,662)	10,395	(8,535)	(13,680)
Other comprehensive loss:
Foreign currency translation reserve gain (loss)	355	16	(1,067)	(659)
Other comprehensive income (loss)	355	16	(1,067)	(659)
Total comprehensive loss	(5,307)	10,411	(9,602)	(14,339)

Adjusted EBITDA(1)	2,177	2,083	7,127	6,649
Adjusted net loss(1)	(130)	(449)	(2,331)	(4,064)
Basic income (loss) per share	(0.24)	0.43	(0.35)	(0.56)
Diluted income (loss) per share	(0.24)	0.43	(0.35)	(0.56)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Subscription and services revenue	$10,874	$11,292	(4)%	$42,330	$43,108	(2)%
Interest revenue	6,517	6,750	(3)%	26,287	28,098	(6)%
Total revenue	17,391	18,042	(4)%	68,617	71,206	(4)%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Subscription and services revenue
Wealth revenue	$3,843	$2,907	32%	$14,542	$10,670	36%
Payments revenue	2,373	2,360	1%	9,906	8,634	15%
Other Subscription and Services revenue	4,658	6,025	(23)%	17,882	23,804	(25)%
Total subscription and services revenue	10,874	11,292	(4)%	42,330	43,108	(2)%
Interest revenue	6,517	6,750	(3)%	26,287	28,098	(6)%
Total revenue	17,391	18,042	(4)%	68,617	71,206	(4)%

Subscription and services revenue – represents the Company’s platform-based revenue streams, including wealth management services, payments infrastructure revenue and other subscription-related products. Wealth revenue includes fees related to Orion Digital's Intelligent Investing platform and also includes portfolio management fees from our asset management business. Payments revenue consists of the transaction processing fees and other charges related to Carta. Other subscription and services revenue includes premium account fees, loan insurance revenue, referral fee revenue, partner lending fees, legacy institutional brokerage revenue and other fees and charges.

Interest revenue – represents interest earned on the Company’s consumer lending products. The lending portfolio continues to be managed primarily as a stable cash-generating component of the business, with origination levels adjusted in response to regulatory changes and macroeconomic conditions.

Wealth revenue was $3.8 million for the three months ended December 31, 2025, representing an increase of $0.9 million compared to $2.9 million in the same period last year. Wealth revenue was $14.5 million for the year ended December 31, 2025 representing an increase of $3.8 million compared to $10.7 million in the same period last year. These increases reflect continued adoption of the Company’s Intelligent Investing platform following the rollout of Phase 1 of the platform, which introduced the new managed portfolio offering during the year.

Payments revenue was $2.4 million for the three months ended December 31, 2025, which is consistent with the same period last year. Payments revenue was $9.9 million for the year ended December 31, 2025 representing an increase of $1.3 million compared to $8.6 million in the same period last year. This increase primarily reflects growth in European transaction volume within the Company’s Carta payments infrastructure platform, partially offset by the Company’s strategic exit from Canadian payments operations.

Other subscription and services revenue was $4.7 million for the three months ended December 31, 2025, which is a $1.3 million decrease compared to $6.0 million in the same period last year. Other subscription and services revenue was $17.9 million for the year ended December 31, 2025 which is a $5.9 million decrease compared to $23.8 million in the same period last year. The decrease is primarily as a result of the Company exiting the low margin legacy institutional brokerage business in the year.

Please refer to the “Key Performance Indicators” section for additional commentary on total revenue and subscription and services revenue.

Technology and development expenses

The following table provides the technology and development expenses for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Technology and development	2,954	2,698	9%	11,220	10,635	6%
As a percentage of total revenue	17%	15%		16%	15%

Technology and development expenses consist primarily of personnel and related costs associated with the Company’s product development, business intelligence and information technology infrastructure teams. Associated expenses include hosting costs, software licenses, professional services and costs related to the development and maintenance of technology assets.

Technology and development expenses were $3.0 million for the three months ended December 31, 2025, representing an increase of $0.3 million compared to $2.7 million in the same period last year. Technology and development expenses were $11.2 million for the year ended December 31, 2025, representing an increase of $0.6 million compared to $10.6 million in the same period last year. These increases primarily reflect continued investment in the development and enhancement of the Company’s Intelligent Investing platform and supporting infrastructure.

Marketing expenses

The following table provides the marketing expenses for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Marketing	$874	$838	4%	$4,110	$4,061	1%
As a percentage of total revenue	5%	5%		6%	6%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were consistent for the three months and year ended December 31, 2025 compared to the same periods last year.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Customer service and operations	$3,062	$2,523	21%	$11,164	$10,878	3%
As a percentage of total revenue	18%	14%		16%	15%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O increased for the three months ended December 31, 2025. This increase is primarily due to investment in implementing AI and automation in CS&O.

CS&O expenses remained relatively consistent for the year ended December 31, 2025 compared to the same period last year.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
General and administration	$3,095	$3,239	(4)%	$14,127	$14,457	(2)%
As a percentage of total revenue	18%	18%		21%	20%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, and other corporate expenses.

G&A expenses were $3.1 million for the three months ended December 31, 2025, which is a $0.1 million decrease compared to $3.2 million in the same period last year. G&A expenses were $14.1 million for the year ended December 31, 2025 which is a decrease of $0.4 million compared to $14.5 million in the same period last year. These decreases were due to decreases in operational costs from streamlined vendor management.

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months and year ended December 31, 2025 and 2024 were as follows:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Stock-based compensation	$219	$214	2%	$1,778	$1,938	(8)%
Depreciation and amortization	2,046	1,993	3%	7,998	8,419	(5)%
	2,265	2,207	3%	9,776	10,357	(6)%
As a percentage of total revenue	13%	12%		14%	15%

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

Stock-based compensation was $0.2 million in the three months ended December 31, 2025 consistent with the same period in the prior year. For the year ended December 31, 2025 stock-based compensation remained relatively stable at $1.8 million compared to $1.9 million in the prior year.

Depreciation and amortization remained consistent at $2.0 million in the three months ended December 31, 2025 compared to the same period last year. Depreciation and amortization decreased to $8.0 million in the year ended December 31, 2025 compared to $8.4 million in the same period last year. There was a decrease in additions to intangibles compared to the same periods in the prior year resulting in a reduction in depreciation and amortization expense.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Credit facility interest expense	$1,435	$1,588	(10)%	$5,721	$6,702	(15)%
As a percentage of total revenue	8%	9%		8%	9%

Credit facility interest expense relates to the costs incurred in connection with our credit facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense decreased for the three months and year ended December 31, 2025 compared to the same period last year. The decrease is primarily due to a lower interest rate in the current year.

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Debenture and other financing expense	$740	$774	(4)%	$3,184	$3,324	(4)%
Accretion related to debentures	132	170	(22)%	553	687	(20)%
Revaluation loss (gain)	3,454	(13,819)	n/a	(5)	(1,322)	(100)%
Other non-operating (income) expense	(89)	852	n/a	(3,231)	922	n/a
Total other expense (income)	4,237	(12,023)	n/a	501	3,611	(86)%
As a percentage of total revenue	24%	(67)%		1%	5%

Total other (income) expenses was an expense of $4.2 million for the three months ended December 31, 2025, which is a change of $16.3 million compared to income of $12.0 million for the same period last year. The change from other income to other expense was primarily driven by a revaluation gain in the prior period compared to a loss in the current period.

Total other (income) expenses was an expense of $0.5 million for the year ended December 31, 2025, which is a decrease of $3.1 million compared to $3.6 million for the same period last year. The variance is primarily due to other income related to the IRA amendments previously discussed, offset by a decrease in revaluation gain for the year.

Revaluation gains and losses was a $3.5 million loss for the three months ended December 31, 2025 compared to a $13.8 million gain in the same period last year. The variance is primarily attributable to a loss in investment portfolio and marketable securities of $2.4 million in the current period, compared to $13.6 million gain in the same period last year. Revaluation gains and losses was a $0.1 million gain for the year ended December 31, 2025 compared to a $1.3 million gain in the same period last year. The variance is primarily attributable to a revaluation loss in investment portfolio and marketable securities of $1.9 million in the current year offset by revaluation gains on the Company's debentures and foreign exchange, compared revaluation losses in the same period last year.

Other non-operating (income) expense for the three months and year ended December 31, 2025 consists primarily of income related to agreements to the IRA amendments as previously noted.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities. Debenture and other financing expense remained relatively consistent for the three months and year ended December 31, 2025.

B.
Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2025. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. The Company monitors its cash position and cash flow on a regular basis, and may monetize certain marketable securities and investments in the next 12 months to reinforce its cash position, should management consider it necessary.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance Technology Inc. in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio and marketable securities which the Company is actively seeking to monetize.

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

Economic Cash Flow Summary (Supplemental)

In addition to the consolidated statement of cash flows prepared in accordance with IFRS, management reviews cash flow by grouping activities into operating cash generation, discretionary investment, balance sheet deployment and financing activities. The following summary is provided to illustrate the economic drivers of changes in cash during the period and reconciles to the consolidated statement of cash flows.

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Core operating cash generation (Before loan deployment and discretionary investments) (1)	$6,761	$4,875	$22,493	$17,662
Discretionary growth and platform investment (2)	(1,020)	(798)	(2,658)	(3,254)
Net deployment into loan receivables (3)	(5,049)	(3,853)	(18,086)	(16,423)
Portfolio investments and monetizations (4)	3,779	—	14,374	460
Net financing and capital allocation activities (5)	(1,695)	(1,459)	(6,986)	(6,048)
Net change in cash	2,776	(1,235)	9,137	(7,603)

This table presents a management cash flow summary, which is not a standardized financial measure under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers. The net change in cash presented above reconciles to the net increase (decrease) in cash and cash equivalents reported in the consolidated statement of cash flows.

(1)
Core operating cash generation represents operating cash flow excluding net issuance of loans receivable and cash interest paid on debentures of $0.8 million for the three months ended December 31, 2025, and 2024, and $2.9 million and $3.1 million for the years ended December 31, 2025, and 2024, respectively. These amounts have been included in net financing and shareholder actions.
(2)
Investments in intangible assets and property and equipment.
(3)
Net change in loans receivable, net advances and repayments on credit facility, and changes in working capital.
(4)
Net cash flows from purchases and sales of marketable securities and investment portfolio monetizations.
(5)
Cashflow related to debenture principal and interest payments, share repurchases, lease principal payments and foreign exchange effects.

Core operating cash generation

Core operating cash generation was $6.8 million for the three months ended December 31, 2025, a $1.9 million increase. Core operating cash generation was $22.5 million for the year ended December 31, 2025 a $4.8 million increase compared to the same period last year. The change was primarily due to a cash inflow related to the IRA amendments as previously discussed, as well as a decrease in interest paid.

Discretionary growth and platform investment

Discretionary growth and platform investment was $1.0 million for the three months ended December 31, 2025, a $0.2 million increase compared to $0.8 million in the same period last year. The increased investment in Q4 reflects the Company's investment in the unified intelligent investing platform to be launched in 2026. Discretionary growth and platform investment was $2.7 million for the year ended December 31, 2025, a $0.6 million decrease compared to $3.3 million in the same period last year. The decrease is primarily due to lower overall investment in intangible assets, with development activity weighted more heavily toward the fourth quarter of the current year.

Net balance sheet deployment

Net balance sheet deployment was $5.0 million for the three months ended December 31, 2025, a $1.2 million increase compared to $3.9 million in the same period last year. This is primarily due to $0.4 million of net draws on the Company's credit facility in current period, compared to $0.3 million of net repayments in the same period in prior year. Additionally, there was an increase in the Company's net issuance of loans receivable in the current year.

Net balance sheet deployment was $18.1 million for the year ended December 31, 2025, a $1.7 million increase compared to $16.4 million. This is primarily due to higher net issuance of loans receivable and increased utilization of the credit facility, as well as a higher overall working capital cash outflow for the year.

Portfolio investments and monetizations

Portfolio investments and monetizations was $3.8 million for the three months ended December 31, 2025. Portfolio investments and monetizations was $14.4 million for the year ended December 31, 2025 compared to $0.5 million in the prior year. The increase was primarily attributable to the timing and volume of portfolio transactions completed in the current period.

Net financing and shareholder actions

Net financing and shareholder actions increased in the fourth quarter compared with the prior-year quarter and for the full year compared with the prior year, primarily reflecting higher repayments of debt and increased repurchases of common shares during the periods.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months and year ended December 31, 2025 and 2024:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash provided by operating activities before changes in working capital (1)	$6,075	$4,415	$20,552	$15,110
Other changes in working capital (1)	(80)	(295)	(987)	(571)
Cash provided by operating activities before changes in loans receivable	5,995	4,120	19,565	14,539
Cash invested in loans receivable	(5,410)	(3,580)	(20,529)	(15,810)
Cash provided by (used in) operating activities	585	540	(964)	(1,271)
Cash provided by (used in) investing activities	2,759	(798)	11,716	(2,794)
Cash used in financing activities	(534)	(974)	(1,566)	(3,517)
Effect of exchange rate fluctuations	1	(3)	(14)	(21)
Net increase (decrease) in cash for the period	2,811	(1,235)	9,172	(7,603)

(1)
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.
(2)
Operating cash flow excluding changes in working capital and net issuance of loans receivable.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivables(1) was $6.0 million for the three months ended December 31, 2025, which is a $1.9 million increase compared to $4.1 million in the same period last year. Cash provided by operating activities before investment in gross loans receivables(1) was $19.6 million for the year ended December 31, 2025, which is a $5.0 million increase compared to $14.5 million in the same period last year. The change was primarily due to a cash inflow related to the IRA amendments as previously discussed, as well as a decrease in interest paid.

Cash invested in loans receivable was a $5.4 million outflow in the three months ended December 31, 2025 compared to a $3.6 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash provided by operating activities was consistent at $0.6 million for the three months ended December 31, 2025 compared to the same period last year. Cash used in operating activities was ($1.0) million for the year ended

December 31, 2025, which is a decrease of $0.3 million compared to cash used in operating activities of ($1.3) million in the same period last year. The change was primarily due to an increase in cash invested in loans receivable.

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

Cash provided by investing activities in the three months ended December 31, 2025 was $2.8 million compared to cash used in investing activities of ($0.8) million in the same period last year. Cash provided by investing activities in the year ended December 31, 2025 was $11.7 million compared to cash used in investing activities ($2.8) million in the same period last year. The increase in cash provided by investing activities is primarily due to inflows from the monetization of marketable securities in the current year.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended December 31, 2025 was ($0.5) million compared to ($1.0) million for the same period last year. The decrease is due to $0.4 million of net draws on the Company's credit facility in current period compared to $0.3 million of net repayments in the prior period as well as a decrease in repayments on debentures and principal repayments of lease liabilities. Cash used in financing activities in the year ended December 31, 2025 was ($1.6) million compared to cash used in financing activities of ($3.5) million for the same period last year. This is primarily due to $2.4 million of net draws on the Company's credit facility in current year offset by the repurchase of common shares, compared to $0.6 million of net repayments in the prior period.

Contractual Obligations

The following table shows contractual obligations as at December 31, 2025. Management will continue to refinance any outstanding amounts owing under the credit facility or our long-term debentures as they become due and payable.

($000s)	2026	2027	2028	2029
Commitments - operational
Lease payments	1,085	605	—	—
Accounts payable	3,352	—	—	—
Accruals and other	12,946	—	—	—
Other purchase obligations	584	642	221	—
Interest – credit facility	5,757	5,757	5,757	32
Interest – Debentures(1)	2,607	2,418	2,212	519
	26,331	9,422	8,190	551
Commitments – principal repayments
Credit facility	—	—	—	51,713
Debentures (1)	2,249	2,434	2,635	25,367
	2,249	2,434	2,635	77,080
Total contractual obligations	28,580	11,856	10,825	77,631

(1) The debenture repayments are payable in either cash or common shares of Orion Digital at the Company's option. The number of common shares required to settle the repayments are variable based on the Company's share price at the repayment date. The debentures are subordinated to the credit facility which has the

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2025 and December 31, 2024:

($000s)	As at
	December 31, 2025	December 31, 2024
Cash and cash equivalent	$17,702	$8,530
Loans receivable, net	60,650	58,620
Total assets	173,634	189,648
Total liabilities	101,313	108,431

Total assets decreased by $16.0 million during the year ended December 31, 2025. The decrease is primarily attributable to decreases in prepaid expenses, and other receivables and assets as a result of exiting the legacy institutional brokerage business as well as continued amortization of intangible assets. Monetization of marketable securities and investment portfolio resulted in increased cash.

Total liabilities decreased by $7.1 million during the year ended December 31, 2025. The decrease is primarily due to a decrease in accounts payable, accruals and other as a result of exiting the legacy institutional brokerage business as well as a decrease in debentures.

Gross loans receivable were $77.6 million as at December 31, 2025, compared to $72.7 million at December 31, 2024, reflecting loan originations partially offset by repayments and charge-offs. The allowance for loan losses was $17.0 million, representing 21.9% of gross loans receivable, compared to $14.1 million (19.4%) at December 31, 2024. The increase primarily reflects updated macroeconomic assumptions and portfolio performance. The allowance represents management’s estimate of expected credit losses under IFRS 9. Further details are provided in Note 4.

Credit facility

The credit facility consists of a $60,000 senior secured credit facility. On February 26, 2025, the Company amended its credit facility to extend the maturity date by three years, from January 2, 2026 until January 2, 2029. As part of the amendment, certain financial covenants were modified, and the interest rate was reduced by 100 basis points to 7% plus the greater of i) 2% and ii) the Secured Overnight Financing Rate (“SOFR”). There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. Availability under the facility is determined monthly based on the level of eligible loan receivables. Borrowing capacity fluctuates with the amount of eligible loans, and any borrowings in excess of the eligible loan receivables must be repaid in accordance with the terms of the agreement. The principal and interest balance outstanding for the credit facility as at December 31, 2025 was $51,713 (December 31, 2024 – $48,792).

The credit facility is subject to certain covenants and events of default. As at December 31, 2025 and December 31, 2024, the Company was in compliance with these covenants. Interest expense on the credit facility for the year ended December 31, 2025 of $5,721 (December 31, 2024 – $6,702) is included in credit facility interest expense in the consolidated statements of operations and comprehensive income (loss). Interest payments are due semi-monthly.

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

The Company has pledged financial instruments as collateral against its credit facilities. Borrowing capacity under the facility is influenced by the composition of these assets. Under the terms of the general security agreement, assets pledged as collateral primarily include loans receivable with a carrying amount equal to $60,650 (December 31, 2024 – $58,620) and cash and cash equivalents with a balance of $586 (December 31, 2024 – $254).

Debentures

The Company's debentures pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common Shares.

	As at
	December 31, 2025	December 31, 2024
Principal balance	32,685	35,257
Discount	(1,501)	(701)
	31,184	34,556
Interest payable	702	731
	31,886	35,287

The debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to January 2, 2029 which is the maturity date of the credit facility.

As at March 1, 2025, the Company adjusted the amortised cost of the debentures to give effect to the amended maturity date of the Company's senior secured credit facility from January 2, 2026 to January 2, 2029. The Company determined this constituted a non-substantial modification of the existing debentures and the amortised cost of the debentures was recalculated by discounting the revised estimated future cash flows at the existing effective interest rate. The impact of the modification was recorded in revaluation gain (loss) in the consolidated statements of operations and comprehensive income (loss).

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2026	2,249	—	2,249
2027	2,434	—	2,434
2028	2,635	—	2,635
2029	662	24,705	25,367
	7,980	24,705	32,685

The debenture repayments are payable in either cash or Common Shares at Orion Digital's option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the repayment date.

C.
Research and Development, Patents and Licenses, etc.

The following table should be read in conjunction with “Item 4. Information on the Company – B. Business Overview". The Company continues to invest in the development of its software platform which is captured as an addition to intangible assets in the Consolidated Financial Statements.

($000s)	December 31, 2025	December 31, 2024	December 31, 2023
Investment in intangible assets	2,609	3,175	3,206

D.
Trend Information

The information required by this item is set forth above in “Item 5. Operating and Financial Review and Prospects — A. Operating Results,” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report on Form 20-F to be not necessarily indicative of future operating results or financial conditions.

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

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

(i) Provision for loan losses, net of recoveries

The provision for loan losses consists of amounts charged to the consolidated statements of operations and comprehensive income (loss) during the period to maintain an adequate allowance for loan losses. The Company's allowance for loan losses represents its estimate of the expected credit losses expected from its existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through collection efforts, delinquency levels, estimate of impaired loans recoveries, historical charge-off and loss experience, the Company's expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

The determination of the recoverable amount on charged-off loans represents a component of the allowance for expected credit losses and involves a significant accounting estimate. Impaired loans are loans for which the Company has determined there is no reasonable expectation of full recovery. The Company recognizes the portion of the receivable expected to be collected based on estimated future cashflows and may continue collection activities to recover a portion of the contractual cashflows. The estimation of recoverable amounts is subject to inherent uncertainty because it requires management to assess the timing and amount of future cash flows that may be collected after charge-off, which are not directly observable and may vary from actual outcomes.

In determining the recoverable amount on charged-off loans, management applies judgement and uses historical recovery experience, delinquency status, and origination period, adjusted as appropriate to reflect current conditions and forward-looking information. The estimate reflects management’s expectations regarding future recoveries, including the probability of collection, expected cash recovery rates, and the estimated timing of recoveries. These assumptions are reviewed regularly and updated based on recent collection performance and other relevant information.

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

(iii) Impairment testing of intangible assets and goodwill

Management is required to use judgement in determining the CGUs and reviewing impairment indicators. Management reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Management must apply a range of assumptions and considers estimated cashflows based on actual operating results as well as industry and market trends. These projections are inherently uncertain due to market and economic factors.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name and Province or State and Country of Residence	Age	Position/Title	Director Since
David Feller[1,5] British Columbia, Canada	58	Chairman of the Board, CEO	August 26, 2003
Gregory Feller[1,5] New York, United States	58	President, CFO and Director	April 10, 2015
Alex Shan Ontario, Canada	49	Director	June 27, 2024
Kristin McAlister[3] California, United States	55	Director	June 27, 2023
Christopher Payne[2] Ontario, Canada	63	Director	January 25, 2021
Joanna Floyd[4] London, United Kingdom	50	Director	September 14, 2025
Justin Carter British Columbia, Canada	45	COO	March 31, 2023
Christy Cameron Nova Scotia, Canada	47	CCO	August 22, 2025

(1)
David Feller and Gregory Feller are brothers.
(2)
Chair of the Audit Committee; Member of the Corporate Governance, Compensation and Nominating Committee (“CGCNC”).
(3)
Chair of the CGCNC; Member of the Audit Committee;
(4)
Member of the Audit Committee and CGCNC
(5)
Member of the Investment Committee

David Feller founded Orion Digital in 2003 and serves as Chief Executive Officer and Chair of the Board. He has led the Company’s evolution from a consumer lending business into a diversified digital financial platform spanning wealth, payments infrastructure, and capital allocation. Under his leadership, the Company has raised over $500 million in equity and debt capital, completed its public listings on the TSX and Nasdaq, and established long-term institutional financing relationships. Mr. Feller’s current focus is on scaling Orion Digital’s wealth platform and payments infrastructure while maintaining disciplined capital allocation across the business. He is a graduate of the University of Western Ontario.

Gregory Feller is a co-founder of Orion Digital and serves as President, Chief Financial Officer, and a member of the Board. He is responsible for the Company’s capital allocation strategy, financing activities, and investor relations. Prior to Orion Digital, Mr. Feller held senior investment banking roles including Managing Director and Co-Head of Technology Investment Banking at Citadel Securities, and Managing Director positions at UBS and Lehman Brothers. Prior to that, he was a Vice President within Goldman Sachs’ Silicon Valley technology group. His experience spans capital markets, M&A, and financing transactions across the technology and financial services sectors, supporting Orion Digital’s focus on disciplined capital allocation and long-term value creation. Mr. Feller holds a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Master of Management from Northwestern University’s Kellogg School of Management.

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

Joanna Floyd brings a strong background in global financial services and organizational leadership to Orion Digital. She previously held senior talent management roles at Bain Capital and Lehman Brothers after beginning her career in mergers and acquisitions at Deutsche Bank. She is currently Partner and COO of The Work Psychologists, a London-based high-performance leadership consultancy that works with organizations on leadership strategy and organizational effectiveness. Joanna also served on the Board of the Association for Business Psychology and holds an MSc (Distinction) in Business & Occupational Psychology.

Justin Carter has been with Orion Digital since its founding in 2003 and serves as Chief Operating Officer (“COO”). He has been responsible for the development and scaling of the Company’s core operating platforms across wealth, lending, and customer operations. He has led the implementation of digital-first processes, automation systems, and operational infrastructure that support the Company’s product delivery and scalability. Mr. Carter brings deep institutional knowledge of the Company’s systems and operations.

Christy Cameron serves as Chief Corporate Officer (“CCO”) and has been with Orion Digital since 2007. She is responsible for corporate strategy execution, governance, and coordination across legal, regulatory, and compliance functions. She has played a key role in the Company’s financings, acquisitions, and public market transactions, including its TSX and Nasdaq listings. Ms. Cameron holds an MSc in Mathematics from the University of British Columbia and a BSc in Mathematics and Psychology from Dalhousie University.

As at December 31, 2025, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 1,952,352 Common Shares, representing approximately 8% of the Company's issued and outstanding Common Shares as of December 31, 2025.

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

Compensation Discussion and Analysis

Context of our Executive Compensation Practices

Orion Digital operates as a publicly listed fintech company in a competitive market for executive and senior leadership talent. Our compensation program is designed to retain leaders who can execute the Company’s strategy, support disciplined operating performance, and align management outcomes with long-term shareholder value.

Several market and business factors inform the CGCNC’s approach:

•
We compete for talent with both technology companies, where equity compensation is a core component of pay, and established financial services companies, which often have more developed cash compensation, incentive, benefit, and retirement programs. As a result, the CGCNC considers both equity ownership and competitive cash compensation in designing programs intended to retain key executives and align them with long-term shareholder value.
•
Our compensation decisions are made in the context of continued cash discipline, operating efficiency, and the Company’s focus on revenue growth, Adjusted EBITDA performance, balance sheet strength, and long-term value creation.

The CGCNC aims to balance these factors with the expectations of our shareholders and their responsibilities around oversight. As the business matures through the execution of our corporate strategy, the CGCNC will continue to evolve our compensation strategies to support performance, retention and shareholder alignment.

How Executive Compensation is determined

The CGCNC annually assesses and makes a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation of the executive officers. As required, the CGCNC retains independent advice in respect of compensation matters and, if deemed appropriate by the Committee, meets separately with such advisors. Orion Digital specifically uses salary survey information to benchmark its compensation against the market. Orion Digital uses a variety of specialized survey data and relies heavily on data from The Mercer HR Tech Group Salary Survey. This survey is based in British Columbia, but the data is relevant for all Canadian high-tech markets. The most recent survey included data provided by over 95 leading technology organizations in the British Columbia market. The survey includes cash, short and long-term incentive information and has executive benchmarks for over 30 functions. Compensation analysis is available by size and type of organization. Additionally, third party consultants have also provided input on our senior leadership and executive compensation.

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

Annual Performance Bonus

Annual performance bonus is expressed as a percentage of annual base salary and is calculated based on achievement levels against a mix of corporate performance goals and individual performance goals and is payable at the discretion of the Board. Annual performance bonuses may be paid in cash, equity awards, or a combination of both, and remain subject to Board discretion. Any annual performance bonuses in respect of the 2025 performance year have not yet been determined or awarded and, if approved, are expected to be evaluated in 2026 based on the applicable performance targets.

One-Time Operational Transformation Bonus

In 2025, the Board approved a one-time discretionary Operational Transformation Bonus for certain executives and senior leaders in recognition of their contributions to the Company’s multi-year operational transformation during 2022-2024. Since the 2021 performance year, no operational bonuses had been paid to executives or senior leaders despite contractual eligibility, while the leadership team delivered significant operational improvements, strengthened its financial position, and continued to execute during a period of macroeconomic uncertainty, rising interest rates and fintech sector volatility.

The Board considered several operational achievements in approving the Operational Transformation Bonus, including the Company’s EBITDA, cash flow performance, and improved financial strength.

The Board also considered the executives’ sustained alignment with shareholders. The CEO and President & CFO have maintained meaningful personal ownership of Orion Digital shares and, from 2022 through the date the operational bonus was determined in mid 2025, collectively purchased more than 570,000 Orion Digital shares in the open market at an average purchase price of approximately $2 per share. Based on Company records, neither executive has sold Orion Digital shares during his tenure with the Company. The Compensation Committee believes this ownership profile reinforces alignment with long-term shareholder value creation.

The award was non-recurring, does not create a precedent for ongoing discretionary awards, and was approved separately from the Company’s annual bonus plan.

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

Compensation of Executive Officers

The following table sets out information concerning the compensation earned by the executive officers during the year ended December 31, 2025. All figures are in Canadian dollars.

Name and Principal Position	Salary(2)	Share‑ based Awards	Option‑ based Awards(3)	Non‑Equity Incentive Plan Compensation	All Other Compensation(4)	Total Compensation
David Feller CEO	$432,233		$264,300		$613,569	$1,310,101

Gregory Feller(1) President & CFO	$535,000		$264,300		$707,016	$1,506,317

Justin Carter Chief Operating Officer	$244,084		$52,860		$59,726	$356,670

Christy Cameron Chief Corporate Officer	$172,893		$46,252		$106,461	$325,607

1.
Gregory Feller, a US resident, is paid a base salary of $375,000 in US dollars. The Canadian dollar equivalent expressed in the table above is based on the average US dollar to Canadian dollar exchange rate posted by the Bank of Canada which was CAD$1.3978 = US$1.00 for 2025.
2.
Includes amounts paid in 2025 to restore base salary amounts temporarily reduced in 2024.The temporary 15% salary reduction was implemented November 11, 2024 and the affected amount was paid in 2025.
3.
Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2025: risk free interest rate of 2.85%; expected life of 5 years; expected stock price volatility of 91% and expected dividend yield of Nil.
4.
Amounts noted include employer paid health benefits and one-time discretionary Operational Transformation Bonus approved by the Compensation Committee in 2025 of $600,000 to the CEO, $600,000 to the President/CFO, $50,000 to the COO and $100,000 to the CCO. The bonus recognizes the executive’s role in the Company’s multi-year operational transformation over the 2022-2024 period during which no operational bonuses were paid. The Compensation Committee determined the award is non-recurring and does not establish a precedent for future discretionary awards. The award is separate from and not in lieu of, amounts payable under the Company’s 2025 annual bonus plan. See “Compensation Discussion and Analysis” for further information.

Compensation of Directors

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non-executive directors, Mses. McAlister and Floyd, Messrs. Payne and Shan are paid an annual retainer fee of $35,000. A non-executive director receives an additional $30,000 annual fee for serving as chair on each of the Audit Committee, CGCNC and Investment Committee. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors and are eligible to receive stock options and RSUs under the Stock Option Plan and RSU Plan, respectively.

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2025.

Name	Fees Earned	Option-Based Awards(1)	Share-Based Awards	Non‑Equity Incentive Plan Compensation	Total Compensation
Christopher Payne	$65,000	$26,430	Nil	Nil	$91,430
Kristin McAlister	$65,000	$26,430	Nil	Nil	$91,430
Alex Shan	$35,000	$26,430	Nil	Nil	$61,430
Joanna Floyd	$10,403	$55,199	Nil	Nil	$65,602

1.
Options to purchase common shares, see “Item 6. Directors and Senior Management – E. Share Ownership” for number of options, exercise price and expiry date. The fair value of these stock options has been calculated at the time of grant using the Black Scholes option pricing model, based on the following assumptions for 2025 for Mr. Payne, Ms. McAlister and Mr. Shan: risk free interest rate of 2.85%; expected life of 5 years; expected stock price volatility of 91% and expected dividend yield of Nil. Ms. Floyd’s fair value was based on the following assumptions: risk free interest rate of 2.73%; expected life of 5 years; expected stock price volatility of 92% and expected dividend yield of Nil.

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

In addition, Messrs. Feller employment agreements contains a provision entitling them to full acceleration of vesting of any stock options previously granted to them upon a ‘Change in Control’, as defined in the Stock Option Plan. Mr. Carter’s employment agreement contains a change of control provision entitling him to an additional six months of severance, should a good reason arise within the first twelve months of the change of control and twelve months of severance should good reason arise after that, for the duration of his employment with Orion Digital.

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

Board Committees

Audit Committee

Orion Digital’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with National Instrument 52-110 – Audit Committees(“NI 52-110”) and with Nasdaq Stock Market Rules. The members of the Audit Committee are Christopher Payne (Chair), Kristin McAlister and Joanna Floyd.

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

A copy of the charter of the Audit Committee can be accessed electronically at https://orion-digital.com/corporate-governance.

Corporate Governance, Compensation and Nominating Committee

The Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Kristin McAlister (Chair), Christopher Payne and Joanna Floyd.

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

A copy of the charter of the CGCNC can be accessed electronically at https://investors.orion-digital/corporate-governance.

Investment Committee

The Board has appointed the Investment Committee comprising of directors David Feller and Gregory Feller.

The Board has adopted a written charter for the Investment Committee. The mandate of the Investment Committee is to assist the Board by reviewing and evaluating potential strategic investments, and divestitures by Orion Digital and making recommendations to the Board with respect to such potential transactions. Primary responsibilities of the Investment Committee are to (i) review proposed investment or divestiture opportunities identified by or submitted to the Committee for consideration, (ii) ensure the proposed opportunities meet the Company’s investment objectives and strategy, (iii) ensure that environmental, social, and governance factors are considered, (iv) assist and advise on the terms of the transaction, (v) oversee due diligence, (vi) identify and manage potential conflicts of interest; and (vii) review the performance and outlook of the Orion Digital Ventures portfolio.

D.
Employees

As of December 31, 2023, 2024 and 2025, we had 204, 174, and 182 full-time employees and 6 part-time employees, respectively. The following table sets forth the number of our employees categorized by area of operations:

	As of Dec 31, 2023	As of Dec 31, 2024	As of Dec 31, 2025
General & Administrative	44	42	29
Customer Service & Operations	105	85	97
Technology	55	47	56
TOTAL	204	174	182

E.
Share Ownership

The following table summarizes, as of April 29, 2026, share ownership including options and RSUs granted under the Stock Option Plan and RSU Plan to our executive officers and directors.

			Option-Based Awards				Share-Based Awards
Name	Common Shares	% Common Shares	Common Shares Underlying Options Outstanding	Option Exercise Price	Grant Date	Expiration Date	Common Shares Underlying RSUs that have not vested	Grant Date
David Feller	1,122,048	4.7%
			91,667	$4.68	2020/06/09	2028/06/09
			33,333	$3.33	2022/06/18	2030/06/18
			22,222	$3.33	2022/06/18	2030/06/18
			166,667	$2.49	2022/11/21	2030/11/21
			100,000	$2.76	2023/06/30	2031/06/30
			100,000	$2.12	2023/09/30	2031/09/30
			50,000	$2.43	2023/12/31	2031/12/31
			25,000	$2.04	2024/06/30	2032/06/30
			200,000	$1.86	2025/05/22	2033/05/22
Gregory Feller	699,767	2.9%
			91,667	$4.68	2020/06/09	2028/06/09
			33,333	$3.33	2022/06/18	2030/06/18
			22,222	$3.33	2022/06/18	2030/06/18
			166,667	$2.49	2022/11/21	2030/11/21
			100,000	$2.76	2023/06/30	2031/06/30
			100,000	$2.12	2023/09/30	2031/09/30
			50,000	$2.43	2023/12/31	2031/12/31
			25,000	$2.04	2024/06/30	2032/06/30
			200,000	$1.86	2025/05/22	2033/05/22
Christopher Payne	128,982	0.5%
			8,333	$3.33	2022/06/18	2030/06/18
			12,500	$2.49	2022/11/21	2030/11/21
			33,333	$2.76	2023/06/30	2031/06/30
			20,000	$2.12	2023/09/30	2031/09/30
			5,000	$2.43	2023/12/31	2031/12/31
			5,000	$2.04	2024/06/30	2032/06/30
			20,000	$1.86	2025/05/22	2033/05/22
Kristin McAlister	0	0%
			33,333	$2.76	2023/06/30	2031/06/30
			20,000	$2.12	2023/09/30	2031/09/30
			5,000	$2.43	2023/12/31	2031/12/31
			5,000	$2.04	2024/06/30	2032/06/30
			20,000	$1.86	2025/05/22	2033/05/22
Alex Shan	0	0%
			45,000	$2.04	2024/06/30	2032/06/30
			20,000	$1.86	2025/05/22	2033/05/22
Joanna Floyd	0	0%

			30,000	$2.57	2025/09/30	2033/09/30
Justin Carter	11,906	0.0%
			5,675	$4.68	2018/05/10	2026/05/10
			5,281	$4.68	2018/05/10	2026/05/10
			3,114	$4.68	2019/06/17	2027/06/17
			6,667	$4.68	2019/12/26	2029/12/26
			15,000	$4.68	2020/06/09	2028/06/09
			33,333	$2.70	2023/03/31	2031/03/31
			8,000	$2.76	2023/06/30	2031/06/30
			16,667	$2.76	2023/06/30	2031/06/30
			10,000	$2.43	2023/12/31	2031/12/31
			40,000	$1.86	2025/05/22	2033/05/22
Christy Cameron	8,664	0.0%
			1,667	$1.86	2018/05/10	2026/05/10
			1,667	$1.86	2018/05/10	2026/05/10
			3,893	$1.86	2019/06/17	2027/06/17
			6,667	$1.86	2019/12/26	2029/12/26
			11,667	$1.86	2020/06/09	2028/06/09
			6,667	$1.86	2021/03/31	2029/03/31
			3,333	$1.86	2021/12/31	2029/12/31
			1,723	$1.86	2022/03/30	2030/03/30
			10,000	$1.86	2023/06/30	2031/06/30
			5,667	$1.86	2023/06/30	2031/06/30
			10,000	$1.86	2023/12/31	2031/12/31
			35,000	$1.86	2025/05/22	2033/05/22

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Based on a review of the information provided to us by our transfer agent, as of April 10, 2025, there were 447 record holders, of which 347 record holders holding approximately 76% of our Common Shares had registered addresses in Canada. These numbers are not representative of the number of beneficial holders of our Common Shares nor are they representative of where such beneficial holders reside, since many of these Common Shares are held of record by brokers or other nominees (including one Canadian. nominee company, CDS & Co., which held approximately 75% of our outstanding common shares as of such date).

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 25, 2026, the latest practicable date, by each person known to us to own beneficially more than 5% of our common shares. The calculations in the table below are based on the 23,897,826 Common Shares outstanding as of April 29, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 29, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

No holder of common shares has different voting rights from any other holders of Common Shares..

	Shares Beneficially Owned
Principal Shareholder	Number	%
Michael Wekerle	2,283,049	9.6

B.
Related Party Transactions

Related party transactions during the three months and year ended December 31, 2025 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2025 totaled $0.1 million (December 31, 2024 – $0.1 million). The debentures bear annual coupon interest of 8.0% (December 31, 2024 – 8.0%) with interest expense for the three months and year ended December 31, 2025 totaling $3,000 and $10,000 respectively (December 31, 2024 – $3,000 and $14,000 respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

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

ITEM 9: THE OFFER AND LISTING

Not applicable, except for Item 9A(4) and Item 9C.

1.
Offering and Listing Details

Our common shares have been listed on the TSX and NASDAQ since June 25, 2015 and April 18, 2018, respectively, trading under the ticker symbol “MOGO”. Effective January 2, 2026, the Company’s common shares began trading under the new ticker symbol “ORIO”.

2.
Markets

Our common shares have been listed on the TSX and NASDAQ since June 25, 2015 and April 18, 2018, respectively, trading under the ticker symbol “MOGO”. Effective January 2, 2026, the Company’s common shares began trading under the new ticker symbol “ORIO”.

ITEM 10: ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

Incorporation

The Company was originally incorporated by letters patent under the laws of Canada on January 14, 1972 and ultimately continued into British Columbia on June 21, 2019. The Company’s incorporation number is C1213467. On December 29, 2025, the Company changed its name from Mogo Inc. to Orion Digital Corp.

Objects and Purposes

The Articles of the Company do not contain limitations or restrictions on the business of the Company.

Directors

Under the Articles of the Company, a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA. A director with a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution approving the contract or transaction, unless all directors have an interest in the contract or transaction. A director with a disclosable interest in a contract or transaction is entitled to be counted as part of the quorum for the directors’ meeting to consider the contract or transaction. Such director or senior officer who holds a disclosable interest in a contract or transaction is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCA.

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

C.
Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, to which the Company or any other member of the group is a party, for the two years immediately preceding the date of this annual report on Form 20-F:

•
Second Amended and Restated Revolving Credit and Guarantee Agreement dated as of February 26, 2025, between Orion Digital, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., Carta Solutions Holding Corporation, the Company, and DB FSLF 50 LLC, as amended. See "Business Description – Credit Facility" for more details
•
Amended and Restated Subordination Agreement (Thurlow Guarantee) dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP and Mogo Finance Technology Inc., pursuant to which the security granted to Dale Matheson Carr-Hilton LaBonte LLP on behalf of the holders of certain secured debentures, securing debt owing under the secured debentures, is subordinated and postponed to the security granted to DB FSLF 50 LLC.
•
Amended and Restated Subordination Agreement dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP, Mogo Finance, Mogo Mortgage Technology Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Thurlow Management Inc., Thurlow Capital (BC) Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (Ontario) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ottawa) Inc. and Mogo Technology Inc., pursuant to which the security granted to Dale Matheson Carr-Hilton LaBonte LLP on behalf of the holders of certain secured debentures, securing debt owing under the secured debentures, is subordinated and postponed to the security granted to DB FSLF 50 LLC.

D.
Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of Orion Digital's securities, although there may be Canadian and other foreign tax considerations. See “Item 10 - Additional Information — E. Taxation”.

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

Passive Foreign Investment Company Rules

Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year ending December 31, 2025. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for the purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Certain Treasury Regulations further restrict the ability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

You may access this annual report on Form 20-F, including exhibits and schedules, on our website at www.mogo.ca or request a copy by email to legal@oriondigitalcorp.com. You may also read and copy reports, statements or other information that we file with or furnish to the SEC, including exhibits and schedules filed with this annual report on Form 20-F at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may access the documents we file with or furnish to the SEC at that website. These SEC filings are also available to the public from commercial document retrieval services.

We also file reports, statements and other information with the CSA through SEDAR, and these can be accessed electronically at www.sedar.com.

You may access other information about Orion Digital on our website at www.orion-digital.com.

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

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bears interest fluctuating with the Secured Overnight Financing Rate (“SOFR”). The credit facility does not have a SOFR floor. As at December 31, 2025, SOFR is 3.87% (December 31, 2024 – 4.49%). For the year ended December 31, 2025, a 100-basis point change in SOFR would increase or decrease credit facility interest expense by $455 (December 31, 2024 – $315). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is primarily exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. As at December 31, 2025, a 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $244 (December 31, 2024 – $166).

	As at
($000 USD)	December 31, 2025	December 31, 2024
Cash	180	39
Marketable securities	2,124	83
Investment portfolio	4,554	5,755
Debentures	(3,298)	(3,574)

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16: [RESERVED]

A.
Audit Committee Financial Expert

The Board has considered the extensive financial experience of Ms. McAlister, Mr. Payne and Ms. Floyd and has determined that each is (i) financially literate in accordance with NI 52-110 and Rule 10A-3 under the Exchange Act, and (ii) an independent director as that term is defined by the applicable Canadian and SEC rules and in the Nasdaq Stock Market Rules.

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

B.
Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all officers, employees, contractors, and members of the Board (the “Code of Conduct”) that complies with Nasdaq Stock Market Rules. The Code of Conduct includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the SEC for a code of ethics applicable to such officers. A copy of the Code of Conduct can be accessed electronically at https://orion-digital.com/corporate-governance.

C.
Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP in 2024 and MNP LLP in 2024 and 2025. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended
	December 31, 2025	December 31, 2024
Audit Fees[1]	$1,053,990	$1,171,629
Audit Related Fees[2]	$217,073	$247,170
Tax Fees[3]	-	$108,305
All Other Fees[4]	-	$13,433
Total Fees Paid[5]	$1,271,063	$1,540,537

(1) "Audit fees" means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.

(2) “Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees.

(3) “Tax fees” of 2025 and 2024 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

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

E.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Orion Digital’s Board of Directors approved a share repurchase program in March 2022 with authorization to purchase up to US$10 million of common shares. Orion Digital may repurchase shares from time to time through open market purchases, in privately negotiated transactions or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The actual timing and amount of future repurchases are subject to business and market conditions, corporate and regulatory requirements, stock price, acquisition opportunities and other factors. The share repurchase program does not obligate Orion Digital to acquire any particular amount of common stock, and the program may be suspended or terminated at any time by Orion Digital at any time at its discretion without prior notice.

Issuer purchase of equity securities

Period	(a) Total Number of Common Shares purchased	(b) Average Price Paid per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs
January 1 – 31, 2025	-	-	-	-
February 1 – 28, 2025	-	-	-	-
March 1 – 31, 2025
April 1 – 30, 2025	-	-	-	-
May 1 – 31, 2025	467,512	$1.44	467,512	$7,232,054
June 1– 30, 2025	55,579	$1.43	55,579	$7,152,822
July 1 – 31, 2025	-	-	-	-
August 1 – 31, 2025	-	-	-	-
September 1 – 30, 2025	-	-	-	-
October 1 – 31, 2025	-	-	-	-
November 1 – 30, 2025	25,000	$1.37	25,000	$7,118,505
December 1 – 31, 2025	-	-	-	-

F.
Change in Registrant’s Certifying Accountant.

Effective October 1, 2024, at the request of the Company, KPMG LLP (“KPMG”) resigned as our independent registered public accounting firm and the Company appointed MNP LLP to fill the vacancy, and to hold such position until the close of the next annual meeting of shareholders of the Company. The resignation of KPMG as auditor of the Company and the appointment of MNP as auditor of the Company were considered and approved by the Board of Directors of the Company. The reports of KPMG on the Company’s consolidated financial statements for either of the past two fiscal years did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

We furnished a copy of the disclosures in this Annual Report to KPMG, requesting that KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as Exhibit 16.1 hereof.

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

I.
Foreign Jurisdictions that Prevent Inspections

Not applicable.

J.
Insider trading policies

We have adopted a comprehensive Insider Trading Policy that applies to all our employees, contractors, consultants, and members of our Board of Directors. The policy also applies to persons or companies who acquire information from a source known by them to be in a special relationship with Orion Digital.

Our Insider Trading Policy prohibits trading in Orion Digital securities by any person who possesses material, non-public information relating to Orion Digital. Under the policy, material information is defined as any information relating to our business and affairs that results in or would reasonably be expected to result in a significant change in the market price or value of any of our securities.

Key provisions of our Insider Trading Policy include:

1.
Trading Restrictions: Persons in possession of material non-public information are prohibited from trading in our securities until the information has been fully disclosed to the public and a reasonable period of time has passed for the information to be disseminated.
2.
Blackout Periods: We maintain regular blackout periods during which trading in Orion Digital securities is prohibited. These periods commence at the close of trading on the last business day of each fiscal quarter or year-end and end at the close of business on the first trading day following our public release of quarterly or annual results.

3.
Pre-clearance Requirements: All insiders must provide prior notification to our Chief Financial Officer before trading in any securities of Orion Digital and receive confirmation to proceed with their trade.
4.
Long-term Investment Perspective: Our policy prohibits insiders from engaging in short selling or trading in call or put options on Orion Digital securities. We encourage acquiring our securities only as a long-term investment.
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

K.
Cybersecurity

Risk Management and Strategy

Orion Digital has established an information security framework that includes policies, procedures and mechanisms to protect against and minimize the impact of a cyberattack. Our strategy includes, but is not limited to, cyber security risk assessment and information security governance programs, information technology safeguards and controls, use of encryption, managing risks related to third-party service providers, vulnerability tests and compliance monitoring, employee training and awareness, and incident response plans.

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

Although Orion Digital has implemented the cybersecurity processes described above and we have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, we remain exposed to cybersecurity incidents which could have a material adverse affect on our business, operations and financial results (see “Item 3. Key Information — D. Risk Factors”).

Cybersecurity Governance

Our board of directors has overall oversight responsibility for our cyber risk management. Orion Digital’s Chief Operating Officer in charge of operations, oversees the Company’s cybersecurity program and personnel and Orion Digital’s senior management team is engaged as appropriate in assessing Orion Digital’s cyber risk tolerance and are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents.

Orion Digital’s Audit Committee and Board of Directors are informed of cybersecurity matters through quarterly reports from the senior management team.

PART III

ITEM 17: FINANCIAL STATEMENTS

Please refer to Exhibit 20.1 for Consolidated Financial Statements for the years ended December 31, 2025, 2024 and 2023 included as part of this Annual Report.

ITEM 18: FINANCIAL STATEMENTS

See “Item 17. Financial Statements."

ITEM 19: EXHIBITS

Exhibit Number	Document Description
1.1	Notice of Articles of the Registrant

1.2	Articles of the Registrant (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on July 2, 2019)

1.3	Certificate of Change of Name of the Registrant (incorporated by reference to Exhibit 99.2 of the Registrant’s report on Form 6-K filed with the SEC on December 30, 2025)

1.4	Certificate of Continuation of the Registrant

2.1	Description of Registered Securities

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

4.2

Amended and Restated Subordination Agreement dated September 30, 2020 among DB FSLF 50 LLC, Dale Matheson Carr-Hilton LaBonte LLP, Mogo Finance, Mogo Mortgage Technology Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Thurlow Management Inc., Thurlow Capital (BC) Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (Ontario) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ottawa) Inc. and Mogo Technology Inc.

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

4.5	Stock Option Plan of the Registrant

4.6	Restricted Share Unit Plan of the Registrant (incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-8, filed with the SEC on June 19, 2018)

8.1	List of Subsidiaries of the Registrant

11.1	Insider Trading Policy

12.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Auditor (former) – KPMG LLP

15.2	Consent of Independent Auditor (current) – MNP LLP

16.1	Letter of KPMG

20.1	Annual consolidated financial statements for the years ended December 31, 2025, 2024 and 2023

97	Policy for Recovery of Erroneously Awarded Compensation

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Orion Digital Corp.

Date: April 30, 2026	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President and Chief Financial Officer